NOTICE OF MEETING OF HOLDERS OF 10% SENIOR SECURED NOTES DUE MARCH 1, 2017

and

NOTICE OF SPECIAL MEETING OF HOLDERS OF SERIES A PREFERENCE SHARES AND SERIES B PREFERENCE SHARES

and

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES

of

BANRO CORPORATION

each to be held on March 31, 2017

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

February 27, 2017

These materials are important and require your immediate attention. They require securityholders of Banro Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. For any questions relating to voting at the upcoming meetings, please contact our proxy advisor and information agent, Kingsdale Advisors at 1-866-851-3214 or by email at contactus@kingsdaleadvisors.com.

NOTICE OF MEETING OF NOTEHOLDERS

NOTICE IS HEREBY GIVEN that a meeting (the Noteholders' Meeting) of the holders (the Noteholders) of the 10% Senior Secured Notes due March 1, 2017 (the Notes) of Banro Corporation (the Company) will be held at the offices of Norton Rose Fulbright Canada LLP at the Royal Bank Plaza, South Tower, 200 Bay Street, 38th Floor, Toronto, Ontario at 10:00 a.m. (Toronto time) on March 31, 2017 for the following purposes:

1

TO CONSIDER, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) (the Court) dated February 22, 2017 (the Interim Order), and if deemed advisable to pass, with or without variation, a special resolution (the Noteholders' Arrangement Resolution), the full text of which is set forth in Appendix A to the accompanying management information circular (the Circular), to approve an arrangement (the Arrangement) under section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

2	TO TRANSACT such other business as may properly come before the Noteholders' Meeting or any postponement or adjournment thereof.

The record date (the Record Date) for entitlement to vote at the Noteholders' Meeting is March 1, 2017.

The requisite approval for the Noteholders' Arrangement Resolution is at least 66⅔% of the votes cast on the Noteholders' Arrangement Resolution by Noteholders present in person or represented by proxy at the Noteholders’ Meeting with each Noteholder as of the Record Date having one vote for each US$1.00 of principal amount of Notes held by such Noteholder as of the Record Date.

All Noteholders hold their Notes as beneficial owners thereof in an uncertificated book entry only position in Canadian Depository for Securities or its nominee through their intermediary (such as a bank, trust company, securities dealer or broker). As a beneficial owner of the Notes you should have received a voting instruction form from the Company’s transfer agent and/or your intermediary and/or Broadridge Financial Solutions, Inc. (Broadridge) with the accompanying Circular which will include information regarding voting, including the time by which voting instructions must be received by your intermediary. If no such voting instruction form was received, you should promptly contact your intermediary. Noteholders should follow the instructions on the voting instruction forms they received, including with respect to the time by which their voting instructions must be received by their intermediary. Noteholders should contact their intermediary promptly if they need assistance.

To be effective, voting instructions must be received by the Company’s transfer agent no later than 4:00 p.m. (Toronto time) on March 29, 2017, or in the event the Noteholders' Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any reconvened or postponed Noteholders' Meeting. Noteholders are cautioned that their intermediary has its own internal procedure for completing a voting instruction form, including the deadline by which such form must be completed. Such intermediary’s deadline may be in advance of the Company’s deadline noted above. Noteholders are encouraged to immediately contact their intermediary to inquire about its procedures for completing a voting instruction form. Noteholders should carefully follow the instructions, and adhere to the deadlines, provided to them by their intermediary.

The deadline for receipt of voting instructions may be waived or extended by the Chairman of the Noteholders' Meeting at his discretion, without notice. The Chairman of the Noteholders' Meeting is under no obligation to accept or reject any particular late voting instruction.

All Noteholders are requested to complete the voting instruction form prior to the deadlines stipulated therein for use at the Noteholders' Meeting or any adjournment or postponement thereof.

i

The persons named in the enclosed voting instruction form are officers of the Company. Each Noteholder has the right to appoint a proxyholder other than such persons, who need not be a Noteholder, to attend and to act for such Noteholder and on such Noteholder's behalf at the Noteholders' Meeting by inserting the name of such person in the space provided in the applicable voting instruction form.

As Noteholders are not registered holders of the Notes, they do not have a right to directly attend, be heard or vote at the Noteholders’ Meeting. The Company does not know and cannot determine for whose benefit the Notes are held. Therefore, in order for a Noteholder to attend, be heard and vote in person at the Noteholders' Meeting they must complete the enclosed voting instruction form and insert their own name in the space provided. If a Noteholder does not wish to attend the Noteholders’ Meeting in person, then they can simply vote through their intermediary, in the manner discussed above.

The board of directors of the Company unanimously recommend that Noteholders VOTE FOR the Noteholders' Arrangement Resolution. In the absence of any instruction to the contrary, the Notes represented by voting instruction forms appointing the officers of the Company named in the accompanying voting instruction form will be VOTED FOR the Noteholders' Arrangement Resolution.

If you require further information or assistance completing and submitting your voting instruction form, please contact Kingsdale Advisors, by calling toll-free 1-866-851-3214 or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

DATED at Toronto, Ontario, this 27th day of February, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Geoffrey G. Farr”
Geoffrey G. Farr
Vice President, General Counsel and
Corporate Secretary

NOTICE OF SPECIAL MEETING OF SERIES A PREFERENCE SHAREHOLDERS AND SERIES B PREFERENCE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the Preference Shareholders’ Meeting) of the holders (the Series A Holders) of Series A Preference Shares (the Series A Preference Shares) and the holders (the Series B Holders and, together with the Series A Holders, the Preference Shareholders) of Series B Preference Shares (the Series B Preference Shares and, together with the Series A Preference Shares, the Preference Shares) of Banro Corporation (the Company) will be held at the offices of Norton Rose Fulbright Canada LLP at the Royal Bank Plaza, South Tower, 200 Bay Street, 38th Floor, Toronto, Ontario at 10:30 a.m. (Toronto time) on March 31, 2017 for the following purposes:

1

TO CONSIDER, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) (the Court) dated February 22, 2017 (the Interim Order), and if deemed advisable to pass, with or without variation, a special resolution (the Preference Shareholders' Arrangement Resolution), the full text of which is set forth in Appendix B to the accompanying management information circular (the Circular), to approve an arrangement (the Arrangement) under section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

2	TO TRANSACT such other business as may properly come before the Preference Shareholders' Meeting or any postponement or adjournment thereof.

The record date (the Record Date) for entitlement to vote at the Preference Shareholders' Meeting is March 1, 2017.

The requisite approval for the Preference Shareholders' Arrangement Resolution is (i) at least 66⅔% of the votes cast on the Preference Shareholders' Arrangement Resolution by Series A Holders and Series B Holders, voting as a single class, present in person or represented by proxy at the Preference Shareholders' Meeting with each Preference Shareholder as of the Record Date having one vote for each Preference Share held by such Preference Shareholder as of the Record Date and (ii) at least 66⅔% of the votes cast on the Preference Shareholders' Arrangement Resolution by Series B Holders present in person or represented by proxy at the Preference Shareholders' Meeting with each Series B Holder as of the Record Date having one vote for each Series B Preference Share held by such Series B Holder as of the Record Date.

Series A Holders

All Series A Holders hold their Series A Shares as beneficial owners thereof in an uncertificated book entry only position in Canadian Depository for Securities or its nominee through their intermediary (such as a bank, trust company, securities dealer or broker). As a beneficial owner of the Series A Preference Shares you should have received a voting instruction form from the Company’s transfer agent and/or your intermediary and/or Broadridge Financial Solutions, Inc. (Broadridge) with the accompanying Circular which will include information regarding voting, including the time by which voting instructions must be received by your intermediary. If no such voting instruction form was received, Series A Holders should promptly contact their intermediary. Series A Holders should follow the instructions on the voting instruction forms they received, including with respect to the time by which their voting instructions must be received by their intermediary. Series A Holders should contact their intermediary promptly if they need assistance.

To be effective, voting instructions must be received by the Company’s transfer agent no later than 4:00 p.m. (Toronto time) on March 29, 2017, or in the event the Preference Shareholders' Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any reconvened or postponed Preference Shareholders' Meeting. Series A Holders are cautioned that their intermediary will have its own internal procedure for completing a voting instruction form, including the deadline by which such form must be completed. Such intermediary’s deadline may be in advance of the Company’s deadline noted above. Series A Holders are encouraged to immediately contact their intermediary to inquire about its procedures for completing a voting instruction form. Series A Holders should carefully follow the instructions, and adhere to the deadlines, provided to them by their intermediary.

The deadline for receipt of voting instructions may be waived or extended by the Chairman of the Preference Shareholders’ Meeting at his discretion, without notice. The Chairman of the Preference Shareholders’ Meeting is under no obligation to accept or reject any particular late voting instruction.

All Series A Holders are requested to complete the voting instruction form prior to the deadlines stipulated therein for use at the Preference Shareholders' Meeting or any adjournment or postponement thereof.

The persons named in the enclosed voting instruction form are officers of the Company. Each Preference Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Preference Shareholder, to attend and to act for such Preference Shareholder and on such Preference Shareholder's behalf at the Preference Shareholders' Meeting by inserting the name of such person in the space provided in the applicable voting instruction form.

As Series A Holders are not registered holders of the Series A Preference Shares, they do not have a right to directly attend, be heard or vote at the Preference Shareholders’ Meeting. The Company does not know and cannot determine for whose benefit the Series A Preference Shares are held. Therefore, in order for a Series A Holder to attend, be heard and vote in person at the Preference Shareholders' Meeting they must complete the enclosed voting instruction form and insert their own name in the space provided. If a Series A Holder does not wish to attend the Preference Shareholders’ Meeting in person, then they can simply vote through their intermediary, in the manner discussed above.

Series B Holders

A Series B Holder may attend the Preference Shareholders' Meeting in person or may be represented by proxy. Whether or not a Series B Holder is able, or plans, to attend the Preference Shareholders' Meeting, or any adjournment or postponement thereof, in person, he, she or it is requested to date, sign and return the enclosed BLUE form of proxy (the Series B Holder Proxy Form) for use at the Preference Shareholders' Meeting or any adjournment or postponement thereof.

To be effective, the Series B Holder Proxy Form must be submitted by a Series B Holder using one of the following methods:

(a)	delivery by facsimile to 416-595-9593,

(b)	delivery by mail so as to reach or be deposited with TSX Trust Company, at its offices at 200 University Avenue, Suite 300, Toronto, Ontario, Canada, M5H 4H1, or

(c)	electronically (at www.voteproxyonline.com),

in each case by no later than 4:00 p.m. (Toronto time) on March 29, 2017, or in the event the Preference Shareholders' Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any reconvened or postponed Preference Shareholders' Meeting.

The deadline for deposit of a Series B Holder Proxy Form may be waived or extended by the Chairman of the Preference Shareholders' Meeting at his discretion, without notice. The Chairman of the Preference Shareholders' Meeting is under no obligation to accept or reject any particular late Series B Holder Proxy Form.

The persons named in the enclosed Series B Holder Proxy Form are officers of the Company. Each Series B Holder has the right to appoint a proxyholder other than such persons, who need not be a Preference Shareholder, to attend and to act for such Series B Holder and on such Series B Holder's behalf at the Preference Shareholders' Meeting.

The board of directors of the Company unanimously recommend that Preference Shareholders VOTE FOR the Preference Shareholders' Arrangement Resolution. In the absence of any instruction to the contrary, the Preference Shares represented by voting instruction forms or proxies appointing the officers of the Company named in the accompanying voting instruction forms or Series B Holder Proxy will be VOTED FOR the Preference Shareholders' Arrangement Resolution.

If you require further information or assistance completing and submitting your voting instruction form, please contact Kingsdale Advisors, by calling toll-free 1-866-851-3214 or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

DATED at Toronto, Ontario, this 27th day of February, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Geoffrey G. Farr”
Geoffrey G. Farr
Vice President, General Counsel and
Corporate Secretary

v

NOTICE OF SPECIAL MEETING OF COMMON SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the Common Shareholders' Meeting) of the holders (the Common Shareholders) of common shares (the Common Shares) of Banro Corporation (the Company) will be held at the offices of Norton Rose Fulbright Canada LLP at the Royal Bank Plaza, South Tower, 200 Bay Street, 38th Floor, Toronto, Ontario at 11:00 a.m. (Toronto time) on March 31, 2017 for the following purposes:

1

TO CONSIDER and if deemed advisable to pass, with or without variation, an ordinary resolution (the Common Shareholders' Issuance Resolution), the full text of which is set forth under "Resolution 1 – Common Shareholders' Issuance Resolution" in Appendix C to the accompanying management information circular (the Circular), to, in accordance with the rules of the Toronto Stock Exchange, approve the issuance of up to a maximum of 795,095,784 Common Shares (representing approximately 261.99% of the current issued and outstanding Common Shares) that may be issued by the Company pursuant to an arrangement (the Arrangement) under section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular;

2

TO CONSIDER and if deemed advisable to pass, with or without variation, an ordinary resolution (the Common Shareholders' Recapitalization Resolution), the full text of which is set forth under "Resolution 2 – Common Shareholders' Recapitalization Resolution" in Appendix C to the Circular, to approve, in accordance with the rules of the Toronto Stock Exchange and applicable Canadian securities laws, the Company's recapitalization transaction involving the transactions contemplated under the Arrangement, which Arrangement is more particularly described in the Circular, including for greater certainty the changes to the composition of the board of directors of the Company contemplated under the Plan of Arrangement;

3

TO CONSIDER and if deemed advisable to pass, with or without variation, an ordinary resolution (the Common Shareholders' Rights Plan Termination Resolution), the full text of which is set forth under "Resolution 3 – Common Shareholders' Rights Plan Termination Resolution" in Appendix C to the Circular, to amend the shareholder rights plan agreement, dated as of April 29, 2005, between the Company and Equity Transfer Services Inc., as amended (the Shareholders' Rights Plan) such that it terminates automatically in accordance with the Arrangement;

4

TO CONSIDER and if deemed advisable to pass, with or without variation, a special resolution (the Common Shareholders' Consolidation Resolution and together with the Common Shareholders' Issuance Resolution, the Common Shareholders' Rights Plan Termination Resolution and the Common Shareholders' Recapitalization Resolution, the Common Shareholders' Resolutions), the full text of which is set forth under "Resolution 4 – Common Shareholders' Consolidation Resolution" in Appendix C to the Circular, authorizing the board of directors of the Company, in its sole discretion at any time up to one year following the date of the Common Shareholders’ Meeting, to consolidate the Common Shares of the Company at a ratio of ten (10), or such lesser number as is determined by the board of directors of the Company, to one (1), and to amend the Company's articles accordingly, as more particularly described in the Circular; and

5	TO TRANSACT such other business as may properly come before the Common Shareholders' Meeting or any postponement or adjournment thereof.

The record date (the Record Date) for entitlement to vote at the Common Shareholders' Meeting is March 1, 2017.

The rules of the Toronto Stock Exchange and applicable Canadian securities laws, and not applicable corporate law, require Common Shareholder approval of the Common Shareholders' Issuance Resolution and Common Shareholders' Recapitalization Resolution. The requisite approval for the Common Shareholders' Issuance Resolution is a simple majority of the votes cast on the Common Shareholders' Issuance Resolution by Common Shareholders present in person or represented by proxy at the Common Shareholders' Meeting, excluding certain interested Common Shareholders, in accordance with the rules of the Toronto Stock Exchange. The requisite approval for the Common Shareholders' Recapitalization Resolution is a simple majority of the votes cast on the Common Shareholders' Recapitalization Resolution by Common Shareholders present in person or represented by proxy at the Common Shareholders' Meeting, excluding, in accordance with the requirements of MI 61-101, Common Shareholders that are "interested parties", "related parties" of any interested parties and "joint actors" of the foregoing (as such terms are defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (MI 61-101)) in addition, in accordance with the rules of the Toronto Stock Exchange, certain interested Common Shareholders will also be excluded from the vote. The requisite approval for the Common Shareholders' Rights Plan Termination Resolution is a simple majority of the votes cast on the Common Shareholders' Rights Plan Termination Resolution by Common Shareholders, other than Common Shareholders who may be considered to be not Independent Shareholders (as such term is defined in the Shareholders' Rights Plan), present in person or represented by proxy at the Common Shareholders' Meeting. The requisite approval for the Common Shareholders' Consolidation Resolution is at least 66⅔% of the votes cast on the Common Shareholders' Consolidation Resolution by Common Shareholders present in person or represented by proxy at the Common Shareholders' Meeting.

In each case, each Common Shareholder as of the Record Date eligible to vote on such matter will have one vote for each Common Share held by such Common Shareholder as of the Record Date.

The procedures by which Common Shareholders may exercise their right to vote with respect to the matters at the Common Shareholders' Meeting will vary depending on whether a Common Shareholder is a Registered Common Shareholder (that is, a Common Shareholder who holds Common Shares directly in his, her or its own name and is entered on the register of the Common Shares as a holder of Common Shares) or a Non-Registered Common Shareholder (that is, a Common Shareholder who holds Common Shares through an intermediary such as a bank, trust company, securities dealer or broker).

Registered Common Shareholders

A Registered Common Shareholder may attend the Common Shareholders' Meeting in person or may be represented by proxy. Whether or not a Registered Common Shareholder is able, or plans, to attend the Common Shareholders' Meeting, or any adjournment or postponement thereof, in person, he, she or it is requested to date, sign and return the enclosed GREEN form of proxy (the Common Shareholder Proxy Form) for use at the Common Shareholders' Meeting or any adjournment or postponement thereof.

To be effective, the Common Shareholder Proxy Form must be submitted by a Registered Common Shareholder using one of the following methods:

(a)	delivery by facsimile to 416-595-9593,

(b)	delivery by mail so as to reach or be deposited with TSX Trust Company, at its offices at 200 University Avenue, Suite 300, Toronto, Ontario, Canada, M5H 4H1, or

(c)	electronically (at www.voteproxyonline.com),

in each case by no later than 4:00 p.m. (Toronto time) on March 29, 2017, or in the event the Common Shareholders' Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any reconvened or postponed Common Shareholders' Meeting.

The deadline for deposit of a Common Shareholder Proxy Form may be waived or extended by the Chairman of the Common Shareholders' Meeting at his discretion, without notice. The Chairman of the Common Shareholders' Meeting is under no obligation to accept or reject any particular late Common Shareholder Proxy Form.

The persons named in the enclosed Common Shareholder Proxy Form are officers of the Company. Each Common Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Common Shareholder, to attend and to act for such Common Shareholder and on such Common Shareholder's behalf at the Common Shareholders' Meeting.

Non-Registered Common Shareholders

As a beneficial owner of the Common Shares, Non-Registered Common Shareholders should have received a voting instruction form from the Company’s transfer agent and/or their intermediary and/or Broadridge Financial Solutions, Inc. (Broadridge) with the accompanying Circular which will include information regarding voting, including the time by which voting instructions must be received by your intermediary. If no such voting instruction form was received, Non-Registered Common Shareholders should promptly contact their intermediary. Non-Registered Common Shareholders should follow the instructions on the voting instruction forms they received, including with respect to the time by which their voting instructions must be received by their intermediary. Non-Registered Common Shareholders should contact their intermediary promptly if they need assistance.

To be effective, voting instructions must be received by the Company’s transfer agent no later than 4:00 p.m. (Toronto time) on March 29, 2017, or in the event the Common Shareholders’ Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any reconvened or postponed Common Shareholders’ Meeting. Non-Registered Common Shareholders are cautioned that their intermediary will have its own internal procedure for completing a voting instruction form, including the deadline by which they must be completed. Such intermediary deadline may be in advance of the Company’s deadline noted above. Non-Registered Common Shareholders are encouraged to immediately contact their intermediary to inquiry about its procedures for completing a voting instruction form. Non-Registered Common Shareholders should carefully follow the instructions, and adhere to the deadlines, provided to them by their intermediary.

The deadline for receipt of voting instructions may be waived or extended by the Chairman of the Common Shareholders’ Meeting at his discretion, without notice. The Chairman of the Common Shareholders’ Meeting is under no obligation to accept or reject any particular late voting instruction.

All Non-Registered Common Shareholders are requested to complete the voting instruction form prior to the deadlines stipulated therein for use at the Common Shareholders' Meeting or any adjournment or postponement thereof.

The persons named in the enclosed voting instruction form are officers of the Company. Each Non-Registered Common Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Common Shareholder, to attend and to act for such Non-Registered Common Shareholder and on such Non-Registered Common Shareholder's behalf at the Common Shareholders' Meeting by inserting the name of such person in the space provided in the applicable voting instruction form.

As Non-Registered Common Shareholders are not the registered holder of the Common Shares, they do not have a right to directly attend, be heard or vote at the Common Shareholders’ Meeting. The Company does not know and cannot determine for whose benefit such Common Shares are held. Therefore, in order for a Non-Registered Common Shareholder to attend, be heard and vote in person at the Common Shareholders’ Meeting they must complete the enclosed voting instruction form and insert their own name in the space provided. If a Non-Registered Common Shareholder does not wish to attend the Common Shareholders’ Meeting in person, then they can simply vote through their intermediary, in the manner discussed above.

The board of directors of the Company unanimously recommend that Common Shareholders VOTE FOR the Common Shareholders' Resolutions. In the absence of any instruction to the contrary, the Common Shares represented by voting instruction forms or proxies appointing the officers of the Company named in the accompanying voting instruction forms or Common Shareholder Proxy Form will be VOTED FOR the Common Shareholders' Resolutions.

If you require further information or assistance completing and submitting your Proxy Form, please contact Kingsdale Advisors, by calling toll-free 1-866-851-3214 or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

DATED at Toronto, Ontario, this 27th day of February, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Geoffrey G. Farr”
Geoffrey G. Farr
Vice President, General Counsel and
Corporate Secretary

GLOSSARY OF TERMS

accrued OID has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations – Ownership of New Senior Secured Notes";

Advisors means (i) Norton Rose Fulbright Canada LLP and Dorsey & Whitney LLP, Canadian and U.S. legal counsel to the Applicants, (ii) Goodmans LLP and Paul, Weiss, Rifkind, Wharton and Garrison LLP, Canadian and U.S. legal counsel to Gramercy, (iii) Fasken Martineau DuMoulin LLP, legal counsel to RFW, and (iv) Osler, Hoskin & Harcourt LLP, legal counsel to BlackRock;

Affected Instrument Value means (i) with respect to each Existing Note, the principal amount of the Existing Note, (ii) with respect to the Term Loan, the principal amount of the Term Loan, (iii) with respect to each Exchangeable Preferred Share, the Exchangeable Preferred Value, (iv) with respect to each BlackRock Barbados Preferred Share, the BlackRock Barbados Preferred Value, (v) with respect to each Transferred Barbados Preferred Share, the Transferred Barbados Preferred Value, (vi) with respect to each Series A Preference Share, the Series A Preference Value, and (vii) with respect to each Series B Preference Share, nil;

Affected Instruments means collectively the Existing Notes, the Exchangeable Preferred Shares, the Series A Preference Shares, the Series B Preference Shares, the Barbados Preferred Shares, and the documents governing the Term Loan Claims;

Affected Options has the meaning ascribed thereto under "Description of Recapitalization – Cancellation of Certain Existing Options ";

AIF has the meaning ascribed thereto under "Documents Incorporated by Reference";

allowable capital loss has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada";

Amended and Restated Collateral Trust Agreement means the Collateral Trust Agreement, as amended and restated to reflect, among other things, (i) a change to the collateral agent, and (ii) the limitations on secured liens in accordance with the New Senior Secured Notes Indenture, which amendment shall be in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

Annual Financial Statements has the meaning ascribed thereto under "Documents Incorporated by Reference";

Annual MD&A has the meaning ascribed thereto under "Documents Incorporated by Reference";

Anticipated Effective Date means the anticipated Effective Date, to be established by Banro and the Requisite Consenting Parties and communicated to the holders of Affected Instruments;

Applicable Law means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter;

Applicants means Banro and Arrangeco;

Arrangeco means 10095699 Canada Inc., a corporation incorporated pursuant to the CBCA and a wholly-owned subsidiary of Banro;

Arrangement means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.2 of the Plan of Arrangement or made at the direction of the Court in the Interim Order, the Final Order or otherwise, in each case, with the consent of the Applicants and the Requisite Consenting Parties, each acting reasonably;

x

Arrangement Agreement has the meaning ascribed thereto under “The Arrangement Agreement”;

Articles of Arrangement means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, that are required to be filed with the CBCA Director after the Final Order is made in order for the Arrangement to become effective on the Effective Date;

Assignment and Assumption Agreement means an agreement between Banro and BGB, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which BGB will assume Banro's obligations under the New Senior Secured Notes Indenture following delivery of the Assumption Notice;

Assumption and Release has the meaning ascribed thereto under "Summary of Circular – Terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture";

Assumption Notice means the notice to be given by Banro under the New Senior Secured Notes Indenture pursuant to which Banro shall exercise its right to cause BGB to assume all of Banro's obligations under the New Senior Secured Notes Indenture;

Banro Board Recommendation means the unanimous determination of the Board, after consultation with its advisors, (A) that the Plan of Arrangement and the Recapitalization (i) are fair to the holders of Affected Instruments and Common Shares, and (ii) are in the best interests of Banro and (B) to recommend to the holders of Affected Instruments and Common Shares, that they vote in favour of the Plan of Arrangement and the Recapitalization;

Banro Group means, collectively, Banro, BGB, NBL, TBL, Twangiza and Namoya;

Barbados Preferred Dividend Amount means with respect to each Barbados Preferred Share, the sum of (i) dividends accrued on the Barbados Preferred Share on September 30, 2016, December 31, 2016 and March 31, 2017, calculated in accordance with the BGB Articles of Amendment dated April 17, 2013, plus (ii) the dividend accrued on March 31, 2017 on the Barbados Preferred Share multiplied by the number of days between March 31, 2017 and the Anticipated Effective Date, divided by 90;

Barbados Preferred Dividend Payment means the cash payment by BGB to BWM of fifty percent (50%) of the Barbados Preferred Dividend Amount with respect to the Barbados Preferred Shares;

Barbados Preferred Purchase and Sale Agreement means an agreement among BWM, Gramercy and RFW, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which, among other things, (i) each of Gramercy and RFW independently agrees to purchase, and BWM agrees to sell to each of Gramercy and RFW, 300,000 of the Barbados Preferred Shares held by BWM; (ii) Gramercy and RFW will make the Direction, and (iii) each of Gramercy, RFW, and BWM agrees to attorn to the jurisdiction of the Court for the purposes of the Plan of Arrangement and the compromises and exchanges effected thereby;

Barbados Preferred Shares means the Preferred Shares in the capital of BGB;

BGB means Banro Group (Barbados) Limited;

BlackRock means BWM and certain funds and accounts under management by BlackRock Investment Management (UK) Limited in its capacity as investment manager that hold Existing Notes;

BlackRock Barbados Preferred Shares means all Barbados Preferred Shares other than the Transferred Barbados Preferred Shares;

BlackRock Barbados Preferred Value means with respect to each BlackRock Barbados Preferred Share, the sum of (i) the "London Gold Fix" price per ounce of gold expressed in US Dollars on January 20, 2017 as the same was fixed at approximately 3:00 p.m. London time on such date by five market making members of the London Bullion Market Association in accordance with customary market practice, multiplied by 0.017501, plus (ii) twenty-five percent (25%) of the Barbados Preferred Dividend Amount;

BlackRock Barbados Pro Rata Share means, with respect to BWM, the percentage that the aggregate BlackRock Barbados Preferred Value of all BlackRock Barbados Preferred Shares held by it after the transaction described in Section 4.3(m) of the Plan of Arrangement bears to the Mezzanine Instrument Value;

Board means the board of directors of the Company;

Broadridge means Broadridge Financial Solutions, Inc.;

Business Day means a day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario and in New York, New York;

BWM means BlackRock World Mining Trust PLC;

Canadian Holder has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada";

Canadian Trustee means collectively Equity, as trustee, under the Existing Notes Indenture, and TSX Trust Company, as Canadian Trustee, under the New Senior Secured Notes Indenture;

Cash Amount means, in respect of a Cash Electing Holder, the aggregate amount of cash payable to that Cash Electing Holder in respect of a validly made Cash Election, which amount is equal to 75% of the par value of all Cash Election Notes held by it plus any unpaid interest thereon accrued to and including the Anticipated Effective Date;

Cash Electing Holders means those Noteholders that have validly made a Cash Election duly submitted prior to the Cash Election Deadline;

Cash Election has the meaning ascribed thereto under "Description of the Recapitalization – Description of the Recapitalization";

Cash Election Amount means the aggregate Cash Amount payable to all Cash Electing Holders for their Cash Election Notes, which shall in no event exceed US$37.5 million plus the aggregate of all unpaid interest on the Cash Election Notes, accrued to and including the Anticipated Effective Date;

Cash Election Deadline means 5:00 p.m. on March 30, 2017, or such other date as the Company and the Requisite Consenting Parties may agree;

Cash Election Notes has the meaning ascribed thereto under "Description of the Recapitalization – Description of the Recapitalization";

Cash Election Option means the option available to Noteholders (other than Consenting Parties with respect to the Existing Notes held by them which are bound by the Support Agreement) under the Plan of Arrangement to receive cash consideration equal to the Cash Amount for all or any portion of their Existing Notes;

Cash Election Pool means the amount to be deposited by RFW in escrow with the Depositary to satisfy amounts owing to Cash Electing Holders in respect of their Cash Election;

CBCA means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

CBCA Director means the Director appointed under section 260 of the CBCA;

CBCA Proceedings means the proceedings commenced by the Applicants under the CBCA for approval of the Plan of Arrangement, Court file no. CV-17-11700-00CL;

CCAA means the Companies’ Creditors Arrangement Act, R.S.C., 1985, c. C-36, as amended;

CDS means Canadian Depository for Securities or its nominee, which at the date of this Circular is CDS & Co., or any successor thereof;

Change in Recommendation means (i) any withdrawal, withholding, amendment, modification or qualification to, or public proposal to withdraw, withhold, amend, modify or qualify the Banro Board Recommendation, (ii) any approval, acceptance, endorsement, recommendation or public proposal to approve, accept, endorse or recommend, any other alternative transaction, or (iii) any failure by the Board to reaffirm the Banro Board Recommendation within five Business Days (and in any case prior to the Meetings) after having been requested in writing by any Requisite Consenting Party to do so (it being understood that the taking of a neutral position or no position with respect to an alternative transaction beyond a period of five Business Days (or beyond the time of the Meetings, if sooner) shall be considered a failure of the Board to reaffirm its recommendation within the requisite time period);

Circular means this management information circular of the Company dated as of February 27, 2017, including all Appendices hereto, as it may be amended, restated or supplemented from time to time;

Claim means any right or claim of any Person against the Company, other than an Excluded Claim, whether or not such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown;

Collateral Trust Agreement means the collateral trust agreement dated March 2, 2012, among Banro, as borrower and issuer, the guarantors party thereto, as initial guarantors, and Equity Financial Trust Company, as indenture trustee and collateral agent, as amended or amended and restated;

Common Shareholder Proxy Form means the GREEN proxy form to be used by Registered Common Shareholders in order to designate a proxy to vote at the Common Shareholders’ Meeting;

Common Shareholders means the holders of Common Shares, and Common Shareholder means any one of them;

Common Shareholders' Consolidation Resolution means the resolution of the Common Shareholders authorizing the Board, in its sole discretion at any time up to one year following the date of the Common Shareholders’ Meeting, to consolidate the Common Shares of the Company at a ratio of ten (10), or such lesser number as is determined by the Board, to one (1), and to amend the Company's articles, the full text of which is set out under Resolution 4 – Common Shareholders' Consolidation Resolution" in Appendix C to this Circular, to be considered at the Common Shareholders' Meeting;

Common Shareholders' Issuance Resolution means the resolution of the Common Shareholders to approve, in accordance with the rules of the TSX, the issuance of up to a maximum of 795,095,784 Common Shares that may be issued by the Company pursuant to the Arrangement, the full text of which is set out under "Resolution 1 – Common Shareholders' Issuance Resolution" in Appendix C to this Circular, to be considered at the Common Shareholders' Meeting;

Common Shareholders' Meeting means the meeting of the Common Shareholders, including any adjournments or postponements thereof, to be held to, among other things, consider and if deemed advisable approve the Common Shareholders' Resolutions;

Common Shareholders' Recapitalization Resolution means the resolution of the Common Shareholders to approve, in accordance with the rules of the TSX and applicable Canadian securities laws, the Recapitalization (including the transactions contemplated under the Arrangement), the full text of which is set out under "Resolution 2 – Common Shareholders' Recapitalization Resolution" in Appendix C to this Circular, to be considered at the Common Shareholders' Meeting;

Common Shareholders' Resolutions means, collectively, the Common Shareholders' Issuance Resolution, the Common Shareholders' Recapitalization Resolution, the Common Shareholders' Rights Plan Termination Resolution and the Common Shareholders' Consolidation Resolution;

Common Shareholders' Rights Plan Termination Resolution means the resolution of the Common Shareholders to amend and subsequently terminate the Shareholders’ Rights Plan, the full text of which is set out under "Resolution 3 – Common Shareholders' Rights Plan Termination Resolution" in Appendix C to this Circular, to be considered at the Common Shareholders' Meeting;

Common Shares means the common shares in the capital of the Company;

Company or Banro means Banro Corporation;

comparable yield has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations – Ownership of New Senior Secured Notes";

Consenting Parties means, collectively, the Initial Consenting Parties and such other Persons as may from time to time become parties to the Support Agreement by executing a consent agreement in the form attached thereto;

Consolidation has the meaning ascribed thereto under "Consolidation";

Consolidation Ratio has the meaning ascribed thereto under "Consolidation";

Contracts means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral;

Court means the Ontario Superior Court of Justice (Commercial List);

CRA has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations";

CSE means the Canadian Securities Exchange;

Deloitte LLP means Deloitte LLP, Chartered Professional Accountants and Licensed Public Accountants, Toronto, Ontario;

Depositary means Kingsdale, appointed for the purpose of, among other things, holding the Cash Election Pool pending its release in connection with the Cash Election as directed by Arrangeco (as agent for Banro in connection with the Cash Election), all in connection with the Arrangement;

Direction means the direction given by each of Gramercy and RFW to Banro pursuant to the Barbados Preferred Purchase and Sale Agreement to deliver the Transferred Barbados Dividend Entitlement Common Shares to BWM, in partial payment of the purchase price for the Transferred Barbados Preferred Shares;

Director means anyone who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, a director or de facto director of Banro;

Disinterested Shareholders means all the Common Shareholders of Banro other than Gramercy, RFW and Donat K. Madilo and their associates and affiliates;

Dissent Rights means the right of registered Series A Holders to dissent with respect to the Preference Shareholders' Arrangement Resolution and to be paid the fair value of the Series A Preference Shares in respect of which the Series A Holder dissents, all in accordance with Section 190 of the CBCA, the Interim Order and the Plan of Arrangement;

Dissenting Shareholder has the meaning ascribed thereto under "Dissent Rights";

Dore Loan has the meaning ascribed thereto under "Description of the Recapitalization – Affected Securities and Instruments";

Dore Loan Amendment means an amendment to the Dore Loan which shall extend the maturity dates of the Dore Loan to February 28, 2020, which amendment shall be in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

DRC means the Democratic Republic of the Congo;

EBITDA has the meaning ascribed thereto under "Summary of Circular – Terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture";

Effective Date means the Business Day on which the Arrangement becomes effective in accordance therewith;

Effective Time means 12:01 a.m. on the Effective Date;

Equity means Equity Financial Trust Company;

Exchange Agreements means, collectively, the Exchangeable Preferred Shares Exchange Agreement, the Gold Linked Exchange Agreement, and the Term Loan Exchange Agreement;

Exchangeable Preferred Holder means a holder of Exchangeable Preferred Shares;

Exchangeable Preferred Pro Rata Share means, with respect to each Exchangeable Preferred Holder, the percentage that the aggregate Exchangeable Preferred Value of all Exchangeable Preferred Shares held by it on the Effective Date bears to the Mezzanine Instrument Value;

Exchangeable Preferred Shares has the meaning ascribed thereto under "Description of the Recapitalization – Affected Securities and Instruments";

Exchangeable Preferred Shares Exchange Agreement means an agreement among Banro, NBL, TBL, Gramercy and RFW, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which (i) each of Gramercy and RFW agrees to transfer its Exchangeable Preferred Shares to Banro in exchange for its Exchangeable Preferred Pro Rata Share of the Mezzanine Instrument Common Shares, on the Effective Date, and (ii) each of Gramercy, RFW, NBL and TBL agrees to attorn to the jurisdiction of the Court for the purposes of the Plan of Arrangement and the compromises and exchanges effected thereby;

Exchangeable Preferred Value means with respect to each Exchangeable Preferred Share, the sum of the face value of such Exchangeable Preferred Share and any accrued but unpaid dividends up to and including the Anticipated Effective Date (for greater certainty, the calculation of accrued but unpaid dividends for the period from February 28, 2017 to the Anticipated Effective Date shall include the February 28, 2017 dividend in the notional amount);

Exchange has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

Excluded Claim means (i) the Trustee Claim, (ii) Claims of the Advisors, and (iii) any Claims accruing after the Effective Date;

Existing Gramercy Gold Forward means the Amended and Restated Gold Purchase and Sale Agreement (Tranche 2/3) dated September 17, 2015 among Twangiza GFSA Holdings, Banro and Twangiza (as amended by amending agreement dated as of January 28, 2016 and as further amended or restated from time to time);

Existing Notes has the meaning ascribed thereto under "Description of the Recapitalization – Affected Securities and Instruments";

Existing Notes Exchange has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

Existing Notes Indenture means the indenture dated as of March 2, 2012, as amended, among Banro, as issuer, Equity, as trustee and collateral agent, and others, pursuant to which the Existing Notes were issued;

Existing Notes Trustee means Equity;

Fairness Opinions means the written fairness opinions of PwC dated February 17, 2017, that are attached as Appendix H to this Circular;

Final Order means the Order of the Court approving the Arrangement under Section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and the Plan of Arrangement, in form and substance satisfactory to the Applicants and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

Gold Forward Purchase Agreement has the meaning ascribed thereto under "Description of the Recapitalization – Gold Forward";

Gold Linked Exchange Agreement means an agreement among Banro, BGB, BWM, RFW and Gramercy, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which (i) BWM agrees to transfer its BlackRock Barbados Preferred Shares and its Series B Preference Shares to Banro in exchange for its BlackRock Barbados Pro Rata Share of the Mezzanine Instrument Common Shares, (ii) BGB agrees to make the Barbados Preferred Dividend Payment on the Effective Date, (iii) each of RFW and Gramercy agrees to transfer its Transferred Barbados Preferred Shares to Banro in exchange for its Transferred Barbados Pro Rata Share of the Mezzanine Instrument Common Shares, on the Effective Date, and (iv) each of RFW, Gramercy, BWM and BGB agrees to attorn to the jurisdiction of the Court for the purposes of the Plan of Arrangement and the compromises and exchanges effected thereby;

Governmental Entity means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

Gramercy means Gramercy Funds Management LLC, in its capacity as advisor to certain funds and accounts;

Guarantee means a guarantee by Banro, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, of the obligations assumed by BGB in accordance with the Assignment and Assumption Agreement;

Guarantors has the meaning ascribed thereto under "Summary of Circular – Terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture";

IFRS means the international financial reporting standards as issued by the International Accounting Standards Board as in effect from time to time;

Implementation Date means date on which the Recapitalization is implemented pursuant to either the Plan of Arrangement or a plan filed under CCAA proceedings;

Initial Consenting Parties means those parties, other than members of the Banro Group, that executed the Support Agreement as original signatories on January 31, 2017, and Initial Consenting Party means any one of them;

Interim Loan has the meaning ascribed thereto under "Description of the Recapitalization – Interim Loan";

Interim Order means the interim order of the Court made in the CBCA Proceedings on February 22, 2017;

Intermediary means a broker, custodian, trustee, nominee or other intermediary through which a Noteholder, Preference Shareholder or Non-Registered Common Shareholder holds its Existing Notes, Preference Shares or Common Shares, respectively;

IRS has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

Kingsdale means Kingsdale Advisors, the proxy advisor and information agent in connection with the Meetings and Depositary in connection with the Cash Election;

Law means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, Barbados, the DRC, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;

Letter of Transmittal means the letter of transmittal provided to Registered Common Shareholders to use in connection with the Consolidation in order to exchange their pre-Consolidation Common Shares for post-Consolidation Common Shares if the Common Shareholders' Consolidation Resolution is approved by the Common Shareholders and implemented by the Board;

Material Adverse Change means any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (A) is material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), prospects, operations or results of operations of the Company, taken as a whole, or (B) prevents or materially adversely affects the ability of the Company to timely perform its obligations under the Support Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to: (a) any change in generally accepted accounting procedure; (b) any change in gold prices or in currency exchange rates; (c) any adoption, proposal, implementation or change in applicable laws or any interpretation thereof by any Governmental Entity; (d) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism but excluding any change in political conditions, outbreak of war or acts of terrorism in the DRC) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (provided that in the case of (b), (c) and (d) above, such conditions do not have a materially disproportionate effect on the Company relative to other companies in its industry); (e) any natural disaster; (f) the execution, announcement or performance of the Support Agreement, the term sheets attached to the Support Agreement, the Plan of Arrangement or any other related agreement and the completion of the transactions contemplated thereby; (g) any action taken by the Company which is contemplated in the Support Agreement or is consented to by the Requisite Consenting Parties; or (h) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume (other than those in items (a) to (h) above) may be taken into account in determining whether a Material Adverse Change has occurred);

Meetings means, collectively, the Noteholders' Meeting, the Preference Shareholders' Meeting and the Common Shareholders' Meeting, and Meeting means any one of them;

Mezzanine Exchange Ratios has the meaning ascribed thereto under "Description of the Recapitalization – Description of the Recapitalization";

Mezzanine Instrument Common Shares means the aggregate 681,510,672 Common Shares to be issued in exchange for the Exchangeable Preferred Shares, the Series A Preference Shares and the Barbados Preferred Shares, in each case in accordance with the Plan of Arrangement and the Exchange Agreements, as applicable.

Mezzanine Instrument Value means the sum of (i) the Exchangeable Preferred Value for all Exchangeable Preferred Shares, (ii) the Series A Preference Value for all Series A Preference Shares, (iii) the BlackRock Barbados Preferred Value for all BlackRock Barbados Preferred Shares; and (iii) the Transferred Barbados Preferred Value for all Transferred Barbados Preferred Shares;

MI 61-101 means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

Namoya means Namoya Mining S.A.;

NBL means Namoya (Barbados) Limited;

New Board means the Board appointed on the Effective Date, the members of which shall be selected in accordance with the Support Agreement and shall be publicly announced by way of press release on or prior to the Effective Date;

New Senior Secured Notes means the new 10% senior secured notes due in the year 2021 of Banro to be issued on the Effective Date pursuant to the New Senior Secured Notes Indenture in accordance with the Plan of Arrangement;

New Senior Secured Notes Indenture means the indenture governing the New Senior Secured Notes to be effective as of the Effective Date among Banro, as issuer, the Guarantors, TSX Trust Company, as Canadian Trustee and collateral agent, and The Bank of New York Mellon, as U.S. Trustee, on terms substantially as described in this Circular and/or as may otherwise be agreed by the Applicants and the Requisite Consenting Parties, each acting reasonably;

NI 43-101 has the meaning ascribed thereto under "Notice to Security Holders in the United States";

NI 45-102 means National Instrument 45-102 – Resale of Securities;

Non-Consenting Parties means Persons other than the Consenting Parties or any affiliates of any of them or any funds managed or administered by any of them or their respective affiliates;

Non-Registered Common Shareholder means a Common Shareholder who holds Common Shares through an Intermediary;

Non-Resident Holder has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Securityholders Not Resident in Canada";

Non-U.S. Holder has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

Note Guarantees has the meaning ascribed thereto under "Summary of Circular – Terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture";

Note Proceeds has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada";

Noteholder Claims means all legal, equitable, contractual and any other rights or claims of any Person against the Company, whether or not such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, pursuant to or in relation to the Existing Notes or any of them or the Existing Notes Indenture, or relating in any way to the purchase, holding or sale of the Existing Notes, and Noteholder Claim means any one of them;

Noteholders means all holders of Existing Notes, and Noteholder means any one of them;

Noteholders' Arrangement Resolution means the resolution of the Noteholders to be considered at the Noteholders’ Meeting to approve the Arrangement, the full text of which is set out under "Noteholders' Arrangement Resolution" in Appendix A to this Circular;

Noteholders' Meeting means a meeting of the Noteholders, including any adjournments or postponements thereof, to be held to consider and if deemed advisable to approve the Noteholders' Arrangement Resolution;

Notice of Dissent has the meaning ascribed thereto under "Dissent Rights – Summary of the Procedure for Exercising the Right to Dissent";

NYSE means the NYSE MKT LLC;

Officer means anyone who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, an officer or de facto officer of Banro;

OBOs has the meaning ascribed thereto under “Matters Pertaining to Use Of Proxies – Noteholders, Series A Holders and Non-Registered Common Shareholders”;

Order means any order of the Court in the CBCA Proceedings;

Person is to be broadly interpreted and includes any individual, firm, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, Governmental Entity or any agency, officer or instrumentality thereof or any other entity, wherever situate or domiciled, and whether or not having legal status;

PFIC has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations – Ownership and Disposition of Common Shares";

Plan of Arrangement means the plan of arrangement substantially in the form attached as Appendix D to this Circular, and any amendments, modifications or supplements thereto made in accordance with the terms thereof or made at the direction of the Court in the Final Order or otherwise with the consent of Banro and the Requisite Consenting Parties;

Preference Shareholders means, collectively, the Series A Holders and Series B Holders;

Preference Shareholders' Arrangement Resolution means the resolution of the Preference Shareholders to approve the Arrangement, the full text of which is set out under "Preference Shareholders' Arrangement Resolution" in Appendix B to this Circular, to be considered at the Preference Shareholders' Meeting;

Preference Shareholders' Meeting means the meeting of the Preference Shareholders, including any adjournments or postponements thereof, to be held to consider and if deemed advisable to approve the Preference Shareholders' Arrangement Resolution;

Preference Shares means, collectively, the Series A Preference Shares and the Series B Preference Shares;

projected payment schedule has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations – Ownership of New Senior Secured Notes";

Proxy Forms means collectively the Common Shareholder Proxy Form and the Series B Holder Proxy Form;

PwC means PricewaterhouseCoopers LLP;

Recapitalization means the Company's proposed recapitalization transaction involving, among other things, the transactions contemplated by the Arrangement and including for greater certainty the changes to the composition of the Board contemplated under the Plan of Arrangement;

Record Date means 5:00 p.m. on March 1, 2017, subject to any further Order;

Registered Common Shareholder means a Common Shareholder who holds Common Shares directly in his, her or its own name and is entered on the register of the Common Shares as a holder of Common Shares;

Released Parties means, collectively, the Company, the Directors and Officers, each member of the Banro Group, the Canadian Trustee, each of the Consenting Parties and each of their respective financial advisors, legal counsel and agents;

Relevant Securities has the meaning ascribed thereto in the Support Agreement;

Requisite Consenting Parties means, collectively, RFW, Gramercy and BlackRock;

Requisite Consenting Party Advisors means, collectively, Goodmans LLP, Fasken Martineau DuMoulin LLP and Osler, Hoskin & Harcourt LLP;

Restricted Subsidiaries has the meaning ascribed thereto under "Summary of Circular – Terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture";

RFW means, collectively, Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited;

RFW Banro has the meaning ascribed thereto under "Background to and Reasons for the Arrangement – Background to the Arrangement";

RFW-Gramercy Gold Forward has the meaning ascribed thereto under "Description of the Recapitalization – Gold Forward";

RRIFs has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Eligibility for Investment";

RRSPs has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Eligibility for Investment";

SEDAR means the System for Electronic Document Analysis and Retrieval;

SEC has the meaning ascribed thereto under "Notice to Security Holders in the United States";

SEC Industry Guide 7 has the meaning ascribed thereto under "Notice to Security Holders in the United States";

Security has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations";

Securityholder has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations";

Series A Dividend Amount means with respect to each Series A Preference Share, the sum of (i) dividends accrued on the Series A Preference Share on December 31, 2016 and March 31, 2017, calculated in accordance with Banro’s certificate of amendment dated April 23, 2013, plus (ii) the dividend accrued on March 31, 2017 on the Series A Preference Share multiplied by the number of days between March 31, 2017 and the Anticipated Effective Date, divided by 90;

Series A Holders means holders of Series A Preference Shares;

Series A Preference Shares means the Series A Preference Shares in the capital of the Company;

Series A Preference Value means with respect to each Series A Preference Share, the sum of (i) the "London Gold Fix” price per ounce of gold expressed in US Dollars on January 20, 2017, as the same was fixed at approximately 3:00 p.m. London time on such date by five market making members of the London Bullion Market Association in accordance with customary market practice, multiplied by 0.017501, plus (ii) the Series A Dividend Amount;

Series A Pro Rata Share means, with respect to a Series A Holder, the percentage that the aggregate Series A Preference Value of all Series A Preference Shares held by it on the Effective Date bears to the Mezzanine Instrument Value;

Series B Holder Proxy Form means the BLUE proxy form to be used by Series B Holders in order to designate a proxy to vote at the Preference Shareholders’ Meeting;

Series B Holders means holders of Series B Preference Shares;

Series B Preference Shares means the Series B Preference Shares in the capital of the Company;

Shareholders’ Rights Plan means the shareholder rights plan agreement dated as of April 29, 2005 between Banro and Equity Transfer Services Inc. as amended, modified or supplemented from time to time;

Series A Exchange has the meaning ascribed thereto under "Background to and Reasons For the Arrangement – Background to the Arrangement";

Stock Option Plan means the Company's stock option plan as amended and reapproved by Common Shareholders in 2015;

Support Agreement means the support agreement dated January 31, 2017 among the Banro Group, the Initial Consenting Parties, and such other Persons as may from time to time become parties thereto by executing a consent agreement in the form attached thereto, as it may be amended, restated or modified from time to time;

Tax Act means the Income Tax Act (Canada);

Tax Proposals has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations";

taxable capital gain has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada";

TBL means Twangiza (Barbados) Limited;

Term Loan has the meaning ascribed thereto under "Description of the Recapitalization – Affected Securities and Instruments";

Term Loan Claims means the loans, commitments and other obligations held by the applicable lenders under the Term Loan;

Term Loan Exchange Agreement means an agreement among Banro, Namoya, Gramercy and RFW, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which (i) Namoya agrees to pay all accrued but unpaid interest on the Term Loan up to and including the Effective Date, (ii) Gramercy and RFW agree to transfer their respective interests in the Term Loan to Banro on the Effective Date in exchange for New Senior Secured Notes (together with the related Note Guarantees) in a principal amount equal to principal amount of the Term Loan interest transferred by them, and 575.11449 Common Shares per US$1,000 principal amount of New Senior Secured Notes (rounded down without consideration to the nearest whole Common Share), and (iii) Gramercy, RFW and Namoya agree to attorn to the jurisdiction of the Court for the purposes of the Plan of Arrangement and the compromises and exchanges effected hereby;

TFSAs has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Eligibility for Investment";

Transaction Structure Consideration has the meaning ascribed thereto under "Description of the Recapitalization – Description of the Recapitalization";

Transfer Agent means TSX Trust Company;

Transferred Barbados Dividend Entitlement means twenty-five percent (25%) of the Barbados Preferred Dividend Amount;

Transferred Barbados Dividend Entitlement Common Shares means that number of Mezzanine Instrument Common Shares issued to each of Gramercy and RFW pursuant to Section 4.3(o) of the Plan of Arrangement that the Transferred Barbados Dividend Entitlement bears to the Mezzanine Instrument Value;

Transferred Barbados Preferred Shares has the meaning ascribed thereto under "Description of the Recapitalization – Description of the Recapitalization";

Transferred Barbados Preferred Value means with respect to each Transferred Barbados Preferred Share, the "the "London Gold Fix" price per ounce of gold expressed in US Dollars on January 20, 2017, as the same was fixed at approximately 3:00 p.m. London time on such date by five market making members of the London Bullion Market Association in accordance with customary market practice, multiplied by 00.017501, plus (ii) the Transferred Barbados Dividend Entitlement;

Transferred Barbados Pro Rata Share means, with respect to each of RFW and Gramercy, the percentage that the aggregate Transferred Barbados Preferred Value of all Transferred Barbados Preferred Shares held by it after the transaction set out in Section 4.3(m) of the Plan of Arrangement bears to the Mezzanine Instrument Value;

Trustee Claim means any right or claim for fees, costs, commissions, reimbursement or compensation that Equity, TSX Trust Company or the U.S. Trustee (or any of them) may have against the Company pursuant to the Existing Notes Indenture or the New Senior Secured Notes Indenture, or either of them;

TSX means the Toronto Stock Exchange;

Twangiza means Twangiza Mining S.A.;

U.S. or United States means United States of America, its territories and possessions, any State of the United States and the District of Columbia;

US Dollars or US$ means the lawful currency of the United States of America;

U.S. Holder has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

U.S. Regulations has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

US Securities Act means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute;

U.S. Tax Code has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

U.S. Trust Indenture Act means the U.S. Trust Indenture Act of 1939, as amended;

U.S. Trustee means The Bank of New York Mellon;

VIF means a voting instruction form; and

Voting Deadline means 4:00 p.m. (Toronto time) on March 29, 2017, or in the event that the applicable Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any reconvened or postponed Meeting.

CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company to be used at the Noteholders' Meeting, the Preference Shareholders' Meeting and the Common Shareholders' Meeting to be held at 10:00 a.m. (Toronto time), 10:30 a.m. (Toronto time) and 11:00 a.m. (Toronto time), respectively, on March 31, 2017 at the offices of Norton Rose Fulbright Canada LLP at the Royal Bank Plaza, South Tower, 200 Bay Street, 38th Floor, Toronto, Ontario and, at any adjournments or postponements thereof.

All capitalized terms used in this Circular that are not otherwise defined have the respective meanings set forth under "Glossary of Terms".

Information in this Circular is given as at February 27, 2017, unless otherwise indicated.

CURRENCY

In this Circular, references to US$ are to United States dollars, and references to C$ are to Canadian dollars. The nominal noon rate of exchange on February 27, 2017, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars, was US$1.00 = C$1.3101.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have been publicly filed on SEDAR at www.sedar.com or with the securities commission or similar regulatory authority in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form for the Company dated March 28, 2016 for the fiscal year ended December 31, 2015 (the AIF);

(b)	the consolidated financial statements of the Company as at and for the years ended December 31, 2015 and 2014, and the independent auditors' report thereon (the Annual Financial Statements);

(c)	the management's discussion and analysis of the Company for the year ended December 31, 2015 (the Annual MD&A);

(d)	the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2016;

(e)	the management's discussion and analysis of the Company for the quarter ended September 30, 2016;

(f)	the notice of meeting and management information circular of the Company dated May 31, 2016 in connection with the annual meeting of Common Shareholders held on June 29, 2016;

(g)	the material change report of the Company dated April 7, 2016 relating to year end 2015 financial results; and

(h)	the material change report of the Company dated February 10, 2017 in connection with the Support Agreement.

Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type referred to above filed after the date of this Circular and before completion or withdrawal of the Recapitalization will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Upon request to the Corporate Secretary of the Company at the Company's head office at 1, First Canadian Place, 100 King Street West, Suite 7070, P.O. Box 419, Toronto, Ontario, M5X 1E3, Canada or by phone at (416) 366-2221, copies of documents incorporated herein by reference will be provided promptly. These documents are also available through the internet on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND RISKS

Certain statements and other information in this Circular may constitute forward-looking information within the meaning of applicable Canadian and United States securities laws. This forward-looking information reflects the current beliefs of management and is based on assumptions and information currently available to management. In some cases, forward-looking information can be identified by terminology such as "may", "will", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "forecast", "outlook", "potential", "continue", "should", "likely", "project", "future" or the negative of these terms or other comparable terminology.

In particular, this Circular contains forward-looking information pertaining to:

•	the anticipated benefits and effects of the Recapitalization, including the entitlements of various security holders;

•	the potential effects on the Company and various stakeholders if the Recapitalization is not concluded;

•	the timing of the Meeting and the Final Order;

•	the Anticipated Effective Date and consummation of the Recapitalization;

•

the entering into, and the terms of, various documents and agreements, including the Guarantee, the Gold Linked Exchange Agreement, the Exchangeable Preferred Shares Exchange Agreement, the Barbados Preferred Purchase and Sale Agreement, the Term Loan Exchange Agreement, the New Senior Secured Notes Indenture and the Gold Forward Purchase Agreement;

•	the composition of the New Board;

•	the Consolidation, including the Consolidation Ratio and its timing.

Forward-looking information respecting:

•

the anticipated benefits of the Recapitalization are based upon a number of facts, including the terms and conditions of the Recapitalization (including receipt of required stakeholder, regulatory and Court approvals and the granting of the Final Order), current industry, economic and market conditions and the current financial condition and prospects of the Company (see "Recommendation of the Board" and "Background to and Reasons for the Arrangement – Reasons for the Arrangement");

•

the structure and effect of the Recapitalization are based upon the terms of the Plan of Arrangement and the transactions contemplated thereby, and the terms of the Existing Notes, Preference Shares, Exchangeable Preferred Shares, the Term Loan and the Dore Loan (see "Description of the Recapitalization"); and

•

the steps and timing of the Recapitalization are based upon the terms of the Plan of Arrangement and the expected timing to receive the required Court approvals and to otherwise satisfy the conditions to effectiveness of the Recapitalization (see "Description of the Recapitalization").

Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking information in this Circular are based upon reasonable assumptions and expectations, readers of this Circular should not place undue reliance on such forward-looking information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking information. Such assumptions include, without limitation: interest and exchange rates; the price of gold; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company. Forward-looking information are statements about the future and are inherently uncertain. There can be no assurance that the forward-looking information will prove to be accurate. The forward-looking information speaks only as of the date of this Circular.

Forward-looking information is subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: the completion of the Recapitalization being subject to several conditions that must be satisfied or waived; and risks related to the Company.

This list is not exhaustive of the factors and assumptions that may affect any of the forward-looking information. Additional risks and uncertainties that could affect forward-looking information are described further under the heading "Risk Factors" in this Circular and under the heading "Risk Factors" in the AIF. The forward-looking information contained in this Circular is expressly qualified by this cautionary statement, and the Company does not undertake any obligation to update it to reflect new information or future developments, except to the extent required by law.

NOTICE TO SECURITY HOLDERS IN THE UNITED STATES

The New Senior Secured Notes and Common Shares to be issued by the Company in exchange for the Existing Notes and the Term Loan, and the Common Shares to be issued by the Company in exchange for the Preference Shares, the Exchangeable Preferred Shares and the Barbados Preferred Shares pursuant to the Recapitalization and the assumption by BGB of the Company's obligations under the New Senior Secured Notes pursuant to the Recapitalization, and the Guarantee and the Note Guarantees to be provided pursuant to the Recapitalization will not be registered under the US Securities Act or the securities laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from registration provided by Section 3(a)(10) of the US Securities Act, on the basis of the approval of the Court, and similar or other exemptions from registration provided under applicable state securities laws. Section 3(a)(10) of the US Securities Act provides an exemption from registration under the US Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Recapitalization will be considered. See "Certain Legal and TSX Matters - United States Securities Law Matters" for additional information.

Banro is a company existing under the Laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and its subsidiaries incorporated in Barbados and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Banro or this solicitation and, therefore, this solicitation is not being effected in accordance with such securities laws. In addition, the New Senior Secured Notes, the Common Shares and the Guarantee to be issued by the Company and the Note Guarantees are not being registered pursuant to a registration statement under the US Securities Act and this Circular does not comply with the disclosure requirements of a US Securities Act registration statement. This Circular has been prepared in accordance with the disclosure requirements applicable in Canada. Common Shareholders, Preference Shareholders, holders of the Barbados Preferred Shares, holders of the Exchangeable Preferred Shares, holders of the Term Loan and Noteholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under United States securities laws and corporate laws relating to United States corporations.

In particular, information in this Circular or in the documents incorporated by reference herein concerning the properties and operations of Banro referred to herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of United States federal securities laws and the rules and regulations thereunder. National Instrument 43-101- Standards of Disclosure for Mineral Projects (NI 43-101) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (SEC), and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7 (SEC Industry Guide 7) under the US Securities Act. Under U.S. standards, mineralization may not be classified as a "reserve" unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and permitted to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC and by U.S. companies. Noteholders and Common Shareholders, Preference Shareholders, holders of the Barbados Preferred Shares, holders of the Exchangeable Preferred Shares, holders of the Term Loan and Noteholders are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Common Shareholders, Preference Shareholders, holders of the Barbados Preferred Shares, holders of the Exchangeable Preferred Shares, holders of the Term Loan and Noteholders are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein describing Banro’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The financial information of Banro included or incorporated by reference herein has been prepared in accordance with IFRS, which differs from generally accepted accounting principles in the United States in certain material aspects, and thus may not be comparable to financial statements prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the SEC.

The enforcement by Common Shareholders, Preference Shareholders, holders of the Barbados Preferred Shares, holders of the Exchangeable Preferred Shares, holders of the Term Loan and Noteholders of civil liabilities under United States federal or state securities laws may be affected adversely by the fact that Banro is organized under the laws of Canada, that some or all of the Officers and Directors of Banro are residents of jurisdictions outside the United States and that all or a substantial portion of the assets of these persons are located outside of the United States. Accordingly, a Common Shareholder, Preference Shareholders, holders of the Barbados Preferred Shares, holders of the Exchangeable Preferred Shares, holders of the Term Loan or Noteholders may not be able to sue Banro or its respective Officers or Directors in a court outside the United States for violations of United States securities laws. In addition, the courts in Canada may not enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal or state securities laws of the United States.

Certain information concerning federal Canadian tax consequences of the Recapitalization for Preference Shareholders and Noteholders is set forth in "Certain Canadian Federal Income Tax Considerations" contained in this Circular. Preference Shareholders, holders of the Barbados Preferred Shares, holders of the Exchangeable Preferred Shares, holders of the Term Loan and Noteholders should be aware that the transactions contemplated herein may have tax consequences in the United States and certain material consequences with respect to the Noteholders and the Series A Holders are described in "Certain U.S. Federal Income Tax Considerations" contained in this Circular. Preference Shareholders, Series B Holders, Common Shareholders, holders of the Barbados Preferred Shares, holders of the Exchangeable Preferred Shares, holders of the Term Loan and Noteholders that are United States taxpayers are advised to consult their independent tax advisors regarding the United States federal, state and local and foreign tax consequences to them of participating in the Recapitalization.

The transactions noted in this Circular have not been approved or disapproved by the SEC or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of said transactions or upon the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.

SUMMARY OF CIRCULAR

The following is a summary of certain information contained elsewhere in this Circular. It is not, and is not intended to be, complete in itself. This is a summary only, and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular and incorporated by reference herein. Noteholders, Preference Shareholders and Common Shareholders are urged to carefully review this Circular, including the Appendices, and the documents incorporated by reference, in their entirety. Capitalized terms used in this Circular that are not otherwise defined have the respective meanings set forth under "Glossary of Terms".

The Meetings

The Noteholders' Meeting will be held on March 31, 2017 at 10:00 a.m. (Toronto time) at the offices of Norton Rose Fulbright Canada LLP at the Royal Bank Plaza, South Tower, 200 Bay Street, 38th Floor, Toronto, Ontario, for the purpose of considering and, if thought advisable, passing, with or without variation, the Noteholders' Arrangement Resolution, the full text of which is attached as Appendix A to this Circular. Subject to any further Order, the quorum for the Noteholders' Meeting is one Noteholder voting in person or by proxy.

The Preference Shareholders' Meeting will be held on March 31, 2017 at 10:30 a.m. (Toronto time) at the offices of Norton Rose Fulbright Canada LLP at the Royal Bank Plaza, South Tower, 200 Bay Street, 38th Floor, Toronto, Ontario, for the purpose of considering and, if thought advisable, passing, with or without variation, the Preference Shareholders' Arrangement Resolution, the full text of which is attached as Appendix B to this Circular. Subject to any further Order, the quorum for the Preference Shareholders' Meeting is one Preference Shareholder voting in person or by proxy.

The Common Shareholders' Meeting will be held on March 31, 2017 at 11:00 a.m. (Toronto time) at the offices of Norton Rose Fulbright Canada LLP at the Royal Bank Plaza, South Tower, 200 Bay Street, 38th Floor, Toronto, Ontario, for the purpose of considering and, if thought advisable, passing, with or without variation, the Common Shareholders' Resolutions, the full text of which are attached as Appendix C to this Circular. In accordance with the by-laws of the Company, the quorum for the Common Shareholders' Meeting is two Common Shareholders present in person or represented by proxy. Common Shareholder approval is being sought in connection with the Common Shareholders' Issuance Resolution and Common Shareholders' Recapitalization Resolution in accordance with, as the case may be, the rules of the TSX and applicable Canadian securities laws. Common Shareholder approval is being sought in connection with the Common Shareholders' Rights Plan Termination Resolution pursuant to the terms of the Shareholders’ Rights Plan. Common Shareholder approval is being sought in connection with the Common Shareholders' Consolidation Resolution in accordance with the CBCA.

The Record Date for determining the Noteholders, the Preference Shareholders and the Common Shareholders eligible to receive notice of and vote at the Noteholders' Meeting, the Preference Shareholders' Meeting and the Common Shareholders' Meeting, respectively, is the close of business (Toronto time) on March 1, 2017.

The Recapitalization

The key terms of the Recapitalization are set out below:

Exchange of Existing Notes

Pursuant to the Plan of Arrangement, in exchange for their Existing Notes, Noteholders will receive either: (i) New Senior Secured Notes and Common Shares; or (ii) a cash payment in accordance with the Cash Election, as follows:

1

(i) Holders of Existing Notes in respect of which the Support Agreement applies and (ii) holders of Existing Notes in respect of which a Cash Election (as discussed below) has not been made shall, in each case, be exchanged for (A) New Senior Secured Notes (together with the related Note Guarantees) having the same aggregate principal amount and (B) 575.11449 Common Shares per US$1,000 principal amount of the New Senior Secured Notes.

2

Holders of Existing Notes in respect of which the Support Agreement does not apply may make a Cash Election prior to the Cash Election Deadline pursuant to which, in lieu of receiving New Senior Secured Notes and Common Shares under the Arrangement, such Noteholders will exchange all or any portion of their Existing Notes in respect of which the Support Agreement does not apply for cash consideration equal to 75% of the par value of such Existing Notes plus any accrued but unpaid interest thereon to the Anticipated Effective Date;.

3

As of the Effective Date, the Company will pay all unpaid interest (accrued to and including the Anticipated Effective Date) on the Existing Notes to the Noteholders (including RFW in respect of Cash Election Notes) who did not make a Cash Election.

Exchange of Series A Preference Shares, Series B Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares

Pursuant to the Plan of Arrangement (and certain other agreements), in exchange for their Series A Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares, holders will receive Common Shares, as follows:

1

An aggregate of 681,510,672 Common Shares will be issued to the holders of Series A Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares in exchange for the outstanding Series A Preference Shares, Barbados Preferred Shares (together with the associated Series B Preference Shares) and Exchangeable Preferred Shares. The Number of Common Shares to be issued to the holders of Series A Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares shall be based on the applicable Mezzanine Exchange Ratio.

For greater certainty, no Common Shares shall be issued on account of the Series B Preference Shares, which shall be transferred to Banro for no consideration and cancelled.

Exchange of Term Loan

Pursuant to the Plan of Arrangement and the Term Loan Exchange Agreement, each of Gramercy and RFW shall transfer their respective interests in the Term Loan to Banro in exchange for (i) New Senior Secured Notes (together with the related Note Guarantees) having the same aggregate principal amount and (ii) 575.11449 Common Shares per US$1,000 principal amount of the New Senior Secured Notes. As of the Effective Date, the Company will pay all unpaid interest accrued to and including the Anticipated Effective Date on the Term Loan to Gramercy and RFW.

Extension of Dore Loan

In accordance with the Dore Loan Amendment, the maturity dates of the Dore Loan shall be extended from July 15, 2018 and September 1, 2018 to February 28, 2020.

No fractional Common Shares will be issued under the Arrangement and any fractional Common Shares that would otherwise issuable will be rounded down to the nearest whole number with no consideration paid for fractional shares.

See "Description of the Recapitalization – Description of the Recapitalization".

Conditions to the Arrangement

The Arrangement will be subject to the following conditions, among others:

1.

the Court shall have granted the Final Order, the operation and effect of which shall not have been stayed, reversed or amended, and in the event of an appeal or application for leave to appeal, final determination shall have been made by the applicable appellate court;

2.	no Applicable Law shall have been passed and become effective, the effect of which makes the consummation of the Arrangement illegal or otherwise prohibited;

3.	all necessary judicial consents and any necessary or desirable third party consents, if any, to deliver and implement all matters related to the Arrangement shall have been obtained;

4.

all documents necessary to give effect to all material provisions of the Arrangement (including the New Senior Secured Notes Indenture, the Exchange Agreements and the Assignment and Assumption Agreement) and all documents related thereto shall have been executed and/or delivered by all relevant Persons in form and substance satisfactory to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement and deposited in escrow pending the Effective Time;

5.	the Dore Loan Amendment shall become effective prior to, or concurrently with, the implementation of the Arrangement on the Effective Date;

6.

all required stakeholder, regulatory and Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Company and the Requisite Consenting Parties, acting reasonably and in good faith, including the approval of the Arrangement by Noteholders, and the approval by Common Shareholders of the Common Shareholders’ Issuance Resolution, the Common Shareholders Recapitalization Resolution and the Common Shareholders’ Rights Plan Termination Resolution;

7.

all material filings required to be made and any material regulatory consents or approvals required to be obtained in connection with the Arrangement before the Effective Time shall have been made or obtained;

8.

all conditions to implementation of the Recapitalization as set out in the Support Agreement shall have been satisfied or waived in accordance with their terms and the Support Agreement shall not have been terminated;

9.

the issuance of the New Senior Secured Notes and Common Shares, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees shall be exempt from registration under the US Securities Act pursuant to the provisions of Section 3(a)(10) of the US Securities Act, as contemplated in Section 5.4 of the Plan of Arrangement, and

10.	The SEC shall have declared effective the Form T-3 to qualify the New Senior Secured Notes Indenture under the U.S. Trust Indenture Act.

See "Conditions to the Arrangement".

Dissent Rights

The Interim Order grants Dissent Rights to registered Series A Holders who validly dissent to the Arrangement. In order to validly dissent a Series A Holder must strictly comply with the procedures set out herein, in the Interim Order and in the CBCA. A summary of such Dissent Rights is set forth in this Circular under the heading "Dissent Rights".

Releases

At the Effective Time, the Released Parties shall be released and discharged from any and all rights and claims of any Person against a Released Party, including without limitation any Noteholder Claim, whether or not any such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, where such right or claim is based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date and that is in any way relating to, arising out of or in connection with (i) the Existing Notes; (ii) the Existing Notes Indenture; (iii) the Series A Preference Shares; (iv) the Series B Preference Shares; (v) the Plan of Arrangement; or (vi) the CBCA Proceedings; provided, however, that nothing in the Plan of Arrangement will release or discharge:

(a)	any Excluded Claim;

(b)

the Company of or from its obligation to Noteholders and holders of Barbados Preferred Shares, Series A Preference Shares and Series B Preference Shares under the Arrangement and the applicable Exchange Agreement, under any Order, or under any document delivered by the Company on the Effective Date pursuant to the Arrangement; or

(c)	a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct.

Terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture

The following summary contains basic information about the New Senior Secured Notes and is not intended to be complete. Additional details regarding the terms and conditions of the New Senior Secured Notes and the New Senior Secured Notes Indenture are set forth in Appendix E.

Issuer	Banro Corporation

Immediately following the issuance of the New Senior Secured Notes, Banro will assign all of its rights and obligations with respect to the New Senior Secured Notes to its direct wholly-owned subsidiary, BGB (the Assumption and Release).

For purposes of this summary, (i) prior to the Assumption and Release, “Company” refers to Banro, “other Obligors” and “Guarantors” refers to all of Banro’s subsidiaries (including BGB) other than any Immaterial Subsidiary and “Restricted Subsidiaries” refers to all of Banro’s subsidiaries (including BGB); and (ii) following the Assumption and Release, “Company” refers to BGB, “other Obligors” and “Guarantors” refers to Banro and all of Banro’s subsidiaries (excluding BGB) other than any Immaterial Subsidiary and “Restricted Subsidiaries” refers all of Banro’s subsidiaries (excluding BGB). Certain defined terms used in this description but not defined herein have the meanings that will be assigned to them in the New Senior Secured Notes Indenture. References to “$” are to U.S. dollars. The New Senior Secured Notes will be denominated in U.S. dollars and all payments on the New Senior Secured Notes will be made in U.S. dollars.

On the issue date of the New Senior Secured Notes, the Guarantors are: Banro Group (Barbados) Limited, Namoya (Barbados) Limited, Banro Congo (Barbados) Limited, Lugushwa (Barbados) Limited, Kamituga (Barbados) Limited, Twangiza (Barbados) Limited, Banro Congo Mining SA, Kamituga Mining SA, Lugushwa Mining SA, Namoya Mining SA and Twangiza Mining SA.

Instrument	New Senior Secured Notes.

Principal Amount	US$197,500,000

Use of Proceeds	The New Senior Secured Notes will be issued in exchange for (i) the Existing Notes, and (ii) the Term Loan.

Maturity Date	March 1, 2021.

Cash Interest	Subject to the coupon enhancement set out below, interest will accrue at 10.00% per annum and is payable in arrears based on 30/360 day basis.

Coupon Enhancement	At each interest payment date, there will be a liquidity test to determine if an enhanced coupon will be paid as follows:

If the trailing four quarter Consolidated EBITDA of Banro as reported for the four quarters ended immediately prior to the record date for the interest payment (i) is greater than US$90,000,000 but not greater than US$100,000,000, interest will accrue at the rate of 11% per annum for the next succeeding quarterly interest period; and (ii) is greater than US$100,000,000, interest will accrue at the rate of 12% per annum for the next succeeding quarterly interest period.

Interest Payment Dates	First day of March, June, September and December commencing June 1, 2017.

Guarantees

The New Senior Secured Notes will be guaranteed (the Note Guarantees) by the Guarantors and by the Company’s future subsidiaries other than immaterial subsidiaries, and following the Assumption and Release, by Banro. Under certain circumstances, Guarantors may be released from their Note Guarantees without the consent of the holders of New Senior Secured Notes.

Security

The New Senior Secured Notes and the Note Guarantees will be secured on a second priority basis by liens on (i) all of the existing and after acquired property of the Company, including any and all capital stock the Company holds in its Subsidiaries and other investments, (ii) all of the existing and after acquired capital stock and other investments held by the Restricted Subsidiaries, and (iii) all of the existing and after acquired property, including accounts receivable, letter of credit rights, inventory, deposit accounts, securities accounts, instruments and chattel paper, general intangibles, records related to any of the foregoing and certain assets related thereto, in each case held by the Company and the other Obligors, but excluding any mining assets or other assets in respect of which the Company or the Restricted Subsidiaries would be required to obtain approval from any governmental or regulatory authority in the DRC in order to incur liens on such assets, in each case, subject to specified permitted liens and certain exceptions. The Company will be permitted to incur additional indebtedness that may be secured by liens on the collateral.

No appraisal of the value of the collateral has been made in connection with the issuance of the New Senior Secured Notes, and the value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The liens on the collateral may be released without the consent of the holders of the New Senior Secured Notes if collateral is disposed of in a transaction that complies with the indenture governing the New Senior Secured Notes and the applicable security documents. In the event of a liquidation of the collateral, the available proceeds may not be sufficient to satisfy the obligations under the New Senior Secured Notes. See ‘‘Risk Factors – Risk Factors Relating to the New Senior Secured Notes”

Ranking	The New Senior Secured Notes and the Note Guarantees will:

•

be second priority obligations of the Company and the Guarantors ranking subordinate in payment (other than with respect to ordinary course interest payments and the mandatory prepayments of the New Senior Secured Notes) and security to Priority Lien Debt (as defined in Appendix E);

•	rank equally in right of payment and security to existing and future Parity Lien Debt (as defined in Appendix E);
•	rank senior in right of payment and security to any future subordinated indebtedness; and
•	be structurally subordinated to all liabilities of each of the Company’s subsidiaries that does not guarantee the New Senior Secured Notes.

Rating	The New Senior Secured Notes will be rated no later than two months following issuance by at least one of the following ratings agencies: Standard & Poor’s, Moody’s, and Fitch.

Mandatory Repayment

The Company shall redeem 10% of the outstanding principal amount of the New Senior Secured Notes on each of (i) March 1, 2019 and (ii) March 1, 2020, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Optional Redemption

The New Senior Secured Notes will be redeemable at the Company’s option, in whole or in part, at any time at the redemption prices set forth in Appendix E, plus accrued and unpaid interest, if any, to the date of redemption.

Special Mandatory Redemption

In the event that (i) properties and assets of the Company and its restricted subsidiaries from which a majority of the Company and its restricted subsidiaries’ consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) is derived are seized, confiscated or nationalized by, or become subject to forfeiture to, any governmental, quasi-governmental, military or other similar authority, or any similar action shall have been taken or shall have occurred and (ii) the Company, the Restricted Subsidiaries or any of their affiliates, successors or assigns receives any compensation as a result of such event by way of settlement, judicial or arbitral award or otherwise, then the Company will be required to redeem all of the New Senior Secured Notes at the applicable redemption prices set forth in Appendix E.

Change of Control

Upon the occurrence of specific kinds of changes of control, holders will have the right to cause the Company to repurchase some or all of their New Senior Secured Notes at 101% of the principal amount of the New Senior Secured Notes, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants

The Company will issue the New Senior Secured Notes under an indenture with TSX Trust Company, as Canadian Trustee and The Bank of New York Mellon as U.S. Trustee. The indenture will, among other things, limit the Company’s ability and the ability of its Restricted Subsidiaries to:

•	incur additional indebtedness;
•	pay dividends or make other distributions or repurchase or redeem capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell assets;
•	incur liens;
•	consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets;
•	incur development expenses; and
•	enter into joint ventures.

These covenants will be subject to a number of important exceptions and qualifications.

Additional Amounts

In the event that certain withholding taxes or deductions are payable in respect of payments on the New Senior Secured Notes and the Note Guarantees, the Company and the Guarantors will, subject to certain exceptions, pay such additional amounts as will result, after deduction or withholding of such taxes, in the payment of the amounts which would have been payable in respect of the New Senior Secured Notes and the Note Guarantees, respectively, had no such withholding or deduction been required.

Optional Tax Redemption

The New Senior Secured Notes may be redeemed at the Company’s option in whole but not in part, at the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption, in certain circumstances in which the Company would become obligated to pay additional amounts under the New Senior Secured Notes.

U.S. Trust Indenture Act	The New Senior Secured Indenture will be qualified under the U.S. Trust Indenture Act.

See “Terms Of The New Senior Secured Notes And The New Senior Secured Notes Indenture – Summary of Key Terms of the New Senior Secured Notes and New Senior Secured Notes Indenture”

Background to and Reasons for the Arrangement

Over the past several years, the Company, along with several of its peers in the gold mining industry, has faced a number of difficulties including operating in an environment of constrained capital availability. During this period, the Company was constructing its Twangiza and Namoya gold mines with commercial production commencing on September 1, 2012 at Twangiza and on January 1, 2016 at Namoya. The price of gold fell from approximately US$1,690 per ounce around September 1, 2012 to approximately US$1,070 per ounce on January 1, 2016, representing a price decline of 37%.

In addition to the challenges facing the Company as a result of the gold price decline and DRC political risks, the Company has a significant amount of debt and other financial obligations. Since 2012, the Company has undertaken numerous financings, among other things, to pay interest on the Existing Notes, repay a certain liquidity backstop facility, repay certain DRC bank debt, pay accrued dividends on the Barbados Preferred Shares, reduce account payable balances, pay transaction costs and fund ongoing capital requirements including the purchase of equipment and material to bring Namoya into commercial production.

Having regard to the upcoming maturities of the Existing Notes (due March 1, 2017) and Exchangeable Preferred Shares (due June 1, 2017) and the Company’s liquidity issues (as at September 30, 2016 the Company had unrestricted cash of approximately US$9.5 million), Banro, after a thorough selection process, engaged an investment bank to assist in raising new capital and improving the capital structure of Banro.

In October 2016, with the assistance of this investment bank, the Company chose to move ahead with a plan to raise US$225 million via the issuance of new secured notes which it would then use to repay the Existing Notes and Exchangeable Preferred Shares. However, at the same time, an ongoing political impasse in the DRC continued and certain violent protests that resulted in fatalities were reported in the western media. In late 2016, the President of the DRC officially delayed the next election to April 2018. Around the same time, the investment bank engaged by the Company informed the Company that raising sufficient new capital to execute the proposed financing would be a challenge.

Given the circumstances in which the Company found itself (lack of third party financing, heightened DRC potential risks, large upcoming financial obligations and liquidity issues), the Company began to advance discussions with certain of its largest stakeholders to explore potential restructuring solutions and determine which option would be the most acceptable to all stakeholders while meeting the Company’s capital and liquidity requirements. The stakeholders who were a part of this process included Gramercy, RFW and BlackRock.

Following extensive negotiations with stakeholders between November 2016 and January 2017, Banro and its advisors have determined that the Recapitalization, by providing a comprehensive recapitalization transaction involving, as applicable, the consolidation, simplification, refinancing, equitization and/or extension of its most significant financial obligations, together with the raising of fresh funds for working capital, represents the best available solution to address Banro’s liquidity issues and balance the interests of all of its stakeholders.

See “Background to and Reasons for the Arrangement – Background to the Arrangement”.

Reasons for the Arrangement

The following is a summary of the principal reasons for the recommendation of the Board that Noteholders and Preference Shareholders VOTE FOR the Noteholders' Arrangement Resolution and Preference Shareholders' Arrangement Resolution, respectively, and that Common Shareholders VOTE FOR the Common Shareholders' Share Issuance Resolution, the Common Shareholders’ Recapitalization Resolution and the Common Shareholders’ Rights Plan Termination Resolution.

•

Multiple Votes: To be effective, the Arrangement must be supported by votes of a two- thirds majority of the Noteholders in value and a two-thirds majority of Preference Shareholders in number of Preference Shares in each case as present in person or represented by proxy at their respective Meetings. In accordance with the rules of the TSX, the Common Shareholders' Recapitalization Resolution and Common Shareholders’ Issuance Resolution require approval of a majority of Common Shareholders in number of Common Shares as present in person or represented by proxy at the Common Shareholder Meetings which majority approval excludes Common Shareholders who are not Disinterested Shareholders. In addition, the majority required to approve the Common Shareholders' Recapitalization Resolution additionally excludes those Persons required to be excluded under MI 61-101. See "Matters to be acted Upon at the Meeting".

•

Court Approval: The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to various securityholders. The Court will make such a determination after hearing from all interested persons who choose to appear before it.

•

Improve Liquidity: Under the Recapitalization, (i) principal repayment obligations under the Dore Loan will be amended and deferred to extend the maturity dates of the Dore Loan from July 15, 2018 and September 1, 2018 to February 28, 2020, (ii) the effective maturity date of certain of the Company's other debt will be extended through the exchange of the Existing Notes and Term Loan each due in March 2017 for the New Senior Secured Notes due in March 2021, and (iii) the Company will generate US$45,000,000 through the sale of the RFW-Gramercy Gold Forward. These factors will enable the Company to improve its liquidity by increasing its working capital and extending out its obligation to repay principal.

•

Going Concern: The Arrangement gives the Company the opportunity to continue as a going concern, and gives the Company's creditors the opportunity to maximize recovery on their claims and the Common Shareholders and Preference Shareholders the opportunity to maximize their value. The Company's trade creditors will be unaffected by the Arrangement.

•

Business Uncertainties: The upcoming maturities of the Existing Notes and Term Loan, the impact of the significant decline in gold prices, the difficulties and challenges faced in financing the Company and the short and long-term expectations regarding the Company's cash flow and operating performance require that a recapitalization be implemented as quickly as possible. Failing to implement a transaction such as the Recapitalization could result in the Company not having sufficient cash flow to meet its obligations in the near to medium term which could, in the future, result in a liquidation. A liquidation may place the stakeholders in a worse position than proceeding with the Recapitalization.

•

Capital Markets Risk: The results of an assessment of the current and anticipated future state of the credit, debt and equity markets that could be available to the Company given its present leverage and the location of its mines in the DRC, indicate that, absent the Recapitalization, the Company may not, in a reasonable time or on satisfactory terms, if at all, obtain funding it requires to finance its existing business and operations and future opportunities.

•

Fair and Reasonable: The Arrangement is fair and reasonable in the circumstances and, including by virtue of its consensual nature, will produce a more favourable result for all stakeholders than a liquidation which could result if a recapitalization transaction is not implemented. The Fairness Opinions provided by PwC states that, based upon and subject to the limitations and assumptions set forth therein, as of January 25, 2017, (i) the Arrangement is, in their opinion fair, from a financial point of view, to each of Banro, the Common Shareholders, the Series A Holders and the Noteholders and (ii) holders of, each as a class, the Common Shares, the Series A Preference Shares and the Existing Notes would be in a better financial position under the Arrangement than if the Company were liquidated.

•

Returns to Stakeholders: Existing Common Shareholders would likely receive no return in a liquidation. Moreover, the consideration to be received by holders of Existing Notes (other than Consenting Parties with respect to Existing Notes held by them which are bound by the Support Agreement) is, at their option, payable in cash, which provides Cash Electing Holders with liquidity and certainty of value.

•

Dissent Rights: The Interim Order expressly provides registered Series A Holders with Dissent Rights in respect of the Preference Shareholders' Arrangement Resolution such that, if they oppose the Arrangement they may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Series A Preference Shares as determined by a court.

•

Arm's Length Negotiations: The terms and conditions of the Plan of Arrangement, as well as the Support Agreement and other definitive documents, are the result of a focused negotiation process that was undertaken at arm's length between certain of the Initial Consenting Parties and the Company, with the engagement of their respective advisors. The negotiations included oversight and participation of advisors. The Company believes that such negotiations resulted in the most economically viable recapitalization proposal.

See "Background to and Reasons for the Arrangement – Reasons for the Arrangement".

Fairness Opinions

The Board, at the direction of the Special Committee of the Board, has commissioned Fairness Opinions from PwC dated February 17, 2017. PwC, confirmed in writing, that as of January 25, 2017, based upon and subject to the assumptions, limitations and other matters set forth in the Fairness Opinions, in the opinion of PwC, (i) the Arrangement is fair, from a financial point of view, to each of Banro, the Common Shareholders, the Series A Holders and the Noteholders and (ii) holders of, each as a class, the Series A Preference Shares, the Existing Notes and Common Shares would be in a better financial position under the Arrangement than if the Company were liquidated. The full text of which is attached as Appendix H to this Circular.

See "Background to and Reasons for the Arrangement – The Fairness Opinions".

Recommendation of the Board

The Board, after careful consideration of a number of factors, including the foregoing reasons for the Arrangement, and upon consultation with its advisors, determined unanimously, that the Arrangement is in the best interests of the Company and its stakeholders and the Board has unanimously determined to recommend: (a) to Noteholders that they VOTE FOR the Noteholders' Arrangement Resolution at the Noteholders' Meeting; (b) to Preference Shareholders that they VOTE FOR the Preference Shareholders' Arrangement Resolution at the Preference Shareholders' Meeting; and (c) to Common Shareholders that they VOTE FOR the Common Shareholders' Resolutions at the Common Shareholders' Meeting. In making its determinations and recommendations, the Board relied upon legal, tax and other advice and information received during the course of its deliberations.

The Company and RFW make no recommendation whether a Noteholder should elect the Cash Election Option, as each Noteholder’s decision should be governed by such Noteholder’s individual circumstances.

See "Recommendation of the Board".

Risk Factors

Risk factors relating to the business of Company are set out in the AIF which is incorporated by reference into this Circular. Risk factors relating to non-implementation of the Arrangement and the New Senior Secured Notes and Common Shares are set out in this Circular under the heading "Risk Factors – Risk Factors Relating to Non-Implementation of the Recapitalization", "Risk Factors – Risk Factors Relating to Common Shares and other equity securities" and "Risk Factors – Risk Factors Relating to the New Senior Secured Notes", respectively. Noteholders, Preference Shareholders and Common Shareholders should carefully consider these risk factors in considering whether to vote for the Arrangement.

Procedures for Exchange of New Senior Secured Notes and Preference Shares

Book-Entry Only

Except in limited circumstances, the New Senior Secured Notes and Common Shares issued under the Arrangement will be issued and deposited in electronic form with CDS or its nominee pursuant to the book-entry only system administered by CDS. Generally, certificates representing the New Senior Secured Notes and Common Shares issued under the Arrangement will not be issued. New Senior Secured Notes and Common Shares issued under the book-entry only system will be registered in the name of the CDS nominee and deposited with CDS as a book-entry-only security. Under the CDS book-entry-only system, the CDS nominee will be treated as the owner of the Existing Notes for all purposes, except as required by Law.

See "Procedures for Delivery of Plan Consideration".

Withholding Rights

The Company and the Depositary shall be entitled to deduct and withhold from any amount payable or otherwise deliverable to any Person under the Arrangement, such amounts as the Company or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, or any provision of any applicable federal, provincial, state, local or foreign tax laws, in each case, as amended. To the extent the amount required to be deducted or withheld from any amount payable or otherwise deliverable to any Person hereunder exceeds the amount of cash otherwise payable to the Person, any of the Company or the Depositary is hereby authorized to sell or otherwise dispose of any non-cash consideration payable to the Person as is necessary to provide sufficient funds to the Company or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and the Company or the Depositary, as applicable, shall notify such Person and remit to such Person any unapplied balance of the net proceeds of such sale. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such withheld amounts are remitted to the appropriate Governmental Entity.

Notwithstanding the foregoing, if the Company or the Depositary is entitled to deduct and withhold from any consideration deliverable or otherwise payable under the Plan of Arrangement to any Person pursuant to the Tax Act, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, the Company shall increase the amount of such consideration as necessary in order that the amount of the consideration actually received by such Person shall be equal to the amount of consideration that Person otherwise would have received in the absence of such withholding or deduction or tax (including in the absence of any withholding or deduction on such additional consideration) in respect of any additional amount payable pursuant to the Plan of Arrangement. In addition, the Company has agreed to indemnify any such Person for any failure to pay any such additional consideration in accordance with the Plan of Arrangement.

See "Procedure for Delivery of Plan Consideration".

TSX Matters

The Arrangement triggers the requirement under the TSX rules for approval of the Common Shareholders' Issuance Resolution and Common Shareholders' Recapitalization Resolution from the holders of a majority of the Common Shares voted at the Meeting, excluding the votes attached to the Common Shares held by the Common Shareholders who are not Disinterested Shareholders, as the Arrangement could result in the issuance of Common Shares (i) that is greater than 25% of the number of Common Shares currently issued and outstanding, (ii) to insiders of the Company that is greater than 10% of the number of Common Shares currently issued and outstanding, and (iii) that could materially affect the control of the Company as the Arrangement could result in a new holding of more than 20% of the Common Shares. Moreover, the TSX Company Manual also requires securityholder approval if the value of the consideration to be received by the insiders or other related parties of the issuer exceeds 10% of the market capitalization of the issuer.

See "Certain Legal and TSX Matters – TSX Matters".

Certain Canadian Federal Income Tax Considerations

The Arrangement results in certain income tax consequences to Noteholders, Series A Holders and Series B Holders. See "Certain Canadian Federal Income Tax Considerations" for a discussion of these consequences.

Certain United States Federal Income Tax Considerations

The Arrangement results in certain U.S. income tax consequences to U.S. Holders of Existing Notes and Series A Preference Shares. See "Certain U.S. Federal Income Tax Considerations" for a discussion of these consequences.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with answers to some of the questions that you, as a Noteholder, Series A Holder or Common Shareholder, may have and answers to those questions. You are urged to carefully read the remainder of this Circular and, if you are a Common Shareholder, the enclosed Proxy Forms and Letter of Transmittal because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the Proxy Forms, Letter of Transmittal as applicable, and in the Appendices attached to this Circular, all of which are important and should be reviewed carefully.

This Circular is provided to you in connection with the solicitation by or on behalf of management of proxies to be used at the Noteholders' Meeting, the Preference Shareholders' Meeting and the Common Shareholders' Meeting, respectively, to be held at the offices of Norton Rose Fulbright Canada LLP at the Royal Bank Plaza, South Tower, 200 Bay Street, 38th Floor, Toronto, Ontario on March 31, 2017, at 10:00 a.m. (Toronto time) in respect of the Noteholders' Meeting, 10:30 a.m. (Toronto time) in respect of the Preference Shareholders' Meeting and 11:00 a.m. (Toronto time) in respect of the Common Shareholders' Meeting, for the purposes indicated in the accompanying Notice of Meeting of Noteholders, Notice of Special Meeting of Series A Holders and Series B Holders, and Notice of Special Meeting of Common Shareholders, respectively.

Your vote is very important. We encourage you to exercise your right to vote by proxy whether or not you are able, or plan, to attend in person the Noteholders' Meeting, the Preference Shareholders' Meeting or the Common Shareholders' Meeting, as applicable, or any adjournment or postponement thereof.

The questions and answers below give general guidance for voting your Existing Notes, Series A Preference Shares or Common Shares, as applicable, and related matters. Unless otherwise noted, all answers relate to Noteholders, Series A Holders and Common Shareholders. If you have any questions, please feel free to contact Kingsdale, the proxy advisor and information agent, by telephone at: 1-866-851-3214 (North American toll free) or 416-867-2272 (collect calls outside North America); or by email at: contactus@kingsdaleadvisors.com. Noteholders who hold their securities through members of Euroclear are encouraged to call Kingsdale.

Does the Board support the Arrangement?

Yes. The Board has unanimously determined that the Arrangement is in the best interests of the Company and its stakeholders and unanimously determined to recommend: (a) to Noteholders that they VOTE FOR the Noteholders' Arrangement Resolution at the Noteholders' Meeting; (b) to Preference Shareholders Holders that they VOTE FOR the Preference Shareholders' Arrangement Resolution at the Preference Shareholders' Meeting; and (c) to Common Shareholders that they VOTE FOR the Common Shareholders' Resolutions at the Common Shareholders' Meeting. See "Recommendation of the Board".

In making its recommendations, the Board considered a number of factors as described under "Background to and Reasons for the Arrangement – Reasons for the Arrangement", including consultation with its financial and legal advisors.

The Company and RFW make no recommendation whether a Noteholder should elect the Cash Election Option, as each Noteholder’s decision should be governed by such Noteholder’s individual circumstances.

Am I entitled to vote?

You are entitled to vote at the Noteholders' Meeting, Preference Shareholders' Meeting or the Common Shareholders' Meeting if you were a Noteholder, Preference Shareholder or Common Shareholder, respectively, as of the close of business on March 1, 2017.

Please note however that the Series A Preference Shares and Existing Notes are, and certain Common Shares may be, held beneficially through CDS. Persons holding securities in such a manner are not the registered holder of the applicable security and do not have a right to directly attend, be heard or vote at the applicable Meeting. In order for any such security holders to attend, be heard and vote in person at the applicable Meeting they must complete the enclosed voting instruction form in accordance with their Intermediaries instructions and insert their own name in the space provided. See the information under the heading "Matters Pertaining to Use of Proxies" for further information on how to vote your Existing Notes, Preference Shares or Common Shares.

At the Noteholders' Meeting, each Noteholder as of the Record Date will have one vote for each US$1.00 of principal amount of Existing Notes held by such Noteholder as of the Record Date.

Each Series A Preference Share and each Series B Preference Share entitled to be voted at the Preference Shareholders' Meeting will entitle the holder thereof as of the Record Date to one vote at the Preference Shareholders' Meeting in respect of the Preference Shareholders' Arrangement Resolution.

Each Common Share entitled to be voted at the Common Shareholders' Meeting will entitle the holder thereof as of the Record Date to one vote at the Common Shareholders' Meeting in respect of the Common Shareholders' Resolutions.

What am I voting on?

If you are a Noteholder, you are voting on the Noteholders' Arrangement Resolution.

If you are a Preference Shareholder, you are voting on the Preference Shareholders' Arrangement Resolution.

If you are a Common Shareholder, you are voting on the Common Shareholders' Issuance Resolution, the Common Shareholders' Recapitalization Resolution, the Common Shareholders' Rights Plan Termination Resolution and the Common Shareholders' Consolidation Resolution.

See "Matters To Be Acted Upon At The Meeting".

How do I vote?

For Registered Common Shareholders

With respect to Common Shares, how you vote depends on whether you are a Registered Common Shareholder or a Non-Registered Common Shareholder.

You are a Registered Common Shareholder if you hold any Common Shares in your own name and the Common Share register maintained by the Transfer Agent shows you as being a Registered Common Shareholder.

If you are a Registered Common Shareholder, you should vote using the GREEN Common Shareholder Proxy Form and one of the following delivery methods:

(a)	delivery by facsimile to 416-595-9593;

(b)	delivery by mail so as to reach or be deposited with TSX Trust Company, at its offices at 200 University Avenue, Suite 300, Toronto, Ontario, Canada, M5H 4H1; or

(c)	electronically (at www.voteproxyonline.com),

prior to 4:00 p.m. (Toronto time) on March 29, 2017, or in the event that the Common Shareholders' Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any reconvened or postponed Common Shareholders' Meeting.

For Noteholders, Series A Holders and Non-Registered Common Shareholders

If you are a Noteholder, Series A Holder or Non-Registered Common Shareholder, you should follow the instructions provided by your Intermediary to vote your Existing Notes, Series A Preference Shares or Common Shares. See the information under the heading "Matters Pertaining to Use of Proxies" for further information on how to vote your Existing Notes, Series A Preference Shares or Common Shares.

For Series B Holders

You should vote using the BLUE Series B Holder Proxy Form and one of the following delivery methods:

(a)	delivery by facsimile to 416-595-9593;

(b)	delivery by mail so as to reach or be deposited TSX Trust Company, at its offices at 200 University Avenue, Suite 300, Toronto, Ontario, Canada, M5H 4H1; or

(c)	electronically (at www.voteproxyonline.com),

prior to 4:00 p.m. (Toronto time) on March 29, 2017, or in the event that the Preference Shareholders' Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any reconvened or postponed Preference Shareholders' Meeting.

Can I make a Cash Election?

Under the Plan of Arrangement, Noteholders (other than Consenting Parties with respect to Existing Notes held by them which are bound by the Support Agreement), may make the Cash Election and irrevocably elect, subject to the terms, conditions and limitations set forth in the Plan of Arrangement, to receive its portion of the Cash Election Amount in lieu of all or a portion of the New Senior Secured Notes and Common Shares such Noteholder would otherwise be entitled to under the terms of the Plan of Arrangement. The Cash Election Amount is equal to 75% of the par value of all Cash Election Notes plus any accrued but unpaid interest thereon to the Anticipated Effective Date.

Unless restricted by the Support Agreement, a Noteholder may make a Cash Election in respect of all or a portion (in increments of US$1,000 face amount and with a minimum denomination of US$1,000) of such Noteholder's Existing Notes. If a Noteholder makes a Cash Election in respect of only a portion of the Noteholder's Existing Notes, such Noteholder will be considered a Cash Electing Holder only in respect of the portion of its Existing Notes for which a Cash Election is made and will receive the New Senior Secured Notes and Common Shares in respect of the portion of its Existing Notes for which the Cash Election is not made.

A Noteholder may vote for or against the Noteholders' Arrangement Resolution and nevertheless be a Cash Electing Holder. Participation in the Cash Election is voluntary and any Noteholder that desires to receive New Senior Secured Notes and Common Shares pursuant to the terms of the Plan of Arrangement should not make a Cash Election. If a Noteholder does not make a Cash Election, or does not comply with the procedures set out herein and in the Plan of Arrangement, including a failure to instruct its Intermediary to make the Cash Election by the Cash Election Deadline, such Noteholder will irrevocably be deemed not to have made a Cash Election and, upon implementation of the Plan of Arrangement, will receive its entitlement to the New Senior Secured Notes and Common Shares.

Noteholders hold their Existing Notes as beneficial owners thereof in an uncertificated book entry only position in CDS through their Intermediary. Accordingly, Cash Electing Holders may not make a Cash Election directly but must instead instruct their Intermediary to make a Cash Election on their behalf electronically through CDSX, CDS' online system.

In order to be effective, a Cash Electing Holder's Intermediary must make Cash Elections prior to the Cash Election Deadline (being 5:00 p.m. (Toronto time) on March 30, 2017, or such other date as the Company and the Requisite Consenting Parties may agree). Cash Electing Holders are cautioned that each Intermediary will have its own internal procedure for making the Cash Election, including the deadline by which they must be instructed to make a Cash Election. Such Intermediary’s deadline may be in advance of the Cash Election Deadline. Cash Electing Holders are encouraged to immediately contact their Intermediary to inquire about its procedures for making a Cash Election. Cash Electing Holders should carefully follow the instructions, and adhere to the deadlines, provided to them by the Intermediary that is holding their Existing Notes.

See "Cash Election".

What if amendments are made to these matters or if other business matters are brought before the Meetings?

If you are a Registered Common Shareholder and attend the Common Shareholders' Meeting in person, you may vote on the business matters as you choose.

If you have completed and returned a Proxy Form or VIF, the persons named in the Proxy Form or VIF will have discretionary authority to vote on amendments or variations to the business matters identified in the Notice of Meeting of Noteholders, the Notice of Special Meeting of Series A Holders and Series B Holders and the Notice of Special Meeting of Common Shareholders, as applicable, and on other matters that may properly come before the applicable Meeting and any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the applicable Meeting is routine and whether or not the amendment, variation or other matter that comes before the applicable Meeting is contested. As of the date of this Circular, management of the Company is not aware of any amendments, variations or additional matters to come before the Meetings. See "Other Business".

What approvals are required to be given by the Company's securityholders at each of the Meetings?

At the Noteholders' Meeting, Noteholders will be asked to consider and, if thought advisable, approve the Noteholders' Arrangement Resolution. Subject to any Order, the requisite approval for the Noteholders' Arrangement Resolution is at least 66⅔% of the votes cast on the Noteholders' Arrangement Resolution by Noteholders present in person or represented by proxy at the Noteholders’ Meeting with each Noteholder as of the Record Date having one vote for each US$1.00 of principal amount of Existing Notes held by such Noteholder as of the Record Date. The form of the Noteholders' Arrangement Resolution is set out at Appendix A to this Circular.

At the Preference Shareholders' Meeting, Series A Holders and Series B Holders will be asked to consider and, if thought advisable, approve the Preference Shareholders' Arrangement Resolution. Subject to any Order, the requisite approval for the Preference Shareholders' Arrangement Resolution is (i) at least 66⅔% of the votes cast on the Preference Shareholders' Arrangement Resolution by Series A Holders and Series B Holders, voting as a single class, present in person or represented by proxy at the Preference Shareholders' Meeting with each Preference Shareholder as of the Record Date having one vote for each Preference Share held by such Preference Shareholder as of the Record Date and (ii) at least 66⅔% of the votes cast on the Preference Shareholders' Arrangement Resolution by Series B Holders present in person or represented by proxy at the Preference Shareholders' Meeting with each Series B Holder as of the Record Date having one vote for each Series B Preference Share held by such Series B Holder as of the Record Date. The form of the Preference Shareholders' Arrangement Resolution is set out at Appendix B to this Circular.

At the Common Shareholders' Meeting, Common Shareholders will be asked to consider and, if thought advisable, approve the Common Shareholders' Issuance Resolution, the Common Shareholders' Recapitalization Resolution, the Common Shareholders' Rights Plan Termination Resolution and the Common Shareholders' Consolidation Resolution. The rules of the TSX and applicable Canadian securities laws, as the case may be, and not applicable corporate law, require Common Shareholder approval of the Common Shareholders' Issuance Resolution and Common Shareholders' Recapitalization Resolution. The requisite approval for the Common Shareholders' Issuance Resolution is a simple majority of the votes cast on the Common Shareholders' Issuance Resolution by Common Shareholders present in person or represented by proxy at the Common Shareholders' Meeting, excluding Common Shareholders who are not Disinterested Shareholders, in accordance with the rules of the TSX. The requisite approval for the Common Shareholders' Recapitalization Resolution is a simple majority of the votes cast on the Common Shareholders' Recapitalization Resolution by Common Shareholders present in person or by proxy at the Common Shareholders' Meeting, excluding, in accordance with the requirements of MI 61-101, Common Shareholders that are "interested parties", "related parties" of any interested parties and "joint actors" of the foregoing (as such terms are defined in MI 61-101) in addition, in accordance with the rules of the TSX, Common Shareholders who are not Disinterested Shareholders will also be excluded from the vote. The requisite approval for the Common Shareholders' Rights Plan Termination Resolution is a simple majority of the votes cast on the Common Shareholders' Rights Plan Termination Resolution by Common Shareholders, other than Common Shareholders who may be considered to be not Independent Shareholders (as such term is defined in the Shareholders' Rights Plan) present in person or represented by proxy at the Common Shareholders' Meeting. The requisite approval for the Common Shareholders' Consolidation Resolution is at least 66⅔% of the votes cast on the Common Shareholders' Consolidation Resolution by Common Shareholders as determined based on the number of Common Shareholders present in person or represented by proxy at the Common Shareholders' Meeting. In each case, each Common Shareholder as of the Record Date eligible to vote on such matter shall have one vote for each Common Share held by such Common Shareholder as of the Record Date. The form of each of the Common Shareholders' Resolutions are set out at Appendix C to this Circular.

See "Matters To Be Acted Upon At The Meeting".

Am I entitled to Dissent Rights?

Pursuant to the Interim Order, only registered Series A Holders are entitled to Dissent Rights but only if they follow the procedures specified in the CBCA, as modified by the Plan of Arrangement and the Interim Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. See "Dissent Rights".

What are the conditions to the completion of the Arrangement?

The Arrangement will be subject to the following conditions, among others: (i) the Court shall have granted the Final Order, the operation and effect of which shall not have been stayed, reversed or amended, and in the event of an appeal or application for leave to appeal, final determination shall have been made by the applicable appellate court; (ii) no Applicable Law shall have been passed and become effective, the effect of which makes the consummation of the Arrangement illegal or otherwise prohibited; (iii) all necessary judicial consents and any necessary or desirable third party consents, if any, to deliver and implement all matters related to the Arrangement shall have been obtained; (iv) all documents necessary to give effect to all material provisions of the Arrangement (including the New Senior Secured Notes Indenture, the Exchange Agreements and the Assignment and Assumption Agreement) and all documents related thereto shall have been executed and/or delivered by all relevant Persons in form and substance satisfactory to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement and deposited in escrow pending the Effective Time; (v) the Dore Loan Amendment shall become effective prior to, or concurrently with, the implementation of the Arrangement on the Effective Date; (vi) all required stakeholder, regulatory and Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Company and the Requisite Consenting Parties, acting reasonably and in good faith, including the approval of the Arrangement by Noteholders, and approval by the Common Shareholders of the Common Shareholders’ Issuance Resolution, Common Shareholders’ Recapitalization Resolution and Common Shareholders’ Rights Plan Termination Resolution; (vii) all material filings required to be made and any material regulatory consents or approvals required to be obtained in connection with the Arrangement before the Effective Time shall have been made or obtained; (viii) all conditions to implementation of the Recapitalization as set out in the Support Agreement shall have been satisfied or waived in accordance with their terms and the Support Agreement shall not have been terminated; (ix) the issuance of the New Senior Secured Notes and Common Shares, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees shall be exempt from registration under the US Securities Act pursuant to the provisions of Section 3(a)(10) of the US Securities Act and (x) the SEC shall have declared effective the Form T-3 to qualify the New Senior Secured Notes Indenture under the U.S. Trust Indenture Act, as contemplated in Section 5.4 of the Plan of Arrangement, subject to waiver in certain circumstances.

See "Conditions To The Arrangement".

If the Arrangement is completed, what will I receive?

Noteholders

Under the terms of the Arrangement, Existing Notes shall be exchanged for (i) New Senior Secured Notes (together with the related Note Guarantees) having the same aggregate principal amount and (ii) 575.11449 Common Shares per US$1,000 principal amount of the New Senior Secured Notes unless the Cash Election is validly exercised. Non-Consenting Parties who validly make a Cash Election, in lieu of receiving New Senior Secured Notes and Common Shares, will exchange all or any portion of their Existing Notes in respect of which the Support Agreement does not apply for cash consideration equal to 75% of the par value of such Existing Notes plus any accrued but unpaid interest thereon up to the Anticipated Effective Date. As of the Anticipated Effective Date, the Company will pay all unpaid interest (accrued to and including the Anticipated Effective Date) on the Existing Notes to the Noteholders (including RFW in respect of the Cash Election Notes) who did not make a Cash Election.

Series A Holders

Under the terms of the Arrangement, in exchange for their Series A Preference Shares, Series A Holders in their capacity as such will receive Common Shares based on the applicable Mezzanine Exchange Ratio.

Series B Holder

Under the terms of the Arrangement, no Common Shares shall be issued on account of the Series B Preference Shares, which shall be transferred to Banro for no consideration and cancelled.

No fractional Common Shares will be issued under the Arrangement and any fractional Common Shares that would otherwise be issuable will be rounded down to the nearest whole number with no consideration paid for fractional shares.

Assuming the Recapitalization was implemented on April 14, 2017, the holders of Affected Instruments would be entitled to the following consideration:

Affected Instruments	Holdings	Approximate Entitlement under the Recapitalization
Existing Notes	Per US$1,000 face amount	US$1,000 face amount of New Senior Secured Notes (together with the related Note Guarantees) and 575.11449 Common Shares (or, if a Cash Election is made, US$750)
Exchangeable Preferred Shares	Per 1 Exchangeable Preferred Share, including any relevant accrued and unpaid dividends	9,535.89940 Common Shares
Series A Preference Shares	Per 1 Series A Preference Share, including any relevant accrued and unpaid dividends	209.85805 Common Shares
Series B Preference Shares	Per 1 Series B Preference Share	Nil
Barbados Preferred Shares	Per 1 Barbados Preferred Share	193.15438 Common Shares
Term Loan Claims	Per US$1,000 Face Amount	US$1,000 face amount of New Senior Secured Notes (together with the related Note Guarantees) and 575.11449 Common Shares

If the Effective Date does not occur on April 14, 2017, as assumed above, the consideration provided to holders of the Exchangeable Preferred Shares, Series A Preference Shares and Barbados Preferred Shares will differ from that set out above as a result of the further accrual of dividends.

See "Description of the Recapitalization – Description of the Recapitalization".

Common Shareholders

The Common Shares held by Common Shareholders will not be exchanged or converted under the terms of the Arrangement. However, if the Common Shareholders’ Consolidation Resolution is approved at the Common Shareholders' Meeting, the Common Shares may be consolidated at a ratio of ten (10), or such lesser number as is determined by the Board, to one (1). It is expected that the Consolidation will occur, if at all, shortly following the Effective Date (and in any event within one year of the Effective Date). Accordingly, subject to rounding down as described in the next sentence, each Common Shareholder will receive 1 Common Share following the Arrangement for every 10 Common Shares held immediately prior to the implementation of the Arrangement. No fractional Common Shares shall be issued pursuant to the Consolidation. In the event that the Consolidation would result in a holder of Common Shares being entitled to a fractional Common Share, then such fractional Common Share shall be rounded down to the next whole number of Common Shares. In calculating such fractional interest, all Common Shares registered in the name of a holder of Common Shares or an Intermediary shall be aggregated. In order for Registered Common Shareholders to receive their post-Consolidation Common Shares, they will need to complete and return the enclosed Letter of Transmittal. Non-Registered Common Shareholders do not need to complete a Letter of Transmittal as their Common Shares will be consolidated through the facilities of CDS without any action on their part. See “Consolidation”.

What will happen if the Noteholders' Arrangement Resolution, Preference Shareholders' Arrangement Resolution, or the Common Shareholders' Resolutions are not approved?

If any of the Noteholders' Arrangement Resolution, the Preference Shareholders' Arrangement Resolution, the Common Shareholders' Issuance Resolution, the Common Shareholders' Recapitalization Resolution or the Common Shareholders' Rights Plan Termination Resolution is not approved, it is intended that the Arrangement will not proceed. If this happens, the Company reserves the right to seek creditor protection and may enter into insolvency proceedings. The Arrangement may proceed if the Common Shareholders' Consolidation Resolution is not approved. See "Risk Factors – Risk Factors Relating to Non-Implementation of the Recapitalization".

The Arrangement is not subject to the Common Shareholders' Consolidation Resolution being approved and may proceed even if such resolution is not approved.

What if I have other questions?

If you have any questions regarding the Meetings, please contact:

(a)	for questions regarding completion of a Proxy Form or Letter of Transmittal:

TSX Trust Company
1-866-393-4891 (North American toll free) 416-342-1091 (outside North America)

(b)	for all other questions regarding the Arrangement and the Meetings:

proxy advisor, information agent and Depositary:

Kingsdale Advisors 1-866-851-3214 (toll free) 416-867-2272 (outside North America) contactus@kingsdaleadvisors.com

MATTERS TO BE ACTED UPON AT THE MEETING

At the Noteholders' Meeting, Noteholders will be asked to consider and, if thought advisable, approve the Noteholders' Arrangement Resolution. Subject to any order of the Court, the requisite approval for the Noteholders' Arrangement Resolution is at least 66⅔% of the votes cast on the Noteholders' Arrangement Resolution by Noteholders present in person or represented by proxy at the Noteholders’ Meeting with each Noteholder as of the Record Date having one vote for each US$1.00 of principal amount of Existing Notes held by such Noteholder as of the Record Date. The form of the Noteholders' Arrangement Resolution is set out at Appendix A to this Circular.

At the Preference Shareholders' Meeting, Preference Shareholders will be asked to consider and, if thought advisable, approve the Preference Shareholders' Arrangement Resolution. Subject to any order of the Court, the requisite approval for the Preference Shareholders' Arrangement Resolution is (i) at least 66⅔% of the votes cast on the Preference Shareholders' Arrangement Resolution by Series A Holders and Series B Holders, voting as a single class, present in person or represented by proxy at the Preference Shareholders' Meeting with each Preference Shareholder as of the Record Date having one vote for each Preference Share held by such Preference Shareholder as of the Record Date and (ii) at least 66⅔% of the votes cast on the Preference Shareholders' Arrangement Resolution by Series B Holders present in person or represented by proxy at the Preference Shareholders' Meeting with each Series B Holder as of the Record Date having one vote for each Series B Preference Share held by such Series B Holder as of the Record Date. The form of the Preference Shareholders' Arrangement Resolution is set out at Appendix B to this Circular.

At the Common Shareholders' Meeting, Common Shareholders will be asked to consider and, if thought advisable, approve the Common Shareholders' Issuance Resolution, the Common Shareholders' Recapitalization Resolution, the Common Shareholders' Rights Plan Termination Resolution and the Common Shareholders' Consolidation Resolution. The rules of the TSX and applicable Canadian securities laws, as the case may be, and not applicable corporate law require Common Shareholder approval of the Common Shareholders' Issuance Resolution and Common Shareholders' Recapitalization Resolution. The requisite approval for the Common Shareholders' Issuance Resolution is a simple majority of the votes cast on the Common Shareholders' Issuance Resolution by Common Shareholders present in person or represented by proxy at the Common Shareholders' Meeting, excluding Common Shareholders who are not Disinterested Shareholders, in accordance with the rules of the TSX. The requisite approval for the Common Shareholders' Recapitalization Resolution is a simple majority of the votes cast on the Common Shareholders' Recapitalization Resolution by Common Shareholders present in person or by proxy at the Common Shareholders' Meeting, excluding, in accordance with the requirements of MI 61-101, Common Shareholders that are "interested parties", "related parties" of any interested parties and "joint actors" of the foregoing (as such terms are defined in MI 61-101) in addition, in accordance with the rules of the TSX, Common Shareholders that are not Disinterested Shareholders will also be excluded from the vote. The requisite approval for the Common Shareholders' Rights Plan Termination Resolution is a simple majority of the votes cast on the Common Shareholders' Rights Plan Termination Resolution by Common Shareholders, other than Common Shareholders who may be considered to be not Independent Shareholders (as such term is defined in the Shareholders' Rights Plan), present in person or represented by proxy at the Common Shareholders' Meeting. The requisite approval for the Common Shareholders' Consolidation Resolution is at least 66⅔% of the votes cast on the Common Shareholders' Consolidation Resolution by Common Shareholders present in person or represented by proxy at the Common Shareholders' Meeting. Each Common Shareholder as of the Record Date to the extent eligible to vote on a Common Shareholders’ Resolution, shall have one vote for each Common Share held by such Common Shareholder as of the Record Date in respect of such Common Shareholders’ Resolution. The form of each of the Common Shareholders' Issuance Resolution, the Common Shareholders' Recapitalization Resolution, the Common Shareholders' Rights Plan Termination Resolution and the Common Shareholders' Consolidation Resolution is set out at Appendix C to this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, there were 303,482,336 Common Shares outstanding. Each Common Shareholder as of the Record Date is entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Common Shareholders’ Meeting or any adjournment or postponement thereof in respect of which such Common Shareholder is eligible to vote.

As of the date hereof, there were 116,000 Series A Preference Shares and 1,200,000 Series B Preference Shares outstanding, respectively. Each Preference Shareholder is entitled to one vote for each Series A Preference Share or Series B Preference Share held on all matters to be considered and acted upon at the Preference Shareholders’ Meeting or any adjournment or postponement thereof.

To the knowledge of Directors and Officers of the Company, as at the date of this Circular, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Common Shares, Series A Preference Shares or Series B Preference Shares, as the case may be, carrying 10% or more of the voting rights attached to such class of shares, other than as indicated in the table below:

Name	Number of Shares	Percentage of Outstanding of Class
RFW(1)	50,000,000 Common Shares	16.48%
BlackRock	1,200,000 Preference Shares	91.19%

(1) Mr. Jiongjie Lu, a director of the Company, is General Manager of Baiyin International Limited.

DESCRIPTION OF THE RECAPITALIZATION

The following description of the Recapitalization is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of the form of which is attached as Appendix D of this Circular.

If approved, the Recapitalization will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Toronto Time) on the Effective Date, which date is expected to take place as soon as reasonably practicable following the receipt of the Final Order) and will be binding at and after the Effective Time on each of the Banro Group, the Consenting Parties, the Noteholders, the Series A Holders, the Released Parties, the Trustee, the holders of Common Shares, the directors and officers of the Banro Group and all other Persons named or referred to in, or subject to, this Plan of Arrangement

All Noteholder Claims against the Company pursuant to the Existing Notes and the Existing Notes Indenture shall be addressed in accordance with the steps to be implemented pursuant to the Plan of Arrangement, the New Senior Secured Notes Indenture and the schedules or appendices, as applicable, to each of the foregoing, as described below. The following is a summary of certain of the terms of the Plan of Arrangement, the New Senior Secured Notes and the New Senior Secured Notes Indenture. This summary does not purport to be complete. It is expected that the proposed form of the New Senior Secured Notes and the New Senior Secured Notes Indenture will be posted on the Company’s website at www.banro.com on or before March 24, 2017. Any subsequent revisions thereto will be posted on the same website with the final version being filed on SEDAR at www.sedar.com on or promptly following the Effective Date. For a complete description of the terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture, reference should be made to the New Senior Secured Notes Indenture, the final version of which will be filed on SEDAR at www.sedar.com on or promptly following the Effective Date. Although the key terms of the New Senior Secured Notes are settled and are described in this Circular, the New Senior Secured Notes Indenture has not been finalized as of the date of this Circular. A copy of the Plan of Arrangement is attached as Appendix D to this Circular.

Affected Securities and Instruments

The Recapitalization involves the following outstanding securities and instruments of the Banro Group:

(a)

the outstanding senior secured notes, due March 1, 2017, issued pursuant to an indenture dated March 2, 2012, as amended, among the Company, as issuer, Equity, as trustee and collateral agent, and others, in the aggregate principal amount of US$175,000,000, having an interest rate of 10% (the Existing Notes);

(b)	the outstanding Series A Preference Shares, of which 116,000 are outstanding as of the date hereof;

(c)

the outstanding Series B Preference Shares, of which 1,200,000 are outstanding as of the date hereof, together with the outstanding Barbados Preferred Shares, of which 1,200,000 are outstanding as of the date hereof;

(d)

the outstanding Preferred Shares in the capital of NBL, of which 21,533.48 are outstanding as of the date hereof, and the outstanding Preferred Shares in the capital of TBL, of which 21,533.48 are outstanding as of the date hereof (collectively, the Exchangeable Preferred Shares);

(e)

a term loan, due March 1, 2017, pursuant to a term loan facility agreement dated December 31, 2015 among Namoya, as borrower, the Company and certain of its subsidiaries, as guarantors, and certain funds under management by Gramercy and RFW, as lenders, in the principal amount of US$22,500,000 (the Term Loan); and

(f)

a loan, 50% of which is due on each of July 15, 2018 and September 1, 2018, pursuant to a letter agreement dated July 15, 2016 among Twangiza, as borrower, and RFW, as lender, in the principal amount of US$10,000,000 (the Dore Loan).

Description of the Recapitalization

The Recapitalization will be implemented pursuant to the Plan of Arrangement. The key terms of the Recapitalization are set out below. The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement.

No fractional Common Shares will be issued under the Arrangement and any fractional Common Shares that would otherwise issuable will be rounded down to the nearest whole number with no consideration paid for fractional shares.

Exchange of Existing Notes

Consenting Parties represent approximately 78% of the outstanding principal amount of the Existing Notes. Pursuant to the Plan of Arrangement:

1

(i) Holders of Existing Notes in respect of which the Support Agreement applies and (ii) holders of Existing Notes in respect of which a Cash Election (as discussed below) has not been made shall, in each case be exchanged for (A) New Senior Secured Notes (together with the related Note Guarantees) having the same aggregate principal amount and (B) 575.11449 Common Shares per US$1,000 principal amount of the New Senior Secured Notes.

2

Holders of Existing Notes in respect of which the Support Agreement does not apply may make an election (the Cash Election) pursuant to the Interim Order and the Plan of Arrangement to, in lieu of receiving the New Senior Secured Notes and Common Shares under the Arrangement, exchange all or any portion of their Existing Notes in respect of which the Support Agreement does not apply (the Cash Election Notes) to RFW for purchase for cash consideration equal to 75% of the par value of all Cash Election Notes plus any accrued but unpaid interest thereon up to the Anticipated Effective Date. For further details regarding the Cash Election, please see “Cash Election” below.

3

As of the Effective Date, the Company will pay all unpaid interest (accrued to and including the Anticipated Effective Date) on the Existing Notes to the Noteholders (including RFW in respect of the Cash Election Notes) who have not made a Cash Election.

Exchange of Series A Preference Shares, Series B Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares

Consenting Parties represent 100% of the Series B Preferred Shares, 100% of the Barbados Preferred Shares and 100% of the Exchangeable Preferred Shares. Pursuant to the Plan of Arrangement:

1

In accordance with the terms of the Barbados Preferred Purchase and Sale Agreement, each of Gramercy and RFW shall purchase 300,000 Barbados Preferred Shares from BWM (the Transferred Barbados Preferred Shares), with the result that BWM will retain 600,000 Barbados Preferred Shares (the BlackRock Barbados Preferred Shares);

2

An aggregate of 681,510,672 Mezzanine Instrument Common Shares will be issued to the holders of Series A Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares in exchange for the outstanding Series A Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares. For greater certainty, no Common Shares shall be issued on account of the Series B Preference Shares, which shall be transferred to Banro for no consideration and cancelled;

3

The number of Mezzanine Instrument Common Shares to be issued to the holders of Series A Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares shall be based on the following exchange ratios (the Mezzanine Exchange Ratios):

(a)	the numerator shall be:

(i)	for each outstanding Series A Preference Share, the Series A Preference Value;

(ii)	for each BlackRock Barbados Preferred Share, the BlackRock Barbados Preferred Value;

(iii)	for each Transferred Barbados Preferred Share, the Transferred Barbados Preferred Value;

(iv)	for each outstanding Exchangeable Preferred Share, the Exchangeable Preferred Value; and

(b)

the denominator shall be the sum of (i) the Series A Preference Value for all Series A Preference Shares, (ii) the BlackRock Barbados Preferred Value for all BlackRock Barbados Preferred Shares; (iii) the Transferred Barbados Preferred Value for all Transferred Barbados Preferred Shares; and (iv) the Exchangeable Preferred Value for all Exchangeable Preferred Shares; and

4	In addition to the foregoing, in accordance with the terms of the Gold Linked Exchange Agreement:

(a)	BGB will agree to pay the Barbados Preferred Dividend Payment to BWM;

(b)

BWM will agree to transfer its BlackRock Barbados Preferred Shares and its Series B Preference Shares to the Company in exchange for its pro rata share (based on the Mezzanine Exchange Ratio for the Barbados Preferred Shares) of the Mezzanine Instrument Common Shares;

(c)

each of RFW and Gramercy will agree to transfer its Transferred Barbados Preferred Shares to the Company in exchange for its pro rata share (based on the relevant Mezzanine Exchange Ratio) of the Mezzanine Instrument Common Shares; and

(d)	BWM and BGB will agree to attorn to the jurisdiction of the Court for the purposes of the Plan of Arrangement and the compromises and exchanges effected thereby.

As a result of the foregoing, 50% of all accrued but unpaid dividends on the Barbados Preferred Shares (being the accrued but unpaid dividends on the Barbados Preferred Shares held by BWM) will be paid in cash to BWM (as described in 4(a) above and section 4.3(k) of the Plan of Arrangement). On the transfer of Barbados Preferred Shares by BWM, RFW and Gramercy to the Company, the accrued but unpaid dividend on the Barbados Preferred Shares will be reflected in the pro rata share of Mezzanine Instrument Common Shares to be received by each of BWM, RFW and Gramercy. Pursuant to the Barbados Preferred Purchase and Sale Agreement, such portion of the Mezzanine Instrument Common Shares received by RFW and Gramercy shall be paid and delivered by RFW and Gramercy to BWM, in partial payment of the purchase price for the Transferred Barbados Preferred Shares.

Exchange of Term Loan

Consenting Parties represent 100% of the Term Loan. Pursuant to the Plan of Arrangement and in accordance with the Term Loan Exchange Agreement:

1	Namoya shall pay all unpaid interest (accrued to and including the Anticipated Effective Date) on the Term Loan to Gramercy and RFW; and

2

each of Gramercy and RFW shall transfer their respective interests in the Term Loan to Banro in exchange for (i) New Senior Secured Notes having the same aggregate principal amount and (ii) 575.11449 Common Shares per US$1,000 principal amount of the Term Loan.

Extension of Dore Loan

Consenting Parties represent 100% of the Dore Loan. In connection with the Plan of Arrangement and in accordance with the Dore Loan Amendment, the maturity dates of the Dore Loan shall be extended from July 15, 2018 and September 1, 2018 to February 28, 2020.

Cancellation of Certain Existing Options

Pursuant to the Plan of Arrangement, all options issued by the Company pursuant to its Stock Option Plan with an exercise price equal to or in excess of C$0.80 per share (the Affected Options) will be cancelled for no consideration.

As of February 27, 2017, the Company has 16,756,100 options outstanding, of which 5,283,100 have an exercise price equal to or in excess of C$0.80 per Common Share, and 3,720,300 of the Affected Options are held by Persons not dealing at arm’s length or who are insiders of the Company.

Cancellation of Shareholders’ Rights Plan

Pursuant to the Plan of Arrangement and subject to the Company obtaining the requisite Common Shareholder approval of the Common Shareholders' Rights Plan Termination Resolution at the Common Shareholders' Meeting, the Shareholders’ Rights Plan and any rights issued or issuable pursuant thereto will be terminated and cancelled and be void and of no further force or effect as of the Effective Date and, for greater certainty, the redemption price contemplated therein shall, immediately prior to such termination and cancellation, be amended to be C$0.00.

Payment of Transaction Structure Consideration

Pursuant to the Plan of Arrangement and the terms of the Support Agreement, the Company has agreed to pay, to each Initial Consenting Party, a cash payment in an amount equal to 0.25% of: (i) the aggregate Affected Instrument Value of all Affected Instruments and the value of the Dore Loan held by such Initial Consenting Party immediately prior to the Effective Time, and (ii) in the case of RFW, the principal amount of the Dore Loan (the Transaction Structure Consideration). It is expected that the Transaction Structure Consideration will be approximately US$585,000.

In addition, Namoya has agreed to pay RFW and Gramercy a funding fee equal to 0.50% of the value of the RFW-Gramercy Gold Forward (approximately US$225,000 in the aggregate).

Reconstituted Board

As a step to the Plan of Arrangement, the Board immediately prior to the Effective Time shall be deemed to have resigned and a new Board shall be deemed to have been appointed. The Board effective as of the Effective Date shall be initially comprised of one director acceptable to RFW, one director acceptable to Gramercy, the Chief Executive Officer of Banro and four independent directors acceptable to all of the Requisite Consenting Parties, provided that such composition complies with applicable Laws and any requirements of the TSX and NYSE. See “Banro After the Recapitalization – Board of Directors”.

Interim Loan

On February 7, 2017, Namoya, a subsidiary of the Company, and Gramercy, on behalf of other Term Loan lenders, entered into a new term loan agreement pursuant to which such lenders provided Namoya with a new term loan (the Interim Loan) in the principal amount of US$6,500,000, with an interest rate of 15% per annum and a maturity date of April 15, 2017. The Interim Loan is secured with a senior priority lien ranking pari passu with the Term Loan. The Interim Loan will be exchanged for part of Gramercy's interest in the RFW-Gramercy Gold Forward on closing of the Recapitalization, at which time interest will be payable in cash.

Gold Forward

Pursuant to the terms of the Support Agreement, RFW and certain funds and accounts under management by Gramercy have agreed to purchase a US$45,000,000 secured gold forward (the RFW-Gramercy Gold Forward) from Namoya in accordance with the terms of a gold forward purchase agreement to be entered into in form and substance reasonably acceptable to the Company and the Requisite Consenting Parties (the Gold Forward Purchase Agreement). Specifically, the Gold Forward Purchase Agreement will provide for the prepayment by the purchasers of US$45,000,000 for their purchase of 51,879.96 ounces of gold (equivalent to 1,441.110 ounces for each delivery) from the Namoya mine, with gold deliveries commencing on July 31, 2017 and 35 consecutive calendar monthly deliveries thereafter with deliveries no later than 5 Business Days after each month end.

The Company will be entitled to terminate the RFW-Gramercy Gold Forward early at any delivery date, in whole or in part, with a payment in cash or gold to provide an internal rate of return from the date of initial disbursement of 15%. The terms of the RFW-Gramercy Gold Forward will also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of US$1,100 per ounce for that month.

The proceeds of the RFW-Gramercy Gold Forward are expected to be used for working capital and general corporate purposes, including to fund transaction costs and repay the Interim Loan.

Releases

At the Effective Time, the Released Parties shall be released and discharged from any and all rights and claims of any Person against a Released Party, including without limitation any Noteholder Claim, whether or not any such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, where such right or claim is based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date and that is in any way relating to, arising out of or in connection with (i) the Existing Notes; (ii) the Existing Notes Indenture; (iii) the Series A Preference Shares; (iv) the Series B Preference Shares; (v) the Plan of Arrangement; or (vi) the CBCA Proceedings; provided, however, that nothing in the Plan of Arrangement will release or discharge:

(a)	any Excluded Claim;

(b)

the Company of or from its obligation to Noteholders and holders of Barbados Preferred Shares, Series A Preference Shares and Series B Preference Shares under the Arrangement and the applicable Exchange Agreement, under any Order, or under any document delivered by the Company on the Effective Date pursuant to the Arrangement; or

(c)	a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct.

Effective Date

The target implementation date of the Arrangement is early in the second quarter of 2017, subject to approval of the Noteholders' Arrangement Resolution by the Noteholders at the Noteholders' Meeting, the Preference Shareholders' Arrangement Resolution by the Preference Shareholders at the Preference Shareholders' Meeting and the Common Shareholders' Issuance Resolution, the Common Shareholders' Recapitalization Resolution and the Common Shareholders' Rights Plan Termination Resolution by the Common Shareholders at the Common Shareholders' Meeting, the receipt of the Final Order from the Court and any other regulatory approvals and other conditions described herein. It is expected that the Arrangement will be implemented as soon as reasonably practicable following the receipt of the Final Order. The outside date for the Effective Date under the terms of the Plan of Arrangement is April 14, 2017 (or such other date as the Company and the Requisite Consenting Parties may agree in writing).

Expenses

The Company shall reimburse the Requisite Consenting Parties for all reasonable fees and expenses incurred in connection with the Recapitalization, the Plan of Arrangement and the CBCA Proceedings, including, without limitation, by paying the reasonable fees and expenses of the Requisite Consenting Party Advisors, in each case within seven days of receipt by the Company of an invoice in respect of such fees and expenses.

Pursuant to the Support Agreement, Banro has agreed to pay each Initial Consenting Party a cash payment in an amount equal to 0.25% of the aggregate Affected Instrument Value of all Affected Instruments and the value of the Dore Loan held by such Initial Consenting Party immediately prior to the Effective Time (approximately US$585,000 in the aggregate). Additionally, Banro has agreed to pay RFW and Gramercy a funding fee equal to 0.50% of the value of the RFW-Gramercy Gold Forward (approximately US$225,000 in the aggregate).

The estimated fees, costs and expenses, in addition to the payments referred to in the previous paragraph, which are payable by the Company in connection with the completion of the Recapitalization including, without limitation, filing fees, legal and accounting fees, advisory fees and printing and mailing costs, are anticipated to be approximately US$3,100,000.

CASH ELECTION

General

Under the Plan of Arrangement, a Noteholder (other than a Consenting Party with respect to Existing Notes held by them which are bound by the Support Agreement), may make the Cash Election and irrevocably elect, subject to the terms, conditions and limitations set forth in the Plan of Arrangement, to receive the Cash Amount in lieu of all or a portion of the New Senior Secured Notes and Common Shares such Noteholder would otherwise be entitled to under the terms of the Plan of Arrangement. The Cash Election Amount will be equal to 75% of the par value of all Cash Election Notes plus any accrued but unpaid interest thereon up to the Anticipated Effective Date.

A Noteholder may make a Cash Election in respect of all or a portion (in increments of US$1,000 face amount and with a minimum denomination of US$1,000) of such Noteholder's Existing Notes. If a Noteholder makes a Cash Election in respect of only a portion of the Noteholder's Existing Notes, such Noteholder will be considered a Cash Electing Holder only in respect of the portion of its Existing Notes for which a Cash Election is made and will receive the New Senior Secured Notes and Common Shares in respect of the portion of its Existing Notes for which the Cash Election is not made.

A Noteholder may vote for or against the Noteholders' Arrangement Resolution and nevertheless be a Cash Electing Holder. Participation in the Cash Election is voluntary and any Noteholder that desires to receive New Senior Secured Notes and Common Shares pursuant to the terms of the Plan of Arrangement should not make a Cash Election. If a Noteholder does not make a Cash Election, or does not comply with the procedures set out herein and in the Plan of Arrangement, including a failure to instruct its Intermediary to make the Cash Election by the Cash Election Deadline, such Noteholder will irrevocably be deemed not to have made a Cash Election and, upon implementation of the Plan of Arrangement, will receive its entitlement to the New Senior Secured Notes and Common Shares.

Cash Election Procedure

Noteholders hold their Existing Notes as beneficial owners thereof in an uncertificated book entry only position in CDS through their Intermediary. Accordingly, Cash Electing Holders may not make a Cash Election directly but must instead instruct their Intermediary to make a Cash Election on their behalf electronically through CDSX, CDS' online system.

In order to be effective, a Cash Electing Holder's Intermediary must make a Cash Election prior to the Cash Election Deadline (being 5:00 p.m. (Toronto time) on March 30, 2017, or such other date as the Company and the Requisite Consenting Parties may agree). Cash Electing Holders are cautioned that each Intermediary will have its own internal procedure for making the Cash Election, including the deadline by which such Intermediary must be instructed to make a Cash Election. Such Intermediary’s deadline may be in advance of the Cash Election Deadline. Cash Electing Holders are encouraged to immediately contact their Intermediary to inquire about its procedures for making a Cash Election. Cash Electing Holders should carefully follow the instructions, and adhere to the deadlines, provided to them by the Intermediary that is holding their Existing Notes.

It is anticipated that, shortly following the implementation of the Plan of Arrangement, the portion of the Cash Amount to which each Cash Electing Holder is entitled will be delivered to Intermediaries through the facilities of CDS and the Intermediaries will in turn deliver such Cash Amount to the Cash Electing Holder pursuant to standing instructions and customary practices.

If you are a Noteholder with any questions regarding the Cash Election or other procedures or matters with respect to the Noteholders' Meeting or the Arrangement, you should contact the proxy advisor, information agent and Depositary, Kingsdale Advisors, or the Intermediary that holds your Existing Notes. All questions and correspondence for the proxy advisor and information agent should be directed to Kingsdale Advisors by telephone at 1-866-851-3214 (toll-free within Canada or the United States) or 416-867-2272 (for calls outside Canada and the United States), by email at contactus@kingsdaleadvisors.com, or by mail at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, Canada. Noteholders who hold their securities through Euroclear members are encouraged to call Kingsdale.

Cash Elections Not Revocable

A Cash Election is irrevocable and once made by a Cash Electing Holder in respect of all or a portion of its Existing Notes cannot be withdrawn, rescinded or modified in respect of such Existing Notes.

Moreover, Existing Notes in respect of which a Cash Election is made through CDSX or otherwise will no longer be transferable by the Cash Electing Holder making such election.

Funding of Cash Elections

Pursuant to the Support Agreement and the Plan of Arrangement, the Cash Election Amount will be funded by RFW. Since US$130,153,000 in face value of Existing Notes cannot be exchanged as part of the Cash Election as they are held by Consenting Parties who are bound by the Support Agreement in respect therefor, all Noteholders who are Non-Consenting Parties, and certain Consenting Parties with respect to a portion of their Existing Notes held by them in respect of which they are not bound by the Support Agreement, will be entitled to make the Cash Election in respect of all of their Existing Notes as the face value of such Existing Notes is less than US$50,000,000 in face amount. Under this arrangement Cash Election Notes are deemed to be transferred to RFW for 75% of their face value plus accrued and unpaid interest to the Anticipated Effective Date and then exchanged in accordance with the terms of the Plan of Arrangement, for: (i) New Senior Secured Notes (together with the related Note Guarantees) having the same aggregate principal amount and (ii) 575.11449 Common Shares per US$1,000 principal amount of the New Senior Secured Notes (rounded down without consideration to the nearest whole Common Share).

Under the terms of the Plan of Arrangement, Arrangeco is acting as agent for Banro to manage the Cash Election on Banro’s behalf. The Company and Arrangeco, subject to the consent of the Requisite Consenting Parties, shall be authorized to adopt such additional procedures, not inconsistent with the foregoing, as may be necessary to efficiently administer the Cash Election.

ARRANGEMENT STEPS

Pursuant to the Plan of Arrangement, the following events will occur, or be deemed to have occurred and be taken and effected, commencing at the Effective Time and in the following order in five minute intervals thereafter without any further act or formality required on the part of any Person, except as otherwise provided in the Plan of Arrangement:

(a)

the Shareholders’ Rights Plan and any rights issued or issuable pursuant thereto will be terminated and cancelled and be void and of no further force or effect and, for greater certainty, the redemption price contemplated therein shall, immediately prior to such termination and cancellation, be amended to be C$0.00;

(b)	the Affected Options will be terminated and cancelled for no consideration;

(c)

The Articles of Arrangeco shall be amended such that part 6 thereof is deleted in its entirety and replaced with “The Corporation’s sole business shall be to administer, as agent, the Cash Election under the plan of arrangement of Banro Corporation and the Corporation made pursuant to Section 192 of the Canada Business Corporations Act, and to carry out such other roles as it may be required by such plan of arrangement or any court orders related to such plan of arrangement”;

(d)

The Cash Election Notes are deemed to be transferred from the Cash Electing Holders to RFW for the aggregate Cash Amounts payable to such Cash Electing Holders, and the Depositary shall be deemed instructed to pay the aggregate Cash Amount to or to the order of Arrangeco for administration as agent of the Cash Election Pool in accordance with the Plan of Arrangement;

(e)

Banro shall pay all unpaid interest (accrued to and including the Anticipated Effective Date) on the Existing Notes to the Noteholders as of the Effective Time (including, for greater certainty, RFW in respect of the Cash Election Notes purchased by it in accordance with the Plan of Arrangement);

(f)

the Existing Notes, including for greater certainty the Cash Election Notes, shall be exchanged with the Company for (i) New Senior Secured Notes (together with the related Note Guarantees) in the same principal amount, and (ii) 575.11449 Common Shares per US$1,000 principal amount of the New Senior Secured Notes (rounded down without consideration to the nearest whole Common Share);

(g)

Banro’s obligations under the Existing Notes shall, and shall be deemed to have been, irrevocably and finally extinguished and each Noteholder shall have no further right, title in or to the Existing Notes or its Noteholder Claim;

(h)	on the issuance of the Common Shares referred to in (f) above, Banro shall add one dollar (US$1.00) in the aggregate to the stated capital account it maintains for the Common Shares;

(i)	each holder of a Series A Preference Share shall transfer such Series A Preference Share to Banro in exchange for its Series A Pro Rata Share of the Mezzanine Instrument Common Shares;

(j)

in accordance with the terms of the Exchangeable Preferred Shares Exchange Agreement, each of Gramercy and RFW shall transfer its Exchangeable Preferred Shares to Banro in exchange for its Exchangeable Preferred Pro Rata Share of the Mezzanine Instrument Common Shares;

(k)

in accordance with the terms of the Term Loan Exchange Agreement, Namoya shall pay all unpaid interest (accrued to and including the Anticipated Effective Date) on the Term Loan to the lenders thereunder;

(l)	in accordance with the terms of the Gold Linked Exchange Agreement, BGB shall pay the Barbados Preferred Dividend Payment;

(m)

in accordance with the terms of the Barbados Preferred Purchase and Sale Agreement, each of Gramercy and RFW shall purchase, and be deemed to have purchased, 300,000 Barbados Preferred Shares from BWM;

(n)

in accordance with the terms of the Term Loan Exchange Agreement, Gramercy and RFW shall transfer their respective interests in the Term Loan to Banro in exchange for (i) New Senior Secured Notes (together with the related Note Guarantees) in the same aggregate principal amount, and (ii) 575.11449 (rounded down without consideration to the nearest whole Common Share) Common Shares per US$1,000 principal amount of the New Senior Secured Notes;

(o)

in accordance with the terms of the Gold Linked Exchange Agreement, (i) BWM shall transfer its BlackRock Barbados Preferred Shares to Banro in exchange for its BlackRock Barbados Pro Rata Share of the Mezzanine Instrument Common Shares, and (ii) each of RFW and Gramercy shall transfer its Transferred Barbados Preferred Shares to Banro in exchange for its Transferred Barbados Pro Rata Share of the Mezzanine Instrument Common Shares;

(p)	in accordance with the terms of the Gold Linked Exchange Agreement, the Series B Preference Shares will be transferred to Banro for no consideration and cancelled;

(q)

each Noteholder, each Series A Holder, each Series B Holder, and each holder of Term Loan Claims shall and shall be deemed to irrevocably and finally exchange its Existing Notes, Series A Preference Shares, Series B Preference Shares and/or Term Loan Claims, as the case may be, for the foregoing consideration which shall and shall be deemed to be received in full and final settlement of any Claim whatsoever;

(r)

the obligations of Banro with respect to (i) the Series A Preference Shares and (ii) the Series B Preference Shares shall, and shall be deemed to, have been irrevocably and finally extinguished and each holder of Series A Preference Shares and Series B Preference Shares (other than Banro) shall have no further right, title or interest in or to the Series A Preference Shares or Series B Preference Shares, as the case may be;

(s)

the Existing Notes, the Series A Preference Shares and the Series B Preference Shares will not entitle any holders (other than Banro) to any compensation or participation other than as expressly provided for in the Plan of Arrangement and shall be cancelled and will thereupon be null and void, and the obligations of the Company thereunder or in any way related thereto shall be satisfied and discharged;

(t)

Banro shall pay to each Initial Consenting Party its Transaction Structure Consideration as additional consideration for the Affected Instruments held by them immediately prior to the Effective Time which are exchanged or affected hereby and the Dore Loan Amendment, as applicable;

(u)	Banro shall pay the reasonable fees and expenses of the Advisors and any amounts owing to Equity, as trustee, under the Existing Notes Indenture;

(v)	the Board immediately prior to the Effective Time shall be deemed to have resigned and the New Board shall be deemed to have been appointed;

(w)	the releases referred to in "Description of the Recapitalization – Releases" shall become effective and shall be binding on the Released Parties referred to therein;

(x)	in accordance with the Assignment and Assumption Agreement and the New Senior Secured Notes Indenture, BGB shall assume Banro's obligations under the New Senior Secured Notes Indenture;

(y)	Banro shall deliver the Guarantee; and

(z)	the Amended and Restated Collateral Trust Agreement shall become effective and shall be binding on the parties thereto and all holders of secured liens described therein.

CONDITIONS TO THE ARRANGEMENT

The Arrangement will be subject to the following conditions, among others:

(a)

the Court shall have granted the Final Order, the operation and effect of which shall not have been stayed, reversed or amended, and in the event of an appeal or application for leave to appeal, final determination shall have been made by the applicable appellate court;

(b)	no Applicable Law shall have been passed and become effective, the effect of which makes the consummation of the Arrangement illegal or otherwise prohibited;

(c)	all necessary judicial consents and any necessary or desirable third party consents, if any, to deliver and implement all matters related to the Arrangement shall have been obtained;

(d)

all documents necessary to give effect to all material provisions of the Arrangement (including the New Senior Secured Notes Indenture, the Exchange Agreements and the Assignment and Assumption Agreement) and all documents related thereto shall have been executed and/or delivered by all relevant Persons in form and substance satisfactory to the Company and the Requisite Consenting Parties and deposited in escrow pending the Effective Time;

(e)	the Dore Loan Amendment shall become effective prior to, or concurrently with, the implementation of the Arrangement on the Effective Date;

(f)

all required stakeholder, regulatory, SEC and Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Company and the Requisite Consenting Parties, acting reasonably and in good faith, including the approval of the Arrangement by Noteholders, and any Common Shareholder approvals required with respect to the issuance of the New Senior Secured Notes and Common Shares or in connection with the Arrangement including in respect of the Shareholders’ Rights Plan;

(g)

all material filings required to be made and any material regulatory consents or approvals required to be obtained in connection with the Arrangement before the Effective Time shall have been made or obtained;

(h)

all conditions to implementation of the Recapitalization as set out in the Support Agreement shall have been satisfied or waived in accordance with their terms and the Support Agreement shall not have been terminated;

(i)

the issuance of the New Senior Secured Notes, Common Shares, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees shall be exempt from registration under the US Securities Act pursuant to the provisions of Section 3(a)(10) of the US Securities Act, as contemplated in Section 5.4 of the Plan of Arrangement; and

(j)	The SEC shall have declared effective the Form T-3 to qualify the New Senior Secured Notes Indenture under the U.S. Trust Indenture Act.

The Company with the consent of the Requisite Consenting Parties may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties deem advisable, provided however that the conditions set out in (a) and (b) above cannot be waived.

If the foregoing conditions are not satisfied or waived, as applicable, by April 14, 2017, then unless the Company and the Requisite Consenting Parties agree in writing to extend such period, the Arrangement and the Final Order shall cease to have any further force or effect and will not be binding on any Person.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

The following describes the general background to the Arrangement and the conditions and events that led to the Company’s decision to pursue the Arrangement. Based on the circumstances facing the Company, the Board believes that the Arrangement is in the best interests of the Company and its stakeholders, with the objective of addressing the Company’s capital structure and liquidity needs.

Over the past several years, the Company, along with several of its peers in the gold mining industry, has faced a number of difficulties including operating in an environment of constrained capital availability. During this period, the Company was constructing its Twangiza and Namoya gold mines with commercial production commencing on September 1, 2012 at Twangiza and on January 1, 2016 at Namoya. The price of gold fell from approximately US$1,690 per ounce around September 1, 2012 to approximately US$1,070 per ounce on January 1, 2016, representing a price decline of 37%.

The Company’s gold mines and other properties are located in the DRC, which is a country of vast resources but with a troubled history and challenging political environment. The location of the Company’s properties in the DRC reduces access to capital markets due to geopolitical concerns of certain investors with the country.

In addition to the challenges facing the Company as a result of the gold price decline and DRC political risks, the Company has a significant amount of debt and other financial obligations. As of September 30, 2016, as reflected in the Company’s consolidated statement of financial position filed on SEDAR, the Company had current liabilities of approximately US$353 million (which included the Existing Notes, the Exchangeable Preferred Shares and the Term Loan) and a working capital deficit of approximately US$242 million. Transactions carried out by the Company over the past few years relating to major components of the Company’s current financial obligations are summarized below.

In March 2012, the Company closed a US$175 million debt financing involving the issuance of the Existing Notes and common share purchase warrants of Banro. The proceeds of this financing were to be used for the development of the Namoya project, repayment of an existing credit facility and for general corporate purposes. During March 2012, the gold price per ounce ranged from approximately US$1,615 to US$1,725 per ounce.

In April 2013, the Company closed a C$67.7 million common share issuance and US$32.9 million of preferred share issuances (involving the issuance of the Barbados Preferred Shares and the Preference Shares). The proceeds of these offerings were to be used for development costs of the Namoya project, general expenses and for working capital purposes. During April 2013, the gold price per ounce ranged from approximately US$1,320 to US$1,590 per ounce.

In February 2014, the Company closed a US$40 million preferred share issuance with investment funds managed by Gramercy (this involved the issuance of the Exchangeable Preferred Shares). The proceeds of this financing were to be used to address near-term liquidity constraints that Banro was experiencing during the completion of the Twangiza mine expansion project and the development of the Namoya mine.

During February 2014, the gold price per ounce ranged from approximately US$1,240 to US$1,345 per ounce.

In August 2014, the Company closed a US$35.5 million liquidity backstop facility with investment funds managed by Gramercy. The proceeds of this financing were to be used for the repayment of certain DRC bank loans, to pay the then upcoming interest payment due on the Existing Notes, for funding the short-term capital program to acquire an agglomeration plant at Namoya, to reduce accounts payable, and for general working capital purposes.

In November 2014, the Company announced that it had signed an agreement with Gold Holding Ltd. (Gold Holding) for a US$41 million gold forward sale transaction relating to the Twangiza mine.

In February 2015, the Company closed a US$20 million gold forward sale transaction related to the Twangiza mine. At the same time, the Company announced that its gold forward sale transaction with Gold Holding had been terminated due to non-performance on the part of Gold Holding. In April 2015, the Company closed an additional US$20 million gold forward sale transaction related to the Twangiza mine and a US$50 million gold streaming transaction related to the Namoya mine. These forward sale and stream transactions were with investment funds managed by Gramercy. The proceeds from these financings were to be used to pay interest on the Existing Notes, repay the liquidity backstop facility referred to above, repay certain DRC bank debt, pay accrued dividends on the Barbados Preferred Shares, reduce account payable balances, pay transaction costs, fund ongoing capital requirements and other general corporate purposes including the purchase of equipment and material to bring Namoya into commercial production and for additional drilling at Namoya. During March and April 2015, the gold price per ounce ranged from approximately US$1,145 to US$1,225 per ounce.

In September 2015, the Company announced a US$9 million loan facility with a DRC bank and a US$7 million gold forward sale transaction (subsequently increased to US$10.48 million) with investment funds managed by Gramercy.

On February 16, 2016, the Company closed a US$67.5 million gold streaming transaction related to the Twangiza mine. RFW Banro Investments Limited (RFW Banro) is the purchaser under this stream. The proceeds from this financing were to be used to increase crushing capacity at Twangiza, repay certain DRC bank debt, pay certain major project suppliers, defease the remaining interest payments on the Existing Notes and for general corporate and working capital purposes. During February 2016, the gold price per ounce ranged from approximately US$1,115 to US$1,255 per ounce.

On February 26, 2016, the Company closed a US$8.8 million common share issuance to RFW Banro and the US$22.5 million Term Loan (RFW Banro and investment funds managed by Gramercy were the lenders under the Term Loan). The proceeds from these financings were to be used to repay the Twangiza gold forwards closed in February 2015 referred to above and for general corporate purposes.

In July 2016, the Company announced the US$10 million Dore Loan with Baiyin International Investment Ltd., an affiliate of RFW Banro.

Having regard to the upcoming maturities of the Existing Notes (due March 1, 2017) and Exchangeable Preferred Shares (due June 1, 2017) and the Company’s liquidity issues (as at September 30, 2016 the Company had unrestricted cash of approximately US$9.5 million), Banro, after a thorough selection process, engaged an investment bank to assist in raising new capital and improving the capital structure of Banro.

In October 2016, with the assistance of this investment bank, the Company chose to move ahead with a plan to raise US$225 million via the issuance of new secured notes which it would then use to repay the Existing Notes and Exchangeable Preferred Shares. However, at the same time, an ongoing political impasse in the DRC continued and certain violent protests that resulted in fatalities were reported in the western media. The President of the DRC was reaching the end of his constitutionally-mandated term and indicated that he was not planning to step down. Given the DRC’s recent history of civil war, its high levels of poverty, and its track record of violent conflict between political factions, the possibility that he would continue to hold onto power was viewed as a serious risk that conflict in the DRC might recommence.

In late 2016, the President officially delayed the next election to April 2018. Around the same time, the investment bank engaged by the Company informed the Company that raising sufficient new capital to execute the proposed financing would be a challenge. This was not the first time the Company had faced this situation. In 2014, the Company had engaged another investment bank to assist in raising new capital and improving the capital structure of Banro, and this investment bank was unable to identify any parties interested in providing financing for the Company.

Given the circumstances in which the Company found itself (lack of third party financing, heightened DRC potential risks, large upcoming financial obligations and liquidity issues), the Company began to advance discussions with certain of its largest stakeholders to explore potential restructuring solutions and determine which option would be the most acceptable to all stakeholders while meeting the Company’s capital and liquidity requirements. The stakeholders who were a part of this process included Gramercy, RFW and BlackRock.

In December 2016, the Company established a special committee of the Board (the Special Committee), comprised of directors independent of the Recapitalization. The Special Committee included all Directors other than Mr. Jiongjie Lu who is General Manager of Baiyin International Investment Limited. The mandate of the Special Committee was to assess, discuss, consider and review the terms of the potential recapitalization transactions or any related element thereof and to make recommendations to the Board thereon.

Following extensive negotiations with stakeholders between November 2016 and January 2017, Banro and its advisors have determined that the Recapitalization, by providing a comprehensive recapitalization transaction involving, as applicable, the consolidation, simplification, refinancing, equitization and/or extension of its most significant financial obligations, together with the raising of fresh funds for working capital, represents the best available solution to address Banro’s liquidity issues and balance the interests of all of its stakeholders.

In January 2017, PwC was engaged by Banro, at the direction of the Special Committee, to provide fairness opinions in respect of the proposed Recapitalization transactions. On the recommendation of the Special Committee and taking into account the fairness opinions of PwC, the Board approved the proposed Recapitalization transactions and approved the entering into by the Company of the Support Agreement. The Support Agreement was executed on January 31, 2017.

In February 2017, Banro, with its advisors and the Consenting Parties, continued to prepare the definitive documents required to implement the Plan of Arrangement.

On February 22, 2017 the Court made the Interim Order.

The Fairness Opinions

The Board, at the direction of the Special Committee of the Board, has commissioned Fairness Opinions from PwC dated February 17, 2017. PwC, confirmed in writing, that as of January 25, 2017, based upon and subject to the assumptions, limitations and other matters set forth in the Fairness Opinions, in the opinion of PwC, (i) the Arrangement is fair, from a financial point of view, to each of Banro, the Common Shareholders, the Series A Holders and the Noteholders and (ii) holders of, each as a class, the Series A Preference Shares, Existing Notes and Common Shares would be in a better financial position under the Arrangement than if the Company were liquidated.

The full text of the Fairness Opinions is attached as Appendix H to this Circular and securityholders should read the Fairness Opinions carefully and in their entirety. The Fairness Opinions describe the scope of the review undertaken by PwC, the assumptions made by PwC, the limitation on the use of the Fairness Opinions and the basis of PwC’s analyses for the purposes of the Fairness Opinions, among other matters. The summary of the Fairness Opinions set forth in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinions. PwC has provided its written consent to the inclusion of the Fairness Opinions in this Circular. The Fairness Opinions state that they may not be used, or relied upon, by any person other than the Board and the Special Committee of the Board.

PwC has acted as advisor to the Company for the purpose of providing the Fairness Opinions. Under the terms of its engagement agreement with the Company, PwC is to receive a fee is connection with the Fairness Opinions and the fee payable to PwC is not contingent, in whole or in part, on the completion of the Recapitalization, or on the conclusions reached in the Fairness Opinions. In addition, PwC is to be reimbursed for reasonable costs and expenses and the Company has agreed to indemnify PwC against certain liabilities arising in connection with the Fairness Opinions.

While PwC has advised that there are no independence requirements governing fairness opinions, PwC is independent of Banro for the purposes of providing the Fairness Opinions. PwC is not the current auditor of Banro, it is not an associated or affiliated entity or issuer insider of Banro and it has no material ownership position in Banro.

Reasons for the Arrangement

Based on the foregoing, the Board believes that the Arrangement is in the best interests of the Company and its stakeholders. It is expected that the Recapitalization will provide stability for all of the Company's stakeholders and mitigate risks associated with upcoming debt maturities as it will result in an improved balance sheet and position Banro to improve working capital, continue optimizing the current operations and advance the development projects, all of which are expected to contribute substantially to the long term value of the Company.

Accordingly, the Board unanimously recommend that (i) Noteholders VOTE FOR the Noteholders' Arrangement Resolution; (ii) Preference Shareholders VOTE FOR the Preference Shareholders' Arrangement Resolution; and (iii) Common Shareholders VOTE FOR the Common Shareholders' Share Issuance Resolution, the Common Shareholders' Recapitalization Resolution and the Common Shareholders' Rights Plan Termination Resolution.

In arriving at these recommendations the Board considered, among other things:

•

Multiple Votes: To be effective, the Arrangement must be supported by votes of a two- thirds majority of the Noteholders in value and a two-thirds majority of Preference Shareholders in number of Preference Shares in each case as present in person or represented by proxy at their respective Meetings. In accordance with the rules of the TSX, the Common Shareholders' Recapitalization Resolution and Common Shareholders’ Issuance Resolution require approval of a majority of Common Shareholders in number of Common Shares as present in person or represented by proxy at the Common Shareholder Meetings which majority approval excludes Common Shareholders who are not Disinterested Shareholders. In addition, the majority required to approve the Common Shareholders' Recapitalization Resolution additionally excludes those Persons required to be excluded under MI 61-101. See "Matters to be acted Upon at the Meeting".

•

Court Approval: The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to various securityholders. The Court will make such a determination after hearing from all interested persons who choose to appear before it.

•

Improve Liquidity: Under the Recapitalization, (i) principal repayment obligations under the Dore Loan will be amended and deferred to extend the maturity dates of the Dore Loan from July 15, 2018 and September 1, 2018 to February 28, 2020, (ii) the effective maturity date of certain of the Company's other debt will be extended through the exchange of the Existing Notes and Term Loan each due in March 2017 for the New Senior Secured Notes due in March 2021, and (iii) the Company will generate US$45,000,000 through the sale of the RFW-Gramercy Gold Forward. These factors will enable the Company to improve its liquidity by increasing its working capital and extending out its obligations to repay principal.

•

Going Concern: The Arrangement gives the Company the opportunity to continue as a going concern, and gives the Company's creditors the opportunity to maximize recovery on their claims and the Common Shareholders and Preference Shareholders the opportunity to maximize their value. The Company's trade creditors will be unaffected by the Arrangement.

•

Business Uncertainties: The upcoming maturities of the Existing Notes and Term Loan, the impact of the significant decline in gold prices, the difficulties and challenges faced in financing the Company and the short and long-term expectations regarding the Company's cash flow and operating performance require that a recapitalization be implemented as quickly as possible. Failing to implement a transaction such as the Recapitalization could result in the Company not having sufficient cash flow to meet its obligations in the near to medium term which could, in the future, result in a liquidation. A liquidation may place the stakeholders in a worse position than proceeding with the Recapitalization.

•

Capital Markets Risk: The results of an assessment of the current and anticipated future state of the credit, debt and equity markets that could be available to the Company given its present leverage and the location of its mines in the DRC, indicate that, absent the Recapitalization, the Company may not, in a reasonable time or on satisfactory terms, if at all, obtain funding it requires to finance its existing business and operations and future opportunities.

•

Fair and Reasonable: The Arrangement is fair and reasonable in the circumstances and, including by virtue of its consensual nature, will produce a more favourable result for all stakeholders than a liquidation which could result if a recapitalization transaction is not implemented. The Fairness Opinions provided by PwC states that, based upon and subject to the limitations and assumptions set forth therein, as of January 25, 2017, (i) the Arrangement is, in their opinion fair, from a financial point of view, to each of Banro, the Common Shareholders, the Series A Holders and the Noteholders and (ii) holders of, each as a class, the Common Shares, the Series A Preference Shares and the Existing Notes would be in a better financial position under the Arrangement than if the Company were liquidated.

•

Returns to Stakeholders: Existing Common Shareholders would likely receive no return in a liquidation. Moreover, the consideration to be received by holders of Existing Notes (other than Consenting Parties with respect to Existing Notes held by them which are bound by the Support Agreement) is, at their option, payable in cash, which provides Cash Electing Holders with liquidity and certainty of value.

•

Dissent Rights: The Interim Order expressly provides registered Series A Holders with Dissent Rights in respect of the Preference Shareholders' Arrangement Resolution such that, if they oppose the Arrangement they may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Series A Preference Shares as determined by a court.

•

Arm's Length Negotiations: The terms and conditions of the Plan of Arrangement, as well as the Support Agreement and other definitive documents, are the result of a focused negotiation process that was undertaken at arm's length between certain of the Initial Consenting Parties and the Company, with the engagement of their respective advisors. The negotiations included oversight and participation of advisors. The Company believes that such negotiations resulted in the most economically viable recapitalization proposal.

The information and factors described above and considered by the Board in reaching their determinations and making their recommendations are not intended to be exhaustive but do include the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Board may have given different weight to different factors. Each member of the Board has made his recommendations based upon the totality of the information.

THE SUPPORT AGREEMENT

On January 31, 2017, the Company entered into the Support Agreement with the Initial Consenting Parties, who currently hold approximately 78% of the outstanding principal amount of the Existing Notes, approximately 91% of the outstanding Preference Shares and approximately 25% of the Common Shares.

Pursuant to the Support Agreement, and subject to the terms and conditions thereof, each Consenting Party agreed to submit its respective proxies for the Noteholders' Meeting, the Preference Shareholders' Meeting and the Common Shareholders' Meeting in a timely manner, voting all of its Notes, Preference Shares and Common Shares, as applicable, in favour of the Recapitalization and the Plan of Arrangement and any resolutions or actions required in furtherance thereof (including, without limitation, the Noteholders’ Arrangement Resolution, the Preference Shareholders’ Arrangement Resolution, the Common Shareholders’ Recapitalization Resolution, the Common Shareholders’ Issuance Resolution and the Common Shareholders' Rights Plan Termination Resolution). Each Consenting Party also agreed not to, directly or indirectly, sell, assign, lend, pledge, hypothecate, or relinquish or restrict the Consenting Party's right to vote any of its Relevant Securities, or enter into any agreement, arrangement or understanding in connection therewith, except that: (i) the Consenting Party may transfer some or all of its Relevant Securities to (A) any other fund managed by the Consenting Party for which the Consenting Party has sole voting and investment discretion, including sole discretionary authority to manage or administer funds and continues to exercise sole investment and voting authority with respect to the transferred Relevant Securities, (B) any other Consenting Party, or (C) any other Person provided such Person agrees to be bound by the terms of the Support Agreement with respect to the transferred Relevant Securities that is subject to such transfer and any other Relevant Securities held by it and, contemporaneously with the transfer, delivers an executed consent agreement in the form attached to the Support Agreement, and (ii) BWM shall be permitted to exchange with Banro its Barbados Preferred Shares (together with the associated Series B Preference Shares) for Series A Preference Shares.

In addition, among other things, the Consenting Parties agreed to consent to a stay of any existing and potential defaults under the Affected Instruments, and to not support any other holder of the Affected Instruments in taking any enforcement action in respect of the Affected Instruments.

If for any reason the Arrangement is not implemented, including if the requisite votes or approvals are not obtained, the Support Agreement contemplates the possibility of the Company commencing, with the consent of the Requisite Consenting Parties, an application under the CCAA for the purposes of implementing the Recapitalization, as the terms of which may be modified in accordance with the Support Agreement.

Conditions Precedent to the Consenting Parties' Support Obligations

Pursuant to the terms of the Support Agreement, the obligation of the Consenting Parties to vote in favour of the Recapitalization and the Plan of Arrangement pursuant to the Support Agreement shall be subject to the satisfaction of the following conditions, among others, prior to the Voting Deadline, each of which, if not satisfied prior to the Voting Deadline, can only be waived by the Requisite Consenting Parties:

1	the Company shall have obtained the Fairness Opinions;

2

all materials contemplated by the Support Agreement to be prepared shall contain terms and conditions consistent in all respects with the Support Agreement, the Plan of Arrangement and the term sheets attached to the Support Agreement and shall otherwise be reasonably acceptable to the Requisite Consenting Parties;

3

the representations and warranties of the Banro Group set forth in the Support Agreement shall continue to be true and correct in all material respects (except to the extent such representations and warranties are by their terms given as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such date) except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by the Support Agreement; and

4	there shall not exist or have occurred any Material Adverse Change.

Conditions Precedent to the Recapitalization

The Support Agreement stipulates that the following conditions, among others, must be satisfied prior to the implementation of the Recapitalization:

1	all materials contemplated by the Support Agreement to be prepared shall be acceptable to the Requisite Consenting Parties and the Company, acting reasonably;

2	the Implementation Date shall be on or prior to April 14, 2017;

3	the Plan of Arrangement shall have been approved by the Noteholders, Preference Shareholders and the Common Shareholders as and to the extent required by the Court or otherwise;

4

the Plan of Arrangement shall have been approved by the Court and the Final Order shall have been obtained and shall not have been set aside or modified in a manner unacceptable to Consenting Parties or the Company, acting reasonably, on appeal or otherwise;

5

all required stakeholder, regulatory, Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Requisite Consenting Parties and the Company, each acting reasonably, and copies of any and all such approvals, consents and/or waivers shall have been provided to the Requisite Consenting Party Advisors;

6

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or inhibit), the Recapitalization or any part thereof or requires or purports to require a variation of the Recapitalization;

7

the RFW-Gramercy Gold Forward shall be funded prior to, or concurrently with, the implementation of the Plan of Arrangement on the Effective Date, a portion of which may be satisfied by the exchange of the Interim Loan;

8	the Dore Loan Amendment shall become effective prior to, or concurrently with, the implementation of the Plan of Arrangement on the Effective Date;

9

the issuance pursuant to the Plan of Arrangement of the New Senior Secured Notes and the Common Shares shall be exempt from registration under the US Securities Act pursuant to the provisions of Section 3(a)(10), or another applicable exemption under the US Securities Act and applicable state securities laws if the exemption set forth in Section 3(a)(10) is otherwise not available;

10	the Shareholders’ Rights Plan and any rights issued pursuant thereto shall be terminated, cancelled or expired and be void and of no further force or effect;

11	Common Shares issuable to holders of Affected Instruments shall be approved for listing on the TSX and the NYSE;

12

the Board effective as of the Implementation Date shall be initially comprised of one director acceptable to RFW, one director acceptable to Gramercy, the Chief Executive Officer of Banro and four independent directors acceptable to all of the Requisite Consenting Parties, provided that such composition complies with Applicable Laws and any requirements of the TSX and NYSE;

13

any change of control provisions contained in any Contracts that may be triggered as a result of or in connection with the Recapitalization shall have been waived or otherwise dealt with in a manner acceptable to the Requisite Consenting Parties;

14	the Final Order shall have been obtained and shall not have been set aside or modified in a manner unacceptable to Consenting Parties;

15	there shall not have occurred any Material Adverse Change;

16

on the Implementation Date, the Requisite Consenting Parties shall have been reimbursed the reasonable fees and expenses, in accordance with the Support Agreement, incurred in connection with the Recapitalization, including, without limitation the reasonable fees and expenses of the Requisite Consenting Party Advisors, provided the Requisite Consenting Parties shall have advised the Company of those expenses at least five Business Days prior to the Implementation Date; and

17

all filings under Applicable Laws shall have been made and any regulatory consents or approval that are required in connection with the Recapitalization shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall be expired or been terminated.

Termination

The Support Agreement may be terminated with respect to the obligations of each Consenting Party upon the occurrence and, if applicable, the continuation of, among others, any of the following events:

1	the milestones set out in the Support Agreement (as the same may be amended) have not been met or waived, or the Implementation Date has not occurred on or before April 14, 2017;

2	the occurrence of a Material Adverse Change;

3	subject to certain grace periods, any party of the Banro Group that takes any action inconsistent with the Support Agreement or fails to comply with any material terms in the Support Agreement;

4	any representation, warranty or acknowledgement of any of the Banro Group made in the Support Agreement shall prove untrue in any material respect as of the date when made;

5

the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization, which restrains or impedes in any material respect or prohibits the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization;

6

subject to certain grace periods, any Requisite Consenting Party takes any action inconsistent with the Support Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in the Support Agreement;

7

the CBCA Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed in respect of the Company, unless such event occurs with the prior written consent of the Requisite Consenting Parties;

8

the Court denies approval of the Final Order or, if the Court enters the Final Order, if the Final Order is subsequently reversed, vacated or otherwise materially modified in a manner inconsistent with the Support Agreement, the Plan of Arrangement, the term sheets attached to the Support Agreement and the Recapitalization, if such modification is not acceptable to the Consenting Parties, acting in a manner consistent with the terms of the Support Agreement;

9

the conditions to the Arrangement are not satisfied or waived by the applicable deadline or the Requisite Consenting Parties determine that there is no reasonable prospect that such conditions will be satisfied by the applicable deadline; and

10	a Change in Recommendation.

The Support Agreement may be terminated by the Company upon the occurrence and, if applicable, the continuation of, among others, any of the following events:

1	the milestones set out in the Support Agreement (as may be amended) have not been met or waived, or the Implementation Date has not occurred on or before April 14, 2017; and

2

the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization, which restrains or impedes in any material respect or prohibits the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization.

In addition, the Support Agreement may be terminated by mutual consent of all the parties.

Upon termination, the Support Agreement shall be of no further force and effect and each party is automatically and simultaneously released from its commitments, undertakings, and agreements under or related to the Support Agreement, except for the rights, agreements, commitments and obligations under certain specified sections.

THE ARRANGEMENT AGREEMENT

Banro and Arrangeco have entered into an arrangement agreement dated February 27, 2017 (the Arrangement Agreement) pursuant to which they have, subject to the terms thereof, agreed to implement the Recapitalization in accordance with the Plan of Arrangement and to use their respective commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Recapitalization, the Plan and the transactions contemplated by the Arrangement Agreement as soon as practicable. The Arrangement Agreement automatically terminates in the event of a termination of the Support Agreement.

The obligations of Banro and Arrangeco under the Arrangement Agreement are subject to various conditions precedent, that may be waived by mutual agreement of Banro and Arrangeco, with the consent of the Requisite Consenting Parties, acting reasonably. These conditions include conditions which mirror conditions 5-9 and 17 of the Support Agreement (see "The Support Agreement – Conditions Precedent to the Recapitalization") as well as:

1

(A) the Plan of the Arrangement having been approved by the applicable stakeholders of the Company as and to the extent required by the Court or otherwise; (B) the Plan of the Arrangement having been approved by the Court and the Final Order shall be in full force and effect; (C) any amendments to the Plan of the Arrangement having been acceptable to the Company and the Requisite Consenting Parties, each acting reasonably; (D) the SEC having declared effective the Form T-3 to qualify the New Senior Secured Notes Indenture under the U.S. Trust Indenture Act; and (E) the Effective Date shall having occurred no later than the April 14, 2017; and

2

subject to the provisions of the Support Agreement, each of the Definitive Documents (as define in the Support Agreement) shall contain terms and conditions consistent in all respects with the Arrangement Agreement, the Plan of the Arrangement and the term sheets attached to the Support Agreement and shall otherwise be acceptable to the Company and the Requisite Consenting Parties, each acting reasonably.

TERMS OF THE NEW SENIOR SECURED NOTES AND THE NEW SENIOR SECURED NOTES INDENTURE

The following is a summary of certain of the terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture. This summary does not purport to be complete.

It is expected that the proposed form of the New Senior Secured Notes and the New Senior Secured Notes Indenture will be posted on the Company’s website at www.banro.com on or before March 24, 2017. Any subsequent revisions thereto will be posted on the same website with the final version being filed on SEDAR at www.sedar.com on or promptly following the Effective Date. For a complete description of the terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture, reference should be made to the New Senior Secured Notes Indenture, the final version of which will be filed on SEDAR at www.sedar.com on or promptly following the Effective Date. Although the key terms of the New Senior Secured Notes are settled and are described in this Circular, the New Senior Secured Notes Indenture has not been finalized as of the date of this Circular.

Summary of Key Terms of the New Senior Secured Notes and New Senior Secured Notes Indenture

The following summary contains basic information about the New Senior Secured Notes and is not intended to be complete. Additional details regarding the terms and conditions of the New Senior Secured Notes and the New Senior Secured Notes Indenture are set forth in Appendix E.

Issuer	Banro Corporation

Immediately following the issuance of the New Senior Secured Notes, Banro will assign all of its rights and obligations with respect to the New Senior Secured Notes to its direct wholly-owned subsidiary, BGB (the Assumption and Release).

For purposes of this summary, (i) prior to the Assumption and Release, “Company” refers to Banro, “other Obligors” and “Guarantors” refers to all of Banro’s subsidiaries (including BGB) other than any Immaterial Subsidiary and “Restricted Subsidiaries” refers to all of Banro’s subsidiaries (including BGB); and (ii) following the Assumption and Release, “Company” refers to BGB, “other Obligors” and “Guarantors” refers to Banro and all of Banro’s subsidiaries (excluding BGB) other than any Immaterial Subsidiary and “Restricted Subsidiaries” refers all of Banro’s subsidiaries (excluding BGB). Certain defined terms used in this description but not defined herein have the meanings that will be assign to them in the New Senior Secured Notes Indenture. References to “$” are to U.S. dollars. The New Senior Secured Notes will be denominated in U.S. dollars and all payments on the New Senior Secured Notes will be made in U.S. dollars.

On the issue date of the New Senior Secured Notes, the Guarantors are: Banro Group (Barbados) Limited, Namoya (Barbados) Limited, Banro Congo (Barbados) Limited, Lugushwa (Barbados) Limited, Kamituga (Barbados) Limited, Twangiza (Barbados) Limited, Banro Congo Mining SA, Kamituga Mining SA, Lugushwa Mining SA, Namoya Mining SA and Twangiza Mining SA.

Instrument	New Senior Secured Notes.

Principal Amount	US$197,500,000

Use of Proceeds	The New Senior Secured Notes will be issued in exchange for (i) the Existing Notes, and (ii) the Term Loan.

Maturity Date	March 1, 2021.

Cash Interest	Subject to the coupon enhancement set out below, interest will accrue at 10.00% per annum and is payable in arrears based on 30/360 day basis.

Coupon Enhancement	At each interest payment date, there will be a liquidity test to determine if an enhanced coupon will be paid as follows:

If the trailing four quarter Consolidated EBITDA of Banro as reported for the four quarters ended immediately prior to the record date for the interest payment (i) is greater than US$90,000,000 but not greater than US$100,000,000, interest will accrue at the rate of 11% per annum for the next succeeding quarterly interest period; and (ii) is greater than US$100,000,000, interest will accrue at the rate of 12% per annum for the next succeeding quarterly interest period.

Interest Payment Dates	First day of March, June, September and December commencing June 1, 2017.

Guarantees

The New Senior Secured Notes will be guaranteed (the Note Guarantees) by the Guarantors and by the Company’s future subsidiaries other than immaterial subsidiaries, and following the Assumption and Release, by Banro. Under certain circumstances, Guarantors may be released from their Note Guarantees without the consent of the holders of New Senior Secured Notes.

Security	The New Senior Secured Notes and the Note Guarantees will be secured on a second priority basis by liens on (i) all of the existing and after acquired property of the Company, including any and all capital stock the Company holds in its Subsidiaries and other investments, (ii) all of the existing and after acquired capital stock and other investments held by the Restricted Subsidiaries, and (iii) all of the existing and after acquired property, including accounts receivable, letter of credit rights, inventory, deposit accounts, securities accounts, instruments and chattel paper, general intangibles, records related to any of the foregoing and certain assets related thereto, in each case held by the Company and other Obligors, but excluding any mining assets or other assets in respect of which the Company or the Restricted Subsidiaries would be required to obtain approval from any governmental or regulatory authority in the DRC in order to incur liens on such assets, in each case, subject to specified permitted liens and certain exceptions. The Company will be permitted to incur additional indebtedness that may be secured by liens on the collateral.

No appraisal of the value of the collateral has been made in connection with the issuance of the New Senior Secured Notes, and the value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The liens on the collateral may be released without the consent of the holders of the New Senior Secured Notes if collateral is disposed of in a transaction that complies with the indenture governing the New Senior Secured Notes and the applicable security documents. In the event of a liquidation of the collateral, the available proceeds may not be sufficient to satisfy the obligations under the New Senior Secured Notes. See ‘‘Risk Factors – Risk Factors Relating to the New Senior Secured Notes”

Ranking	The New Senior Secured Notes and the Note Guarantees will:

•

be second priority obligations of the Company and the Guarantors ranking subordinate in payment (other than with respect to ordinary course interest payments and the mandatory prepayments of the New Senior Secured Notes) and security to Priority Lien Debt (as defined in Appendix E);

•	rank equally in right of payment and security to existing and future Parity Lien Debt (as defined in Appendix E);
•	rank senior in right of payment and security to any future subordinated indebtedness; and
•	be structurally subordinated to all liabilities of each of the Company’s subsidiaries that does not guarantee the New Senior Secured Notes.

Rating	The New Senior Secured Notes will be rated no later than two months following issuance by at least one of the following ratings agencies: Standard & Poor’s, Moody’s, and Fitch.

Mandatory Repayment

The Company shall redeem 10% of the outstanding principal amount of the New Senior Secured Notes on each of (i) March 1, 2019 and (ii) March 1, 2020, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Optional Redemption

The New Senior Secured Notes will be redeemable at the Company’s option, in whole or in part, at any time at the redemption prices set forth in Appendix E, plus accrued and unpaid interest, if any, to the date of redemption.

Special Mandatory Redemption

In the event that (i) properties and assets of the Company and its restricted subsidiaries from which a majority of the Company and its restricted subsidiaries’ consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) is derived are seized, confiscated or nationalized by, or become subject to forfeiture to, any governmental, quasi-governmental, military or other similar authority, or any similar action shall have been taken or shall have occurred and (ii) the Company, the Restricted Subsidiaries or any of their affiliates, successors or assigns receives any compensation as a result of such event by way of settlement, judicial or arbitral award or otherwise, then the Company will be required to redeem all of the New Senior Secured Notes at the applicable redemption prices set forth in Appendix E.

Change of Control

Upon the occurrence of specific kinds of changes of control, holders will have the right to cause the Company to repurchase some or all of their New Senior Secured Notes at 101% of the principal amount of the New Senior Secured Notes, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants

The Company will issue the New Senior Secured Notes under an indenture with TSX Trust Company, as Canadian Trustee and The Bank of New York Mellon as U.S. Trustee. The indenture will, among other things, limit the Company’s ability and the ability of its Restricted Subsidiaries to:

•	incur additional indebtedness;
•	pay dividends or make other distributions or repurchase or redeem capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell assets;
•	incur liens;
•	consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets;
•	incur development expenses; and
•	enter into joint ventures.

These covenants will be subject to a number of important exceptions and qualifications.

Additional Amounts

In the event that certain withholding taxes or deductions are payable in respect of payments on the New Senior Secured Notes and the Note Guarantees, the Company and the Guarantors will, subject to certain exceptions, pay such additional amounts as will result, after deduction or withholding of such taxes, in the payment of the amounts which would have been payable in respect of the New Senior Secured Notes and the Note Guarantees, respectively, had no such withholding or deduction been required.

Optional Tax Redemption

The New Senior Secured Notes may be redeemed at the Company’s option in whole but not in part, at the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption, in certain circumstances in which the Company would become obligated to pay additional amounts under the New Senior Secured Notes.

U.S. Trust Indenture Act	The New Senior Secured Indenture will be qualified under the U.S. Trust Indenture Act.

The terms of the New Senior Secured Notes are substantially similar to the terms of the Existing Notes with the main differences summarized below. The following is a summary only and additional details regarding the terms and conditions of the New Senior Secured Notes and the New Senior Secured Notes Indenture are set forth in Appendix E.

SUMMARY OF KEY NOTE REVISIONS
	Term	Existing Notes	New Notes
1	Limit	US$175,000,000 plus additional Existing Notes	US$197,500,000
2	Issuer	Banro Corporation	initially Banro, to be assigned to its direct wholly-owned subsidiary, BGB
3	Registered holder	CDS & Co	CDS & Co
4	Maturity date	March 1, 2017	March 1, 2021
5	Denominations	minimum US$2,000 integral multiples of US$1,000	US$1.00
6	Interest rate	10% per annum	10% per annum; provided however, if the trailing four quarter EBITDA as reported for the four quarters ended immediately prior to the record date for the interest payment (i) is greater than US$90,000,000 but not greater than US$100,000,000, the rate for the ensuing quarter will increase to 11% per annum; and, (ii) is greater than US$100,000,000, the rate for the ensuing quarter will increase to 12% per annum
7	Interest payments	semi-annually	quarterly
8	Computation of interest	Actual days and 365-day year	30 day months and 360-day year

9	Rating	none	Standard & Poor’s, Moody’s or Fitch
10	Canadian Trustee	Equity Financial Trust Company	TSX Trust Company
11	Scheduled repayments	none	10% of outstanding principal amount of the New Senior Secured Notes on each of March 1, 2019 and March 1, 2020
12	Optional redemption by Issuer	for a limited period - up to 35% of the notes with the proceeds of equity offerings	N/A
		otherwise at a sliding scale premium – 110%, 105% and then 100%	sliding scale premium 110%, 107.5%, 105%, 102.5% and 100%
13	Permitted indebtedness / Liens	indebtedness permitted subject to meeting a financial test	N/A

		specific priority lien obligations and other priority or parity obligations not to exceed the greater of US$20,000,000 and 5.0% of total assets	specific priority lien obligations only
		permitted capital lease and equipment financing obligations – greater of US$5,000,000 and 1.0% of total assets	permitted capital lease and equipment financing obligations – US$25,000,000
		guarantees of joint venture indebtedness – greater of US$15,000,000 and 3% of Total Assets	N/A
		other indebtedness –	other indebtedness –
		specific parity lien obligations plus other obligations not exceeding US$10,000,000	specific parity lien obligations plus other secured obligations not exceeding US$20,000,000 and other unsecured obligations not exceeding US$20,000,000
		non-recourse project debt relating to Kamituga or Lugushwa	non-recourse project debt relating to hydro power, wind power or solar power for Project Assets

	Other limitations	consolidation / amalgamation subject to specified criteria	prohibited (other than in connection with a change of control)
		affiliate transactions subject to pre-conditions	neither Gramercy Funds Management LLC nor Resource FinanceWorks Limited nor any of their respective affiliates will be included as an “Affiliate” of the Company or any other Obligor
14	Limits on development expenses	N/A	limits on expenditures on the Kamituga and Lugushwa properties
15	Limitation on joint venture agreements	N/A	prohibited on the Namoya and Twangiza properties;
prohibited on Kamituga and Lugushwa properties until the later of public disclosure of a pre-feasibility study and the date that is two years after the issue date
16	Events of default	cross default with forward/streaming agreements - none	cross default with forward/streaming agreements - added
		cross default threshold - US$10,000,000	cross default threshold - US$8,000,000
17	U.S. Trustee	N/A	The Bank of New York Mellon

EFFECT OF THE ARRANGEMENT

The Arrangement is expected to improve the capital structure of the Company by reducing the amount of outstanding debt and debt-like instruments as shown in the tables below, addressing the upcoming maturities and increasing Banro’s working capital through the RFW-Gramercy Gold Forward. See “Unaudited Pro Forma Consolidated Statement of Financial Position”. The Company believes that the Arrangement will enable the Company to continue to pursue its business plan. The Company expects to continue normal business operations at its mines and the Company’s obligations to employees, trade creditors, equipment leases and suppliers will not be affected by the Recapitalization.

Share Capital

After the Arrangement is implemented, the authorized share capital of the Company will consist of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series. On the Effective Date, 1,098,578,120 Common Shares are expected to be outstanding.

The following table shows the effect of the Arrangement on the Company’s consolidated capital structure:

		Pro Forma(1)
	September	September
(US$ millions, except ratios and percentages)	30, 2016	30, 2016
Total cash	9.5	44.7
Total debt and preference shares(2) , including derivative instruments	316.0	272.2
Total net debt and preference shares(2) , including current portion	306.5	227.5
Total Shareholders’ equity	387.0	459.1
Total capitalization, net of cash	693.5	686.6
Ratios
Total debt and preference shares(2) , including derivative instruments/total shareholders’ equity	0.82	0.59
Total debt and preference shares(2) as a percentage of total capitalization	45.0%	37.2%

(1) See “Unaudited Pro Forma Consolidated Statement of Financial Position”.
(2) For these purposes preference shares consist of the Exchangeable Preferred Shares, Barbados Preferred Shares and the Preference Shares.

Outstanding Borrowed Debt and Preference Shares

After the Arrangement is implemented, the Existing Notes, the Term Loan, the Series A Preference Shares, the Series B Preference Shares, the Barbados Preferred Shares and the Exchangeable Preferred Shares will have been cancelled, extinguished and terminated. The Company intends to use the net proceeds resulting from the Arrangement and the RFW-Gramercy Gold Forward for any amounts owing under the Interim Loan, transaction costs and general corporate purposes.

The following table shows the effect of the Arrangement on the Company’s debt and certain of its other financial obligations in the “Pro Forma After Arrangement September 30, 2016” column:

(US$ millions)	September 30, 2016	Pro Forma After Arrangement September 30, 2016
Bank loans	12.2	12.2
Equipment financing	4.6	4.6
Derivative instruments	18.8	63.8
Existing Notes	172.4	Nil
Term Loan	22.1	Nil
Dore Loan	10.0	10.0
Preference shares(1)	75.9	Nil
New Senior Secured Notes(2)	Nil	181.6

(1) For these purposes preference shares consist of the Exchangeable Preferred Shares, Barbados Preferred Shares and the Preference Shares.
(2) Carrying value of New Senior Secured Notes represents the pro forma carrying value, which is less than the principal face value of US$197.5 million of New Senior Secured Notes.

DISSENT RIGHTS

Section 190 of the CBCA provides registered shareholders of a corporation with Dissent Rights from certain resolutions effecting extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides registered Series A Holders with Dissent Rights in respect of the Preference Shareholders' Arrangement Resolution pursuant to Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Any registered Series A Holder who dissents (each, a Dissenting Shareholder) from the Preference Shareholders' Arrangement Resolution in compliance with Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid by Arrangeco the fair value of the Series A Preference Shares held by such Dissenting Shareholder determined at the close of business on the day before the Preference Shareholders' Arrangement Resolution is adopted. Series A Holders are cautioned that fair value could be determined to be less than the value of the consideration payable pursuant to the terms of the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Series A Preference Shares.

The statutory provisions covering Dissent Rights are technical and complex. Failure to strictly comply with such requirements set forth in Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Series A Preference Shares registered in the name of an Intermediary who wish to dissent should be aware that only the registered holder is entitled to dissent. Accordingly, a beneficial owner of Series A Preference Shares desiring to exercise Dissent Rights must make arrangements for such beneficially owned shares to be registered in such holder's name prior to the time the written objection to the Preference Shareholders' Arrangement Resolution is required to be sent to the Company, or alternatively, make arrangements for the registered holder of such shares to dissent on such holder's behalf. Pursuant to the Interim Order, a Series A Holder is only entitled to dissent in respect of all of the Series A Preference Shares held by such Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. In order to validly dissent, a Series A Holder must have the certificate(s) representing their Series A Preference Shares. If a Series A Holder does not possess such certificate(s), he, she or it should contact his, her or its Intermediary or otherwise make arrangements to obtain such certificate(s).

Summary of the Procedure for Exercising the Right to Dissent

The following is only a summary of the Dissent Rights and provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order as described below or any other interim order of the Court), which are technical and complex. A copy of Section 190 of the CBCA is attached as Appendix F to this Circular. It is recommended that any registered holders of Series A Preference Shares wishing to avail himself, herself or itself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his, her or its Dissent Rights.

A Series A Holder who wishes to dissent under Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, may make a claim under that section only with respect to all the Series A Preference Shares held by such Series A Holder on behalf of any one beneficial owner and registered in the Series A Holder’s name. Accordingly, a Series A Holder may exercise his, her or its Dissent Rights only in respect of Series A Preference Shares which are registered in that Series A Holder’s name. Series A Holders hold their Series A Preference Shares as beneficial owners thereof in a book entry only position in CDS through their Intermediary. Accordingly, a Series A Holder will not be entitled to exercise his, her or its Dissent Rights directly (unless the Series A Preference Shares are reregistered in the Series A Holder’s name). A Series A Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with which the Series A Holder deals in respect of the Series A Preference Shares and either: (i) instruct the Intermediary to exercise Dissent Rights on the Series A Holders' behalf (which, if the Series A Preference Shares are registered in the name of the clearing agency, would require that the Series A Preference Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register the Series A Preference Shares in the name of the Series A Holder, in which case the Series A Holder would have to exercise Dissent Rights directly.

A registered Series A Holder who wishes to exercise Dissent Rights under Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, must send to the Company c/o Norton Rose Fulbright Canada LLP, 200 Bay Street, P.O. Box 84, Toronto, Ontario M5J 2Z4, Attention: David Knight and Tony Reyes not later than 5:00 p.m. (Toronto time) on the last Business Day immediately preceding the date of the Preference Shareholders’ Meeting (or any adjournment or postponement thereof), a written objection to the Preference Shareholders' Arrangement Resolution (the Notice of Dissent). The sending of a Notice of Dissent does not deprive a Series A Holder of the right to vote on the Preference Shareholders' Arrangement Resolution, but a vote either in person or by proxy against the Preference Shareholders' Arrangement Resolution does not constitute a Notice of Dissent. The CBCA provides, in effect, that a Series A Holder who has submitted a Notice of Dissent and who votes in favour of the Preference Shareholders' Arrangement Resolution will be deprived of further rights of dissent under Section 190 of the CBCA.

Pursuant to Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, the Company is required, within ten days after the adoption of the Preference Shareholders' Arrangement Resolution, to notify each Dissenting Shareholder that the Preference Shareholders' Arrangement Resolution has been adopted. Such notice is not required to be sent to any Dissenting Shareholder who has voted for the Preference Shareholders' Arrangement Resolution or who has withdrawn his, her or its Notice of Dissent. A Dissenting Shareholder who has not withdrawn his, her or its Notice of Dissent must then, within 20 days after receipt of notice that the Preference Shareholders' Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after he, she or it learns that the Preference Shareholders' Arrangement Resolution has been adopted, send to the Company a demand for payment in writing, containing his, her or its name and address, the number of Series A Preference Shares in respect of which he, she or it dissents, and a demand for payment of the fair value of such Series A Preference Shares. Within 30 days after sending a demand for payment, the Dissenting Shareholder must send to the Company or its transfer agent the certificates representing the Series A Preference Shares in respect of which he, she or it dissents. A Dissenting Shareholder who fails to send certificates representing the Series A Preference Shares in respect of which he, she or it dissents forfeits his, her or its right to dissent. The Company or its transfer agent will endorse on any share certificate received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. After sending a demand for payment, a Dissenting Shareholder ceases to have any rights as a holder of such Series A Preference Shares in respect of which the Series A Holder has dissented, other than the right to be paid the fair value of such Series A Preference Shares by Arrangeco as determined under Section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws the demand for payment before Arrangeco makes the offer to pay; (ii) Arrangeco fails to make a timely offer to pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his, her or its demand for payment; or (iii) the Board revokes the Preference Shareholders' Arrangement Resolution, in all of which cases the Dissenting Shareholder's rights as a Series A Holder in respect of which he, she or it has dissented are reinstated as of the date the demand for payment was made.

Arrangeco is required, not later than seven days after the later of the Effective Date or the date on which Arrangeco / the Company receives a demand for payment from a Dissenting Shareholder, to send to the Dissenting Shareholder an offer to pay for the Series A Preference Shares in respect of which he, she or it has dissented in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing the manner in which such fair value was determined. Every offer to pay must be on the same terms as other offers in respect of the Series A Preference Shares. Arrangeco must pay for the applicable Series A Preference Shares of a Dissenting Shareholder within ten days after an offer to pay has been accepted by such Dissenting Shareholder, but any such offer lapses if Arrangeco does not receive an acceptance thereof within 30 days after the offer to pay has been made.

If Arrangeco fails to make an offer to pay for a Dissenting Shareholder's Series A Preference Shares, or if a Dissenting Shareholder fails to accept an offer which has been made, the Company may, within 50 days after the Effective Date, or within such further period as the Court may allow, apply to the Court to fix a fair value for the Series A Preference Shares of any remaining Dissenting Shareholders. If the Company fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Upon an application to the Court, all Dissenting Shareholders whose Series A Preference Shares have not been purchased by Arrangeco will be joined as parties and bound by the decision of the Court, and Arrangeco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder's right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the order will be rendered against Arrangeco in favour of each Dissenting Shareholder and for the amount of the fair value of his, her or its Series A Preference Shares as fixed by the Court.

The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Series A Preference Shares. Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.

Series A Holders considering exercising Dissent Rights should specifically refer to Section 190 of the CBCA, the Plan of Arrangement and the Interim Order, the full texts of which are set out in Appendices F, D and G to this Circular, respectively, as failure to comply strictly with the provisions set forth therein may prejudice the shareholder's right to dissent. Series A Holders that are considering exercising Dissent Rights should consult their own legal and financial advisors.

ISSUANCE AND DELIVERY OF PLAN CONSIDERATION

The Existing Notes are held by CDS (as sole registered holder of the Existing Notes on behalf of the Noteholders). It is anticipated that, promptly following the Effective Time, the Existing Notes will automatically be exchanged electronically through the facilities of CDS for New Senior Secured Notes and Common Shares or, if a Cash Election is made, the Cash Amount, all as contemplated in the Plan of Arrangement. If for any reason the New Senior Secured Notes, Common Shares or the Cash Amount cannot reasonably be delivered or paid through CDS, then the delivery or payment of the New Senior Secured Notes, Common Shares or Cash Amount, as the case may be, shall be made by in such manner as the Company and the Requisite Consenting Parties determine reasonable in the circumstances.

The Series A Preference Shares are held by CDS (as sole registered holder of the Series A Preference Shares on behalf of the Series A Holders). It is anticipated that, promptly following the Effective Time, the Series A Preference Shares will automatically be exchanged electronically through the facilities of CDS for Common Shares, as contemplated in the Plan of Arrangement. If for any reason the Common Shares cannot reasonably be paid through CDS, then the payment of the Common Shares shall be made in such manner as the Company and the Requisite Consenting Parties determine reasonable in the circumstances.

The New Senior Secured Notes and Common Shares to be issued pursuant to the Arrangement will be issued and deposited in electronic form with CDS or its nominee pursuant the systems administered by CDS. Generally, certificates representing the New Senior Secured Notes and Common Shares will not be issued. New Senior Secured Notes and Common Shares issued under CDS’s electronic system will be registered in the name of the CDS nominee and deposited with CDS as a book-entry-only security. Under the CDS book-entry-only system, the CDS nominee will be treated as the owner of the New Senior Secured Notes and Common Shares, as applicable, for all purposes, except as required by Law. Different procedures exist in respect of the exchange of a Common Shareholder's existing Common Shares consolidated for post-Consolidation Common Shares, see "Consolidation" below.

The payment by the Company on the Effective Date of accrued interest in respect of the Existing Notes up to and including the Effective Date shall be effected through the delivery by Banro of such amounts to TSX Trust Company for distribution to holders of Existing Notes (excluding any Cash Election Notes) in accordance with the Existing Notes Indenture and customary practices.

Withholding Rights

The Company and the Depositary shall be entitled to deduct and withhold from any consideration deliverable or otherwise payable to any Person under the Arrangement such amounts as the Company or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes under the Arrangement as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity. The Company is authorized to sell such portion of Common Shares and/or New Senior Secured Notes otherwise deliverable to any Person under the Arrangement as is necessary to provide sufficient funds to the Company or the Depositary, as the case may be, to enable them to comply with such deduction or withholding requirement (after deducting commission, other reasonable expenses incurred in connection with the sale, and any applicable taxes), and the Company or the Depositary, as applicable, shall notify such Person and remit to such Person any unapplied consideration including the unapplied balance of the net proceeds of such sale.

Notwithstanding the foregoing, if the Company or the Depositary is entitled to deduct and withhold from any consideration deliverable or otherwise payable under the Plan of Arrangement to any Person pursuant to the Tax Act, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, the Company shall increase the amount of such consideration as necessary in order that the amount of the consideration actually received by such Person shall be equal to the amount of consideration that Person otherwise would have received in the absence of such withholding or deduction or tax (including in the absence of any withholding or deduction on such additional consideration) in respect of any additional amount payable pursuant to the Plan of Arrangement. In addition, the Company has agreed to indemnify any such Person for any failure to pay any such additional consideration in accordance with the Plan of Arrangement.

Voting Requirements and Recommendation

Subject to any Order, the requisite approval for the Noteholders' Arrangement Resolution, the full text of which is set forth under "Noteholders’ Arrangement Resolution" in Appendix A to this Circular, is at least 66⅔% of the votes cast on the Noteholders' Arrangement Resolution by Noteholders present in person or represented by proxy at the Noteholders’ Meeting with each Noteholder as of the Record Date having one vote for each US$1.00 of principal amount of Existing Notes held by such Noteholder as of the Record Date. Subject to any further Order, the quorum for the Noteholders' Meeting is one Noteholder voting in person or by proxy.

Subject to any Order, the requisite approval for the Preference Shareholders' Arrangement Resolution, the full text of which is set forth under "Preference Shareholders’ Arrangement Resolution" in Appendix B to this Circular, is (i) at least 66⅔% of the votes cast on the Preference Shareholders' Arrangement Resolution by Series A Holders and Series B Holders, voting as a single class, present in person or represented by proxy at the Preference Shareholders' Meeting with each Preference Shareholder as of the Record Date having one vote for each Preference Share held by such Preference Shareholder as of the Record Date and (ii) at least 66⅔% of the votes cast on the Preference Shareholders' Arrangement Resolution by Series B Holders present in person or represented by proxy at the Preference Shareholders' Meeting with each Series B Holder as of the Record Date having one vote for each Series B Preference Share held by such Series B Holder as of the Record Date. Subject to any further Order, the quorum for the Preference Shareholders' Meeting is one Preference Shareholder voting in person or by proxy.

The rules of the TSX and applicable Canadian securities laws, as the case may be, and not applicable corporate law require Common Shareholder approval of the Common Shareholders' Issuance Resolution and Common Shareholders' Recapitalization Resolution. The requisite approval for the Common Shareholders' Issuance Resolution, the full text of which is set out under "Resolution 1 – Common Shareholders' Issuance Resolution" in Appendix C to this Circular, is a simple majority of the votes cast on the Common Shareholders' Issuance Resolution by Common Shareholders present in person or represented by proxy at the Common Shareholders' Meeting, excluding Common Shareholders who are not Disinterested Shareholders, in accordance with the rules of the TSX. The requisite approval for the Common Shareholders' Recapitalization Resolution, the full text of which is set out under "Resolution 2 – Common Shareholders' Recapitalization Resolution" in Appendix C to this Circular, is a simple majority of the votes cast on the Common Shareholders' Recapitalization Resolution by Common Shareholders present in person or by proxy at the Common Shareholders' Meeting, excluding, in accordance with the requirements of MI 61-101, Common Shareholders that are "interested parties", "related parties" of any interested parties and "joint actors" of the foregoing (as such terms are defined in MI 61-101)) in addition, in accordance with the rules of the TSX, Common Shareholders who are not Disinterested Shareholders will also be excluded from the vote. In accordance with the by-laws of the Company, the quorum for the Common Shareholders' Meeting is two Common Shareholders present in person or represented by proxy.

The Board unanimously recommends that: (a) Noteholders VOTE FOR the Noteholders' Arrangement Resolution at the Noteholders' Meeting; (b) Preference Shareholders VOTE FOR the Preference Shareholders' Arrangement Resolution at the Preference Shareholders' Meeting; and (c) Common Shareholders VOTE FOR the Common Shareholders' Recapitalization Resolution and Common Shareholders' Issuance Resolution at the Common Shareholders' Meeting. See "Recommendation of the Board".

The Company and RFW make no recommendation whether a Noteholder should elect the Cash Election Option as each Noteholder’s decision should be governed by such Noteholder’s individual circumstances.

PROXIES RECEIVED IN FAVOUR OF OFFICERS OF THE COMPANY WILL BE VOTED IN FAVOUR OF THE NOTEHOLDERS' ARRANGEMENT RESOLUTION, PREFERENCE SHAREHOLDERS' ARRANGEMENT RESOLUTION, COMMON SHAREHOLDERS' ISSUANCE RESOLUTION AND COMMON SHAREHOLDERS' RECAPITALIZATION RESOLUTION, RESPECTIVELY, UNLESS THE NOTEHOLDER, PREFERENCE SHAREHOLDER OR COMMON SHAREHOLDER, AS THE CASE MAY BE, HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS EXISTING NOTES, PREFERENCE SHARES OR COMMON SHARES, AS THE CASE MAY BE, ARE TO BE VOTED AGAINST SUCH RESOLUTION.

TERMINATION OF SHAREHOLDER RIGHTS PLAN

Effective April 29, 2005, the Board adopted the Shareholders’ Rights Plan. The Shareholders’ Rights Plan was implemented by way of a shareholder rights plan agreement dated as of April 29, 2005 between the Company and TSX Trust Company (which was named Equity Transfer Services Inc. at the time of the agreement), as rights agent. The Board adopted the Shareholders’ Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding Common Shares. Common Shareholders of the Company approved, confirmed and ratified the shareholder rights plan agreement at the annual and special meeting of shareholders held on June 29, 2005. Pursuant to shareholder rights plan amendment agreements dated June 27, 2008, June 29, 2011 and June 27, 2014, the Shareholders’ Rights Plan was extended for additional three year periods with the effect that the current Shareholders’ Rights Plan is set to expire at the annual meeting of shareholders to be held in 2017.

The termination of the Shareholders’ Rights Plan is a step in the Plan of Arrangement and, pursuant to the Support Agreement, a condition precedent to the completion of the Recapitalization. The entering into of the Support Agreement by RFW and Gramercy may, in the future, be considered a Flip-In Event (as such term is defined in the Shareholders' Rights Plan) as they may become an Acquiring Person (as such term is defined in the Shareholders' Rights Plan); therefore the Company has elected to defer the Separation Time (as defined in the Shareholders' Rights Plan) in respect of such potential Flip In Event until the earlier of: (i) immediately following the Arrangement becoming effective; and (ii) the termination of the 2017 annual meeting of shareholders of Banro. It is desirable to terminate the Shareholders’ Rights Plan to facilitate the acquisition by Gramercy and RFW of Common Shares issued pursuant to the Plan of Arrangement, which may otherwise be restricted under the Shareholders’ Rights Plan. Neither the Support Agreement nor the Plan of Arrangement restricts the Company's ability to adopt a rights plan in the future.

Voting Requirements and Recommendation

The Shareholders’ Rights Plan requires Banro to seek Common Shareholder approval to terminate the Shareholders’ Rights Plan. The requisite approval for the Common Shareholders' Rights Plan Termination Resolution, the full text of which is set forth under "Resolution 3 – Common Shareholders' Rights Plan Termination Resolution" in Appendix C to this Circular, is a simple majority of the votes cast on the Common Shareholders' Rights Plan Termination Resolution by Common Shareholders, other than Common Shareholders who may be considered to be not Independent Shareholders (as such term is defined in the Shareholders’ Rights Plan), present in person or represented by proxy at the Common Shareholders' Meeting with each Common Shareholder as of the Record Date eligible to vote on the Common Shareholders' Rights Plan Termination Resolution having one vote for each Common Share held by such Common Shareholder as of the Record Date. As RFW and Gramercy may each be considered an Acquiring Person (as such term is defined in the Shareholders’ Rights Plan), they may be considered not to be Independent Shareholders (as such term is defined in the Shareholders’ Rights Plan) and their votes will be excluded from the Common Shareholders' Rights Plan Termination Resolution. In accordance with the by-laws of the Company, the quorum for the Common Shareholders' Meeting is two Common Shareholders present in person or represented by proxy.

The termination of the Shareholders’ Rights Plan is a step to the Plan of Arrangement and the approval of Common Shareholders with respect to the amendment and subsequent termination of the Shareholders’ Rights Plan is a condition precedent to the completion of the Arrangement. If the Common Shareholders' Rights Plan Termination Resolution is not approved at the Common Shareholders' Meeting, the Arrangement will not be completed (unless such condition is waived by the Company with the consent of the Requisite Consenting Parties).

The Board unanimously recommends that Common Shareholders VOTE FOR the Shareholders' Rights Plan Termination Resolution at the Common Shareholders' Meeting. See "Recommendation of the Board".

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE COMMON SHAREHOLDERS' RIGHTS PLAN TERMINATION RESOLUTION, UNLESS THE COMMON SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

CONSOLIDATION

The Common Shareholders' Meeting has been called, in part, to consider and, if deemed appropriate, approve a special resolution (the Common Shareholders' Consolidation Resolution) authorizing the Board, in its sole discretion at any time up to one year following the date of the Meeting, to consolidate the Common Shares at a ratio of ten (10), or such lesser number as is determined by the Board, to one (1) (the Consolidation), and to amend the Company's articles accordingly, whereby every ten (10) Common Shares, or such lesser number of Common Shares as is determined by the Board, outstanding at the time of the Consolidation would be changed into one (1) Common Share (the Consolidation Ratio). Common Shareholders are specifically advised that the proposed Common Shareholders' Consolidation Resolution grants the Board the discretion to revoke the Common Shareholders' Consolidation Resolution and not proceed with the Consolidation without further approval of the Common Shareholders. In connection with any determination to implement the Consolidation, the Board will set the timing for the Consolidation and select the specific ratio within the range set forth in the Common Shareholders' Consolidation Resolution.

The Board believes that Common Shareholder approval of a range of potential Consolidation Ratios (rather than a single consolidation ratio) provides the Board with maximum flexibility to achieve the desired results of the Consolidation. The Board believes that it is in the interest of Common Shareholders of the Company for the Board to have the authority to implement the Consolidation for the following reasons:

•

Reducing risk of delisting from the NYSE: At its current levels, the Company’s share price is below the minimum price permitted by the NYSE. In December 2016 the Company received notice from the NYSE that, pursuant to Section 1003(f)(v) of the NYSE's Company Guide, due to the Company's current low selling share price, the Company's continued listing on the NYSE is contingent upon the Company effecting a share consolidation or otherwise demonstrating a sustained improvement in its share price within the next six months. If the Company’s share price on the NYSE remains depressed, the Common Shares may be delisted from the NYSE. It is expected that Consolidation will help mitigate this delisting risk.

•

Raising the price of Common Shares to more attractive levels: The Consolidation will result in the trading price of the Common Shares increasing to reflect the Consolidation Ratio. A higher price per Common Share would place the Common Shares at a level that is more typical of share prices of other widely-owned publicly traded companies.

•

Reduction of shareholder transaction costs: The Company's Common Shareholders may benefit from relatively lower trading costs associated with a higher price per Common Share. It is likely that many investors pay commissions based on the number of Common Shares traded when they buy or sell the Common Shares. If the price per Common Share were higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the price per Common Share is lower.

•	Improved trading liquidity: The potentially lower transaction costs and higher trading price of the Common Shares could ultimately improve the trading liquidity of the Common Shares.

There can be no assurance that the total market capitalization of the Common Shares (i.e. the aggregate value of all Common Shares at the then market price) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per share market price of the Common Shares following the Consolidation will be higher than the per share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of the Consolidation, and the liquidity of the Common Shares could be adversely affected. In addition, the Consolidation may result in some shareholders owning "odd lots" of less than 100 Common Shares on a post-Consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than Common Shares in "board lots" of even multiples of 100 Common Shares (on the TSX, if the Common Share price is less than C$1.00 per Common Share a “board lot” may be 500 or 1,000 Common Shares). Brokerage commissions and other costs of transactions in odd lots are often higher than the costs of transactions in "round lots" of even multiples of 100 Common Shares.

After the Recapitalization, the Company is expected to have approximately 1,098,578,120 Common Shares issued and outstanding. Upon the proposed Consolidation being implemented, the number of Common Shares issued and outstanding will depend on the specific ratio selected by the Board. The following table sets out the approximate number of Common Shares that would be outstanding as a result of the Consolidation at the ratios indicated.

Consolidation Ratio	Approximate Number of Outstanding Common Shares (post -Consolidation)*
1 for 10	109,857,812
1 for 5	219,715,624
1 for 2	549,289,060

* Based on the estimated number of Common Shares expected to outstanding after the Recapitalization.

Registered Common Shareholders will have received with this Circular a Letter of Transmittal. If a Registered Common Shareholder did not receive a Letter of Transmittal, such Registered Common Shareholder may obtain a Letter of Transmittal under the Company’s profile on SEDAR at www.sedar.com or by contacting the Transfer Agent. If the Common Shareholders' Consolidation Resolution is approved by Common Shareholders and implemented by the Board, the Registered Common Share Holders will be required to exchange the share certificates representing their pre-Consolidation Common Shares for new share certificates representing the post-Consolidation Common Shares to which they are entitled. In order to receive certificates representing post-Consolidation Common Shares if the Consolidation is implemented, a Registered Common Shareholder must complete, sign and date the enclosed Letter of Transmittal and return it together with the certificates evidencing such pre-Consolidation Common Shares and such other documents as may reasonably be requested to the Transfer Agent. The Letter of Transmittal contains instructions on how to complete the Letter of Transmittal and surrender share certificates representing pre-Consolidation Common Shares to the Transfer Agent. The Transfer Agent will then forward to each Registered Common Shareholder who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which such Common Shareholder is entitled. Until surrendered, each share certificate representing pre- Consolidation Common Shares will be deemed for all purposes to represent the number of whole post- Consolidation Common Shares to which the holder thereof is entitled as a result of the Consolidation. Registered Common Shareholders should not destroy any share certificates and should not submit any share certificates until such time, if any, that the Consolidation is completed. Banro will publicly announce if and when the Consolidation is implemented. The Letter of Transmittal contains instructions and should be reviewed carefully. Failure to strictly comply with the instructions contained in this Circular and the Letter of Transmittal may result in a Registered Common Shareholder forfeiting his, her or its rights.

The Letter of Transmittal is for use by Registered Common Shareholders only. Non-Registered Common Shareholders do not need to complete a Letter of Transmittal as their Common Shares will be consolidated through the facilities of CDS without any action on their part.

No fractional Common Shares shall be issued pursuant to the Consolidation. In the event that the Consolidation would result in a Common Shareholder being entitled to a fractional Common Share, then such fractional Common Share shall be rounded down to the next whole number of Common Shares. In calculating such fractional interest, all Common Shares registered in the name of a holder of Common Shares or an Intermediary shall be aggregated.

Assuming Common Shareholder approval is received at the Common Shareholders' Meeting, the implementation of the Common Shareholders' Consolidation Resolution is conditional upon the Company obtaining the necessary regulatory consents, including the approval of the TSX. In particular, the Company will be required to meet the TSX's continued listing requirements. There is no guarantee that the TSX's acceptance of the Consolidation will be given. The Common Shareholders' Consolidation Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation, without further approval of the Company's shareholders. Additionally, if the Common Shareholders' Consolidation Resolution is approved by Common Shareholders, the Consolidation may be affected at any time within one year from the date of such approval. If the Company does not proceed with the Consolidation within one year from the date of Common Shareholder approval, it will be required to again seek Common Shareholder approval before effecting a share consolidation.

If approved by the Common Shareholders at the Common Shareholders' Meeting and implemented by the Board, the Consolidation will not change a Common Shareholder's proportionate interest in the Company.

Voting Requirements and Recommendation

The Consolidation requires an amendment to Banro’s articles and the CBCA requires Common Shareholder approval to effect such an amendment. The requisite approval for the Common Shareholders' Consolidation Resolution, the full text of which is set forth under "Resolution 4 – Common Shareholders' Consolidation Resolution" in Appendix C to this Circular, is at least 66⅔% of the votes cast on the Common Shareholders' Consolidation Resolution by Common Shareholders present in person or represented by proxy at the Common Shareholders' Meeting with each Common Shareholder as of the Record Date having one vote for each Common Share held by such Common Shareholder as of the Record Date. In accordance with the by-laws of the Company, the quorum for the Common Shareholders' Meeting is two Common Shareholders present in person or represented by proxy.

The Board unanimously recommends that Common Shareholders VOTE FOR the Common Shareholders' Consolidation Resolution at the Common Shareholders' Meeting. See "Recommendation of the Board".

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE COMMON SHAREHOLDERS' CONSOLIDATION RESOLUTION, UNLESS THE COMMON SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

RECOMMENDATION OF THE BOARD

The Board, after careful consideration of a number of factors, including the reasons set out under "Background to and Reasons for the Arrangement – Reasons for the Arrangement", and upon consultation with its advisors, unanimously determined that the Arrangement is in the best interests of the Company and its stakeholders and unanimously determined to recommend: (a) to Noteholders that they VOTE FOR the Noteholders' Arrangement Resolution at the Noteholders' Meeting; (b) to Preference Shareholders that they VOTE FOR the Preference Shareholders' Arrangement Resolution at the Preference Shareholders' Meeting; and (c) to Common Shareholders that they VOTE FOR the Common Shareholders' Issuance Resolution, the Common Shareholders' Recapitalization Resolution, the Common Shareholders' Rights Plan Termination Resolution and the Common Shareholders' Consolidation Resolution at the Common Shareholders' Meeting. In making its determinations and recommendations, the Board relied upon legal, tax and other advice and information received during the course of its deliberations.

The Company and RFW make no recommendation whether a Noteholder should elect the Cash Election Option as each Noteholder’s decision should be governed by such Noteholder’s individual circumstances.

RISK FACTORS

Risk Factors Relating to the Company

Certain risk factors relating to the business and securities of the Company are contained in the AIF, which is incorporated by reference in this Circular and which has been publicly filed on SEDAR at www.sedar.com. Noteholders, Preference Shareholders and Common Shareholders should review and carefully consider the risk factors set forth in the AIF and consider all other information contained therein and herein and in the Company's other public filings before determining how to vote on the Arrangement.

Risk Factors Relating to the Recapitalization

The completion of the Recapitalization may not occur in the time or manner expected, if at all

The Company will not complete the Recapitalization unless and until all conditions precedent to the Arrangement are satisfied or waived, in particular, the Recapitalization is subject to regulatory, court and Preference Shareholder, Common Shareholder and Noteholder approval. There can be no certainty, nor can the Company provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. See "Conditions to the Arrangement". Even if the Recapitalization is completed, it may not be completed on the terms or schedule described in this Circular. Accordingly, holders of Common Shares, Existing Notes and Preference Shares participating in the Recapitalization may have to wait longer than expected to receive their consideration under the Recapitalization. In addition, if the Recapitalization is not completed on the terms or schedule described in this Circular, the Company may incur additional expenses.

The Recapitalization may not improve the financial condition of the Company's business

The Company believes that the Recapitalization will enhance the Company's liquidity and provide it with greater operating flexibility. However, such belief is based on certain assumptions, including, without limitation, assumptions about future gold prices, economic environment of future operations and development projects. Should any of those assumptions prove false, or if other unforeseen developments arise, the financial position of the Company may be materially adversely affected and the Company may not be able to pay its debts as they become due.

After the Recapitalization, RFW, Gramercy and BlackRock will own a significant number of the Common Shares and their interests may conflict with the interests of other Common Shareholders

Following the completion of the Recapitalization, it is expected that RFW, Gramercy and BlackRock will hold approximately 30%, 30% and 14% of the outstanding Common Shares, respectively. Accordingly, each of RFW, Gramercy and BlackRock would have a significant vote on any matter coming before a vote of Common Shareholders. The interests of each of RFW, Gramercy and BlackRock in the Company's business, operations and financial condition from time to time may not be aligned with, or may conflict with, the interests of other Common Shareholders and holders of the New Senior Secured Notes. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Company, and consequently impact the value of the Common Shares.

Potential Effect of the Recapitalization on Banro's Relationships

There can be no assurance as to the effect of the announcement of the Recapitalization on Banro's relationships with its suppliers, customers, purchasers, contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization, or the effect if the Recapitalization is completed under the CBCA or pursuant to another statutory procedure. To the extent that any of these events result in the tightening of payment or loan terms, increases in the price of supplied goods, or the loss of a major supplier or contractor, or of multiple other suppliers or contractors, this could have a material adverse effect on Banro's business, financial condition, liquidity and results of operations. The Company may also be unable to retain and motivate key executives and employees following the Recapitalization and the Company may have difficulty attracting new employees.

The Company will, following the Recapitalization, have significant indebtedness, which could adversely affect its financial condition and limit its ability to fulfill its obligations

Banro expects to have a significant amount of indebtedness and significant debt service obligations following the Recapitalization. This high degree of leverage could have negative consequences to Banro, including:

(a)	making it more difficult for Banro to satisfy its obligations with respect to its debt securities, including the New Senior Secured Notes, and other indebtedness;

(b)	increasing Banro's vulnerability to adverse economic and industry conditions;

(c)

requiring Banro to dedicate a substantial portion of cash from operations to service its indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

(d)	limiting Banro's ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

(e)	placing Banro at a disadvantage compared to its competitors that have a lower degree of leverage; and

(f)	limiting Banro's flexibility in planning for, or reacting to, changes in its business.

Risk Factors Relating to Non-Implementation of the Recapitalization

The Company may be unable to continue as a going concern

If the Recapitalization is not implemented, the Company may not be able to generate sufficient cash flow from its operations to meet its obligations and, as such, the Company may be unable to continue as a going concern and may be required to liquidate in the near or medium term. The Company has constrained ability to generate cash flow and a significant debt burden which severely limit the alternatives available to the Company to raise additional capital. There can be no assurance that the Company will be able to obtain additional capital on terms acceptable to Banro or at all. The inability to secure additional capital required to meet Banro's financial obligations under the Existing Notes Indenture, the Term Loan and other indebtedness of the Company would have a material adverse effect on the Company's financial condition and its ability to continue as a going concern.

The financial statements incorporated by reference into this Circular are presented on the assumption that the Company continues as a going concern in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption is not appropriate, adjustments will have to be made to the carrying value of Banro's assets and liabilities, reported revenues and expenses and balance sheet classifications.

The Company may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders

In the event that the Recapitalization is not implemented, the Company would be obligated to pay US$175,000,000 principal payment plus any accrued interest for Existing Notes and, US$22,500,000 principal payment plus any accrued interest for the Term Loan each due and payable on March 1, 2017. In addition, US$43,066,960 plus accrued and unpaid dividends is payable on June 1, 2017 in respect of the retirement of the Exchangeable Preferred Shares. The Company does not currently have sufficient cash reserves to make such payments.

In the event that the Recapitalization is not implemented, the Company may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders, including non-consensual proceedings under creditor protection legislation. The Company may be required to develop plans for the safe, orderly shut-down of operations in the event there is not a timely resolution of the Company's liquidity issues to provide for the longer term care and operation of its assets. In the event that the Company commences proceedings under the CCAA, the Common Shareholders will not be entitled to receive any consideration or retain any of their Common Shares.

The Company will likely default on its obligations under the Existing Notes Indenture

The Company will likely default on its principal repayment and accrued interest payment obligations under the Existing Notes Indenture and payment obligation owed to holders of Exchangeable Preferred Shares if the Recapitalization or similar transaction is not completed quickly. The Company will likely be unable to resolve such defaults through other means, which could result in the Company commencing insolvency proceedings or otherwise seeking creditor protection.

Potential non-consensual proceedings may affect the Company's business

If the Company does not complete the Recapitalization, the negative publicity or news coverage relating to a potential non-consensual proceeding under creditor protection legislation may have an adverse effect on the Company's business and there can be no assurance that negative publicity will not have a long-term negative effect on the business.

Risk Factors Relating to Common Shares and Other Equity Securities

The Recapitalization will Result in Substantial Dilution to Common Shareholders

The Recapitalization will result in the current holders of Common Shares holding approximately 27.6% of the outstanding Common Shares of the Company after giving effect to the Recapitalization. This dilution will result in diminished voting power to existing Common Shareholders and dilution in earnings per Common Share, if any.

The trading price for the Common Shares may be depressed following the completion of the Recapitalization

Notwithstanding the availability of the Cash Election, affected Noteholders may seek to dispose of the Common Shares they receive under the Arrangement (if a Cash Election is not made) following the completion of the Recapitalization to obtain liquidity. This could cause the initial trading price for the Common Shares to be depressed.

Exchange of Debt for Equity

By exchanging the Existing Notes for Common Shares and New Senior Secured Notes, Noteholders will be changing the nature of part of their investment from debt to equity. Equity carries certain risks that are not applicable to debt. Claims of Common Shareholders will be subordinated in priority to the claims of creditors in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of the Company.

Absence of a public market for Common Shares

An active public market for the Common Shares may not be sustained after the Arrangement and Consolidation are completed. If an active public market is not sustained, the liquidity of the Common Shares may be limited and the value of the Common Shares may decline.

The trading price for the Common Shares may be volatile

The trading price of the Common Shares may be subject to large fluctuations, which may result in losses to investors. The trading price of the Common Shares after the Arrangement and Consolidation are completed may increase or decrease in response to a number of events and factors, including:

(a)	change in gold prices;

(b)	Banro's financial condition, financial performance and future prospects;

(c)	the public's reaction to Banro's news releases, other public announcements and Banro's filings with the various securities regulatory authorities;

(d)	changes in production estimates or recommendations by research analysts who track the Company's equity securities or the securities of other companies in the gold mining sector;

(e)	changes in general economic conditions and the overall condition of the financial markets;

(f)	the number of Common Shares to be publicly traded, including upon issuance of convertible-securities of the Company;

(g)	the arrival or departure of key personnel;

(h)	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

(i)	the factors listed herein under the "Cautionary Note regarding Forward-Looking Information and Risks".

Issuance of a significant number of equity securities in the public markets could depress the market price of the Common Shares

The Company in the future may need to sell additional equity. The sale of a significant number of Common Shares or other equity-related securities in the public markets by the Company or by the Company's significant Common Shareholders could depress the market price of the Common Shares. In addition, the issuance of equity securities by the Company will cause investors to suffer dilution of their voting power and Banro may experience dilution in its earnings per Common Share, if any. The Company cannot predict the effect that futures sales or issuances of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of Common Shares or by hedging or arbitrage trading activity.

Risk Factors Relating to the New Senior Secured Notes

The New Senior Secured Notes Indenture contains significant restrictions that limit the Company's operating and financial flexibility

The New Senior Secured Notes Indenture contains covenants that, among other things, limit Banro's ability to:

(a)	incur additional indebtedness;

(b)	make certain investments;

(c)	enter into any joint venture agreement with respect to certain investments;

(d)	transfer or sell certain investments; and

(e)	enter into certain gold stream agreements, gold forward sales or similar types of transactions.

All of these restrictions may limit the Company’s ability to execute its business strategy.

Despite the Company's current level of indebtedness, Banro may still incur significantly more debt

The Company may incur significant additional indebtedness in the future. Although the New Senior Secured Notes Indenture will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be significant. If the Company incurs any additional indebtedness that ranks equally with the New Senior Secured Notes, subject to collateral arrangements, the holders of that debt will be entitled to share rateably with holders of the New Senior Secured Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of the Company. If new debt is added to the Company's current debt levels, related risks that the Company now faces could intensify.

The Company may not generate cash flow sufficient to service all of its obligations

The Company's ability to make payments on its indebtedness, including the New Senior Secured Notes, and to fund its operations, working capital and capital expenditures, depends on its ability to generate cash in the future. Its cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond the Company's control. The Company's business may not generate cash flow in an amount sufficient to enable it to pay the interest on, or to repay, its indebtedness, including the New Senior Secured Notes, or to fund its other liquidity needs. Banro may need to refinance all or a portion of its indebtedness, including the New Senior Secured Notes, on or before maturity. Banro's ability to refinance its indebtedness or obtain additional financing will depend on, among other things:

(a)	its financial condition at the time;

(b)	restrictions in its indentures and loan agreements; and

(c)	other factors, including the condition of the financial markets or the gold market.

As a result, the Company may not be able to refinance any of its indebtedness, including the New Senior Secured Notes, on commercially reasonable terms, or at all. If the Company does not generate sufficient cash flow from operations, and additional borrowings or refinancing or proceeds of asset sales are not available to the Company, it may not have sufficient cash to enable it to meet all of its obligations, including payments on the New Senior Secured Notes.

The New Senior Secured Notes are structurally subordinated to the indebtedness of the Company's subsidiaries that are not guarantors of the Notes

Holders of the New Senior Secured Notes will not have any claim as a creditor against any of the Company's existing or future subsidiaries that are not guarantors to the New Senior Secured Notes. As a result, all indebtedness and other liabilities, including trade payables, of non-guarantor subsidiaries, whether secured or unsecured, will have to be satisfied before any of the assets of non-guarantor subsidiaries would be available for distribution to the Company, upon liquidation or otherwise, to meet its obligations with respect to the New Senior Secured Notes.

The RFW-Gramercy Gold Forward and the Existing Gramercy Gold Forward, will be effectively senior to the New Senior Secured Notes to the extent of the value of the collateral securing such indebtedness on a first-priority basis

The New Senior Secured Notes will be secured with a second priority senior secured lien, ranking junior in right of payment to the RFW-Gramercy Gold Forward and the Existing Gramercy Gold Forward. If the Company is declared bankrupt, becomes insolvent or is liquidated or reorganized, the RFW-Gramercy Gold Forward and the Existing Gramercy Gold Forward will be entitled to be paid from the Company's present and after acquired assets before any payment may be made with respect to the New Senior Secured Notes. Holders of the New Senior Secured Notes will participate rateably in the Company's remaining assets with all holders of other indebtedness that is deemed to rank equally with the New Senior Secured Notes, based upon the respective amounts owed to each holder or creditor. If any of the foregoing events occur, there may be insufficient assets to pay the full amounts due on the New Senior Secured Notes.

The value of the collateral may not be sufficient to satisfy the Company's obligations under the New Senior Secured Notes

No appraisal of the value of the collateral has been made and the fair market value of the collateral is subject to fluctuations based on factors that include, among others, general economic conditions. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time, the timing and the manner of the sale and availability of buyers. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of foreclosure, liquidation, bankruptcy or similar proceeding, the collateral may not be sold in a timely or orderly manner and the proceeds from any sale or liquidation of the collateral may not be sufficient to pay the Company's obligations under the New Senior Secured Notes.

The Company may be unable to purchase the New Senior Secured Notes in the event of a change of control or upon a mandatory redemption

Upon the occurrence of a change of control, as defined in the New Senior Secured Notes Indenture or upon a mandatory redemption, the Company will be required in certain circumstances to make an offer to purchase the New Senior Secured Notes at prices set forth in the New Senior Secured Notes Indenture. The Company may not have available funds to pay the purchase price at the time of such an event.

No market for the New Senior Secured Notes

There is currently no market through which the New Senior Secured Notes may be sold. There can be no assurance that a secondary market for trading in the New Senior Secured Notes will develop or that any secondary market that does develop will continue. In addition, New Senior Secured Notes in principal amount of less than US$1,000 may be highly illiquid.

Changes in the Company's credit rating or the credit markets could adversely affect the price of the New Senior Secured Notes

The trading price of the New Senior Secured Notes depends on many factors, including:

(a)	the Company's credit rating with any credit rating agency;

(b)	the prevailing interest rates being paid by other companies similar to Banro;

(c)	the Company's financial condition, financial performance and future prospects; and

(d)	the overall condition of the gold and financial markets.

The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the New Senior Secured Notes.

The Company is unsure that credit rating agencies will provide or maintain their credit rating on the New Senior Secured Notes. A negative change in the rating could have an adverse effect on the New Senior Secured Notes.

Third Party Credit/Contractual Risks

Banro is or may be exposed to third party credit/contractual risk relating to obligations of BGB. Banro has, through the conditions of the Arrangement Agreement and the terms and conditions of the Assignment and Assumption Agreement, attempted to ensure that the liabilities and obligations relating to the New Senior Secured Notes Indenture are transferred to and assumed by BGB, and that Banro is released from any such obligations. However, where such transfers or releases are not effective or are not obtained, Banro is subject to third party credit/contractual risk relating to the obligations of BGB. Such third party liabilities for which Banro may become liable could have a material adverse effect on the business, financial conditions and results of operation of Banro.

In certain circumstances, a court could void the New Senior Secured Notes and/or the Note Guarantees, and if that occurs, a Noteholder may not receive any payments on the New Senior Secured Notes

Canadian and U.S. federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the New Senior Secured Notes and the incurrence of the Note Guarantees. Other jurisdictions in which the guarantors are organized could have similar laws that could cause a guarantee to be voided.

Under Canadian federal bankruptcy laws and comparable provisions of provincial fraudulent conveyance and preferential legislation, payment of money or transfers of property made to a creditor or third party can be attacked as a fraudulent conveyance or preference in circumstances where the party making the payment was insolvent or on the verge of insolvency at the time it entered into the obligation to pay or entered into the obligation to pay with the intent to hinder, delay or defraud its creditors. Accordingly, any payment made by such an insolvent person pursuant to its guarantee or otherwise could be voided and required to be returned to the person or a fund for the benefit of the creditors of the person in the event that it is determined to be a fraudulent conveyance or preference.

Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the New Senior Secured Notes or the Note Guarantees could be voided as a fraudulent transfer or conveyance if the Company or any of the guarantors, as applicable, (a) issued the New Senior Secured Notes or incurred the Note Guarantee with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the New Senior Secured Notes or incurring the Note Guarantee and, in the case of (b) only, one of the following is also true at the time thereof:

•	the Company or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the New Senior Secured Notes or the incurrence of the Note Guarantee;

•

the issuance of the New Senior Secured Notes or the incurrence of the Note Guarantee left the Company or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	the Company or any of the guarantors intended to, or believed that the Company or such guarantor would, incur debts beyond the Company’s or the guarantor’s ability to pay as they mature; or

•

the Company or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against it or the guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent the guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the New Senior Secured Notes.

The Company cannot be certain as to the standards a court would use to determine whether or not the Company or the guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the New Senior Secured Notes or the Note Guarantee would be subordinated to Banro’s or any of the guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the New Senior Secured Notes or the incurrence of a Note Guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the New Senior Secured Notes or that Note Guarantee, could subordinate the New Senior Secured Notes or that Note Guarantee to presently existing and future indebtedness of the Company or of the related guarantor or could require the Noteholders to repay any amounts received with respect to that Note Guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, a Noteholder may not receive any repayment on the New Senior Secured Notes. Further, the avoidance of the New Senior Secured Notes could result in an event of default with respect to the Company and its subsidiaries’ other debt that could result in acceleration of that debt.

Although each Note Guarantee will contain a provision intended to limit such guarantor’s liability to the maximum amount that it could incur without causing the Note Guarantee to be a fraudulent transfer, this provision may not be effective to protect the Note Guarantee from being voided under fraudulent transfer law, or may reduce such guarantor’s obligation to an amount that effectively makes its guarantee worthless.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the New Senior Secured Notes to other claims against the principle of equitable subordination if the court determines that (1) the Noteholders engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to the Company’s other creditors or conferred an unfair advantage upon the Noteholders and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

CERTAIN LEGAL AND TSX MATTERS

Court Approval

On February 22, 2017, the Company obtained the Interim Order providing for the calling, holding and conducting of the Common Shareholders' Meeting, the Noteholders' Meeting and the Preference Shareholders' Meeting among other procedural matters. Copies of the Interim Order and the Notice of Hearing of Application are attached as Appendix G to this Circular.

If the Noteholders' Arrangement Resolution, the Preference Shareholders' Arrangement Resolution, the Common Shareholders' Issuance Resolution, the Common Shareholders' Recapitalization Resolution and the Common Shareholders' Rights Plan Termination Resolution are approved at the Meetings, the Company will apply for the Final Order. Subject to the foregoing, the Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m. (Toronto time), on April 6, 2017, or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as the Court may direct, at the courthouse located at 330 University Avenue, Toronto, Ontario, Canada.

At the hearing, any Noteholder, Preference Shareholder or other interested party desiring to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. Although the authority of the Court is very broad under the CBCA, the Company has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct. The Court's approval is required for the Arrangement to become effective.

Under the terms of the Interim Order any person desiring to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order is required to file with the Court and deliver to the Company's legal counsel at the address set out below by no later than April 4, 2017 a notice of appearance (a Notice of Appearance), as well as satisfy any other requirements of the Court. Persons who wish to participate in or be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

Any Notice of Appearance and supporting materials must be delivered, within the time required, to the Company's legal counsel at the following address:

Norton Rose Fulbright Canada LLP
200 Bay Street, Royal Bank Plaza
South Tower, Suite 3800
Toronto, Ontario
M5J 2Z4

Attention:	Tony Reyes
Email:	tony.reyes@nortonrosefulbright.com

Canadian Securities Law Matters

As more particularly set out below, the rules of the TSX and applicable Canadian securities laws, as the case may be, and not applicable corporate law, require Common Shareholder approval of the Common Shareholders' Issuance Resolution and Common Shareholders' Recapitalization Resolution.

MI 61-101

As a reporting issuer in each of the provinces of Canada other than Quebec, the Company is subject to applicable securities laws of such provinces. The securities regulatory authority in the Province of Ontario has adopted MI 61-101, which regulates transactions that raise the potential for conflicts of interest.

MI 61-101 regulates certain types of transactions to ensure fair treatment of security holders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other security holders. If MI 61-101 applies to a proposed transaction of a reporting issuer, then enhanced disclosure in documents sent to security holders, the approval of security holders excluding, among others, "interested parties" (as defined in MI 61-101), and a formal valuation prepared by an independent and qualified valuator, are all mandated (subject to certain exemptions).

The protections afforded by MI 61-101 apply to, among other transactions, "related party transactions" (as defined in MI 61-101) which include issuances of securities to "related parties" of the issuer (as defined in MI 61-101).

The Directors and the senior Officers of the Company, any Person that has beneficial ownership of, or control or direction over, directly or indirectly, or a combination of beneficial ownership of, and control or direction over, directly or indirectly, more than 10% of the Common Shares, and the directors or senior officers of such Persons are all related parties of the Company for the purposes of MI 61-101. Pursuant to MI 61-101, the Recapitalization will be considered a "related party transaction" within the meaning of MI 61-101 as, among other things (i) certain related parties of the Company hold Existing Notes, Preference Shares, Exchangeable Preferred Shares which will be exchanged for New Senior Secured Notes and/or Common Shares under the Recapitalization; (ii) certain related parties of the Company are lenders under the Term Loan and will receive New Senior Secured Notes and/or Common Shares in connection with the Term Loan Exchange Agreement; (iii) the Recapitalization will include an extension of the maturity dates of the Dore Loan; and (iv) certain related parties of the Company will purchase the RFW-Gramercy Gold Forward, each as further described in this Circular.

Formal Valuation Exemption

The Company is relying on the financial hardship exemption from the requirement to obtain a formal valuation in connection with the Recapitalization, pursuant to Section 5.5(g) of MI 61-101, based on the following: (i) the Company is in serious financial difficulty, (ii) the Recapitalization is designed to improve the financial position of the Company, (iii) the Company is not currently bankrupt or insolvent, (iv) Section 5.5(f) of MI 61-101 is not applicable in connection with the Recapitalization; (v) the Company has one or more independent directors in respect of the Recapitalization; and (vi) the Board and at least two-thirds of such independent directors, acting in good faith, have determined that items (i) and (ii) above apply and that the terms of the Recapitalization are reasonable in the circumstances of the Company.

Prior Valuation

During the previous 24 months, no prior valuations have been made in respect of the Company relating to any securities of the Company which would require disclosure in accordance with Section 6.8 of MI 61-101.

Prior Offer

During the previous 24 months, the Company has not received any prior formal offers relating to the Existing Notes or the Preference Shares, or other offers that are otherwise relevant to the Recapitalization.

Minority Shareholder Approval

MI 61-101 requires that, in addition to any other required securityholder approval, a related party transaction is subject to "minority approval" (as defined in MI 61-101) of every class of "affected securities" (as defined in MI 61-101) of the issuer. As a result, the Common Shareholders' Recapitalization Resolution will require the affirmative vote of a simple majority of the votes cast by all Common Shareholders, present in person or represented by proxy at the Common Shareholders' Meeting, other than with respect to Common Shares beneficially owned, or over which control or direction is exercised, by: (i) Banro, (ii) "interested parties" (as defined in MI 61-101), (iii) any related party of an interested party, and (iv) any person that is a "joint actor" (as defined in MI 61-101) with any Person under (ii) or (iii) above.

The Common Shares are "affected securities" in connection with the Recapitalization, for purposes of MI 61-101.

Based on the foregoing, to the knowledge of the Company after reasonable inquiry, as at the date hereof, the votes of the following persons are required to be excluded for purposes of "minority approval" of the Common Shareholders' Recapitalization Resolution in accordance with MI 61-101:

Name	Number of Common Shares Beneficially Owned, or Controlled or Directed	Percentage of Outstanding Common Shares
Gramercy	8,294,250	2.73%(1)
RFW	50,000,000	16.48%(2)
Donat K. Madilo	20,000	0.01%
Total	58,314,250	19.22%

Notes:

(1)

Currently, Gramercy has control or direction over (a) 8,294,250 Common Shares, (b) warrants to acquire 18,300,000 Common Shares, and (c) Exchangeable Preferred Shares which are exchangeable for 33,743,234 Common Shares, representing an aggregate of approximately 16.97% of the Company’s currently issued and outstanding Common Shares (assuming Gramercy exchanges all of its Exchangeable Preferred Shares and exercises all of its warrants pursuant to the terms thereof).

(2)

Currently, RFW has control or direction over (a) 50,000,000 Common Shares, (b) warrants to acquire 7,500,000 Common Shares, and (c) Exchangeable Preferred Shares which are exchangeable for 29,256,766 Common Shares, representing an aggregate of approximately 25.50% of the Company’s currently issued and outstanding Common Shares (assuming RFW exchanges all of its Exchangeable Preferred Shares and exercises all of its warrants pursuant to the terms thereof). RFW is currently limited in its ability to exchange all of its Exchangeable Preferred Shares for Common Shares without Common Shareholder approval if such exchange would result in RFW holding 20% or more of the Company’s then issued and outstanding Common Shares.

Additional Information Required Under MI 61-101

In addition to the disclosure elsewhere in this Circular, MI 61-101 requires that certain additional information be provided in connection with a related party transaction, as set out below.

The following table states the Common Shares, Existing Notes, Exchangeable Preferred Shares, Series A Preference Shares, Series B Preference Shares, stock options and warrants (including the percentage of the total outstanding of such securities) beneficially owned or controlled, directly or indirectly, as of the date hereof, by each Director and Officer of the Company and, after reasonable enquiry, by each associate or affiliate of the Company, each insider of the Company (other than a Director or Officer of the Company), each associate or affiliate of an insider of the Company, and each person acting jointly or in concert with the Company:

Name	Number of Common Shares (% of outstanding)	Principal Amount of Existing Notes (% of outstanding)	Exchangeable Preferred Shares (% of outstanding)	Number of Series A Preference Shares (% of outstanding)	Number of Series B Preference Shares (% of outstanding)	Number of Stock Options (% of outstanding)	Number of Warrants (% of outstanding)
Richard W. Brissenden	-	-		-	-	975,000 (5.82%)	-
John A. Clarke	808,000 (0.26%)	-		-	-	2,100,000 (12.53%)	-
Maurice J. Colson	150,000 (0.05%)	-		-	-	575,000 (3.43%)	-
Peter N. Cowley	-	-		-	-	575,000 (3.43%)	-
Mick C. Oliver	-	-		-	-	375,000 (2.24%)	-
Derrick H Weyrauch .	-	-		-	-	475,000 (2.83%)	-
Daniel K. Bansah	-	-		-	-	1,075,000 (6.42%)	-
Geoffrey G. Farr	51,998 (0.02%)	-		-	-	1,675,000 (10.00%)	-
Arnold T. Kondrat	1,391,048 (0.47%)	-		-	-	975,000 (5.82%)	-
Donat K. Madilo	20,000 (0.01%)	US$150,000 (0.09%)		-	-	1,625,000 (9.70%)	7,200 (0.02%)
Désire Sangara	-	-		-	-	740,000 (4.42%)	-
RFW(1)	50,000,000 (16.48%)	US$40,000,000 (22.86%)	20,000(2) (46.44%)	-	-	-	7,500,000 (21.93%)
Gramercy(3)	8,294,250 (2.73%)	US$72,013,000 (41.15%)	23,066.96(4) (53.56%)	-	-	-	18,300,000 (53.51%)

Notes:

(1)	RFW also holds US$11,250,000 of the principal amount of the Term Loan (50% of the outstanding Term Loan) and US$10,000,000 of the principal amount of the Dore Loan (100% of the outstanding Dore Loan).
(2)

The Exchangeable Preferred Shares held by RFW are exchangeable for 29,256,766 Common Shares. RFW is currently limited in its ability to exchange all of its Exchangeable Preferred Shares for Common Shares without Common Shareholder approval if such exchange would result in RFW holding 20% or more of the Company’s then issued and outstanding Common Shares.

(3)	Gramercy also holds US$11,250,000 of the principal amount of the Term Loan (50% of the outstanding Term Loan).
(4)	The Exchangeable Preferred Shares held by Gramercy are exchangeable for 33,743,234 Common Shares.

The information as to security holdings of Persons in the above table, not being within the knowledge of the Company, has been obtained by the Company from public filings on the System for Electronic Disclosure by Insiders and, as applicable, SEDAR.

If the Recapitalization is effected, the Persons in the above table would be treated identically to the other securityholders of the same class and would not receive any direct or indirect benefit as a result of voting in favour of the Recapitalization that is different than the other securityholders of the same class.

The Company has not purchased Common Shares or any other of its securities during the twelve-month period prior to the date hereof. The only securities sold by the Company in the twelve-month period prior to the entering into of the Support Agreement, other than securities sold pursuant to the exercise of employee stock options, warrants and conversion rights, are as follows:

1.

On February 26 2016, the Company sold, by private placement, 50,000,000 Common Shares and 2,500,000 warrants for total gross proceeds of US$8,750,000. Each warrant entitles the holder to purchase one Common Share at a price of US$0.2275 for a period of three years. The purpose of this transaction was to raise funds for the Company.

2.

On February 26 2016, the Company issued 10,000,000 warrants to the Term Loan lenders in connection with the Term Loan. Each warrant entitles the holder to purchase one Common Share at a price of US$0.2275 for a period of three years. The purpose of this transaction was to raise funds for the Company.

Except as otherwise disclosed in the AIF or pursuant to the TSX's policies, the CBCA or the Existing Notes Indenture, there are no restrictions on the Company that would prevent it from paying a dividend or distribution. However, the Company does not currently have a dividend or distribution policy in place. During the 2 years preceding the date hereof, the Company has paid the following dividends:

1.

In 2015, the Company and BGB declared the following cash dividends on the Series A Preference Shares and Barbados Preferred Shares, respectively: US$0.57 per share (paid on March 23, 2015), US$0.67 per share (paid on June 4, 2015), US$0.68 per share (paid on June 4, 2015) and US$0.75 per share (paid on July 1, 2015).

2.

In 2015, NBL and TBL declared the following cash dividends on the Exchangeable Preferred Shares: US$20.16 per share (paid on June 1, 2015), US$20.16 per share (paid on August 31, 2015) and US$19.95 per share (paid on November 30, 2015).

3.

In 2016, the Company declared the following cash dividends on the Series A Preference Shares: US$0.71 per share (paid on April 13, 2016), US$0.72 per share (paid on May 30, 2016), US$0.735 per share (paid on May 30, 2016), US$0.70 per share (paid on June 28, 2016) and US$0.80 per share (paid on September 27, 2016).

4.

In 2016, BGB declared the following cash dividends on the Barbados Preferred Shares, respectively: US$0.71 per share (paid on April 11, 2016), US$0.72 per share (paid on July 1, 2016), US$0.735 per share (paid on September 27, 2016) and US$0.755 per share (paid on September 27, 2016).

5.

In 2016, NBL and TBL declared the following cash dividends on the Exchangeable Preferred Shares: US$20.16 per share (paid on February 29, 2016), US$20.16 per share (paid on May 30, 2016), US$20.16 per share (paid on August 31, 2016) and US$19.95 per share (paid on December 5, 2016).

Issuance and Resale of Securities Received in the Recapitalization

The New Senior Secured Notes and Common Shares to be issued by the Company in exchange for the Existing Notes and the Common Shares to be issued by the Company in exchange for the Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares pursuant to the Arrangement will: (i) be exempt from the prospectus requirements under applicable Canadian securities laws; and (ii) will generally be "freely tradeable" under applicable Canadian securities laws in force in Canada if the following conditions (as specified in NI 45-102) are satisfied: (A) the Company is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (B) the trade is not a control distribution (as defined in NI 45-102); (C) no unusual effort is made to prepare the market or to create a demand for the Common Shares or New Senior Secured Notes that are the subject of the trade; (D) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (E) if the selling securityholder is an insider or officer of the Company, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

United States Securities Law Matters

Exemption from the Registration Requirements of the US Securities Act

The New Senior Secured Notes and Common Shares to be issued by the Company in exchange for the Existing Notes and the Term Loan, the Common Shares to be issued by the Company in exchange for the Preference Shares, the Exchangeable Preferred Shares and the Barbados Preferred Shares pursuant to the Arrangement, the assumption by BGB of the Company's obligations under the New Senior Secured Notes pursuant to the Arrangement, and the Guarantee and the Note Guarantees to be provided pursuant to the Arrangement will not be registered under the US Securities Act or the securities laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from registration provided by Section 3(a)(10) of the US Securities Act, on the basis of the approval of the Court, and similar or other exemptions from registration provided under applicable state securities laws. Section 3(a)(10) of the US Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the registration requirements of the US Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on February 22, 2017 and, subject to the approval of the Arrangement, a hearing on the Arrangement will be held on April 6, 2017. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof with respect to the New Senior Secured Notes and Common Shares to be issued by the Company in exchange for the Existing Notes and the Term Loan, Common Shares to be issued by the Company in exchange for the Preference Shares, the Exchangeable Preferred Shares and the Barbados Preferred Shares pursuant to the Arrangement, the assumption by BGB of the Company's obligations under the New Senior Secured Notes pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees pursuant to the Arrangement.

Resales of the New Senior Secured Notes and the Common Shares

The New Senior Secured Notes and Common Shares to be issued by the Company in exchange for the Existing Notes and the Term Loan and the Common Shares to be issued by the Company in exchange for the Preference Shares, the Exchangeable Preferred Shares and the Barbados Preferred Shares pursuant to the Arrangement will be freely transferable under United States federal securities laws, except by persons who are "affiliates" of the Company after the Effective Date, or were "affiliates" of the Company within 90 days prior to the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as 10% of greater shareholders of the issuer. Any resale of the New Senior Secured Notes or the Common Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the US Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell the New Senior Secured Notes and the Common Shares outside the United States without registration under the US Securities Act pursuant to Regulation S promulgated under the US Securities Act. In addition, such affiliates (and former affiliates) may also resell the New Senior Secured Notes and the Common Shares pursuant to Rule 144 under the US Securities Act, if available, which requires the availability of current public information regarding the Company and compliance with the volume and manner of sale limitations, and notice filing requirements of Rule 144 under the US Securities Act and such affiliates (and former affiliates) may also resell the New Senior Secured Notes inside the United States in accordance with the provisions of Rule 144A under the US Securities Act.

TSX Matters

On February 17, 2017, the TSX conditionally approved (subject to customary conditions) (i) the listing of 795,095,784 Common Shares under the Recapitalization and (ii) the Consolidation.

Share Issuance Requirements

The TSX regulates the issuance or potential issuance of listed securities, such as the potential issuance of the Common Shares pursuant to the terms of the Plan of Arrangement. Section 604 of the TSX Company Manual, requires securityholder approval in a number of instances including: (i) where an issuance of listed securities will "materially affect control"; or (ii) where a transaction has not been negotiated at arm's length and provides, during any six-month period, consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer. Likewise, the TSX generally requires securityholder approval pursuant to section 607; (iii) where the issuance of listed securities would exceed 25% of the then issued and outstanding securities; or (iv) where the number of listed securities issuable to insiders during any six month period exceeds 10% of the then issued and outstanding number of Common Shares. Moreover, Section 501(c) of the TSX Company Manual requires securityholder approval if the value of the consideration to be received by the insiders or other related parties of the issuer exceeds 10% of the market capitalization of the issuer.

Pursuant to the Plan of Arrangement:

1

an aggregate of 100,645,036 Common Shares (representing approximately 33.16% of the currently issued and outstanding Common Shares), along with New Senior Secured Notes, will be issued to the Noteholders in exchange for their Existing Notes (including RFW in respect of the Cash Election Notes), on the basis of 575.11449 Common Shares per US$1,000 principal amount of the New Senior Secured Notes (rounded down without consideration to the nearest whole Common Share);

2

an aggregate of 681,510,672 Common Shares (representing approximately 224.56% of the currently issued and outstanding Common Shares) will be issued to the holders of Series A Preference Shares, Exchangeable Preferred Shares and Barbados Preferred Shares in exchange for the outstanding Series A Preference Shares, Exchangeable Preferred Shares and Barbados Preferred Shares, respectively, based on the applicable Mezzanine Exchange Ratio; and

3

an aggregate of 12,940,076 Common Shares (representing approximately 4.26% of the currently issued and outstanding Common Shares), along with New Senior Secured Notes, will be issued to the holders of the Term Loan in exchange for their interest in the Term Loan, on the basis of 575.11449 Common Shares per US$1,000 principal amount of the New Senior Secured Notes (rounded down without consideration to the nearest whole Common Share) .

In the aggregate, a maximum of 795,095,784 Common Shares (representing approximately 261.99% of the currently issued and outstanding Common Shares) may be issued pursuant to the Plan of Arrangement. As a result of the Common Share issuances pursuant to the Plan of Arrangement, each of RFW and Gramercy will hold more than 20% of the outstanding Common Shares, on both a diluted and undiluted basis, and will "materially affect control" of the Company. Any holder of more than 20% of the outstanding Common Shares would also be subject to TSX and regulatory requirements associated with holding that percentage of a company's common shares.

In addition, as a result of the Common Share issuances pursuant to the Plan of Arrangement, each of Gramercy, RFW and BlackRock is expected to hold more than 10% of the outstanding Common Shares, on both a diluted and undiluted basis. Any holder of more than 10% of the outstanding Common Shares would also be subject to TSX and regulatory requirements associated with holding that percentage of a company's common shares.

Based on publicly available information, to the knowledge of the Company, upon completion of the Arrangement, RFW, Gramercy and BlackRock will hold the following Common Shares, assuming no other securities exercisable or convertible into Common Shares are converted or exercised:

Name of Common Shareholder	Number and Percentage of Common Shares as at February 27, 2017	Number and Percentage of Common Shares as of the Effective Date upon completion of the Arrangement
		Minimum	Maximum(1)
Gramercy	8,294,250 (2.73%)	334,090,531 (30.41%)	334,090,531 (30.41%)
RFW	50,000,000 (16.48%)	328,138,919 (29.87%)	353,902,322 (32.21%)
BlackRock	18,408,000 (6.07%)	150,547,371 (13.70%)	150,547,371 (13.70%)

Notes:

(1)	The maximum number and percentage of Common Shares of the Effective Date upon completion of the Arrangement assume the entire Cash Election is taken up.

The Arrangement triggers the requirement under the TSX rules for approval of the Common Shareholders' Issuance Resolution and Common Shareholders' Recapitalization Resolution from a majority of the votes cast by Common Shareholders present in person or represented by proxy at the Common Shareholders’ Meeting as the Arrangement will result in the issuance of Common Shares (i) that is greater than 25% of the number of Common Shares currently issued and outstanding, (ii) to insiders of the Company that is greater than 10% of the number of Common Shares currently issued and outstanding, and (iii) that will materially affect the control of the Company as the Arrangement could result in a new holding of more than 20% of the Common Shares and because the value of the consideration to be received by the insiders or other related parties of the Company exceeds 10% of the market capitalization of the Company. Pursuant to the TSX rules, the votes of insiders who hold Affected Instruments will be excluded from the Common Shareholders’ Issuance Resolution and Common Shareholders' Recapitalization Resolution.

To the knowledge of the Company, the Common Shareholders whose Common Shares are required to be excluded from the vote on the Common Shareholders' Issuance Resolution and Common Shareholders' Recapitalization Resolution are set out in the table below:

Name	Number of Common Shares (% of outstanding)	Principal Amount of Existing Notes (% of outstanding)	Exchangeable Preferred Shares (% of outstanding)	Number of Series A Preference Shares (% of outstanding)	Number of Series B Preference Shares (% of outstanding)	Number of Stock Options (% of outstanding)	Number of Warrants (% of outstanding)
RFW(1)	50,000,000 (16.48%)	US$40,000,000 (22.86%)	20,000(2) (46.44%)	-	-	-	7,500,000 (21.93%)
Gramercy(3)	8,294,250 (2.73%)	US$72,013,000 (41.15%)	23,066.96(4) (53.56%)	-	-	-	18,300,000 (53.51%)
Donat K. Madilo	20,000 (0.01%)	US$150,000 (0.09%)		-	-	1,625,000 (9.70%)	7,200 (0.02%)
Total	58,314,250 (19.22%)	US$112,163,000 (64.10%)	43,066.96 (100%)	-	-	1,625,000 (9.70%)	25,807,200 (75.46%)

Notes:

(1)	RFW also holds US$11,250,000 of the principal amount of the Term Loan (50% of the outstanding Term Loan) and US$10,000,000 of the principal amount of the Dore Loan (100% of the outstanding Dore Loan).
(2)

The Exchangeable Preferred Shares held by RFW are exchangeable for 29,256,766 Common Shares. RFW is currently limited in its ability to exchange all of its Exchangeable Preferred Shares for Common Shares without Common Shareholder approval if such exchange would result in RFW holding 20% or more of the Company’s then issued and outstanding Common Shares.

(3)	Gramercy also holds US$11,250,000 of the principal amount of the Term Loan (50% of the outstanding Term Loan).
(4)	The Exchangeable Preferred Shares held by Gramercy are exchangeable for 33,743,234 Common Shares.

The securities held by Gramercy represent an aggregate of 16.58% of the issued and outstanding Common Shares (assuming Gramercy exchanges all of its Exchangeable Preferred Shares and exercises all of its warrants). The securities held by RFW represent an aggregate of 22.23% of the issued and outstanding Common Shares (assuming RFW exchanges all of its Exchangeable Preferred Shares and exercises all of its warrants). The securities held by Donat K. Madilo represent less than 1% of the issued and outstanding Common Shares.

UNAUDITED PRO FORMA INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of US Dollars)			Recapitalization &
		Adjustments	Gold Forward	Pro Forma
			Purchase
	30-Sep-2016		Agreement	30-Sep-2016
ASSETS
Current Assets
Cash and cash equivalents	9,487	(5,947)	41,116	44,656
Restricted cash	10,079	(8,678)	-	1,401
Trade and other receivables	22,701	-	-	22,701
Prepaid expenses and deposits	11,882	-	-	11,882
Inventories	56,705	-	-	56,705
	110,854	(14,625)	41,116	137,345
Non-Current Assets
Inventories	4,115	-	-	4,115
Property, plant and equipment	637,263	-	-	637,263
Exploration and evaluation	146,522	-	-	146,522
	787,900	-	-	787,900
TOTAL ASSETS	898,754	(14,625)	41,116	925,245

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current Liabilities
Trade and other payables	73,473	(1,549)	(286)	71,638
Deferred revenue	11,457	-	-	11,457
Bank loans	12,208	-	-	12,208
Other liabilities	4,885	-	-	4,885
Derivative instruments - mark-to-market	13,760	-	-	13,760
Long-term debt	194,543	-	(194,543)	-
Preference shares	42,270	-	(42,270)	-
	352,596	(1,549)	(237,099)	113,948
Non-Current Liabilities
Deferred revenue	97,086	-	-	97,086
Other liabilities	5,124	-	-	5,124
Derivative instruments - mark-to-market	5,015	-	45,000	50,015
Provision for closure and reclamation	8,370	-	-	8,370
Long-term debt	10,000	-	181,598	191,598
Preference shares	33,607	(484)	(33,123)	-
	159,202	(484)	193,475	352,193
TOTAL LIABILITIES	511,798	(2,033)	(43,624)	466,141
Shareholders' Equity
Share capital	526,987	-	111,314	638,301
Warrants	13,356	-	(13,252)	104
Contributed surplus	43,807	-	13,252	57,059
Deficit	(197,194)	(12,592)	(26,574)	(236,360)
	386,956	(12,592)	84,740	459,104
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	898,754	(14,625)	41,116	925,245

Notes to the Unaudited Pro Forma Interim Condensed Consolidated Statement of Financial Position

1	Basis of Presentation

The following events and transactions, as described in notes 2, 3 and 4 below, are further described in more detail elsewhere in this Circular.

This unaudited pro forma interim condensed consolidated statement of financial position of the Company is derived from the unaudited interim condensed consolidated statement of financial position of the Company as at September 30, 2016. This unaudited pro forma interim condensed consolidated statement of financial position is intended to reflect the consolidated financial position of the Company as at September 30, 2016 after giving effect to the following events and transactions included in notes 2, 3 and 4, as if such events and transactions had occurred on September 30, 2016.

Other than those events and transactions described below, this unaudited pro forma interim condensed consolidated statement of financial position does not give effect to events and transactions occurring after September 30, 2016.

This unaudited pro forma interim condensed consolidated statement of financial position should be read in conjunction with the Annual Financial Statements and the unaudited interim condensed consolidated financial statements and the related management’s discussion and analysis incorporated by reference in this Circular.

The Plan of Arrangement is subject to possible amendment and approval. If the Plan of Arrangement is approved, the events and transactions will be accounted for on the basis of events and circumstances at the Effective Date. This unaudited pro forma interim condensed consolidated statement of financial position is based on currently available information and on certain assumptions management of the Company believes are reasonable under the circumstances. Some assumptions may not materialize and events and circumstances occurring subsequent to the date hereof on which the unaudited pro forma interim condensed consolidated statement of financial position has been prepared may be different from those assumed or anticipated, and thus may materially affect amounts disclosed in this unaudited pro forma interim condensed consolidated statement of financial position. In accordance with the required accounting for the refinancing of the Existing Notes and Term Loan and settlement of the Preference Shares, Barbados Preferred Shares and Exchangeable Preferred Shares, the fair value of common equity securities issued as part of the Recapitalization will be measured at their fair value on the Effective Date. This requirement may result in a per Common Share amount different from the US$0.140 assumed in the unaudited pro forma interim condensed consolidated statement of financial position and that difference may be material. For purposes of determining the fair value of the common shares issued for the Recapitalization within the unaudited pro forma interim condensed consolidated statement of financial position, the closing Common Share price of US$0.140 per Common Share on February 24, 2017 was used in the calculation. Additionally, this unaudited pro forma interim condensed consolidated statement of financial position does not purport to represent what the Company’s actual consolidated statement of financial position will be following the Recapitalization or represent what the actual fair value of the Company’s assets, liabilities or shareholders’ equity will be at the Effective Date.

2	Adjustments

(a)	recognize the payment of US$10.8 million interest on the Existing Notes to April 14, 2017 from cash and restricted cash;

(b)	recognize the payment of US$1.6 million for the Barbados Preferred Dividend Payment to April 14, 2017 from cash;

(c)	recognize the payment of US$1.2 million interest on the Term Loan to April 14, 2017 from cash;

(d)	recognize the payment of US$0.9 million Exchangeable Preferred Shares Dividend Payment to April 14, 2017 from cash; and

(e)	recognize the payment of US$0.2 million interest on the Interim Loan to April 14, 2017 from cash.

3	Recapitalization

In conjunction with the filing of the Plan of Arrangement, certain amounts classified as “Current and Non-Current Liabilities” are subject to extension and recapitalization. As such:

(a)

the book value of the Existing Notes of US$185.7 million, consisting of the Existing Notes of US$172.4 million and associated warrants of US$13.3 million, has been eliminated on extinguishment in exchange for New Senior Secured Notes and Common Shares. New Senior Secured Notes of US$160.9 million, representing a gross value of US$175.0 million net of the new equity value, which is share capital of US$14.1 million has been recognized for the resulting issuance of 100,645,036 Common Shares. Assuming a price of US$0.140 per Common Share, a loss on exchange of US$2.6 million has been recognized in deficit in addition to a reallocation of the US$13.3 million of associated warrants from warrants reserve to contributed surplus reserve on the unaudited pro forma interim condensed consolidated statement of financial position;

(b)

the book value of the Term Loan of US$22.1 million has been eliminated on extinguishment in exchange for New Senior Secured Notes and Common Shares. The New Senior Secured Notes of US$20.7 million, representing a gross value of US$22.5 million net of the new equity value, which is share capital of US$1.8 million has been recognized for the resulting issuance of 12,940,076 Common Shares. Assuming a price of US$0.140 per Common Share, a loss on conversion to equity of US$0.4 million has been recognized in deficit on the unaudited pro forma interim condensed consolidated statement of financial position;

(c)

the book value of Series A Preference Shares of US$3.0 million and accrued and unpaid dividends of US$0.2 million have been eliminated on extinguishment. Share capital of US$3.4 million has been recognized for the resulting issuance of 24,343,532 Common Shares. Assuming a price of US$0.140 per Common Share, a loss on conversion to equity of US$0.4 million has been recognized in deficit on the unaudited pro forma interim condensed consolidated statement of financial position;

(d)

the book value of Barbados Preferred Shares and Series B Preference Shares of US$30.2 million (US$30.6 million net of US$0.4 million reflected in the Transferred Barbados Preferred Dividend Payment) and accrued and unpaid dividends of US$1.6 million have been eliminated on extinguishment. Share capital of US$34.5 million has been recognized for the resulting issuance of 246,484,941 Common Shares. Assuming a price of US$0.140 per Common Share, a loss on conversion to equity of US$4.3 million has been recognized in deficit on the unaudited pro forma interim condensed consolidated statement of financial position;

(e)

the book value of Exchangeable Preferred Shares of US$42.3 million and accrued and unpaid dividends of US$1.5 million have been eliminated on extinguishment. Share capital of US$57.5 million has been recognized for the resulting issuance of 410,682,199 Common Shares. Assuming a price of US$0.140 per Common Share, a loss on conversion to equity of US$14.9 million has been recognized in deficit on the unaudited pro forma interim condensed consolidated statement of financial position;

(f)

in conjunction with the cancellation of the Affected Options, nil has been recognized as stock options expense and its related contributed surplus on the unaudited pro forma interim condensed consolidated statement of financial position as all Affected Options were vested;

(g)	transaction support fees of US$0.6 million and legal, advisory, regulatory, accounting and transaction fees of US$3.1 million have been allocated to expense, and recognized in deficit.

4	Gold Forward Purchase Agreement

In conjunction with the closing of the Gold Forward Purchase Agreement, a new derivative instrument – mark-to-market totalling US$45.0 million has been recognized. A portion of the proceeds of US$45.0 million will be applied to repay any outstanding amounts drawn under the Interim Loan (US$6.5 million payable as of the date hereof). The related funding fees of US$0.2 million have been allocated to expense.

BANRO AFTER THE RECAPITALIZATION

Share Capital

After the Recapitalization is implemented, the authorized share capital of the Company will consist of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series. On the Effective Date, approximately 1,098,578,120 Common Shares and no preference shares will be outstanding. Further, the Company's Shareholders’ Rights Plan and any rights issued pursuant thereto shall be terminated and cancelled and be void and of no further force or effect.

Principal Shareholders

To the knowledge of management of the Company, after giving effect to the Recapitalization there will be three Common Shareholders who beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Company carrying more than ten percent of the voting rights attached to all outstanding Common Shares of the Company as indicated in the table below.

Name of Common Shareholder	Number and Percentage of Common Shares as at February 27, 2017	Number and Percentage of Common Shares as of the Effective Date upon completion of the Arrangement
		Minimum	Maximum(1)
Gramercy	8,294,250 (2.73%)	334,090,531 (30.41%)	334,090,531 (30.41%)
RFW	50,000,000 (16.48%)	328,138,919 (29.87%)	353,902,322 (32.21%)
BlackRock	18,408,000 (6.07%)	150,547,371 (13.70%)	150,547,371 (13.70%)

Notes:

(1)	The maximum number and percentage of Common Shares of the Effective Date upon completion of the Arrangement assume the entire Cash Election is taken up.

Board of Directors

As a step to the Plan of Arrangement, the Board, immediately prior to the Effective Time, shall be deemed to have resigned and a new Board shall be deemed to have been appointed. The Board, effective as of the Effective Date, shall be initially comprised of one director acceptable to RFW, one director acceptable to Gramercy, the Chief Executive Officer of Banro and four independent directors acceptable to all of the Requisite Consenting Parties, provided that such composition complies with applicable Laws and any requirements of the TSX and NYSE. It is expected that three of the four independent directors will be comprised of existing Directors. The Company will hold its next annual meeting of shareholders at the end of the second quarter of 2017 at which point the Common Shareholders will be entitled to elect the members of the Company’s Board.

INFORMATION CONCERNING THE COMPANY

Summary Description of the Business

Banro is a Canadian gold mining company focused on production from the Twangiza gold mine in the DRC, which began commercial production September 1, 2012, and on full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Namoya mine is located in the DRC approximately 200 kilometres southwest of the Twangiza mine. The Company's longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga, each of which has mining licenses. The four projects are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.

Historical Price Range and Trading Volumes

Common Shares

The Common Shares are listed for trading on the TSX and on the NYSE, in each case under the symbol "BAA". The Common Shares commenced trading on the predecessor stock exchange to the NYSE MKT LLC on March 28, 2005 and commenced trading on the TSX on November 10, 2005. Prior to November 10, 2005, such shares traded on the TSX Venture Exchange. The following table sets forth the high and low sale prices and volume of trading of the Common Shares for the months indicated, as reported by the TSX.

	High (C$)	Low (C$)	Volume
February 2017 (to February 27)	0.230	0.175	5,929,020
January 2017	0.275	0.175	7,573,750
December 2016	0.280	0.200	3,635,948
November 2016	0.370	0.235	4,585,344
October 2016	0.420	0.325	4,769,960
September 2016	0.485	0.395	2,246,666
August 2016	0.550	0.400	4,847,822
July 2016	0.620	0.390	7,967,376
June 2016	0.425	0.355	2,666,614
May 2016	0.475	0.350	6,007,898
April 2016	0.475	0.300	5,869,453
March 2016	0.425	0.320	6,271,417
February 2016	0.435	0.225	7,909,616

On January 30, 2017, the last trading day of the Common Shares before the announcement of the proposed Arrangement, the last closing price of the Common Shares on the TSX was C$0.24.

Series A Preference Shares

The Series A Preference Shares are listed for trading on the CSE under the symbol "BAA.PR.A", such shares commenced trading on the CSE on April 25, 2013. The following table sets forth the high and low sale prices and volume of trading of the Series A Preference Shares for the months indicated, as reported by the CSE.

	High (C$)	Low (C$)	Volume
February 2017 (to February 27)	18.05	18.00	10,300
January 2017	N/A	N/A	0
December 2016	N/A	N/A	0
November 2016	12.10	12.01	100
October 2016	18.00	12.10	600
September 2016	12.01	12.01	11,300
August 2016	N/A	N/A	0
July 2016	18.00	12.00	800
June 2016	18.00	12.00	4,200
May 2016	15.00	12.00	300
April 2016	N/A	N/A	0
March 2016	N/A	N/A	0
February 2016	N/A	N/A	0

On January 30, 2017, the last trading day of the Series A Preference Shares before the announcement of the proposed Arrangement, the last closing price of the Series A Preference Shares on the CSE was C$12.10.

Series B Preference Shares

The Series B Preference Shares are not listed for trading on any exchange.

Existing Notes

The Existing Notes are not listed for trading on any exchange.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations applicable in respect of the Recapitalization as described in the Plan of Arrangement and the Consolidation as described in this Circular to Noteholders, Series A Holders and Series B Holders (each referred to as a Securityholder) who, for the purposes of the Tax Act, deal at arm’s length with and are not affiliated with the Company and, at all relevant times, hold their Existing Notes, Series A Preference Shares, Series B Preference Shares and will hold their New Senior Secured Notes and Common Shares (each such security, a Security) as capital property. The Securities will generally be considered to be capital property to a Securityholder unless either the Securityholder holds (or will hold) such Securities in the course of carrying on a business or the Securityholder has acquired such Securities in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Securityholders whose Securities (in the case of the New Senior Secured Notes, only prior to the assumption by BGB of the obligations thereunder) might not otherwise qualify as capital property may, in certain circumstances, treat such Securities, and every other “Canadian security” (as defined in the Tax Act) held by such persons as capital property by making an irrevocable election pursuant to subsection 39(4) of the Tax Act.

This summary is not applicable to a Securityholder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market rules”; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; (v) that has entered into or will enter into, in respect of a Security, a “synthetic disposition arrangement” or a “derivative forward agreement” (each as defined in the Tax Act) or (vi) that is an Initial Consenting Party. Such Securityholders should consult their own tax advisors having regard to their particular circumstances.

This summary does not describe the income tax consequences under the Recapitalization or the Consolidation to parties other than the Securityholders. Such other parties should consult their own tax advisors in this regard.

Additional considerations, not discussed herein, may be applicable to a Securityholder that is a corporation resident in Canada, and is, or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of New Senior Secured Notes or Common Shares, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Securityholders should consult their own tax advisors with respect to the Canadian income tax consequences to them of the Recapitalization.

This summary is based upon the current provisions of the Tax Act, the current regulations thereto and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (the CRA). The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals), and assumes that all such Tax Proposals will be enacted as proposed. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any other federal or any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular Securityholder. Securityholders are urged to consult with their own tax advisors concerning the tax consequences to them of the Recapitalization and Consolidation.

For purposes of the Tax Act, all amounts relevant in computing the income, taxable income and taxes payable by a Securityholder, including the cost and adjusted cost base of any Securities, must be determined in Canadian dollars based on the daily noon rate or, beginning March 1, 2017, the single day exchange rate, in either case as quoted by the Bank of Canada for the applicable day, or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Securityholders Resident in Canada

The following discussion applies to a Securityholder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is or is deemed to be a resident of Canada (a Canadian Holder).

Cash Election

A Canadian Holder who makes a Cash Election to dispose of its Cash Election Notes pursuant to the Plan of Arrangement will receive for each Cash Election Note held by such Canadian Holder aggregate cash proceeds equal to 75% of the par value of such Cash Election Note plus any accrued and unpaid interest thereon. Any such Canadian Holder will be required to include in its income an amount equal to such interest (except to the extent such interest was otherwise included in computing its income for the year or for a preceding year).

A Canadian Holder who makes a Cash Election to dispose of its Cash Election Notes pursuant to the Plan of Arrangement will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any amounts included in income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Canadian Holder’s Cash Election Notes immediately before the disposition.

For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Interest Payments

The Company will pay in cash all accrued interest earned on the Existing Notes up to and including the Anticipated Effective Date under the Plan of Arrangement. A Canadian Holder must include all such amounts in computing income under the Tax Act, to the extent that such amounts have not otherwise been included in income in the taxation year or a preceding year.

Existing Note Exchange

In general, a Canadian Holder will realize a capital gain on the exchange of Existing Notes for New Senior Secured Notes and Common Shares equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed the adjusted cost base of the Canadian Holder’s Existing Notes. A Canadian Holder’s proceeds of disposition of Existing Notes upon their exchange for New Senior Secured Notes and Common Shares will be an amount equal to the aggregate of the fair market value (at the time of the exchange) of the New Senior Secured Notes and Common Shares received on the exchange (Note Proceeds).

Any capital loss realized on the exchange of Existing Notes for New Senior Secured Notes and Common Shares will be denied except an amount equal to the loss otherwise determined multiplied by the proportion that the fair market value (at the time of the exchange) of the Common Shares is of the Note Proceeds.

For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

The cost to a Canadian Holder for purposes of the Tax Act of the New Senior Secured Notes and the Common Shares received in exchange for the Existing Notes must be determined by allocating the Canadian Holder’s Note Proceeds between such New Senior Secured Notes and Common Shares. The Company believes it is reasonable to allocate to the Common Shares an amount equal to the fair market value of the Common Shares on the Effective Date and to allocate the balance of the Note Proceeds to the New Senior Secured Notes. This allocation is not binding on the CRA, and Canadian Holders are advised to consult their tax advisors in this regard. The adjusted cost base to a Canadian Holder of the New Senior Secured Notes will equal the cost of the New Senior Secured Notes as determined above, plus the amount of any denied loss realized on the disposition of the Existing Notes, as discussed above. The adjusted cost base to a Canadian Holder of Common Shares at a particular time will generally be determined by averaging the cost of the Common Shares acquired in exchange for Existing Notes with the adjusted cost base of any other Common Shares held by such Canadian Holder as capital property at that time.

Assumption of New Senior Secured Notes by BGB

As part of the Plan of Arrangement, BGB will assume the Company’s obligations under the New Senior Secured Notes and the Company will be released from its obligations thereunder. This assumption by BGB, and release by the Company, will likely result in a deemed disposition of the New Senior Secured Notes for purposes of the Tax Act for proceeds of disposition equal to the fair market value (at the time of the assumption) of the New Senior Secured Notes.

Tax Treatment of New Senior Secured Note Holders

Interest on New Senior Secured Notes Payable by BGB

A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on the New Senior Secured Notes that accrues to it or is deemed to accrue to it up to the end of the year or that became receivable or was received by it before the end of the year (except to the extent such interest was otherwise included in computing income for the year or for a preceding year). Other Canadian Holders (including individuals) will be required to include in income for a taxation year any interest on the New Senior Secured Notes received or receivable in the year (depending on the method regularly followed by such holder in computing income) except to the extent such amount was otherwise included in its income for the year or a preceding year.

It is possible that the New Senior Secured Notes may be prescribed debt obligations for purposes of the Tax Act. If so, Canadian Holders (whether individuals, corporations or other holders referenced above) would generally be required to include in income for each taxation year certain amounts deemed to accrue as interest income. These rules could require Canadian Holders to include in income on an accrual basis up to the maximum possible interest applicable to New Senior Secured Notes for each taxation year even if such maximum amount is not actually received or receivable in the taxation year. Canadian Holders are advised to consult their own tax advisors with respect to interest accrual under the prescribed debt obligation rules.

Disposition of New Senior Secured Notes

On a disposition or deemed disposition of New Senior Secured Notes (including on redemption or payment on maturity), the Canadian Holder will in general terms be required to include in computing income any interest paid or accrued to the date of such disposition or deemed disposition, except to the extent such interest has already been included in computing the Canadian Holder’s income.

In general, a Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of New Senior Secured Notes (including any deemed disposition arising on the assumption of the obligations under the New Senior Secured Notes by BGB) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Canadian Holder’s New Senior Secured Notes. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Disposition of Series B Preference Shares

Pursuant to the Plan of Arrangement, the Company will acquire all of the issued and outstanding Series B Preference Shares for no consideration and will immediately thereafter cancel those shares. A Canadian Holder that disposes of Series B Preference Shares to the Company will realize a capital loss equal to the adjusted cost base of the Canadian Holder’s Series B Preference Shares. For a description of the treatment of capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Exchange of Series A Preference Shares

Pursuant to section 51 of the Tax Act, a Canadian Holder that exchanges a Series A Preference Share for Common Shares will not be considered to have disposed of such Series A Preference Share and, accordingly, will not be considered to realize a capital gain (or a capital loss) on such exchange.

The aggregate cost to a Canadian Holder of Common Shares acquired on such an exchange will generally be equal to the aggregate of the Canadian Holder's adjusted cost base of the Series A Preference Shares immediately prior to the exchange. The adjusted cost base to a Canadian Holder of Common Shares at a particular time will generally be determined by averaging the cost of the Common Shares with the adjusted cost base of any other Common Shares held by such holder as capital property at that time.

On such an exchange, a Canadian Holder will include an amount in computing its income that is equal to the fair market of common shares received from Banro on account of, in lieu of payment of or in satisfaction of, taxable dividends. In the taxation year when such common shares are received, Canadian Holders are advised to consult with their own tax advisors with respect to the tax treatment of such amounts received and the possible addition to the adjusted cost base of a Canadian Holder’s Common Shares as a result of such receipt.

Tax Treatment of Common Share Holders

Consolidation of Common Shares

The Consolidation, if implemented, will not result in a disposition or acquisition of Common Shares. The aggregate adjusted cost base to a Canadian Holder of all Common Shares held by such Canadian Holder will not change as a result of the Consolidation; however, the Canadian Holder’s adjusted cost base per Common Share will increase proportionately.

Dividends on Common Shares

Dividends and deemed dividends paid on Common Shares will be included in a Canadian Holder’s income for purposes of the Tax Act. Dividends received by an individual Canadian Holder (other than certain trusts) will be subject to the gross-up and dividend tax credit rules provided for under the Tax Act including with respect to “eligible dividends” to the extent designated by the Company, which entitle their recipient to the enhanced dividend tax credit. A Canadian Holder that is a corporation will include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income. In certain circumstances, a taxable dividend received or deemed to be received by a Canadian Holder that is a corporation will be taxable as proceeds of disposition or a capital gain, rather than as a dividend. Canadian Holders that are corporations are urged to contact their own tax advisors.

Disposition of Common Shares

In general, a Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of Common Shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Canadian Holder’s Common Shares. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a taxable capital gain) realized by a Canadian Holder in a taxation year will be included in the Canadian Holder’s income in the year and one-half of the amount of any capital loss (an allowable capital loss) realized by a Canadian Holder in a taxation year is required to be deducted from taxable capital gains realized by the Canadian Holder in the year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back three years or forward indefinitely, subject to the rules in the Tax Act. The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition of a share may be reduced by the amount of dividends previously received or deemed to have been received by it on such share (or on a share for which the share has been substituted) subject to the rules in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust.

Additional Refundable Tax

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income including amounts in respect of interest and taxable capital gains.

Alternative Minimum Tax

A Canadian Holder that is an individual (other than certain trusts) may be subject to alternative minimum tax under the Tax Act if the Canadian Holder realizes capital gains or receives taxable dividends on Common Shares.

Dissenting Holders

A Canadian Holder that, as a result of exercising Dissent Rights, is deemed to dispose of Series A Preference Shares to the Company in accordance with the Plan of Arrangement may have a deemed dividend for purposes of the Tax Act (to the extent, if any, that the amount paid exceeds the “paid up capital” of the Series A Preference Shares so disposed of). In addition, a Canadian Holder who exercises Dissent Rights will realize a capital gain or capital loss (to the extent, if any, that the amount paid, net of any deemed dividend portion as referred to above and excluding interest if any, exceeds or is less than, respectively, the adjusted cost base of the Series A Preference Shares so disposed of). A capital gain or capital loss realized by a dissenting Canadian Holder will be treated in the same manner as described above under the heading “Taxation of Capital Gains and Capital Losses”. Interest (if any) awarded by a Court to a dissenting Canadian Holder will be included in the Canadian Holder’s income for purposes of the Tax Act.

Securityholders Not Resident in Canada

The following discussion applies to a Securityholder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) is not (and is not deemed to be) resident in Canada; (ii) does not use or hold any Existing Notes, Series A Preference Shares and Series B Preference Shares and will not use or hold any New Senior Secured Notes and Common Shares in carrying on a business in Canada; (iii) is, or will be, entitled to receive all payments under the Existing Notes and New Senior Secured Notes, including interest and principal; and (iv) is not an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank that carries on a Canadian banking business (a Non-Resident Holder).

The following discussion is not applicable to a Non-Resident Holder that is a “specified shareholder” (as defined in Subsection 18(5) the Tax Act) of the Company or that does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the Company. Generally, for this purpose, a “specified shareholder” is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, shares of the capital stock of the Company that either: (i) give such holders 25% or more of the votes that could be cast at an annual meeting of the shareholders; or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the Company’s capital stock. Such Non-Resident Holders should consult their own tax advisors.

Cash Election

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any interest income included or capital gain realized on the disposition of Cash Election Notes pursuant to the Plan of Arrangement.

Interest Payments

Interest paid by the Company on an Existing Note, pursuant to the Plan of Arrangement, to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax.

Existing Note Exchange

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Existing Notes for New Senior Secured Notes and Common Shares pursuant to the Plan of Arrangement.

A Non-Resident Holder’s proceeds of disposition of Existing Notes upon their exchange for New Senior Secured Notes and Common Shares will be an amount equal to the Note Proceeds.

Any capital loss realized on the exchange of Existing Notes for New Senior Secured Notes and Common Shares will be denied except an amount equal to the loss otherwise determined multiplied by the proportion that the fair market value (at the time of the exchange) of the Common Shares is of the Note Proceeds.

The cost to a Non-Resident Holder for purposes of the Tax Act of the New Senior Secured Notes and the Common Shares received in exchange for the Existing Notes must be determined by allocating the Non-Resident Holder’s Note Proceeds between such New Secured Senior Notes and Common Shares. The Company believes it is reasonable to allocate to the Common Shares an amount equal to the fair market value of the Common Shares on the Effective Date and to allocate the balance of the Note Proceeds to the New Senior Secured Notes. This allocation is not binding on the CRA, and Non-Resident Holders are advised to consult their tax advisors in this regard. The adjusted cost base to a Non-Resident Holder of the New Senior Secured Notes will equal the cost of the New Senior Secured Notes as determined above, plus the amount of any denied loss realized on the disposition of the Existing Notes, as discussed above. The adjusted cost base to a Non-Resident Holder of Common Shares at a particular time will generally be determined by averaging the cost of the Common Shares acquired in exchange for Existing Notes with the adjusted cost base of any other Common Shares held by such Non-Resident Holder as capital property at that time.

Assumption of New Senior Secured Notes by BGB

As part of the Plan of Arrangement, BGB will assume the Company’s obligations under the New Senior Secured Notes and the Company will be released from its obligations thereunder. This assumption by BGB, and release by the Company, will likely result in a deemed disposition of the New Senior Secured Notes for purposes of the Tax Act for proceeds of disposition equal to the fair market value (at the time of the assumption) of the New Senior Secured Notes.

Tax Treatment of New Senior Secured Note Holders

Interest on New Senior Secured Notes payable by BGB

A Non-Resident Holder will generally not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by BGB as, on account or in lieu of, or in satisfaction of, interest or principal on the New Senior Secured Notes.

Disposition of New Senior Secured Notes

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition or deemed disposition of New Senior Secured Notes (including any deemed disposition arising as a result of the assumption of the obligations under the New Senior Secured Notes by BGB).

Disposition of Series B Preference Shares

Pursuant to the Plan of Arrangement, the Company will acquire all of the issued and outstanding Series B Preference Shares for no consideration and will immediately thereafter cancel those shares. There will be no Canadian income tax consequences to a Non-Resident Holder that disposes of Series B Preference Shares to the Company.

Exchange of Series A Preference Shares

Pursuant to section 51 of the Tax Act, a Non-Resident Holder that exchanges a Series A Preference Share for Common Shares will not be considered to have disposed of such Series A Preference Share, and, accordingly, will not be considered to realize a capital gain (or a capital loss) on such exchange.

The aggregate cost to a Non-Resident Holder of Common Shares acquired on such an exchange will generally be equal to the aggregate of the Non-Resident Holder's adjusted cost base of the Series A Preference Shares immediately prior to the exchange. The adjusted cost base to a Non-Resident Holder of Common Shares at a particular time will generally be determined by averaging the cost of the Common Shares with the adjusted cost base of any other Common Shares held by such holder as capital property at that time.

On such an exchange, a Non-Resident Holder will generally be subject to the withholding tax consequences described in “Certain Canadian Federal Income Tax Considerations – Securityholders Not Resident in Canada – Tax Treatment of Common Share Holders – Dividends on Common Shares” on the fair market value of common shares received from Banro on account or in lieu of payment of, or in satisfaction of, taxable dividends. Non-resident Holders are advised to consult with their own tax advisors with respect to the tax treatment of such amounts received and the possible addition to the adjusted cost base of a Non-Resident Holder’s Common Shares as a result of such a receipt.

Tax Treatment of Common Share Holders

Consolidation of Common Shares

The tax consequences to a Non-Resident Holder of the Consolidation, if implemented, are the same as those described above under “Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada — Tax Treatment of Common Share Holders — Consolidation of Common Shares”.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on Common Shares will be subject to non-resident withholding tax under the Tax Act in the amount of 25% unless such rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Common Share unless the Non-Resident Holder’s Common Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Provided the Common Shares are listed on a designated stock exchange (which currently includes the TSX) at the time of disposition of the Common Shares, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period preceding the disposition: (i)(a) the Non-Resident Holder; (b) persons not dealing at arm’s length with such Non-Resident Holder; (c) partnerships in which the Non-Resident Holder or any person described in (b) holds an interest directly or indirectly through one or more partnerships; or (d) the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (w) real or immovable property situated in Canada; (x) “Canadian resource properties”; (y) “timber resource properties”; and (z) options in respect of, or interests in or rights in property described in (w) to (y) (as such terms are defined in the Tax Act).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized upon the disposition or deemed disposition thereof may not be subject to tax under the Tax Act if such gain is exempt from tax pursuant to the provisions of an applicable income tax treaty or convention. Non-Resident Holders should consult their own advisors with respect to the availability of any relief under the terms of an applicable income tax treaty or convention in their particular circumstances.

In the event that the Common Shares are taxable Canadian property of a Non-Resident Holder and the capital gain realized upon a disposition of such Common Shares is not exempt from Canadian tax by virtue of an applicable income tax treaty or convention, the tax consequences as described above under “Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada – Tax Treatment of Common Share Holders - Taxation of Capital Gains and Capital Losses” will generally apply to such Non-Resident Holders. Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors in this regard.

Dissenting Holders

A Non-Resident Holder who exercises Dissent Rights may realize a deemed dividend and/or capital gain or loss generally in the same manner as discussed above under “Securityholders Resident in Canada – Dissenting Holders”.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Series A Preference Share unless the Non-Resident Holder’s Series A Preference Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Provided the Series A Preference Share are listed on a designated stock exchange (which currently includes the CSE) at the time of disposition of the Series A Preference Share, the Series A Preference Share generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period preceding the disposition: (i)(a) the Non-Resident Holder; (b) persons not dealing at arm’s length with such Non-Resident Holder; (c) partnerships in which the Non-Resident Holder or any person described in (b) holds an interest directly or indirectly through one or more partnerships; or (d) the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Series A Preference Shares was derived directly or indirectly from one or any combination of: (w) real or immovable property situated in Canada; (x) “Canadian resource properties”; (y) “timber resource properties”; and (z) options in respect of, or interests in or rights in property described in (w) to (y) (as such terms are defined in the Tax Act).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Series A Preference Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

Even if the Series A Preference Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized upon the disposition or deemed disposition thereof may not be subject to tax under the Tax Act if such gain is exempt from tax pursuant to the provisions of an applicable income tax treaty or convention. Non-Resident Holders should consult their own advisors with respect to the availability of any relief under the terms of an applicable income tax treaty or convention in their particular circumstances.

In the event that the Series A Preference Shares are taxable Canadian property of a Non-Resident Holder and the capital gain realized upon a disposition of such Series A Preference Shares is not exempt from Canadian tax by virtue of an applicable income tax treaty or convention, the tax consequences as described above under “Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada – Tax Treatment of Common Share Holders - Taxation of Capital Gains and Capital Losses” will generally apply to such Non-Resident Holders. Non-Resident Holders whose Series A Preference Share are taxable Canadian property should consult their own tax advisors in this regard.

Interest received (if any) by a Non-Resident Holder upon the exercise of Dissent Rights will not be subject to withholding tax under the Tax Act. A deemed dividend (if any) arising in consequence of the exercise of Dissent Rights will be subject to withholding tax under the Tax Act generally in the same manner as discussed above under “Securityholders Not Resident in Canada – Tax Treatment of Common Share Holders - Dividends on Common Shares”. Non-Resident Holders who exercise Dissent Rights should consult their own tax advisors in this regard.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations to U.S. Holders (as defined below) relating to (i) the exchange of Existing Notes for New Senior Secured Notes (together with the related Note Guarantees) in the same principal amount and 575.11449 Common Shares per US$1,000 principal amount of the New Senior Secured Notes (the Existing Notes Exchange); (ii) the disposition of Existing Notes for the Cash Amount pursuant to a Cash Election; (iii) the exchange of Series A Preference Shares for Common Shares (the Series A Exchange, and together with the Existing Notes Exchange, the Exchanges, and each, an Exchange); (iv) the Consolidation of Common Shares and (v) the ownership and disposition of the New Senior Secured Notes and Common Shares acquired in the Exchanges. Except as set forth below, this summary does not discuss tax reporting requirements.

This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the U.S. Tax Code), Treasury Regulations promulgated under the U.S. Tax Code (the U.S. Regulations), and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences materially different from those summarized below. The Company has not obtained, nor does the Company intend to obtain, any ruling from the U.S. Internal Revenue Service (the IRS) or opinion from legal counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions, or that if the IRS were to challenge such conclusions, such challenge would not be sustained by a court.

This summary assumes that the Existing Notes, Series A Preference Shares, New Senior Secured Notes and Common Shares are and will be held as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Tax Code. This summary does not address the tax considerations arising under the U.S. federal estate and gift tax laws or the laws of any non-U.S., state or local jurisdiction. In addition, this summary does not purport to address all tax considerations that may be applicable to a particular holder's circumstances or to holders that may be subject to special tax rules, including, without limitation, holders subject to the alternative minimum tax, banks, insurance companies or other financial institutions, tax-exempt organizations, dealers, brokers or traders in securities, currencies or commodities, regulated investment companies, real estate investment trusts, holders that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders (as defined below) whose "functional currency" is not the US Dollar, controlled foreign corporations, passive foreign investment companies, former U.S. citizens or long-term residents, holders holding the Existing Notes, Series A Preference Shares, New Senior Secured Notes or Common Shares as a position in a hedging transaction, "straddle," "conversion transaction," other "synthetic security" or integrated transaction, or other risk reduction transaction, holders deemed to sell the Existing Notes, Series A Preference Shares, New Senior Secured Notes or Common Shares under the constructive sale provisions of the U.S. Tax Code, or subsequent purchasers of New Senior Secured Notes or Common Shares.

For purposes of this discussion, the term U.S. Holder means a beneficial owner of Existing Notes, Series A Preference Shares, New Senior Secured Notes or Common Shares that is:

(a)	an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes;

(b)

a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

(c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(d)

a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election in effect under applicable U.S. Regulations to be treated as a U.S. person.

For purpose of this discussion, the term Non-U.S. Holder means a beneficial owner of Existing Notes, Series A Preference Shares, New Senior Secured Notes or Common Shares (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. This summary does not discuss the U.S. federal income tax considerations applicable to Non-U.S. Holders relating to the Exchanges, the disposition of Existing Notes for the Cash Amount pursuant to a Cash Election and the ownership and disposition of New Senior Secured Notes and Common Shares acquired in the Exchanges. Non-U.S. Holders should consult their own U.S. tax advisors with regard to the application of the U.S. federal income tax laws, as well as the application of non-income tax laws and the laws of any state, local or non-U.S. taxing jurisdiction, to their particular situation.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Existing Notes, Series A Preference Shares, New Senior Secured Notes or Common Shares, the tax treatment of a partner (or owner) in the partnership will generally depend upon the status of the partner (or owner) and the activities of the partnership. U.S. Holders which are a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) or a partner (or owner) of a partnership holding Existing Notes, Series A Preference Shares, New Senior Secured Notes or Common Shares, should consult their tax advisors regarding the tax consequences of the Exchanges, the disposition of Existing Notes for the Cash Amount pursuant to a Cash Election and the ownership and disposition of New Senior Secured Notes and Common Shares acquired in the Exchanges.

This summary is for general information purposes only, and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder. U.S. Holders should consult their own tax advisors with regard to the application of the U.S. federal income tax laws, as well as the application of non-income tax laws and the laws of any state, local or non-U.S. taxing jurisdiction, to their particular situation.

Existing Notes Exchange

The exchange of Existing Notes for New Senior Secured Notes and Common Shares under the Existing Notes Exchange should be treated as a taxable exchange with the following U.S. federal income tax consequences:

•

a U.S. Holder generally would recognize gain or loss in an amount equal to the difference between (i) the "issue price" of the applicable New Senior Secured Notes received in the Existing Notes Exchange plus the fair market value of the Common Shares received (except to the extent received in respect of accrued and unpaid interest on the Existing Notes exchanged therefor, which will be taxable as described in "Other Consequences of the Exchanges – Accrued Interest" below), and (ii) such U.S. Holder's adjusted tax basis in the Existing Notes, as applicable, surrendered in the Existing Notes Exchange;

•	the U.S. Holder's initial tax basis in the applicable New Senior Secured Notes would be equal to their issue price;

•	the U.S. Holder's initial tax basis in the applicable Common Shares would be equal to their fair market value; and

•	the U.S. Holder's holding period in the applicable New Senior Secured Notes and Common Shares would begin on the day after the Existing Notes Exchange.

If neither the Existing Notes nor the New Senior Secured Notes are "publicly traded" (as discussed in "Other Consequences of the Exchanges – Issue Price of the New Senior Secured Notes" below), the amount a U.S. Holder would recognize would be increased by the fair market value of the contingent interest payments on the New Senior Secured Notes.

Any gain would be capital gain or loss (except, as described below, to the extent of market discount or accrued interest) and would be long-term capital gain or loss if the participating U.S. Holder's holding period in the Existing Notes, as applicable, at the time of the Existing Notes Exchange exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation and the deduction of capital losses is subject to significant limitations. U.S. Holders should consult their own tax advisors as to the amount and character of any gain or loss that they might recognize for U.S. federal income tax purposes.

Other Consequences of the Existing Notes Exchange

Issue Price of the New Senior Secured Notes

For U.S. federal income tax purposes, the "issue price" of the New Senior Secured Notes depends on whether such New Senior Secured Notes or the applicable Existing Notes exchanged therefor are deemed to be "publicly traded." If the New Senior Secured Notes are considered to be "publicly traded" property, as defined by the U.S. Regulations, the issue price of the New Senior Secured Notes will be equal to their fair market value on the date of the exchange. If the New Senior Secured Notes are not publicly traded property, but the Existing Notes are considered publicly traded property, then the fair market value of the Existing Notes, as of the date of the exchange, must be allocated between the New Senior Secured Notes and Common Shares received therefor, with the issue price of the New Senior Secured Notes being equal to the portion of the fair market value allocable to such New Senior Secured Notes. In general, a debt instrument such as the New Senior Secured Notes will be treated as traded on an established market, and therefore treated as "publicly traded" for these purposes, if, at any time during the 31-day period ending 15 days after the date of the Existing Notes Exchange, (a) a "sales price" for an executed purchase of the debt instrument appears on a medium that is made available to issuers of debt instruments, persons that regularly purchase or sell debt instruments, or persons that broker purchases or sales of debt instruments; (b) a "firm" price quote for the debt instrument is available from at least one broker, dealer or pricing service for property and the quoted price is substantially the same as the price for which the person receiving the quoted price could purchase or sell the property; or (c) there are one or more "indicative" quotes available from at least one broker, dealer or pricing service for property. In general, a debt instrument such as the Existing Notes (which are governed by older rules) will be treated as traded on an established market if, at any time during the 60-day period ending 30 days after the date of the Existing Notes Exchange, they appear on a system of general circulation that provides a reasonable basis for determining the fair market value of Existing Notes by disseminating either (i) recent price quotations (including rates, yields, or other pricing information) of one or more identified brokers, dealers or traders; or (ii) actual prices (including rates, yields or other pricing information) of recent sales transactions.

The Company believes that the Existing Notes are currently "publicly traded" and the New Senior Secured Notes will likely be considered "publicly traded" for these purposes and, thus, that the issue price of the New Senior Secured Notes will be equal to their respective fair market values on the date of the exchange. The Company cannot predict with certainty, however, whether the New Senior Secured Notes or the Existing Notes will be publicly traded during the relevant periods. As noted above, if the applicable New Senior Secured Notes are not publicly traded, but the applicable Existing Notes are publicly traded, then the issue price of such New Senior Secured Notes will equal the allocable portion of the fair market value of the Existing Notes exchanged therefor. In such circumstances, a U.S. Holder will generally be bound by the allocation determined by the Company. If neither the applicable Existing Notes nor the applicable New Senior Secured Notes are publicly traded, then the issue price of the New Senior Secured Notes will equal their respective stated principal amounts. The rules regarding the determination of issue price are complex and highly detailed, and U.S. Holders should consult their own tax advisors regarding the determination of the issue price of the New Senior Secured Notes.

Market Discount

If a U.S. Holder acquired Existing Notes, as applicable, with market discount, any gain recognized on such U.S. Holder's Existing Notes Exchange will be treated as ordinary income to the extent of the market discount accrued during such U.S. Holder's period of ownership, unless such U.S. Holder previously elected to include market discount in income as it accrued for U.S. federal income tax purposes. For these purposes, market discount is generally the excess, if any, of the stated principal amount of an Existing Note, as applicable, over such U.S. Holder's initial tax basis in such note, if such excess exceeds a de minimis amount. U.S. Holders who acquired their Existing Notes other than at original issuance should consult their own tax advisors regarding the possible application of the market discount rules of the U.S. Tax Code to an exchange of their Existing Notes pursuant to the Arrangement.

Assumption of New Senior Secured Notes by BGB

Under the Plan of Arrangement and pursuant to the Assignment and Assumption Agreement and the Assumption and Release, after the Existing Notes Exchange, BGB will assume the Company’s obligations under the New Senior Secured Notes and the Company will be released from its obligations thereunder. This assumption by BGB and release of the Company will likely result in a deemed disposition of the New Senior Secured Notes for U.S. federal income tax purposes for consideration equal to the fair market value of the New Senior Secured Notes at the time of such deemed disposition. The U.S. federal income tax consequences of such deemed exchange should be similar to the tax consequences discussed above regarding the Existing Notes Exchange.

Accrued Interest

To the extent that any amount received by a U.S. Holder pursuant to an Existing Notes Exchange is attributable to accrued and unpaid stated interest on an Existing Note, such amount will be includible in gross income as ordinary interest income when accrued or received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes if such accrued interest has not been included previously in gross income for U.S. federal income tax purposes.

Ownership of New Senior Secured Notes

Contingent Payment Debt Instruments

The New Senior Secured Notes are subject to special rules applicable to contingent payment debt instruments. The application of these rules depends on whether the New Senior Secured Notes or the applicable Existing Notes exchanged therefor are deemed to be "publicly traded." As discussed above in "Other Consequences of the Exchanges – Issue Price of the New Senior Secured Notes" the Company believes that the Existing Notes are currently "publicly traded" and the New Senior Secured Notes will likely be considered "publicly traded" for these purposes. The following discussion assumes that the Existing Notes and/or the New Senior Secured Notes will be considered publicly traded. If neither the Existing Notes nor the New Senior Secured Notes are publicly traded, different rules will apply.

Under the "noncontingent bond method," interest on the New Senior Secured Notes is treated as OID (as described below) and must be accrued on a constant-yield basis on a yield-to-maturity that reflects the rate at which the Company would issue a comparable fixed-rate instrument with no contingent payments but with terms and conditions otherwise similar to the New Senior Secured Notes (the comparable yield), based on a project payment schedule determined by the Company (the projected payment schedule). This projected payment schedule must include each non-contingent payment on the New Senior Secured Note and an estimated amount for each contingent payment, and must produce the comparable yield.

The Company's comparable yield and projected payment schedule are available from the Treasury Department of the Company (Mail address: 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario Canada M5X 1E3, Canada Attention: CFO; via email at info@banro.com.

The comparable yield and projected payment schedule are not determined for any purpose other than for the determination of interest accruals and adjustments thereof in respect of the New Senior Secured Notes for U.S. federal income tax purposes. They are based upon a number of assumptions and estimates and do not constitute a projection or representation regarding the actual amounts payable to the holders of, or the actual yield on, the New Senior Secured Notes.

A U.S. Holder will generally be bound by the comparable yield and payment schedule determined by the Company unless the U.S. Holder determines its own comparable yield and projected payment schedule and explicitly and timely justifies and discloses such schedule to the IRS. The Company's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other comparable yield or projected payment schedule should be used instead.

Original Issue Discount

The amount of OID includible in income by a U.S. Holder of a New Senior Secured Note is the sum of the daily portions of OID with respect to the New Senior Secured Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the New Senior Secured Note (accrued OID). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a note may be of any length selected by a U.S. Holder and may vary in length over the term of the note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the New Senior Secured Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the New Senior Secured Note's adjusted issue price at the beginning of the accrual period and the New Senior Secured Note's comparable yield (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the New Senior Secured Note allocable to the accrual period. The "adjusted issue price" of a New Senior Secured Note at the beginning of any accrual period is the issue price of the New Senior Secured Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the projected amount of any payments previously made on the New Senior Secured Note.

No additional income will be recognized upon the receipt of payments of stated interest in amounts equal to the annual payments included in the projected payment schedule described above. Any differences between actual payments received by the U.S. Holder on the New Senior Secured Notes in a taxable year and the projected amount of those payments will be accounted for as additional OID (in the case of a positive adjustment) or as an offset to interest income in respect of the New Senior Secured Note (in the case of a negative adjustment), for the taxable year in which the actual payment is made. If the negative adjustment for any taxable year exceeds the amount of OID on the New Senior Secured Note for that year, the excess will be treated as ordinary loss, but only to the extent the U.S. Holder's total OID inclusions on the New Senior Secured Note exceed the total amount of any ordinary loss in respect of the New Senior Secured Note claimed by the U.S. Holder under this rule in prior taxable years. Any negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. Holder has a net positive or negative adjustment for that year. However, any negative adjustment that is carried forward to a taxable year in which the New Senior Secured Note is sold, exchanged or retired reduces the U.S. Holder's amount realized on the sale, exchange or retirement.

Sale, Exchange and Retirement of the New Senior Secured Notes

Gain from the sale or other disposition of a note subject to the noncontingent bond method generally will be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total interest inclusions to the date of the sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss.

Disposition of Existing Notes Under the Cash Election

A U.S. Holder which exchanges Existing Notes under the Cash Election and receives the Cash Amount generally would recognize gain or loss in an amount equal to the difference of (i) the Cash Amount received (except to the extent received in respect of accrued and unpaid interest on the Existing Notes exchanged therefor, which will be taxable as described below) and (ii) such U.S. Holder's adjusted tax basis in the Existing Notes, as applicable, surrendered under the Cash Election.

Any such gain would be capital gain or loss (except, as described below, to the extent of market discount or accrued interest) and would be long-term capital gain or loss if the participating U.S. Holder's holding period in the Existing Notes, as applicable, at the time of the exchange under the Cash Election exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation and the deduction of capital losses is subject to significant limitations. U.S. Holders should consult their own tax advisors as to the amount and character of any gain or loss that they might recognize for U.S. federal income tax purposes.

To the extent that any amount received by a U.S. Holder pursuant to a Cash Election is attributable to accrued and unpaid stated interest on an Existing Note, such amount will be includible in gross income as ordinary interest income when accrued or received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes if such accrued interest has not been included previously in gross income for U.S. federal income tax purposes.

Series A Exchange

Characterization of the Series A Preference Shares

The Company believes that the Series A Preference Shares should be treated as stock of the Company for U.S. federal income tax purposes. There is, however, no authority explicitly addressing the federal income tax treatment of stock substantially similar to the Series A Preference Shares, and differing conclusions regarding the treatment of such shares are possible. Accordingly, no assurance can be provided that the IRS will not take a contrary position regarding the treatment of the Series A Preference Shares. If the IRS were to successfully take the position that the Series A Preference Shares should be treated as debt for U.S. federal income tax purposes, the tax consequences would differ materially from the tax consequences described in this summary. In that case, the tax consequences could adversely affect a U.S. Holder.

The balance of this summary assumes that Series A Preference Shares will be treated as stock of the Company for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding the treatment of the Series A Preference Shares for U.S. federal income tax purposes.

Exchange of Series A Preference Shares for Common Shares

The exchange of Series A Preference Shares for Common Shares should be a recapitalization within the meaning of Section 368(a)(1)(E) of the U.S. Tax Code and, accordingly, an exchanging U.S. Holder of Series A Preference Shares should not recognize gain or loss on the exchange. However, if, as described in the next paragraph, Section 305 of the U.S. Tax Code applies to the exchange, an exchanging U.S. Holder of Series A Preference Shares may recognize income on the exchange.

Pursuant to Section 305 of the U.S. Tax Code and the U.S. Regulations promulgated thereunder, if the fair market value of the Common Shares received exceeds the "issue price" of the Series A Preference Shares surrendered therefor, the receipt of such Common Shares would be treated as a taxable distribution attributable to the dividend arrearage on the Series A Preference Shares. The amount so treated as a taxable distribution equals the lesser of the excess of the fair market value of the Common Shares received over the issue price of the Series A Preference Shares surrendered therefor or the amount of the dividends in arrears. The Company issued the Series A Preference Shares at a price of US$25.00 per share pursuant to a Short Form Prospectus dated April 15, 2013 and accordingly, the issue price of each Series A Preference Share is US$25.00 per share. Accordingly, if the fair market value of the Common Shares received for one Series A Preference Share exceeds the issue price of such Series A Preference Share, the lesser of such excess or the amount of dividend arrearage on such Series A Preference Share will be taxable as a dividend to the recipient to the extent of the Company's current and accumulated earnings and profits.

The aggregate tax basis of the Common Shares received in the exchange will equal (i) the adjusted basis of the Series A Preference Shares exchanged therefor plus (ii) the amount of income, if any, taxed as a dividend pursuant to Section 305 of the U.S. Tax Code. The holding period for the portion of any Common Shares treated as a dividend distribution under Section 305 of the U.S. Tax Code will begin the day after receipt. The holding period for the balance of the Common Shares will include the holding period for the Series A Preference Shares exchanged therefor. The subsequent sale or exchange of the Common Shares will result in capital gain or loss equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the Common Shares immediately before such sale or exchange.

U.S. Holders of Series A Preference Shares Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder's Series A Preference Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for such U.S. Holder’s Series A Preference Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Series A Preference Shares surrendered therefor. Subject to the PFIC rules discussed below in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Series A Preference Shares have been held for longer than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code. U.S. Holders that receive Canadian currency as a result of exercising Dissent Rights should read the section below under the heading “Receipt of Foreign Currency”.

Consolidation of Common Shares

The Consolidation, if approved and effected, should result in the following U.S. federal income tax consequences to U.S. Holders of Common Shares:

(a)	A U.S. Holder would not recognize gain or loss as a result of the Consolidation.

(b)	A U.S. Holder’s aggregate tax basis in the post-Consolidation Common Shares received in the Consolidation would be equal to the aggregate tax basis of the pre-Consolidation Common Shares.

(c)	A U.S. Holder’s holding period of the post-Consolidation Common Shares received in the Consolidation would include such U.S. Holder’s holding period of the pre-Consolidation Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules."

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" (PFIC) for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, and will not become, a PFIC for any tax year during which U.S. Holders hold Common Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as U.S. Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to annually file an IRS Form 8621.

The Company generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such U.S. Holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the U.S. Tax Code and the "Mark-to-Market Election" under Section 1296 of the U.S. Tax Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any interest or distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, Series A Preference Shares, and Existing Notes, generally will be equal to the US Dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into US Dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its US Dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Common Shares and Series A Preference Shares or interest on the Existing Notes and New Senior Secured Notes generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends and interest paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the U.S. Tax Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding Information

In general, payments of interest on the Existing Notes and New Senior Secured Notes, accruals of OID thereon, dividends on the Common Shares and Series A Preference Shares and the proceeds of disposition of Existing Notes, New Senior Secured Notes (including a retirement or redemption of a New Senior Secured Note), Common Shares and Series A Preference Shares payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be subject to information reporting and backup withholding if a U.S. Holder (i) fails to furnish such holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalties of perjury that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, assuming the required information is timely provided to the IRS. U.S. Holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Additional Tax on Passive Income

Certain U.S. Holders who are individuals, estates or trusts will be required to pay a 3.8% tax (in addition to taxes they would otherwise be subject to) on their "net investment income" to the extent that their gross income exceeds a certain threshold. Net investment income includes, among other things, dividends on the Common Shares and Series A Preference Shares, interest (including OID) on the Existing Notes and New Senior Secured Notes and capital gains from the sale or other disposition of Existing Notes, New Senior Secured Notes, Common Shares and Series A Preference Shares. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Existing Notes, New Senior Secured Notes, Common Shares and Series A Preference Shares.

Foreign Financial Asset Reporting

Under U.S. federal income tax law and U.S. Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares, Series A Preference Shares, Existing Notes and New Senior Secured Notes are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

CERTAIN BARBADOS INCOME TAX CONSIDERATIONS

The following discussion summarizes certain Barbados income tax considerations under the International Business Companies Act, Cap.308 of the laws of Barbados (“IBC Act”) and the Income Tax Act, Cap.73 of the laws of Barbados (Barbados ITA) relevant to the acquisition, holding and disposition of New Senior Secured Notes by persons who are not resident in Barbados for purposes of the Barbados ITA (a Non-Barbados Holder).

Pursuant to the provisions of the IBC Act, payments of interest and principal by BGB on the New Senior Secured Notes to a Non-Barbados Holder will not be subject to any Barbados withholding tax.

No other taxes under the Barbados ITA will be applicable to a Non-Barbados Holder in connection with the acquisition, holding or disposition of the New Senior Secured Notes.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, the Common Shares, if issued on the date hereof, would be qualified investments under the current provisions of the Tax Act and the regulations thereunder, for trusts governed by registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (TFSAs) provided that, at the time of the issuance of the Common Shares and at all relevant times, the Company is a “public corporation” (within the meaning of the Tax Act). The New Senior Secured Notes will not be qualified investments under the Tax Act and the regulations thereunder for Registered Plans after the obligations under the New Senior Secured Notes are assumed by BGB.

The Common Shares, if issued on the date hereof, will not be a “prohibited investment” for a trust governed by a TFSA, RRSP or RRIF, provided that, for purposes of the Tax Act, the holder of the TFSA, or annuitant under the RRSP of RRIF, deals at arm’s length with the Company and does not have a “significant interest” (within the meaning of the Tax Act) in the Company for purposes of the Tax Act. Holders of a TFSA or annuitants of an RRSP or RRIF should consult their own tax advisors to ensure the Common Shares would not be a prohibited investment in their particular circumstances.

MATTERS PERTAINING TO USE OF PROXIES

Solicitation of Proxies

Proxies are being solicited by management for use at the Meetings. Proxies will be solicited primarily by mail, but may also be solicited by newspaper publication, in person, by telephone, by fax or by other electronic means by directors, officers, employees or agents of the Company. All costs of the solicitation will be borne by the Company. The Company has requested brokers and nominees who hold Common Shares, Existing Notes or Preference Shares in their names to furnish this Circular and accompanying materials to the beneficial holders of the Common Shares, Preference Shares and Existing Notes and to request authority to deliver a proxy.

The Company has also retained Kingsdale for an anticipated fee of approximately C$70,000 in respect of its services in connection with the Recapitalization in addition to per call fees and out of pocket expenses of Kingsdale. The Company may also reimburse brokers and other persons holding Existing Notes, Preference Shares and Common Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The Company is not relying on the notice-and-access delivery procedures outlined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer to distribute copies of proxy-related materials in connection with the Meetings.

Appointment of Proxies

The individuals named in the accompanying Proxy Forms are officers and/or directors of the Company. If you are a Registered Common Shareholder entitled to vote at the Common Shareholders' Meeting or Series B Holder entitled to vote at the Preference Shareholders’ Meeting, you have the right to appoint a person or company other than either of the persons designated in such form of proxy, who need not be a Common Shareholder or Preference Shareholder, as the case may be, to attend and act for you and on your behalf at such Meeting or any adjournment or postponement thereof. You may do so either by inserting the name of that other person in the blank space provided in applicable Proxy Form or by completing and delivering another suitable form of proxy. In order to be effective, a Proxy Form must be submitted using one of the following methods:

(a)	delivery by facsimile to 416-595-9593;

(b)	delivery by mail so as to reach or be deposited with TSX Trust Company, at its offices at 200 University Avenue, Suite 300, Toronto, Ontario, Canada, M5H 4H1; or

(c)	electronically (at www.voteproxyonline.com),

in each case by no later than 4:00 p.m. (Toronto time) on March 29, 2017, or in the event that the applicable Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any reconvened or postponed Meeting.

The deadline for deposit of a Proxy Form may be waived or extended by the Chairman of the applicable Meeting at his discretion, without notice. The Chairman of the applicable Meeting is under no obligation to accept or reject any particular late Proxy Form.

Voting by Proxies

The persons named as proxyholders in the Proxy Form will vote or withhold from voting the securities represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, the applicable securities will be voted accordingly. The Proxy Form confers discretionary authority on the persons named therein with respect to: (a) each matter or group of matters identified therein for which a choice is not specified; (b) any amendment to or variation of any matter identified therein; and (c) any other matter that properly comes before the applicable Meeting.

In respect of a matter for which a choice is not specified in a Proxy Form, the management appointee acting as a proxyholder will vote in favour of each matter identified on such Proxy Form.

Noteholders, Series A Holders and Non-Registered Common Shareholders

The information set forth in this section is of significant importance to: (i) Noteholders and Series A Holders as Noteholders and Series A Holders that do not hold their Existing Notes and Series A Preference Shares directly; and (ii) many Common Shareholders, as a substantial number of Common Shareholders do not hold their Common Shares directly.

Non-Registered Common Shareholders should note that only Proxy Forms deposited by Registered Common Shareholders can be recognized and acted upon at the applicable Meeting. If the Common Shares are listed in an account statement provided to a Common Shareholder, as applicable, by an Intermediary such as a bank, trust, broker or agent, then in almost all cases those Common Shares will not be registered in the Common Shareholder's name and Common Shareholders will not be on the records of the Company. Such Common Shares will likely be registered under the name of the Common Shareholder's Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of “CDS & Co.” (the registration name for CDS, which acts as nominee for many Canadian Intermediaries). All of the Existing Notes and Series A Preference Shares are registered in the name of “CDS & Co.” Common Shares, Existing Notes and Series A Preference Shares held by Intermediaries or their respective nominees can only be voted upon the instructions of the Non-Registered Common Shareholder, Noteholders and Series A Holder, respectively. Without specific instructions, Intermediaries are prohibited from voting Common Shares, Existing Notes and Series A Preference Shares for their clients. The Company does not know and cannot determine for whose benefit Common Shares, Existing Notes and Series A Preference Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires that Intermediaries seek voting instructions from Non-Registered Common Shareholders, Noteholders and Series A Holders by way of a VIF in advance of the Common Shareholders' Meeting, Noteholders Meeting and Preference Shareholders' Meeting. Every Intermediary will have its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Common Shareholders, Noteholders and Series A Holders in order to ensure that their Common Shares, Existing Notes and Series A Preference Shares, respectively, are voted at the applicable Meeting. Often, the VIF supplied to a non-registered holder by its Intermediary is identical to the corresponding proxy form provided to a registered holder. However, in this case, the purpose of the VIF is limited to instructing the Intermediary on how to vote on behalf of the Non-Registered Common Shareholder, Noteholder or Series A Holder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a machine-readable VIF to non-registered securityholders, such as Non-Registered Common Shareholders, Noteholders and Series A Holders. The Non-Registered Common Shareholder, Noteholder and Series A Holder is requested to complete and return the VIF by mail or facsimile in accordance with the instructions included therein. Alternatively, a Non-Registered Common Shareholder, Noteholder and/or Series A Holder can complete on-line voting form to vote their Common Shares, Existing Notes and/or Series A Preference Shares, as applicable. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares, Existing Notes and Series A Preference Shares of the Non-Registered Common Shareholders, Noteholders and Series A Holders, respectively, to be represented at the applicable Meeting. A Non-Registered Common Shareholder, Noteholder or Series A Holder receiving a VIF cannot use that VIF to vote Common Shares, Existing Notes or Series A Preference Shares directly at the applicable Meeting as the VIF must be returned as directed well in advance of the applicable Meeting in order to have the Common Shares, Existing Notes or Series A Preference Shares, as applicable, voted.

You should follow the instructions provided in the VIF and by your Intermediary in order to vote your Existing Notes, Common Shares and Series A Preference Shares as the case may be. Your Intermediary may have its own deadlines that are before the deadlines disclosed in this Circular.

If you wish to vote in person at the applicable Meeting please insert your own name in the space provided on the VIF that you have received from your Intermediary. If you do this, you will be instructing your Intermediary to appoint you as proxyholder. Please adhere strictly to the signature and return instructions provided by your Intermediary. It is not necessary to complete the form in any other respect, since you will be voting at the applicable Meeting in person. Please register with the Transfer Agent or Existing Notes Trustee, as applicable, upon arrival at the applicable Meeting.

There are two kinds of Non-Registered Common Shareholders, Series A Holders and Noteholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuer of the securities which they own, known as non-objecting beneficial owners or “NOBOs”.

The Company does not intend to pay for Intermediaries to forward to OBOs the proxy-related materials under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. Accordingly, an OBO will not receive the materials unless the OBO’s intermediary assumes the costs of delivery.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instruction / voting instruction form.

Additionally, the Company may use the Broadridge QuickVote™ service to assist Non-Registered Common Shareholders, Noteholders and Series A Holder with voting their Common Shares, Existing Notes and Series A Preference Shares, respectively. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Common Shares, Existing Notes and Series A Preference Shares to be represented at the applicable Meeting, as applicable.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Proxy Form may be revoked before it is exercised by an executed instrument in writing received at the registered office of the Company, at any time up to and including the last Business Day prior to the date set for the Meeting, or, in the event the applicable Meeting is adjourned or postponed, up to and including the last Business Day prior to any reconvened or postponed Meeting, or with the Chairman of the applicable Meeting at such Meeting (or any adjournment or postponement thereof), or of any adjournment or postponement thereof, before any vote in respect of which the Proxy Form is to be used shall have been taken, and thereupon, the Proxy Form is revoked.

A Registered Common Shareholder attending the Common Shareholders' Meeting and a Series B Holder attending the Preference Shareholders’ Meeting has the right to vote in person at the applicable Meeting and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the applicable Meeting or any adjournment or postponement thereof. A Registered Common Shareholder attending the Common Shareholders' Meeting will be required to register for the Common Shareholders' Meeting by identifying themselves with the Transfer Agent upon arrival at the Common Shareholders' Meeting. A Series B Holder attending the Preference Shareholders' Meeting will be required to register for the Preference Shareholders' Meeting by identifying themselves with the Transfer Agent upon arrival at the Preference Shareholders' Meeting.

Determination of Validity

All questions as to the validity, form, eligibility, correctness, completeness, accuracy and timely delivery of any proxy or voting instructions pursuant to the VIF and any of the procedures described above, will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any proxy or VIF determined not to be in proper form, incomplete or containing errors and/or inaccuracies.

The persons named in the Proxy Form or VIF will have discretionary authority to vote on amendments or variations to the business matters identified in the Notice of Meeting of Noteholders, the Notice of Special Meeting of Preference Shareholders and the Notice of Special Meeting of Common Shareholders, as applicable, and on other matters that may properly come before the applicable Meeting and any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the applicable Meeting is routine and whether or not the amendment, variation or other matter that comes before the applicable Meeting is contested. As of the date of this Circular, management of the Company is not aware of any amendments, variations or additional matters to come before the Meetings.

AUDITOR

The auditors of the Company are Deloitte LLP. Deloitte LLP were first appointed as auditors of the Company effective April 27, 2009.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meetings.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, and except as disclosed in the AIF, no informed person (as such term is defined under applicable securities laws) or any associate or affiliate of any informed person has or had a material interest, direct or indirect, in any transaction since the beginning of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTERESTS OF EXPERTS

Deloitte LLP, the auditors of the Company are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

Certain legal matters relating to the Arrangement will be passed upon on behalf of the Company by Norton Rose Fulbright Canada LLP. The partners and associates of Norton Rose Fulbright Canada LLP do not own, directly or indirectly, securities of the Company representing 1% or more of the outstanding securities of any class of securities of the Company.

PwC has prepared the Fairness Opinions, the full text of which are attached as Appendix H to this Circular. As at the date hereof, PWC and the “designated professionals” thereof do not own, directly or indirectly, securities of the Company representing 1% or more of the outstanding securities of any class of securities of the Company.

OTHER BUSINESS

The Board is not aware of any matters intended to come before the Meetings other than those items of business set forth in the Notice of Meeting of Noteholders, the Notice of Special Meeting of Series A Holders and Series B Holders and the Notice of Special Meeting of Common Shareholders accompanying this Circular. If any other matters properly come before any of the Meetings, it is the intention of the persons named in the Proxy Form to vote in respect of those matters in accordance with their judgment.

A proposal for any matter that a Common Shareholder proposes to raise at the next annual meeting of Common Shareholders of the Company must be submitted to the Company at least 90 days before the anniversary date of the notice (that is, at least 90 days before the anniversary date of May 31, 2016) and must comply with the other requirements of the CBCA relating to proposals.

ADDITIONAL INFORMATION

Financial information relating to the Company is provided in the Annual Financial Statements and Annual MD&A. Copies of this Circular, the Annual Financial Statements, the Annual MD&A, the interim consolidated financial statements of the Company subsequent to the Annual Financial Statements and the Company's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Company, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Company at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

APPROVAL OF BOARD OF DIRECTORS

The contents and sending of this Circular and its distribution to Noteholders, Preference Shareholders and Common Shareholders have been approved by the Board.

DATED at Toronto, Ontario, this 27th day of February, 2017.

BANRO CORPORATION
BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Geoffrey G. Farr”
Geoffrey G. Farr
Vice President, General Counsel and
Corporate Secretary

APPENDIX A
NOTEHOLDERS' ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1

The arrangement (the Arrangement) under Section 192 of the Canada Business Corporations Act (the CBCA) involving Banro Corporation, a corporation existing under the laws of Canada (the Company), all as more particularly described and set forth in the management information circular (the Circular) of the Company dated February 27, 2017, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2

The plan of arrangement (the Plan of Arrangement), involving the Company and implementing the Arrangement, the full text of which is set out in Appendix D to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the Noteholders (as defined in the Circular) or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the Court), the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the Noteholders:

(i) to amend the Plan of Arrangement to the extent permitted by the Plan of Arrangement; and
(ii) not to proceed with the Arrangement.

4

Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations, registrations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to these resolutions and the completion of the Plan of Arrangement, including: (i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities, including the Court; (ii) any and all documents that are necessary to be filed with the Director under the CBCA in connection with the Plan of Arrangement; and (iii) the signing of the certificates, consents and other documents or declarations required to be signed by the Company, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B
PREFERENCE SHAREHOLDERS' ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1

The arrangement (the Arrangement) under Section 192 of the Canada Business Corporations Act (the CBCA) involving Banro Corporation, a corporation existing under the laws of Canada (the Company), all as more particularly described and set forth in the management information circular (the Circular) of the Company dated February 27, 2017, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2

The plan of arrangement (the Plan of Arrangement), involving the Company and implementing the Arrangement, the full text of which is set out in Appendix D to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the Preference Shareholders (as defined in the Circular) or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the Court), the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the Preference Shareholders: (i) to amend the Plan of Arrangement to the extent permitted by the Plan of Arrangement; and (ii) not to proceed with the Arrangement.

4

Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations, registrations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to these resolutions and the completion of the Plan of Arrangement, including: (i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities, including the Court; (ii) any and all documents that are necessary to be filed with the Director under the CBCA in connection with the Plan of Arrangement; and (iii) the signing of the certificates, consents and other documents or declarations required to be signed by the Company, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

APPENDIX C
COMMON SHAREHOLDERS' RESOLUTIONS

BE IT RESOLVED THAT:

Resolution 1 – Common Shareholders' Issuance Resolution

1

In accordance with the rules of the Toronto Stock Exchange, the issuance of up to a maximum of 795,095,784 common shares (the Common Shares) of Banro Corporation, a corporation existing under the laws of Canada (the Company) (representing approximately 261.99% of the current issued and outstanding Common Shares), issuable pursuant to the Arrangement (as defined and described in the management information circular of the Company dated February 27, 2017 (the Circular)), that will result in the issuance of Common Shares: (i) that is greater than 25% of the number of Common Shares currently issued and outstanding, (ii) to insiders of the Company that is greater than 10% of the number of Common Shares currently issued and outstanding, and (iii) that could materially affect the control of the Company, is hereby approved.

2

Notwithstanding the approval of shareholders of the Company to the above resolution, the board of directors of the Company (the Board) may revoke the foregoing resolution before it is acted on without any further approval by the shareholders of the Company.

3

Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations, registrations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to these resolutions.

Resolution 2 – Common Shareholders' Recapitalization Resolution

1

In accordance with the rules of the Toronto Stock Exchange and applicable Canadian securities laws, the Recapitalization (as defined in the Circular, accompanying the notice of this meeting (as the Recapitalization may be, or may have been, modified or amended in accordance with its terms)) that will result in consideration to be received by the insiders or other related parties of the Company which exceeds 10% of the market capitalization of the Company is hereby authorized and approved.

2

Notwithstanding the approval of shareholders of the Company to the above resolution, the Board may revoke the foregoing resolution before it is acted on without any further approval by the shareholders of the Company.

3

Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations, registrations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to these resolutions.

Resolution 3 – Common Shareholders' Rights Plan Termination Resolution

1

Pursuant to Section 5.4(b) of the shareholder rights plan agreement, dated as of April 29, 2005, between the Company and TSX Trust Company (which was named Equity Transfer Services Inc. at the time of the agreement), as amended on June 27, 2008, June 29, 2011 and June 27, 2014 (the Rights Plan), the Rights Plan is hereby amended such that the following provision is added to Section 5.2 of the Rights Plan immediately following the existing text:

C-1

"Effective at the time set out in the Plan of Arrangement, as defined in the Company's information circular for the special meeting of shareholders held on March 31, 2017, this Agreement and all outstanding Rights shall terminate and be of no further force and effect and, for greater certainty, the Redemption Price set forth in Section 5.1(a) shall, immediately prior to such termination and cancellation, be amended to be C$0.00. ''

2

Notwithstanding the approval of shareholders of the Company to the above resolution, the Board may revoke the foregoing resolution before it is acted on without any further approval by the shareholders of the Company.

3

Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations, registrations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to these resolutions.

Resolution 4 – Common Shareholders' Consolidation Resolution

1

The issued and outstanding Common Shares in the capital of the Company be changed by the consolidation of the issued and outstanding Common Shares at a ratio of ten (10), or such lesser number as is determined by the Board, to one (1) (the Consolidation), provided that such Consolidation is effected within one year following the date of passage of this special resolution.

2

No fractional Common Shares shall be issued upon the Consolidation and in the case where the Consolidation results in a shareholder otherwise becoming entitled to a fraction of a Common Share, a downward adjustment shall be made to the next whole Common Share without consideration in respect thereof.

3

Notwithstanding the approval of shareholders of the Company to the above resolutions, the Board may revoke the foregoing resolutions before they are acted on without any further approval by the shareholders of the Company.

4

The Articles of the Company be amended to provide for the Consolidation and the effective date of such Consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Canada Business Corporations Act or such other date indicated in the Articles of Amendment.

5

Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations, registrations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to these resolutions.

C-2

APPENDIX D
Plan of Arrangement

BANRO CORPORATION AND 10095699 CANADA INC.
PLAN OF ARRANGEMENT

MADE PURSUANT TO SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT

Article 1
Definitions and Interpretation

1.1	Definitions

In this Plan of Arrangement, unless otherwise stated or unless the subject matter or context otherwise requires:

Advisors means (i) Norton Rose Fulbright Canada LLP and Dorsey & Whitney LLP, Canadian and U.S. legal counsel to the Applicants, (ii) Goodmans LLP and Paul, Weiss, Rifkind, Wharton and Garrison LLP, Canadian and U.S. legal counsel to Gramercy, (iii) Fasken Martineau DuMoulin LLP, legal counsel to RFW, and (iv) Osler, Hoskin & Harcourt LLP, legal counsel to BlackRock;

Affected Instrument Value means (i) with respect to each Existing Note, the principal amount of the Existing Note, (ii) with respect to the Term Loan, the principal amount of the Term Loan, (iii) with respect to each Exchangeable Preferred Share, the Exchangeable Preferred Value, (iv) with respect to each BlackRock Barbados Preferred Share, the BlackRock Barbados Preferred Value, (v) with respect to each Transferred Barbados Preferred Share, the Transferred Barbados Preferred Value, (vi) with respect to each Series A Preference Share, the Series A Preference Value, and (vii) with respect to each Series B Preference Share, nil;

Affected Instruments means collectively the Existing Notes, the Exchangeable Preferred Shares, the Series A Preference Shares, the Series B Preference Shares, the Barbados Preferred Shares, and the documents governing the Term Loan Claims;

Affected Options means all options issued by Banro pursuant to its Stock Option Plan with an exercise price equal to or in excess of Cdn$0.80 per share;

Amended and Restated Collateral Trust Agreement means the Collateral Trust Agreement, as amended and restated to reflect, among other things, (i) a change to the collateral agent, and (ii) the limitations on secured liens in accordance with the New Senior Secured Notes Indenture, which amendment shall be in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

Anticipated Effective Date means the anticipated Effective Date, to be established by Banro and the Requisite Consenting Parties and communicated to the holders of Affected Instruments;

Applicable Law means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter;

Applicants means Banro and Arrangeco;

Arrangeco means 10095699 Canada Inc., a corporation incorporated pursuant to the CBCA and a wholly-owned subsidiary of Banro;

Arrangement means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Section 8.2 of this Plan of Arrangement or made at the direction of the Court in the Interim Order, the Final Order or otherwise, in each case, with the consent of the Applicants and the Requisite Consenting Parties, each acting reasonably;

Articles of Arrangement means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, that are required to be filed with the CBCA Director after the Final Order is made in order for the Arrangement to become effective on the Effective Date;

Assignment and Assumption Agreement means an agreement between Banro and BGB, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which BGB will assume Banro’s obligations under the New Senior Secured Notes Indenture following delivery of the Assumption Notice;

Assumption Notice means the notice to be given by Banro under the New Senior Secured Notes Indenture pursuant to which Banro shall exercise its right to cause BGB to assume all of Banro’s obligations under the New Senior Secured Notes Indenture;

Banro Group means, collectively, Banro, BGB, NBL, TBL, Twangiza and Namoya;

Barbados Preferred Dividend Amount means with respect to each Barbados Preferred Share, the sum of (i) dividends accrued on the Barbados Preferred Share on September 30, 2016 December 31, 2016 and March 31, 2017, calculated in accordance with the BGB Articles of Amendment dated April 17, 2013, plus (ii) the dividend accrued on March 31, 2017 on the Barbados Preferred Share multiplied by the number of days between March 31, 2017 and the Anticipated Effective Date, divided by 90;

Barbados Preferred Dividend Payment means the cash payment by BGB to BWM of fifty percent (50%) of the Barbados Preferred Dividend Amount with respect to the Barbados Preferred Shares;

Barbados Preferred Purchase and Sale Agreement means an agreement among BWM, Gramercy and RFW, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which, among other things, (i) each of Gramercy and RFW independently agrees to purchase, and BWM agrees to sell to each of Gramercy and RFW, 300,000 of the Barbados Preferred Shares held by BWM; (ii) Gramercy and RFW will make the Direction, and (iii) each of Gramercy, RFW, and BWM agrees to attorn to the jurisdiction of the Court for the purposes of this Plan of Arrangement and the compromises and exchanges effected hereby;

Barbados Preferred Shares means the Preferred Shares in the capital of BGB;

BGB means Banro Group (Barbados) Limited;

BlackRock means BWM and certain funds and accounts under management by BlackRock Investment Management (UK) Limited in its capacity as investment manager that hold Existing Notes;

BlackRock Barbados Preferred Shares means all Barbados Preferred Shares other than the Transferred Barbados Preferred Shares;

BlackRock Barbados Preferred Value means with respect to each BlackRock Barbados Preferred Share, the sum of (i) the “London Gold Fix” price per ounce of gold expressed in US Dollars on January 20, 2017, as the same was fixed at approximately 3:00 p.m. London time on such date by five market making members of the London Bullion Market Association in accordance with customary market practice, multiplied by 0.017501, plus (ii) twenty-five percent (25%) of the Barbados Preferred Dividend Amount;

BlackRock Barbados Pro Rata Share means, with respect to BWM, the percentage that the aggregate BlackRock Barbados Preferred Value of all BlackRock Barbados Preferred Shares held by it after the transaction described in Section 4.3(m) hereof bears to the Mezzanine Instrument Value;

Board means the board of directors of the Company;

Business Day means a day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario and in New York, New York;

BWM means BlackRock World Mining Trust PLC;

Canadian Trustee means collectively Equity Financial Trust Company, as trustee, under the Existing Notes Indenture, and TSX Trust Company, as Canadian trustee, under the New Senior Secured Notes Indenture;

Cash Amount means, in respect of a Cash Electing Holder, the aggregate amount of cash payable to that Cash Electing Holder in respect of a validly made Cash Election, which amount is equal to 75% of the par value of all Cash Election Notes held by it plus any unpaid interest thereon, accrued to and including the Anticipated Effective Date;

Cash Electing Holders means those Noteholders that have validly made a Cash Election duly submitted prior to the Cash Election Deadline;

Cash Election means an election validly made pursuant to the Interim Order and this Plan of Arrangement by a Noteholder to deliver and surrender all or any portion of the Existing Notes held by it to the Cash Election Option and receive the Cash Amount in lieu of the New Senior Secured Notes and Common Shares which would otherwise be issued to them pursuant to this Plan of Arrangement on the Effective Date;

Cash Election Amount means the aggregate Cash Amount payable to all Cash Electing Holders for their Cash Election Notes, which shall in no event exceed $37.5 million plus the aggregate of all unpaid interest on the Cash Election Notes, accrued to an including the Anticipated Effective Date;

Cash Election Deadline means 5:00 p.m. on March 30, 2017, or such other date as the Company and the Requisite Consenting Parties may agree;

Cash Election Notes means Existing Notes in respect of which the Cash Election Option is validly made in accordance with Section 3.1;

Cash Election Option means the option available to Noteholders (other than Consenting Parties with respect to the Existing Notes held by them which are bound by the Support Agreement) under this Plan of Arrangement to receive cash consideration equal to the Cash Amount for all or any portion of their Existing Notes;

Cash Election Pool has the meaning given to that term in Section 3.2(c);

CBCA means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

CBCA Director means the Director appointed under section 260 of the CBCA;

CBCA Proceedings means the proceedings commenced by the Applicants under the CBCA for approval of this Plan of Arrangement, Court file no. CV-17-11700-00CL;

CDS means the Canadian Depository for Securities or its nominee, which at the date of this Plan of Arrangement is CDS & Co., or any successor thereof;

Certificate of Arrangement means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in accordance with section 262 of the CBCA;

Circular means the management information circular of the Company dated February 27, 2017 mailed to security holders in respect of the Meetings and the meeting of the holders of Common Shares, each scheduled for March 31, 2017;

Claim means any right or claim of any Person against the Company, other than an Excluded Claim, whether or not such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown;

Collateral Trust Agreement means the collateral trust agreement dated March 2, 2012, among Banro, as borrower and issuer, the guarantors party thereto, as initial guarantors, and Equity Financial Trust Company, as indenture trustee and collateral agent, as amended or amended and restated;

Common Shares means common shares in the capital of Banro;

Company or Banro means Banro Corporation;

Consenting Parties means, collectively, the Initial Consenting Parties and such other Persons as may from time to time become parties to the Support Agreement by executing a consent agreement in the form attached thereto;

Court means the Ontario Superior Court of Justice (Commercial List);

Depositary means Kingsdale Advisors, appointed for the purpose of, among other things, holding the Cash Election Pool pending its release in connection with the Cash Election as directed by Arrangeco (as agent for Banro in connection with the Cash Election) in accordance with Section 5.1, all in connection with the Arrangement;

Direction means the direction given by each of Gramercy and RFW to Banro pursuant to the Barbados Preferred Purchase and Sale Agreement to deliver the Transferred Barbados Dividend Entitlement Common Shares to BWM, in partial payment of the purchase price for the Transferred Barbados Preferred Shares;

Director means anyone who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, a director or de facto director of Banro;

Dore Loan means the loan in the principal amount of $10 million, made by Baiyin International Investment Ltd, to Twangiza pursuant to a letter agreement dated July 15, 2016, as the same may be amended, restated or modified from time to time;

Dore Loan Amendment means an amendment to the Dore Loan which shall extend the maturity dates of the Dore Loan to February 28, 2020, which amendment shall be in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

DRC means the Democratic Republic of the Congo;

Effective Date means the Business Day on which the Arrangement becomes effective, as specified in the Certificate of Arrangement;

Effective Time means 12:01 a.m. on the Effective Date;

Exchange Agreements means, collectively, the Exchangeable Preferred Shares Exchange Agreement, the Gold Linked Exchange Agreement, and the Term Loan Exchange Agreement;

Exchange Date means the date that is three Business Days immediately before the Effective Date;

Exchange Time means the time on the Exchange Date as of which certain registrations or holdings are to be determined as provided for herein, being 6:00 p.m. Toronto time;

Exchangeable Preferred Holder means a holder of Exchangeable Preferred Shares;

Exchangeable Preferred Pro Rata Share means, with respect to each Exchangeable Preferred Holder, the percentage that the aggregate Exchangeable Preferred Value of all Exchangeable Preferred Shares held by it on the Effective Date bears to the Mezzanine Instrument Value;

Exchangeable Preferred Shares means, collectively, the Preferred Shares of NBL and the Preferred Shares of TBL;

Exchangeable Preferred Shares Exchange Agreement means an agreement among Banro, NBL, TBL, Gramercy and RFW, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which (i) each of Gramercy and RFW agrees to transfer its Exchangeable Preferred Shares to Banro in exchange for its Exchangeable Preferred Pro Rata Share of the Mezzanine Instrument Common Shares, on the Effective Date, and (ii) each of Gramercy, RFW, NBL and TBL agrees to attorn to the jurisdiction of the Court for the purposes of this Plan of Arrangement and the compromises and exchanges effected hereby;

Exchangeable Preferred Value means with respect to each Exchangeable Preferred Share, the sum of the face value of such Exchangeable Preferred Share and any accrued but unpaid dividends up to and including the Anticipated Effective Date (for greater certainty, the calculation of accrued but unpaid dividends for the period from February 28, 2017 to the Anticipated Effective Date shall include the February 28, 2017 dividend in the notional amount);

Excluded Claim means (i) the Trustee Claim, (ii) Claims of the Advisors, and (iii) any Claims accruing after the Effective Date;

Existing Notes means all notes issued pursuant to the Existing Notes Indenture and outstanding as of the Record Date;

Existing Notes Indenture means the indenture dated as of March 2, 2012, as amended, among Banro, as issuer, Equity Financial Trust Company, as trustee and collateral agent, and others, pursuant to which the Existing Notes were issued;

Final Order means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan of Arrangement, in form and substance satisfactory to the Applicants and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

Gold Linked Exchange Agreement means an agreement among Banro, BGB, BWM, RFW and Gramercy, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which (i) BWM agrees to transfer its BlackRock Barbados Preferred Shares and its Series B Preference Shares to Banro in exchange for its BlackRock Barbados Pro Rata Share of the Mezzanine Instrument Common Shares, (ii) BGB agrees to make the Barbados Preferred Dividend Payment on the Effective Date, (iii) each of RFW and Gramercy agrees to transfer its Transferred Barbados Preferred Shares to Banro in exchange for its Transferred Barbados Pro Rata Share of the Mezzanine Instrument Common Shares, on the Effective Date, and (iv) each of RFW, Gramercy, BWM and BGB agrees to attorn to the jurisdiction of the Court for the purposes of this Plan of Arrangement and the compromises and exchanges effected hereby;

Governmental Entity means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

Gramercy means Gramercy Funds Management LLC, in its capacity as advisor to certain funds and accounts;

Guarantee means a guarantee by Banro, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, of the obligations assumed by BGB in accordance with the Assignment and Assumption Agreement;

Guarantors has the meaning given to that term in the Circular under the heading “Summary of Circular – Terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture”;

Initial Consenting Parties means those parties, other than members of the Banro Group, that executed the Support Agreement as original signatories on January 31, 2017, and Initial Consenting Party means any one of them;

Interim Order means the interim order of the Court made in the CBCA Proceedings on February 22, 2017;

Law means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, Barbados, the DRC, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;

Meetings means, collectively, the Noteholders’ Meeting and the Preference Shareholders’ Meeting;

Mezzanine Instrument Common Shares means the aggregate 681,510,672 Common Shares to be issued in exchange for the Exchangeable Preferred Shares, the Series A Preference Shares, and the Barbados Preferred Shares, in each case in accordance with this Plan of Arrangement and the Exchange Agreements, as applicable.

Mezzanine Instrument Value means the sum of (i) the Exchangeable Preferred Value for all Exchangeable Preferred Shares, (ii) the Series A Preference Value for all Series A Preference Shares, (iii) the BlackRock Barbados Preferred Value for all BlackRock Barbados Preferred Shares; and (iv) the Transferred Barbados Preferred Value for all Transferred Barbados Preferred Shares;

Namoya means Namoya Mining S.A.;

NBL means Namoya (Barbados) Limited;

New Board means the Board appointed on the Effective Date, the members of which shall be selected in accordance with the Support Agreement and shall be publicly announced by way of press release on or prior to the Effective Date;

New Senior Secured Notes means the new 10% senior secured notes of Banro due in the year 2021, to be issued on the Effective Date pursuant to the New Senior Secured Notes Indenture;

New Senior Secured Notes Indenture means the indenture governing the New Senior Secured Notes to be effective as of the Effective Date among Banro, as issuer, the Guarantors, TSX Trust Company, as Canadian Trustee and collateral agent, and The Bank of New York Mellon, as US Trustee, on terms substantially as described in the Circular and/or as may otherwise be agreed by the Applicants and the Requisite Consenting Parties, each acting reasonably;

Note Guarantees has the meaning given to that term in the Circular under the heading “Summary of Circular – Terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture”;

Noteholder Claims means all legal, equitable, contractual and any other rights or claims of any Person against the Company, whether or not such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, pursuant to or in relation to the Existing Notes or any of them or the Existing Notes Indenture, or relating in any way to the purchase, holding or sale of the Existing Notes, and Noteholder Claim means any one of them;

Noteholders means all holders of Existing Notes, and Noteholder means any one of them;

Noteholders’ Meeting means a meeting of the Noteholders called for the purpose of considering and voting in respect of the Arrangement as contemplated by the Interim Order;

Officer means anyone who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, an officer or de facto officer of Banro;

Order means any order of the Court in the CBCA Proceedings;

Outside Date means April 14, 2017 (or such other date as the Company and the Requisite Consenting Parties may agree in writing);

Person is to be broadly interpreted and includes any individual, firm, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, Governmental Entity or any agency, officer or instrumentality thereof or any other entity, wherever situate or domiciled, and whether or not having legal status;

Plan of Arrangement means this plan of arrangement and any amendments, modifications or supplements hereto made in accordance with the terms hereof or made at the direction of the Court in the Final Order or otherwise with the consent of Banro and the Requisite Consenting Parties;

Preference Shares means, collectively, the Series A Preference Shares and the Series B Preference Shares;

Preference Shareholders means, collectively, the Series A Holders and the Series B Holders;

Preference Shareholders’ Meeting means a meeting of the Series A Holders and Series B Holders called for the purpose of considering and voting in respect of the Arrangement as contemplated by the Interim Order;

Proxy and Information Agent means Kingsdale Advisors;

Record Date means 5:00 p.m. on March 1, 2017, subject to any further Order;

Released Parties and Released Party have the meanings given to those terms in Section 6.1;

Requisite Consenting Parties means, collectively, RFW, Gramercy and BlackRock;

RFW means, collectively, Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited;

Series A Dividend Amount means with respect to each Series A Preference Share, the sum of (i) dividends accrued on the Series A Preference Share on December 31, 2016 and March 31, 2017, calculated in accordance with the Banro Corporation Certificate of Amendment dated April 23, 2013, plus (ii) the dividend accrued on March 31, 2017 on the Series A Preference Share multiplied by the number of days between March 31, 2017 and the Anticipated Effective Date, divided by 90;

Series A Holders means holders of Series A Preference Shares;

Series A Preference Shares means the Series A Preference Shares in the capital of the Company;

Series A Pro Rata Share means, with respect to a Series A Holder, the percentage that the aggregate Series A Preference Value of all Series A Preference Shares held by it on the Effective Date bears to the Mezzanine Instrument Value;

Series A Preference Value means with respect to each Series A Preference Share, the sum of (i) the “London Gold Fix” price per ounce of gold expressed in US Dollars on January 20, 2017, as the same was fixed at approximately 3:00 p.m. London time on such date by five market making members of the London Bullion Market Association in accordance with customary market practice, multiplied by 0.017501, plus (ii) the Series A Dividend Amount;

Series B Holders means holders of Series B Preference Shares;

Series B Preference Shares means the Series B Preference Shares in the capital of the Company;

Shareholders’ Rights Plan means the shareholders’ rights plan agreement dated as of April 29, 2005 between Banro and Equity Transfer Services Inc. as amended, modified or supplemented from time to time;

Support Agreement means the support agreement dated January 31, 2017 among the Banro Group, the Initial Consenting Parties, and such other Persons as may from time to time become parties thereto by executing a consent agreement in the form attached thereto, as it may be amended, restated or modified from time to time;

TBL means Twangiza (Barbados) Limited;

Term Loan means the term loan due March 1, 2017, pursuant to the Term Loan Facility Agreement dated December 31, 2015 among Namoya, as borrower, the Company and certain of its subsidiaries, as guarantors, and Gramercy and RFW, as lenders, as the same may be amended, restated or modified from time to time, in the principal amount of $22.5 million;

Term Loan Claims means the loans, commitments and other obligations held by the applicable lenders under the Term Loan;

Term Loan Exchange Agreement means an agreement among Banro, Namoya, Gramercy and RFW, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which (i) Namoya agrees to pay all accrued but unpaid interest on the Term Loan up to and including the Effective Date, (ii) Gramercy and RFW agree to transfer their respective interests in the Term Loan to Banro on the Effective Date in exchange for New Senior Secured Notes in a principal amount equal to principal amount of the Term Loan interest transferred by them, and 575.11449 Common Shares per $1,000 principal amount of New Senior Secured Notes, and (iii) Gramercy, RFW and Namoya agree to attorn to the jurisdiction of the Court for the purposes of this Plan of Arrangement and the compromises and exchanges effected hereby;

Transaction Structure Consideration means, with respect to each Initial Consenting Party, cash in an amount equal to 0.25% of (i) the aggregate Affected Instrument Value of all Affected Instruments held by such Initial Consenting Party immediately prior to the Effective Time, and (ii) in the case of RFW, the principal amount of the Dore Loan;

Transferred Barbados Dividend Entitlement means twenty-five percent (25%) of the Barbados Preferred Dividend Amount;

Transferred Barbados Dividend Entitlement Common Shares means that number of Mezzanine Instrument Common Shares issued to each of Gramercy and RFW pursuant to section 4.3(o) hereof that the Transferred Barbados Dividend Entitlement bears to the Mezzanine Instrument Value;

Transferred Barbados Preferred Shares means those Barbados Preferred Shares transferred from BWM to RFW and Gramercy pursuant to the Barbados Preferred Purchase and Sale Agreement;

Transferred Barbados Preferred Value means with respect to each Transferred Barbados Preferred Share, the “the “London Gold Fix” price per ounce of gold expressed in U.S. dollars on January 20, 2017, as the same was fixed at approximately 3:00 p.m. London time on such date by five market making members of the London Bullion Market Association in accordance with customary market practice, multiplied by 0.017501, plus (ii) the Transferred Barbados Dividend Entitlement;

Transferred Barbados Pro Rata Share means, with respect to each of RFW and Gramercy, the percentage that the aggregate Transferred Barbados Preferred Value of all Transferred Barbados Preferred Shares held by it after the transaction set out in Section 4.3(m) hereof bears to the Mezzanine Instrument Value;

Trustee means collectively Equity Financial Trust Company, as trustee, under the Existing Notes Indenture, and TSX Trust Company (as Canadian Trustee) and The Bank of New York Mellon (as US Trustee) under the New Senior Secured Notes Indenture;

Trustee Claim means any right or claim for fees, costs, commissions, reimbursement or compensation that Equity Financial Trust Company, TSX Trust Company or The Bank of New York Mellon (or any of them) may have against the Company pursuant to the Existing Notes Indenture or the New Senior Secured Notes Indenture, or either of them;

Twangiza means Twangiza Mining S.A.;

US Dollars or US$ means the lawful currency of the United States of America;

US Securities Act means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute; and

US Trustee means The Bank of New York Mellon.

1.2	Certain Rules of Interpretation

For the purposes of this Plan of Arrangement:

(a)

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, or supplemented in accordance with its terms;

(b)

The division of this Plan of Arrangement into articles and sections are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof;

(c)

The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan of Arrangement to such Person (or Persons) or circumstances as the context otherwise permits;

(d)

The words includes and including and similar terms of inclusion shall not, unless expressly modified by the words only or solely, be construed as terms of limitation, but rather shall mean includes but is not limited to and including but not limited to, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)

Unless otherwise specified, all references to time herein and in any document issued pursuant hereto mean local time in Toronto, Ontario and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day;

(f)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(g)

Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation; and

(h)

References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan of Arrangement, whereas the terms this Plan of Arrangement, hereof, herein, hereto, hereunder and similar expressions shall be deemed to refer generally to this Plan of Arrangement and not to any particular Recital, Article, Section or other portion of this Plan of Arrangement and include any documents supplemental hereto; and the word or is not exclusive.

1.3	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with this Plan of Arrangement and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in, US Dollars.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

Time shall be of the essence in this Plan of Arrangement.

Article 2
Effect of the Arrangement

2.1	Effectiveness

This Plan of Arrangement will become effective in the sequence described in Section 4.3 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Banro Group, the Consenting Parties, the Noteholders, the Series A Holders, the Released Parties, the Trustee, the holders of Common Shares, the directors and officers of the Banro Group and all other Persons named or referred to in, or subject to, this Plan of Arrangement and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety.

2.2	Certificate of Arrangement

The Company shall coordinate with the CBCA Director with respect to the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement. After the Company is satisfied that all conditions to the effectiveness of the Arrangement set out in Section 7.2 have been satisfied or waived, or that all executed documents, cash transfers and other actions have been delivered or completed in escrow, the Company shall request the issuance of the Certificate of Arrangement. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 4.3 has become effective in the sequence set forth therein. No portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

Article 3
Cash Election

3.1	The Cash Election

(a)

Any Noteholder, other than the Consenting Parties or any affiliates of any of them or any funds managed or administered by any of them or their respective affiliates, may make a Cash Election in accordance with the instructions contained in the Circular and such Cash Election will be valid only if the duly completed Cash Election is submitted in accordance with such instructions by no later than the Cash Election Deadline. If no duly completed Cash Election is duly submitted by a Noteholder by the Cash Election Deadline, such Noteholder shall not be entitled to make a Cash Election.

(b)	Once a Cash Election is made in accordance with Section 3.1(a), it shall be irrevocable and binding on such Cash Electing Holder and its transferees, successors and assigns.

3.2	The Cash Election Funding Procedure

(a)	Arrangeco, as agent for Banro, shall manage the Cash Election and coordinate with the Proxy and Information Agent to determine who are the Cash Electing Holders and their respective Cash Amounts.

(b)

Within three Business Days following the Cash Election Deadline, Arrangeco, in its capacity as agent in connection with the Cash Election, with the assistance of the Proxy and Information Agent, shall provide RFW and Gramercy with written notice of the Cash Election Amount.

(c)

On the third Business Day prior to the Anticipated Effective Date, RFW shall deliver cash in an amount equal to the Cash Election Amount to the Depositary in escrow by way of wire transfers in accordance with wire transfer instructions provided by the Depositary to fund the aggregate Cash Amount payable to Cash Electing Holders (such cash being referred to as the “Cash Election Pool”).

Article 4
Arrangement

4.1	Corporate Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan of Arrangement involving corporate action of any members of the Banro Group will occur and be effective as of the Effective Date, and will be authorized and approved under the Arrangement and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Banro Group. All necessary approvals to take actions shall be deemed to have been obtained from the directors and shareholders of Banro, as applicable.

4.2	Fractional Interests

(a)

No fractional Common Shares shall be allocated under this Plan of Arrangement. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to a fractional Common Share pursuant to this Plan of Arrangement shall be rounded down to the nearest whole number without compensation therefor.

(b)

The New Senior Secured Notes issued pursuant to this Plan of Arrangement shall be issued in minimum increments of $1.00 and the amount of New Senior Secured Notes that each Person shall be entitled to under this Plan of Arrangement shall in each case be rounded down to the nearest multiple of $1.00 without compensation for any principal amount of New Senior Secured Notes in excess of such nearest multiple.

4.3	Effective Date Transactions

The following events or transactions will occur, or be deemed to have occurred and be taken and effected, commencing at the Effective Time and in the following order in five minute intervals thereafter (or at such other times or intervals or in such other order as Banro and the Requisite Consenting Parties may agree), without any further act or formality required on the part of any Person, except as may be expressly provided herein. All payments shall be in cash or cash equivalents, unless otherwise specified:

(a)

The Shareholders’ Rights Plan and any rights issued or issuable pursuant thereto will be terminated and cancelled and be void and of no further force or effect and, for greater certainty, the redemption price contemplated therein shall, immediately prior to such termination and cancellation, be amended to be $0.00;

(b)	The Affected Options will be terminated and cancelled for no consideration;

(c)

The Articles of Arrangeco shall be amended such that part 6 thereof is deleted in its entirety and replaced with “The Corporation’s sole business shall be to administer, as agent, the Cash Election under the plan of arrangement of Banro Corporation and the Corporation made pursuant to Section 192 of the Canada Business Corporations Act, and to carry out such other roles as it may be required by such plan of arrangement or any court orders related to such plan of arrangement”;

(d)

The Cash Election Notes are deemed to be transferred from the Cash Electing Holders to RFW for the aggregate Cash Amounts payable to such Cash Electing Holders, and the Depositary shall be deemed instructed to pay the aggregate Cash Amount to or to the order of Arrangeco for administration as agent of the Cash Election Pool in accordance with Section 5.1;

(e)

Banro shall pay all unpaid interest (accrued to and including the Effective Date) on the Existing Notes to the Noteholders as of the Effective Time (including, for greater certainty, RFW in respect of the Cash Election Notes);

(f)

The Existing Notes, including for greater certainty the Cash Election Notes, shall be exchanged with Banro for (i) New Senior Secured Notes (together with the related Note Guarantees) in the same principal amount, and (ii) 575.11449 Common Shares per $1,000 principal amount of the New Senior Secured Notes;

(g)

Banro’s obligations under the Existing Notes and the Existing Notes Indenture shall, and shall be deemed to have been, irrevocably and finally extinguished and each Noteholder shall have no further right, title in or to the Existing Notes or its Noteholder Claim;

(h)	On the issuance of the Common Shares in Section 4.3(f), above, Banro shall add one dollar ($1.00) in the aggregate to the stated capital account it maintains for the Common Shares;

(i)	Each holder of a Series A Preference Share shall transfer such share to Banro in exchange for its Series A Pro Rata Share of the Mezzanine Instrument Common Shares;

(j)

In accordance with the terms of the Exchangeable Preferred Shares Exchange Agreement, each of Gramercy and RFW shall transfer its Exchangeable Preferred Shares to Banro in exchange for its Exchangeable Preferred Pro Rata Share of the Mezzanine Instrument Common Shares;

(k)	In accordance with the terms of the Term Loan Exchange Agreement, Namoya shall pay all unpaid interest (accrued to and including the Effective Date) on the Term Loan to the lenders thereunder;

(l)	In accordance with the terms of the Gold Linked Exchange Agreement, BGB shall pay the Barbados Preferred Dividend Payment;

(m)

In accordance with the terms of the Barbados Preferred Purchase and Sale Agreement, each of Gramercy and RFW shall purchase, and be deemed to have purchased, 300,000 Barbados Preferred Shares from BWM;

(n)

In accordance with the terms of the Term Loan Exchange Agreement, Gramercy and RFW shall transfer their respective interests in the Term Loan to Banro in exchange for (i) New Senior Secured Notes (together with the related Note Guarantees) in the same aggregate principal amount, and (ii) 575.11449 Common Shares per $1000 principal amount of the New Senior Secured Notes;

(o)

In accordance with the terms of the Gold Linked Exchange Agreement, (i) BWM shall transfer its BlackRock Barbados Preferred Shares to Banro in exchange for its BlackRock Barbados Pro Rata Share of the Mezzanine Instrument Common Shares, and (ii) each of RFW and Gramercy shall transfer its Transferred Barbados Preferred Shares to Banro in exchange for its Transferred Barbados Pro Rata Share of the Mezzanine Instrument Common Shares;

(p)	In accordance with the terms of the Gold Linked Exchange Agreement, the Series B Preference Shares will be transferred to Banro for no consideration and cancelled;

(q)

Each Noteholder, each Series A Holder, each Series B Holder, and each holder of Term Loan Claims shall and shall be deemed to irrevocably and finally exchange its Existing Notes, Series A Preference Shares, Series B Preference Shares and/or Term Loan Claims, as the case may be, for the foregoing consideration which shall and shall be deemed to be received in full and final settlement of any Claim whatsoever;

(r)

The obligations of Banro with respect to (i) the Series A Preference Shares and (ii) the Series B Preference Shares shall, and shall be deemed to, have been irrevocably and finally extinguished and each holder of Series A Preference Shares and Series B Preference Shares (other than Banro) shall have no further right, title or interest in or to the Series A Preference Shares or Series B Preference Shares, as the case may be;

(s)

The Existing Notes, the Series A Preference Shares and the Series B Preference Shares will not entitle any holders (other than Banro) to any compensation or participation other than as expressly provided for in this Plan of Arrangement and shall be cancelled and will thereupon be null and void, and the obligations of the Company thereunder or in any way related thereto shall be satisfied and discharged;

(t)

Banro shall pay to each Initial Consenting Party its Transaction Structure Consideration as additional consideration for the Affected Instruments held by them immediately prior to the Effective Time which are exchanged or affected hereby and the Dore Loan Amendment, as applicable;

(u)	Banro shall pay the reasonable fees and expenses of the Advisors and any amounts owing to Equity Financial Trust Company, as trustee, under the Existing Notes Indenture;

(v)	The board of directors of Banro immediately prior to the Effective Time shall be deemed to have resigned and the New Board shall be deemed to have been appointed;

(w)	The releases referred to in Article 6 shall become effective and shall be binding on the Persons referred to therein;

(x)	In accordance with the Assignment and Assumption Agreement and the New Senior Secured Notes Indenture, BGB shall assume Banro’s obligations under the New Senior Secured Notes Indenture

(y)	Banro shall deliver the Guarantee; and

(z)	The Amended and Restated Collateral Trust Agreement shall become effective and shall be binding on the parties thereto and all holders of secured liens described therein.

4.4	Withholding Rights

(a)

The Company and the Depositary shall be entitled to deduct and withhold from any consideration deliverable or otherwise payable to any Person hereunder such amounts as the Company or the Depositary is required to deduct or withhold with respect to such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity. The Depositary is authorized, as agent for Banro, to sell such portion of Common Shares and/or New Senior Secured Notes otherwise deliverable to any Person hereunder as is necessary to provide sufficient funds to the Company or the Depositary, as the case may be, to enable them to comply with such deduction or withholding requirement (after deducting commission, other reasonable expenses incurred in connection with the sale, and any applicable taxes), and the Company or the Depositary, as applicable, shall notify such Person and remit to such Person any unapplied consideration including the unapplied balance of the net proceeds of such sale.

(b)

Notwithstanding section 4.4(a), above, if the Company or the Depositary is entitled to deduct and withhold from any consideration deliverable or otherwise payable under the Plan of Arrangement to any Person pursuant to the Income Tax Act (Canada), or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, the Company shall increase the amount of such consideration as necessary in order that the amount of the consideration actually received by such Person shall be equal to the amount of consideration that Person otherwise would have received in the absence of such withholding or deduction or tax (including in the absence of any withholding or deduction on such additional consideration) in respect of any additional amount payable pursuant to this section 4.4(b) . In addition, Banro hereby indemnifies any such Person for any failure to pay any such additional consideration described in this section 4.4(b) .

Article 5
Distribution of Consideration

5.1	Delivery of New Senior Secured Notes and Common Shares

On the Effective Date, the delivery of the New Senior Secured Notes and Common Shares shall be made at the direction of the Company and the payment of the aggregate Cash Amount shall be made at the direction of Arrangeco, as agent for Banro in connection with Cash Election, through the facilities of CDS (or its nominee) which, in turn, will make delivery of such New Senior Secured Notes and Common Shares or payment of the Cash Amount owing to the holder of the applicable Affected Instrument to the intermediary of the applicable Affected Instrument who, in turn, will make delivery of such New Senior Secured Notes and Common Shares or payment of the Cash Amount to the beneficial recipients thereof, in each case pursuant to the standing instructions and customary practices of CDS and its participants. In accordance with the Direction, Banro will cause its transfer agent to deliver to BWM the Transferred Barbados Dividend Entitlement Common Shares. If for any reason the New Senior Secured Notes, Common Shares or Cash Amount, as the case may be, cannot reasonably be delivered or paid through CDS, then the delivery or payment of the New Senior Secured Notes, Common Shares or Cash Amount, as the case may be, shall be made in such manner as the Requisite Consenting Parties on the one hand and the Company, in the case of the New Senior Secured Notes and Common Shares or Arrangeco as agent in connection with the Cash Election, in the case of the Cash Amount, on the other hand determine reasonable in the circumstances.

5.2	Delivery of Accrued Interest

(a)

The payment by Banro on the Effective Date of accrued interest in respect of the Existing Notes up to and including the Effective Date shall be effected through the delivery by Banro of such amounts to the Trustee for distribution to holders of Existing Notes (excluding any Cash Election Notes) in accordance with the Existing Notes Indenture and customary practices.

(b)	The payment by Namoya of accrued interest on the Term Loan shall be made in accordance with the Term Loan Exchange Agreement.

5.3	Surrender and Cancellation of Affected Instruments

(a)

The Existing Notes are held by CDS (as sole registered holder of the Existing Notes on behalf of the Noteholders). On the Effective Date CDS shall electronically surrender the Existing Notes in exchange for New Senior Secured Notes and Common Shares as contemplated in this Plan of Arrangement.

(b)

The Series A Preference Shares are held by CDS (as sole registered holder of the Series A Preference Shares on behalf of the Series A Holders). On the Effective Date CDS shall electronically surrender the Series A Preference Shares in exchange for Common Shares as contemplated in this Plan of Arrangement.

(c)

The Exchangeable Preferred Shares, the Series B Preference Shares, the Barbados Preferred Shares, and the Term Loan shall all be surrendered by the holders thereof in accordance with the terms of the applicable Exchange Agreement, and the certificates, instruments or other documents evidencing such securities shall be delivered to Norton Rose Fulbright Canada LLP to be held in escrow pending the Effective Date no later than two Business Days prior to the Effective Date.

5.4	Exemption from Registration under the US Securities Act

The issuance of New Senior Secured Notes and Common Shares by Banro to holders of the Affected Instruments in exchange for Affected Instruments pursuant to the Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees has not been and will not be registered under the US Securities Act. Subject to the Court granting the Final Order, Banro, based upon the Final Order, intends to rely on the exemption from the registration requirements of the US Securities Act set forth in Section 3(a)(10) thereof, with respect to the issuance of the New Senior Secured Notes and Common Shares pursuant to the Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees.

In order to ensure that the exchange of New Senior Secured Notes and Common Shares for the Affected Instruments pursuant to the Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees will be exempt from the registration requirements of the US Securities Act pursuant to Section 3(a)(10) thereof, it is necessary that:

(a)

the Court be advised that Banro intends to rely on the exemption from the registration requirements of the US Securities Act set forth in Section 3(a)(10) thereof, with respect to the issuance of the New Senior Secured Notes and Common Shares pursuant to the Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees;

(b)

all persons entitled to receive New Senior Secured Notes or Common Shares in exchange for Affected Instruments pursuant to the Arrangement are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees and are provided with sufficient information necessary for them to exercise that right; there cannot be any improper impediment to the appearance by such persons at the hearing of the Court to approve of the Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees (though the requirement to file a notice of an intention to appeal, will not be considered to be such an impediment);

(c)

all persons entitled to receive New Senior Secured Notes (with respect to which, the obligations under the New Senior Secured Notes Indenture are being assumed by BGB, and guaranteed by Banro), or Common Shares in exchange for Affected Instruments pursuant to the Arrangement are advised that such New Senior Secured Notes or Common Shares, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture, and the issuance of the Guarantee and the Note Guarantees, have not been registered under the US Securities Act and will be issued by Banro in reliance on the exemption from registration provided by Section 3(a)(10) of the US Securities Act;

(d)

the Interim Order specifies that each person entitled to receive New Senior Secured Notes (with respect to which, the obligations under the New Senior Secured Notes Indenture are being assumed by BGB and guaranteed by Banro) or Common Shares in exchange for Affected Instruments pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement; and

(e)

the Court holds a hearing before approving the fairness of the terms and conditions of the Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees and issuing the Final Order, the Court finds, prior to approving the Final Order, that the terms and conditions of the issuance of New Senior Secured Notes and Common Shares in exchange for the Affected Instruments pursuant to the Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees are fair and reasonable to all persons who are entitled to receive New Senior Secured Notes or Common Shares in exchange for Affected Instruments pursuant to the Arrangement, and the Final Order expressly states that the terms and conditions of the issuance of New Senior Secured Notes and Common Shares in exchange for the Affected Instruments pursuant to the Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee and the Note Guarantees are fair to all persons entitled to receive New Senior Secured Notes or Common Shares in exchange for Affected Instruments pursuant to the Arrangement.

Article 6
Releases

6.1	Releases

At the Effective Time, the Company, the Directors and Officers, each member of the Banro Group, the Trustee, each of the Consenting Parties and each of their respective financial advisors, legal counsel and agents (collectively, the Released Parties, and Released Party means any one of them) shall be released and discharged from any and all rights and claims of any Person against a Released Party, including without limitation any Noteholder Claim, whether or not any such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, where such right or claim is based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date and that is in any way relating to, arising out of or in connection with (i) the Existing Notes; (ii) the Existing Notes Indenture; (iii) the Series A Preference Shares, (iv) the Series B Preference Shares, (v) this Plan of Arrangement; or (vi) the CBCA Proceedings; provided, however, that nothing in this Article 6 will release or discharge:

(a)	any Excluded Claim;

(b)

the Company of or from its obligation to Noteholders and holders of Barbados Preferred Shares, Series A Preference Shares and Series B Preference Shares under the Arrangement and the applicable Exchange Agreement, under any Order, or under any document delivered by the Company on the Effective Date pursuant to the Arrangement; or

(c)	a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct.

Article 7
Court Approval, Conditions to Effectiveness

7.1	Final Order

The Final Order shall, among other things, order and declare that:

(a)	the Arrangement and the transactions contemplated by it are fair and reasonable;

(b)	the Arrangement (including the compromises and releases set out herein) is approved pursuant to section 192 of the CBCA;

(c)

the Company shall be entitled, at any time, to seek leave to vary the Final Order, to seek the advice and direction of the Court as to the implementation of the Arrangement or to apply for such further Order or Orders as may be appropriate; and

the Final Order will acknowledge that the Court has been advised that the Final Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the US Securities Act, from the registration requirements otherwise imposed by that Act, regarding the distribution of the New Senior Secured Notes and Common Shares of Banro pursuant to the Plan of Arrangement, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Plan of Arrangement, and the issuance of the Guarantee and the Note Guarantees.

7.2	Conditions to Effectiveness

The effectiveness of the Arrangement shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 7.3 hereof) of the following conditions:

(a)

The Court shall have granted the Final Order, the operation and effect of which shall not have been stayed, reversed or amended, and in the event of an appeal or application for leave to appeal, final determination shall have been made by the applicable appellate court;

(b)	No Applicable Law shall have been passed and become effective, the effect of which makes the consummation of the Arrangement illegal or otherwise prohibited;

(c)	All necessary judicial consents and any necessary or desirable third party consents, if any, to deliver and implement all matters related to the Arrangement shall have been obtained;

(d)

All documents necessary to give effect to all material provisions of the Arrangement (including the New Senior Secured Notes Indenture, the Exchange Agreements and the Assignment and Assumption Agreement) and all documents related thereto shall have been executed and/or delivered by all relevant Persons in form and substance satisfactory to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, and deposited in escrow pending the Effective Time;

(e)	The Dore Loan Amendment shall become effective prior to, or concurrently with, the implementation of the Arrangement on the Effective Date;

(f)

All required stakeholder, regulatory and Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Company and the Requisite Consenting Parties, acting reasonably and in good faith, including the approval of the Arrangement by Noteholders, and any shareholder approvals required with respect to the issuance of the New Senior Secured Notes and Common Shares or in connection with the Arrangement including in respect of the Shareholders’ Rights Plan;

(g)

All material filings required to be made and any material regulatory consents or approvals required to be obtained in connection with the Arrangement before the Effective Time shall have been made or obtained;

(h)

All conditions to implementation of the Recapitalization (as defined in the Support Agreement) as set out in the Support Agreement shall have been satisfied or waived in accordance with their terms and the Support Agreement shall not have been terminated;

(i)

The issuance of the New Senior Secured Notes and Common Shares, the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement, and the issuance of the Guarantee shall be exempt from registration under the US Securities Act pursuant to the provisions of section 3(a)(10) of the US Securities Act, as contemplated in Section 5.4 hereof; and

(j)

The United States Securities and Exchange Commission shall have declared effective the Form T-3 to qualify the New Senior Secured Notes Indenture under the United States Trust Indenture Act of 1939, as amended.

7.3	Waiver of Conditions

The Company with the consent of the Requisite Consenting Parties may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties deem advisable, provided however that the conditions set out in Sections 7.2(a) and 7.2(b) cannot be waived.

7.4	Conditions must be Satisfied or Waived

If the conditions contained in Section 7.2 are not satisfied or waived (to the extent permitted under Section 7.3) by the Outside Date, then unless the Company and the Requisite Consenting Parties agree in writing to extend such period, the Arrangement and the Final Order shall cease to have any further force or effect and will not be binding on any Person.

Article 8
General

8.1	Deeming Provisions

In this Plan of Arrangement, the deeming provisions are not rebuttable and are conclusive and irrevocable.

8.2	Modification of Arrangement

(a)

The Company may, at any time and from time to time, amend, restate, modify and/or supplement this Plan of Arrangement with the consent of the Requisite Consenting Parties, provided that: any such amendment, restatement, modification or supplement must be contained in a written document that is filed with the Court and:

(i)

if made prior to or at any of the Meetings: (A) the Company or the Chair (as defined in the Interim Order) shall communicate the details of any such amendment, restatement, modification and/or supplement to Noteholders, Series A Holders and/or other Persons present at the Meeting prior to any vote being taken at the Meeting; (B) the Company shall provide notice to the service list of any such amendment, restatement, modification and/or supplement and shall file a copy thereof with the Court forthwith and in any event prior to the Court hearing in respect of the Final Order; and (C) the Company shall post an electronic copy of such amendment, restatement, modification and/or supplement on the Company’s website forthwith and in any event prior to the Court hearing in respect of the Final Order; and

(ii)

if made following any of the Meetings: (A) the Company shall provide notice to the service list of any such amendment, restatement, modification and/or supplement and shall file a copy thereof with the Court; (B) the Company shall post an electronic copy of such amendment, restatement, modification and/or supplement on the Company’s website; and (C) such amendment, restatement, modification and/or supplement shall require the approval of the Court following notice to the Noteholders, Series A Holders or others, as applicable.

(b)

Where any amendment, restatement, modification or supplement of or to this Plan of Arrangement is of an administrative nature required to better give effect to the implementation of the Arrangement and the Final Order or to cure any errors, omissions or ambiguities and is not materially adverse to the financial or economic interests of the Noteholders or Preference Shareholders, then notwithstanding Section 8.2(a) hereof and without additional steps, such amendment, restatement, modification or supplement may be made by the Company: (i) if prior to the date of the Final Order, with the consent of the Requisite Consenting Parties; and (ii) if after the date of the Final Order, with the consent of the Requisite Consenting Parties, and upon approval by the Court.

(c)

Any amended, restated, modified or supplementary Plan of Arrangement filed with the Court and, if required by this Section 8.2, approved by the Court, shall, for all purposes, be and be deemed to be a part of and incorporated in this Plan of Arrangement.

8.3	Severability of Plan of Arrangement Provisions

If, prior to the Effective Time, any term or provision of this Plan of Arrangement is held by the Court to be invalid, void or unenforceable, at the request of the Company, made with the consent of the Requisite Consenting Parties (acting reasonably), the Court shall have the power to either (a) sever such term or provision from the balance of this Plan of Arrangement and provide the Company and the Requisite Consenting Parties with the option to proceed with the implementation of the balance of this Plan of Arrangement as of and with effect from the Effective Time, or (b) alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted, provided that the Requisite Consenting Parties have approved such alteration or interpretations, acting reasonably. Notwithstanding any such holding, alteration or interpretation, and provided that the Arrangement is implemented, the remainder of the terms and provisions of this Plan of Arrangement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation.

8.4	Paramountcy

From and after the Effective Time, any conflict between:

(a)	this Plan of Arrangement; and

(b)

the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, note, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between any Person and the Company and/or any member of the Banro Group as at the Effective Date, will be deemed to be governed by the terms, conditions and provisions of this Plan of Arrangement and the Final Order, which shall take precedence and priority.

8.5	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Persons named or referred to in, or subject to, this Plan of Arrangement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan of Arrangement and to give effect to the transactions contemplated herein.

APPENDIX E
DESCRIPTION OF NEW SENIOR SECURED NOTES

Banro Corporation (“Banro”) will issue the New Senior Secured Notes (the “Notes”) under the New Senior Secured Notes Indenture (the “Indenture”) among itself, the Guarantors, TSX Trust Company, as Canadian trustee (the “Canadian Trustee”) and as collateral agent (the “Collateral Agent”), and The Bank of New York Mellon, as U.S. trustee (the “U.S. Trustee” and, together with the Canadian Trustee, the “Trustees”) in a private transaction that is not subject to the registration requirements of the U.S. Securities Act or the requirement to qualify the Notes by prospectus or otherwise under Canadian Securities Legislation. The Holders of the Notes will not be entitled to any registration rights, the Notes will not be exchanged for similar notes in a transaction registered under the U.S. Securities Act and resales of the Notes will not be registered under the U.S. Securities Act or qualified by prospectus or otherwise under Canadian securities legislation. The terms of the Notes will include those expressly set forth in the Indenture and those made part of the Indenture by reference to the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The issuance of Notes will be limited to $197,500,000 aggregate principal amount.

The Notes will be issued pursuant to the Plan of Arrangement in exchange for, inter alia, the Existing Notes.

Following the issuance of the Notes, in accordance with the Plan and pursuant to an assignment and assumption agreement, Banro will assign, and its direct wholly-owned subsidiary, Banro Group (Barbados) Limited (“BGB”), will assume, all of Banro’s rights and obligations under the Indenture and Collateral Trust Agreement and the Trustees will release Banro from all such obligations (the “Assumption and Release”). Immediately following the Assumption and Release, Banro will provide the Trustees with a Note Guarantee.

The Notes will initially be represented by one or more registered Notes in global form registered in the name of or held by Clearing and Depository Services Inc. (“CDS”).

This “Description of New Senior Secured Notes” is intended to be a useful overview of the material provisions of the Notes, the Indenture and the Collateral Trust Agreement. Since this “Description of New Senior Secured Notes” is only a summary, it does not contain all of the details that will be found in the full text of, and is qualified in its entirety by the provisions of, those agreements and instruments. See “The New Senior Secured Notes And The New Senior Secured Notes Indenture” with respect to access to copies of those agreements and instruments, which will contain a complete description of the obligations of the Company and the Guarantors and Holder’s rights.

Definitions of capitalized terms used in this “Description of New Senior Secured Notes” may be found under the heading “– Certain Definitions.” For purposes of this “Description of New Senior Secured Notes, (i) prior to the Assumption and Release, “Company” refers to Banro, “other Obligors” and “Guarantors” refers to all of Banro’s subsidiaries (including BGB) other than any Immaterial Subsidiary and “Restricted Subsidiaries” refers to all of Banro’s subsidiaries (including BGB); and (ii) following the Assumption and Release, “Company” refers to BGB, “other Obligors” and “Guarantors” refers to Banro and all of Banro’s subsidiaries (excluding BGB) other than any Immaterial Subsidiary and “Restricted Subsidiaries” refers all of Banro’s subsidiaries (excluding BGB). Certain defined terms used in this description but not defined herein have the meanings that will be assigned to them in the Indenture. References to “$” are to U.S. dollars. The Notes will be denominated in U.S. dollars and all payments on the Notes will be made in U.S. dollars. A Holder will be treated as a Note’s owner for all purposes. Only Holders will have rights under the Indenture.

General

The Notes:

•	will be limited to an aggregate principal amount of $197,500,000;

•	will be secured on a second priority basis by Liens on the Collateral;

•	will mature on March 1, 2021;

•	will be unconditionally Guaranteed on a senior basis by each of the Guarantors;

•	will be issued in denominations of $1.00 and integral multiples of $1.00 in excess thereof; and

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in certificated form. See “Book-entry, settlement and clearance.”

Interest on the Notes will:

•

accrue at the rate of 10% per annum; provided however, if the trailing four quarter Consolidated EBITDA of Banro as reported for the four quarters ended immediately prior to the record date for the interest payment (i) is greater than $90 million but not greater than $100 million, interest will accrue at the rate of 11% per annum for the next succeeding quarterly interest period; and (ii) is greater than $100 million, interest will accrue at the rate of 12% per annum for the next succeeding quarterly interest period;

•	accrue from the Issue Date or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash quarterly in arrears on the first day of March, June, September and December, commencing June 1, 2017;

•	be payable to the Holders of record at the close of business on the February 15, May 15, August 15 and November 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 30/360-day year.

For purposes of the Interest Act (Canada), whenever any interest or fee under the Notes or Indenture is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the consecutive twelve (12)-month period commencing on the date such rate is being determined, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Notes or Indenture. The rates of interest stipulated in the Notes and the Indenture are intended to be nominal rates and not effective rates or yields.

Ranking

The Notes

•

will be second priority obligations of the Company and the Guarantors ranking subordinate in payment (other than with respect to ordinary course interest payments and the mandatory prepayments of the Notes as set out herein) and security to the Priority Lien Debt which will be: (i) the Namoya Forward Secured Obligations, (ii) the Twangiza Forward Secured Obligations, (iii) the Namoya Priority Stream Obligations and (iv) the Twangiza Priority Stream Obligations.

•

will rank pari passu in right of payment and security to Parity Lien Debt outstanding from time to time including, (i) the Dore Loan Obligations, (ii) the Namoya Streaming Secured Obligations and (iii) the Twangiza Streaming Secured Obligations;

•	will be senior in right of payment and security to any future Subordinated Obligations of the Company; and

•	will be structurally subordinated to all liabilities of any Non-Guarantor.

The Note Guarantee of each Guarantor:

•

will be second priority obligations of such Guarantor ranking subordinate in payment and security to the Priority Lien Debt, which will be: (i) the Namoya Forward Secured Obligations, (ii) the Twangiza Forward Secured Obligations, (iii) the Namoya Priority Stream Obligations and (iv) the Twangiza Priority Stream Obligations.

•

will rank pari passu in right of payment and security to Parity Lien Debt outstanding from time to time including, (i) the Dore Loan Obligations, (ii) the Namoya Streaming Secured Obligations and (iii) the Twangiza Streaming Secured Obligations; and

•	will be senior in right of payment and security to any future Guarantor Subordinated Obligations of such Guarantor.

Although the Indenture will limit the amount of Indebtedness that the Company and the Obligors may incur, they may be able to incur substantial Indebtedness.

Rating

The Notes will be rated no later than two months following issuance by at least one of the following ratings agencies: Standard & Poor’s, Moody’s and Fitch.

Note Guarantees

On the Issue Date and prior to the Assumption and Release, all of Banro’s subsidiaries (including BGB) other than any Immaterial Subsidiary will guarantee the Notes. Following the Assumption and Release, Banro and all of Banro’s subsidiaries (excluding BGB) other than any Immaterial Subsidiary will guarantee the Notes. The Indenture provides certain exceptions with respect entities required to provide Note Guarantees. See “– Certain Covenants – Future Guarantors.” The Guarantors will, jointly and severally, irrevocably Guarantee the Company’s obligations under the Notes and all obligations under the Indenture. Each Note Guarantee will be full and unconditional, except to the extent not permitted under applicable law.

Any Guarantor that makes a payment under its Note Guarantee will be entitled upon payment in full of all obligations that are Guaranteed under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment, determined in accordance with IFRS.

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. The Company cannot assure that this limitation will protect the Note Guarantees from fraudulent conveyance or fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under a Note Guarantee would suffice, if necessary, to pay the Notes in full when due. If a Note Guarantee were rendered voidable, it could be subordinated by a court to all other Indebtedness (including Guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such Indebtedness, a Guarantor’s liability on its Note Guarantee could be reduced to zero. See “Risk Factors – Risks Related to the Notes – In certain circumstances, a court could void the Notes and/or the Guarantees, and if that occurs, a noteholder may not receive any payments on the Notes.”

The Indenture will provide that each Note Guarantee by a Guarantor will be automatically and unconditionally released and discharged upon:

1

any sale, assignment, transfer, conveyance, exchange or other disposition (by merger, amalgamation, arrangement, consolidation or otherwise) of 100% of the Capital Stock of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary of the Company, which sale, assignment, transfer, conveyance, exchange or other disposition is made in compliance with “– Repurchase at the Option of Holders – Asset Sales” and “– Certain Covenants – Merger and Consolidation”; provided that all the obligations of such Guarantor under all other Indebtedness of the Company and its Restricted Subsidiaries terminate upon consummation of such transaction;

2	the proper designation of any Guarantor as an Unrestricted Subsidiary; or

3

the Company’s exercise of its legal defeasance option or covenant defeasance option as described under “– Defeasance” or the discharge of the Company’s obligations under the Indenture in accordance with the terms of the Indenture; and

4

such Guarantor delivering to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction and/or release have been complied with.

Payments on the Notes; Paying Agent and Registrar

The Company will pay, or cause to be paid, the principal of, premium, if any, and interest on the Notes at the office or agency designated by it. The Company has initially designated the corporate trust office of the Canadian Trustee to act as its paying agent (the “Paying Agent”) and registrar (the “Registrar”). The Company may, however, change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any other Obligor may act as Paying Agent or Registrar.

The Company will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by CDS or its nominee in immediately available funds to CDS or its nominee (or, as applicable, Euroclear SA/NV), as the case may be, as the registered Holder of such global Note.

Collateral

The obligations of the Company with respect to the Notes, the obligations of the Guarantors under the Note Guarantees and the performance of all other obligations of the Company and the Guarantors under the Indenture Documents will be secured by liens on, security interests in, and where applicable, hypothecs on, (i) all of the existing and after acquired property of the Company, including any and all Capital Stock the Company holds in its Subsidiaries and other Investments, (ii) all of the existing and after acquired Capital Stock and other Investments held by the Company’s Restricted Subsidiaries, and (iii) all of the existing and after acquired property, including accounts receivable, letter of credit rights, inventory, deposit accounts, securities accounts, instruments and chattel paper, general intangibles, records related to any of the foregoing and certain assets related thereto, in each case held by the Company and the other Obligors, but excluding (x) any mining assets or other assets in respect of which the Company or the Company’s Restricted Subsidiaries would be required to obtain approval from any governmental or regulatory authority in the Democratic Republic of the Congo in order to incur Liens on such assets and (y) Excluded Assets (collectively, the “Collateral”). The Liens on the Collateral will be subject to Permitted Liens.

No appraisals of any of the Collateral have been prepared by or on behalf of the Company in connection with the issuance of the Notes. There can be no assurance that the proceeds from the sale of the Collateral remaining after the payment of the Priority Lien Obligations would be sufficient to satisfy the Indenture Obligations. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or at all.

Collateral Trust Agreement

The Company and each Guarantor will enter into an amended and restated collateral trust agreement, to be dated the date of the Indenture (the “Collateral Trust Agreement”), with the Collateral Agent and the Trustees, which sets forth the terms on which the Collateral Agent will receive, hold, administer, maintain and distribute the proceeds of the Collateral securing the obligations under the Collateral Documents and will accept, enter into, hold, maintain, administer, enforce and perform its obligations under all Collateral Documents and with respect to all Liens upon any property of the Company and each Secured Obligations Guarantor created thereunder, in trust for the present and future holders of the Secured Obligations.

Collateral Agent

TSX Trust Company (and/or certain of its affiliates) will serve as the Collateral Agent under the Collateral Trust Agreement for the benefit of the holders of the Priority Lien Obligations, the Notes and the Note Guarantees and all other Parity Lien Obligations.

Enforcement of Security Interests

If the Collateral Agent at any time receives a Notice of Actionable Default, it will promptly deliver written notice thereof to each other Secured Debt Representative. Thereafter, the Collateral Agent may await direction by an Act of Instructing Debtholders and will act, or decline to act, as directed by an Act of Instructing Debtholders, in the exercise and enforcement of the Collateral Agent’s interests, rights, powers and remedies in respect of the Collateral or under the Collateral Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Agent will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Instructing Debtholders and in accordance with the Collateral Trust Agreement. Unless directed to the contrary by an Act of Instructing Debtholders, the Collateral Agent in any event may (but will not be obligated to) take or refrain from taking such action with respect to an Actionable Default as it may deem advisable and in the best interest of the holders of Secured Obligations.

Restrictions on Enforcement of Parity Liens

Until the Discharge of Priority Lien Obligations, the Parity Lien Secured Parties will be limited as to available enforcement mechanisms. Notwithstanding the foregoing, the Parity Lien Secured Parties may enforce rights, exercise remedies and take actions, as necessary to:

1

redeem any Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Priority Lien Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Priority Lien Obligations in the event of foreclosure or other enforcement of any Lien;

2	perfect or establish the priority (subject to the Priority Liens) of the Parity Liens upon any Collateral, except through possession or control; or

3	create, prove, preserve or protect (but not enforce) the Parity Liens upon any Collateral.

Subject to the prior rights of the Priority Lien Secured Parties, both before or during a bankruptcy, insolvency, liquidation or similar proceeding until the Discharge of Priority Lien Obligations, none of the Parity Lien Secured Parties will:

1

request judicial relief, in a bankruptcy, insolvency, liquidation or similar proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Priority Lien Obligations in respect of the Priority Liens or that would limit, invalidate, avoid or set aside any Priority Lien or subordinate the Priority Liens to the Parity Liens or grant the Parity Liens equal ranking to the Priority Liens;

2

oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens made by any holder of Priority Lien Obligations in any bankruptcy, insolvency, liquidation or similar proceedings;

3	oppose or otherwise contest any lawful exercise by any holder of Priority Lien Obligations of the right to credit bid Priority Lien Debt at any sale in foreclosure of Priority Liens; or

4	oppose or otherwise contest any other request for judicial relief made in any court by any holder of Priority Lien Obligations relating to the lawful enforcement of any Priority Lien.

Notwithstanding the foregoing, both before and during a bankruptcy, insolvency, liquidation or similar proceeding, the Parity Lien Secured Parties may take any actions and exercise any and all rights that would otherwise be available to a holder of unsecured claims, including, without limitation, the commencement of a bankruptcy, insolvency, liquidation or similar proceeding against the Company or any other Obligor in accordance with applicable law; except that the Parity Lien Secured Parties may not challenge the validity, enforceability, perfection or priority of the Priority Liens.

Order of Application

     The Collateral Trust Agreement will provide that if any Collateral is sold or otherwise realized upon by the Collateral Agent in connection with any foreclosure, collection or other enforcement of security interests granted to the Collateral Agent in the Collateral Documents, the proceeds received by the Collateral Agent from such foreclosure, collection or other enforcement or the proceeds of any insurance policy, including any title insurance policy, will, subject to applicable law, be distributed by the Collateral Agent in the following order of application:

First, to the payment of all amounts payable under the Collateral Trust Agreement on account of the Collateral Agent’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Agent or any co-trustee or agent in connection with any Collateral Document;

Second, to the repayment of Indebtedness or other obligations, other than Secured Obligations, secured by a Permitted Prior Lien on the Collateral sold or realized upon;

Third, to the respective Priority Debt Representatives for application to the payment of all outstanding Priority Lien Obligations that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding Priority Lien Debt and all other Priority Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy, insolvency, liquidation or similar proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding;

Fourth, to the respective Parity Debt Representatives for application to the payment of all outstanding Parity Lien Obligations that are then due and payable in such order as may be provided in the Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy, insolvency, liquidation or similar proceeding at the rate, including any applicable post-default rate, specified in the Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at 102.5% of the aggregate undrawn amount) of all outstanding letters of credit and bankers’ acceptances constituting Parity Lien Debt; and

Fifth, any surplus remaining after the payment in full in cash of all of the Secured Obligations and obligations entitled to the benefit of such Collateral will be paid to the Company or the other applicable Obligor, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.

If any Parity Lien Secured Party collects or receives any proceeds in respect of the Parity Lien Obligations that should have been applied to the payment of the Priority Lien Obligations or obligations secured by a Permitted Prior Lien in accordance with the paragraph above and a responsible officer of such Parity Debt Representative shall have received written notice, or shall have actual knowledge, of the same prior to such Parity Debt Representative’s distribution of such proceeds, whether after the commencement of a bankruptcy, insolvency, liquidation or similar proceeding or otherwise, such Parity Lien Secured Party will forthwith deliver the same to the Collateral Agent, for the account of the holders of the Priority Lien Obligations or obligations secured by a Permitted Prior Lien, in the form received, duly endorsed to the Collateral Agent, for the account of the holders of the Priority Lien Obligations or obligations secured by a Permitted Prior Lien to be applied in accordance with the paragraph above.

Until so delivered, such proceeds will be held by such Parity Lien Secured Party, as the case may be, for the benefit of the holders of the Priority Lien Obligations or obligations secured by a Permitted Prior Lien. These provisions will not apply to payments received by any holder of Parity Lien Obligations if such payments are not proceeds of any realization upon any Collateral.

Release of Liens on Collateral

The Collateral Trust Agreement will include customary provisions for the release of the Collateral Agent’s Liens on the Collateral.

Amendment of Collateral Documents

The Collateral Trust Agreement will provide that the Collateral Agent, acting as directed by an Act of Instructing Debtholders, and the Obligors may enter into amendments and supplements to the provisions of any Collateral Document, provided that:

1

any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Secured Debt that was otherwise permitted by the terms of the Secured Debt Documents to be secured by the Collateral or preserving or perfecting the Liens thereon or the rights of the Collateral Agent therein, will become effective when executed and delivered by the Company or any other applicable Obligor party thereto and the Collateral Agent;

2	no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Secured Debt to:

(a)

vote its outstanding Secured Debt as to any matter described as subject to an Act of Instructing Debtholders (or amends the provisions of this clause 2 or the definition of “Act of Instructing Debtholders,” “Required Parity Debtholders,” or “Actionable Default”);

(b)

share in the order of application described above under “– Order of Application” in the proceeds of enforcement of or realization on any Collateral that has not been released in accordance with the provisions described under “– Release of Liens on Collateral;” or

(c)	require that Liens securing Secured Obligations be released only as set forth in the provisions described above under the caption “– Release of Liens on Collateral,”

will become effective without the consent of holders of such Secured Debt in accordance with the provisions of the applicable Secured Debt Document; and

3

no amendment or supplement that imposes any obligation upon the Collateral Agent or any Secured Debt Representative or adversely affects the rights of the Collateral Agent or any Secured Debt Representative, respectively, in its capacity as such will become effective without the consent of the Collateral Agent or such Secured Debt Representative, respectively.

The Collateral Trust Agreement will provide that, notwithstanding anything to the contrary in this section, but subject to clauses 2 and 3 above, any amendment or waiver of, or any consent under, any provision of the Collateral Trust Agreement or any Collateral Document that secures Priority Lien Obligations will apply automatically to any comparable provision of any comparable Parity Lien Document without the consent of or notice to any Parity Lien Secured Party and without any action by the Company or any other Obligor or any Parity Lien Secured Party.

Voting

In connection with any matter under the Collateral Trust Agreement requiring a vote of holders of the Secured Debt each Series of Secured Debt will cast its votes as a block in accordance with the Secured Debt Documents governing such Series of Secured Debt. The amount of Secured Debt to be voted by a Series of Secured Debt will equal (1) the aggregate principal amount of Secured Debt held constituting such Series of Secured Debt (including outstanding letters of credit whether or not then available to be drawn) plus (2) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Debt.

Payment of Additional Amounts

All payments made by or on behalf of the Company under or with respect to the Notes, or by or on behalf of any Guarantor that is resident for tax purposes or organized other than in the United States under or with respect to any Note Guarantee, are required to be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter referred to as “Taxes”) imposed or levied by or on behalf of the government of Canada, any province or territory of Canada or any political subdivision or any authority or agency therein or thereof having power to tax, or within any other jurisdiction in which the Company or any such Guarantor is organized, or is otherwise carrying on business in, or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made (each, a “Relevant Taxing Jurisdiction”), unless such Person is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

If the Company or any Guarantor that is resident for tax purposes or organized other than in the United States (each such person, a “Payor”) is so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to a Note Guarantee, such Payor will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by a holder or beneficial owner of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder or beneficial owner of Notes would have received if such Taxes (including Taxes on any Additional Amounts) had not been withheld or deducted; provided, however, that the foregoing obligations to pay Additional Amounts does not apply to (1) any holder or beneficial owner of Notes with which the applicable Payor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of the payment; or (2) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder or beneficial owner of Notes and the Relevant Taxing Jurisdiction including, for greater certainty and without limitation, being or having been a citizen, resident or national thereof, or being or having been present or engaged in a trade or business therein or maintaining a permanent establishment or other physical presence in or otherwise having some connection with the Relevant Taxing Jurisdiction (other than a connection from the mere acquisition, ownership or holding of such Note or a beneficial interest therein or the enforcement of rights thereunder or the receipt of any payment in respect thereof); nor will Additional Amounts be paid (a) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period); (b) to the extent relating to Taxes imposed by reason of the holder’s or beneficial owner’s failure to comply with any certification, documentation, information or other evidence concerning such holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes to which such Holder or beneficial owner is entitled; (c) any tax assessment or other governmental charge which would have been avoided by such holder by presenting the relevant Note (if presentation is required); (d) with respect to any tax imposed or collected pursuant to Sections 1471 through 1474 of the U.S. Tax Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the U.S. Tax Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the U.S. Tax Code; or (e) any combination of any of the above clauses (any such Tax in respect of which Additional Amounts are payable, an “Indemnified Tax”).

The applicable Payor will make any required withholding or deduction and remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Company will provide the Trustees with official receipts or other documentation evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

If a Payor is or will become obligated to pay Additional Amounts under or with respect to any payment made on its Note Guarantee, at least 30 days prior to the date of such payment, such Payor will deliver to the Trustees an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date.

Whenever in the Indenture there is mentioned in any context:

1	the payment of principal;

2	redemption prices or purchase prices in connection with a redemption or purchase of Notes;

3	interest; or

4	any other amount payable on or with respect to any of the Notes or any Note Guarantee;

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company and the Guarantors will indemnify and hold harmless a holder of the Notes for the amount of any Indemnified Taxes (including for greater certainty taxes payable pursuant to Regulation 803 of the Income Tax Regulations (Canada)) levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes or any Note Guarantee, and with respect to any reimbursements under this clause.

The Company and the Guarantors will pay any present or future stamp, court or documentary taxes or any other excise, property or similar Taxes, charges or levies that arise in any Relevant Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Note Guarantees, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes or any Note Guarantees and the Company and the Guarantors will indemnify the Holders of Notes for any such amounts (including penalties, interest and other liabilities related thereto) paid by such Holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction, other than the United States, in which any successor Person to the Company or any Guarantor is organized or any political subdivision or taxing authority or agency thereof or therein.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustees may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustees or the Registrar for any registration of transfer or exchange of Notes, but the Company may require a Holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. Neither the Company nor the Canadian Trustee shall be required (1) to issue, to register the transfer of or to exchange any Note during a period beginning at the opening of business 15 days before the mailing of a notice of redemption and ending at the mailing of such notice of redemption, (2) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (3) to register the transfer of or to exchange any Note between a record date and the next succeeding interest payment date.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Mandatory Redemption

The Company shall redeem 10% of outstanding principal amount of the Notes on each of (i) March 1, 2019 and (ii) March 1, 2020, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

If the mandatory redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no interest will be payable to Holders whose Notes will be subject to redemption by the Company.

Selection of the Notes for redemption will be made by the Canadian Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Canadian Trustee in its sole discretion will deem to be fair and appropriate, all in accordance with the procedures of CDS, although no Note of $1.00 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Optional Redemption

The Company may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest on the Notes, if any, to the applicable date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption date), if redeemed during the 12-month period beginning on March 1 of each of the years indicated below:

Year	Percentage
2017	110.0%
2018	107.5%
2019	105.0%
and if redeemed thereafter until but not including September 1, 2020	102.5%
and if redeemed on or after September 1, 2020	100%

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no interest will be payable to Holders whose Notes will be subject to redemption by the Company.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Canadian Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Canadian Trustee in its sole discretion will deem to be fair and appropriate, all in accordance with the procedures of CDS, although no Note of $1.00 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

If the Company becomes, or will become, obligated to pay, on the next date on which any amount may be payable with respect to the Notes, any Additional Amounts as a result of an actual change (or a change in legislation proposed by the Minister of Finance of Canada or any similar authority that, if enacted, will be effective prior to the enactment date) in, or amendment to, the laws or regulations of any Relevant Taxing Jurisdiction or a change in any official position or the introduction of an official position regarding the application or interpretation thereof (including a holding by a court of competent jurisdiction), which is publicly announced or becomes effective on or after the Issue Date, then the Company may, at its option, redeem the Notes then outstanding, in whole but not in part, upon not less than 30 nor more than 60 days’ notice (such notice to be provided not more than 90 days before the next date on which it would be obligated to pay Additional Amounts), at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date). Notice of the Company’s intent to redeem the Notes shall not be effective until such time as it delivers to the Trustees an Officer’s Certificate stating that the Company is or will become obligated to pay Additional Amounts because of an amendment to or change in law or regulation or position as described in this paragraph.

Any redemption notice may, at the Company’s discretion, be subject to one or more conditions precedent, including completion of any corporate transaction.

Special Mandatory Redemption for Asset Seizure

In the event that (i) properties and assets of the Company and its Restricted Subsidiaries from which a majority of the Company and its Restricted Subsidiaries’ Consolidated EBITDA is derived are seized, confiscated or nationalized by, or become subject to forfeiture to, any governmental, quasi-governmental, military or other similar authority, or any similar action shall have been taken or shall have occurred (an “Asset Seizure”) and (ii) the Company, its Restricted Subsidiaries or any of their Affiliates, successors or assigns receives any compensation as a result of such Asset Seizure by way of settlement, judicial or arbitral award or otherwise (“Asset Seizure Compensation”), then the Company shall be required to redeem all of the Notes at a price per note equal to the Asset Seizure Redemption Price on the date that is ten business days following receipt of the Asset Seizure Compensation (the “Asset Seizure Redemption Date”). On the date the Asset Seizure Compensation is first received, the Company shall deposit, or cause to be deposited, all funds payable hereunder in a segregated account to be held in trust for the benefit of holders of Notes until such Notes are redeemed as provided above.

No Sinking Fund; Open Market Purchases

The Company is not required to make any sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase the Notes as described under the caption “– Repurchase at the Option of Holders” or to redeem the Notes as described under “– Mandatory Redemption” or “– Special Mandatory Redemption for Asset Seizure.”

The Company may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation, so long as such acquisition does not otherwise violate the terms of the Indenture.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, unless the Company has given notice to redeem all of the Notes as described under “–Optional Redemption,” the Company will, within 30 days following any Change of Control, make an offer to purchase all of the outstanding Notes (a “Change of Control Offer”) at a purchase price in cash equal to 101% of the principal amount of such outstanding Notes plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”) (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to the date of purchase).

The Company will mail a notice of such Change of Control Offer to each Holder or otherwise give notice in accordance with the applicable procedures of CDS, with a copy to the Trustees, stating:

1

that a Change of Control Offer is being made and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for purchase by the Company at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on an interest payment date);

2	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

3	the procedures determined by the Company, consistent with the Indenture, that a Holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Company will, to the extent lawful:

1	accept for payment all Notes or portions of Notes (of $1.00 or larger integral multiples of $1.00 in excess thereof) properly tendered pursuant to the Change of Control Offer;

2	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

3

deliver or cause to be delivered to the Canadian Trustee for cancellation the Notes so accepted and deliver or cause to be delivered to the Trustees an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company in accordance with the terms of this covenant.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Canadian Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1.00 or integral multiples of $1.00 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid on the relevant interest payment date to the Person in whose name the Note is registered at the close of business on such record date, and no interest will be payable to Holders whose Notes are tendered pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the Holders to require that the Company repurchase or redeem the Notes in the event of a recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes an offer to purchase all of the outstanding Notes in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer, and such third party purchases all Notes validly tendered and not withdrawn under such offer to purchase.

The Company will comply with all applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation and the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and the other Obligors, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of the Company and the other Obligors. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Company to make a Change of Control Offer. Certain provisions under the Indenture relating to the Company’s obligation to make a Change of Control Offer may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Holders should be aware that the definition of “Change of Control” specifically provides that any transfer of equity interests of Banro between Gramercy Funds Management LLC, Resource FinanceWorks Limited, Blackrock World Mining Trust LLC and their respective affiliates will not result in a “Change of Control” for the purposes of the Indenture.

Asset Sales

Neither the Company nor any of the other Obligors will cause, make or suffer to exist any Asset Disposition unless:

1

the Company or such other Obligor, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the assets subject to such Asset Disposition;

2	at least 75% of the consideration from such Asset Disposition received by the Company or such other Obligor, as the case may be, is in the form of cash or Cash Equivalents; and

3

an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such other Obligor, as the case may be, within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, as follows:

(a)

(i) to permanently reduce Priority Lien Debt (and to correspondingly reduce commitments with respect thereto, if applicable); and (ii) if there is no Priority Lien Debt outstanding, to permanently reduce Parity Lien Debt (other than any Disqualified Stock) other than Indebtedness owed to the Company or an Affiliate of the Company; provided that the Company shall equally and rateably reduce obligations under the Notes as provided under “—Optional Redemption,” through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest on the amount of Notes that would otherwise be prepaid; or

(b)

to invest in additional assets to the extent such investment is an investment in (i) Development Properties in accordance with the “ Limitation on Development Expenses” paragraph herein or (ii) any property, plant, equipment or other asset (excluding working capital or current assets for the avoidance of doubt) to be used by the Company or any other Obligor at the Namoya Property or the Twangiza Property (collectively (a) and (b) shall be referred to as “Permitted Uses of Cash” or a “Permitted Use of Cash”);

provided that pending the final application of any such Net Available Cash in accordance with (a) or (b) above, the Company and the other Obligors may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture; provided, further, that in the case of clause (b), a binding commitment to invest in such additional assets shall be treated as a permitted application of the Net Available Cash from the date of such commitment so long as the Company or such other Obligor enters into such commitment with the good faith expectation that such Net Available Cash will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Available Cash is applied in connection therewith, the Company or such Obligor enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination, it being understood that if a Second Commitment is later cancelled or terminated for any reason before such Net Available Cash is applied, then such Net Available Cash shall constitute Excess Proceeds.

For the purposes of clause 2 above and for no other purpose, the following will be deemed to be cash:

1

any liabilities (as shown on the Company’s or such Obligor’s most recent balance sheet) of the Company or any of the other Obligors (other than liabilities that are by their terms subordinated to the Notes or the Note Guarantees) that are assumed by the transferee of any such assets and from which the Company and all such Obligors have been validly released by all creditors in writing; and

2

any securities, notes or other obligations received by the Company or any of the other Obligors from the transferee that are converted by the Company or such Obligor into cash (to the extent of the cash received) within 180 days following the closing of such Asset Disposition.

Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in the second preceding paragraph will be deemed to constitute “Excess Proceeds.” If the aggregate amount of Excess Proceeds exceeds $10,000,000, the Company will be required to make an offer (“Asset Disposition Offer”) to all Holders and, to the extent required by the terms of outstanding Parity Lien Debt, to all holders of such Parity Lien Debt, to purchase the maximum aggregate principal amount of Notes and any such Parity Lien Debt that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date), in accordance with the procedures set forth in the Indenture or the agreements governing the Parity Lien Debt, as applicable, in each case in denominations of $1.00 and larger integral multiples of $1.00 in excess thereof. The Company shall commence an Asset Disposition Offer with respect to Excess Proceeds by mailing (or otherwise communicating in accordance with the procedures of CDS) the notice required pursuant to the terms of the Indenture, with a copy to the Trustees. To the extent that the aggregate amount of Notes and Parity Lien Debt validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof and other Parity Lien Debt surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Canadian Trustee shall select the Notes and Parity Lien Debt to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Parity Lien Debt. Upon completion of such Asset Disposition Offer, regardless of the amount of Excess Proceeds used to purchase Notes pursuant to such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will apply all Excess Proceeds to the purchase of the aggregate principal amount of Notes and, if applicable, Parity Lien Debt (on a pro rata basis, if applicable) required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount of Notes (and, if applicable, Parity Lien Debt) has been so validly tendered, all Notes and Parity Lien Debt validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date and such interest will not be payable to Holders whose Notes are tendered pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Parity Lien Debt or portions thereof validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Parity Lien Debt so tendered, in the case of the Notes in integral multiples of $1.00; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $1.00, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $1.00. The Company will deliver, or cause to be delivered, to the Canadian Trustee the Notes so accepted and will deliver, or cause to be delivered, to the Trustees an Officer’s Certificate stating the aggregate principal amount of Notes or portions thereof so accepted and that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant. In addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Parity Lien Debt. If less than all of the Notes tendered are purchased pursuant to the Asset Disposition Offer, the Company will promptly issue a new Note, and the Canadian Trustee, upon delivery of an authentication order from the Company, will authenticate and mail or deliver (or cause to be transferred by book-entry) such new Note to such Holder (it being understood that, notwithstanding anything in the Indenture to the contrary, no Opinion of Counsel or Officer’s Certificate will be required for the Canadian Trustee to authenticate and mail or deliver such new Note) in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $1.00 or an integral multiple of $1.00 in excess thereof. In addition, the Company will take any and all other actions required by the agreements governing the Parity Lien Debt. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

The Company will comply with all applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation and the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Disposition Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Certain Covenants

Limitation on Indebtedness

Neither the Company nor any of the other Obligors will, directly or indirectly, incur any Indebtedness.

The first paragraph of this covenant will not prohibit the following:

1	the following Indebtedness of the Company or any of the other Obligors pursuant to Debt Facilities and Forward Sale/Streaming Facilities:

(a)	the Namoya Streaming Obligations;

(b)	the Twangiza Streaming Obligations;

(c)	the Twangiza Forward Obligations; and

(d)	the Namoya Forward Obligations;

2	Indebtedness represented by the Notes (including any Note Guarantee);

3

Indebtedness of the Company and any of the other Obligors in the following principal (or equivalent) amounts payable to the following creditors (such amounts shall reduce as the obligations are repaid):

(a)	$2,097,000 – Rawbank SA (gold forward agreement);

(b)	$447,000 - project vendor (gold forward agreement);

which, for greater certainty, may not be refinanced or replaced;

together with unsecured Indebtedness of the Company and any of the other Obligors in the following principal amounts payable to the following creditors (the principal amounts shall reduce as the obligations are repaid, unless such Indebtedness is extended or refinanced):

(c)	$7,013,000 – Banque Commerciale Du Congo SA (loan agreement); and

(d)	$2,500,000 - Rawbank SA (loan agreement);

4	Indebtedness of an Obligor to another Obligor; provided, however,

(a)	if the Company is the obligor on Indebtedness owing to a Non-Guarantor, such Indebtedness is expressly subordinated in right of payment of all obligations with respect to the Notes;

(b)	if a Guarantor is the obligor on such Indebtedness and a Non-Guarantor is the obligee, such Indebtedness is expressly subordinated in right of payment to the Note Guarantee of such Guarantor; and

(c)	(i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or any other Obligor; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or any other Obligor,

shall be deemed, in each case under this clause 4(c), to constitute an incurrence of such Indebtedness by the Company or such Obligor, as the case may be;

5	Indebtedness under Hedging Obligations that are incurred in the ordinary course of business (and not for speculative purposes);

6

Indebtedness (including Capitalized Lease Obligations) of the Company or any other Obligor incurred to finance the purchase, design, lease, construction, repair, replacement or improvement of any property (real or personal), plant or equipment used or to be used in a Similar Business and any Indebtedness of the Company or any other Obligor that serves to refund or refinance any Indebtedness incurred pursuant to this clause 6, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause 6 and then outstanding, will not exceed $25,000,000; provided however, for greater certainty, any lease liabilities associated with hydro power, wind power or solar power solutions, including those covered under IFRIC 4, are not included in the aforementioned threshold of $25,000,000;

7

Indebtedness incurred by the Company or any other Obligor in respect of (a) workers’ compensation claims, health, disability or other employee benefits; (b) property, casualty or liability insurance, self-insurance obligations; and (c) statutory, appeal, completion, export, import, customs, revenue, performance, bid, surety and similar bonds and completion Guarantees (not for borrowed money) provided in the ordinary course of business;

8

Indebtedness arising from agreements of the Company or any other Obligor providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of the Company or any business, assets or Capital Stock of any other Obligor, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that:

(a)

the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(b)

such Indebtedness is not reflected on the balance sheet of the Company or any other Obligor (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause 8);

9

Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

10	Indebtedness of the Company or any other Obligor consisting of the financing of insurance premiums incurred in the ordinary course of business;

11	Indebtedness of the Company or any other Obligor consisting of take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;

12

Indebtedness of the Company, to the extent the net proceeds thereof are promptly (a) used to purchase the Notes tendered in connection with a Change of Control Offer or (b) deposited to defease the Notes as described under “Defeasance” or “Satisfaction and Discharge” or to redeem all of the Notes;

13	Non-Recourse Project Debt;

14

Indebtedness of the Company or any other Obligor in an amount not to exceed $20,000,000 provided that such Indebtedness is in the form of new working capital loans, credit facilities, letters of credit or gold forward sales;

15	the Dore Loan Obligations;

16

unsecured Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause 16 and then outstanding, will not exceed $20,000,000; and

17	guarantees by any Obligor of any Indebtedness excepted from the Limitation on Indebtedness as set out in paragraphs 1 through 16 above.

The Company will not incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Guarantor will incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Guarantor unless such Indebtedness will be subordinated to the obligations of such Guarantor under its Note Guarantee to at least the same extent as such Guarantor Subordinated Obligations.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant:

1

in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the second paragraph of this covenant, the Company, in its sole discretion, will classify such item of Indebtedness on the date of incurrence and may later classify such item of Indebtedness in any manner that complies with the second paragraph of this covenant and only be required to include the amount and type of such Indebtedness in one of such clauses under the second paragraph of this covenant;

2	Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

3

the principal amount of any Disqualified Stock of the Company or any other Obligor, or Preferred Stock of a Non-Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

4

Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

5	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

Accrual of interest, accrual of dividends, the accretion of accreted value, the amortization of debt discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable in kind and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary of the Company, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this “– Limitation on Indebtedness” covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

Neither the Company nor any of the other Obligors will, directly or indirectly:

1

declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its or any other Obligor’ Capital Stock (including any payment in connection with any merger, amalgamation, arrangement or consolidation involving the Company or any other Obligor) other than:

(a)	dividends or distributions payable solely in Capital Stock of an Obligor (other than Disqualified Stock); and

(b)

dividends or distributions by an Obligor (other than Banro), so long as, in the case of any dividend or distribution payable on or in respect of any Capital Stock issued by a Restricted Subsidiary of the Company that is not a Wholly Owned Subsidiary, the Company or any other Obligor holding such Capital Stock receives at least its pro rata share of such dividend or distribution;

2

purchase, redeem, retire or otherwise acquire for value, including in connection with any merger, amalgamation, arrangement or consolidation, any Capital Stock of the Company held by Persons other than the Company or any other Obligor (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

3

make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled repayment, scheduled sinking fund payment or scheduled maturity, any Subordinated Obligations or Guarantor Subordinated Obligations, other than:

(a)	Indebtedness of an Obligor to another Obligor permitted under clause 4 of the second paragraph of the covenant “—Limitation on Indebtedness”; or

(b)

the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations of any Guarantor purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

4	make any Restricted Investment;

(all such payments and other actions referred to in clauses 1 through 4 (other than any exception thereto) shall be referred to as a “Restricted Payment”)

Notwithstanding the foregoing, the Company or any Obligor may make a Restricted Payment in the furtherance of a Permitted Use of Cash.

For purposes of designating any Restricted Subsidiary of the Company as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Liens

Neither the Company nor any of the other Obligors will, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any Collateral, whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness.

Neither the Company nor any of the other Obligors will, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any Excluded Assets, whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the incurrence of such Liens (x) in the case of Liens securing Subordinated Obligations or Guarantor Subordinated Obligations, the Notes and related Note Guarantees are secured by a Lien on such property or assets that is senior in priority to such Liens; or (y) in all other cases, the Notes and related Note Guarantees are equally and rateably secured or are secured by a Lien on such property or assets that is senior in priority to such Liens. Any Lien created for the benefit of Holders pursuant to this paragraph shall be automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (x) and (y) above.

Limitation on Development Expenses

Neither the Company nor any of the other Obligors will, directly or indirectly, make any expenditures or investments relating to the Development Properties.

The provisions of the preceding paragraph will not prohibit:

1

expenditures and investments required to provide security, adhere to permitting and regulatory requirements and maintain the Development Properties in good standing for an aggregate of up to $4.0 million per year;

2	annual exploration expenditures relating to the Kamituga Property not to exceed $2.0 million per year;

3

a cumulative amount of $10.0 million to advance the Lugushwa Property to issuance of a Prefeasibility Study with cumulative expenditures not to exceed $4.0 million within 12 months of the Issue Date, $8.0 million within 24 months of the Issue Date and $10.0 million thereafter; and

4	additional expenditures and investments on the Development Properties in an aggregate amount not to exceed 50% of the cumulative net proceeds of equity offerings since the Issue Date.

Limitation on Joint Venture Agreements

Neither the Company nor any of the other Obligors will, directly or indirectly, enter into joint venture agreement(s) or sell any equity interest or participating interest in the Namoya Property or the Twangiza Property.

Neither the Company nor any of the other Obligors will, directly or indirectly, enter into joint venture agreement(s) or sell any equity interest or participating interest in the Kamituga Property or the Lugushwa Property until the later of:

1	public disclosure of a Prefeasibility Study with respect to the applicable property, and

2	the date that is two years after the Issue Date.

Reports

The Indenture will provide that so long as any Notes are outstanding, the Company will deliver to the Trustees:

1

on or prior to the later of (A) 90 days after the end of each fiscal year of the Company or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, all annual financial information that the Company would be required to file as a reporting issuer under Canadian Securities Legislation (regardless of whether it is a reporting issuer), including annual “Management’s Discussion & Analysis,” (“MD&A”) and audited financial statements;

2

on or prior to the later of (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, all quarterly financial information that the Company would be required to file as a reporting issuer under Canadian Securities Legislation (regardless of whether it is a reporting issuer), including a quarterly MD&A and unaudited quarterly financial statements; and

3

on or prior to the tenth Business Day following the events giving rise to the requirements for the Company to file a material change report pursuant to Canadian Securities Legislation as a reporting issuer under Canadian Securities Legislation (regardless of whether it is a reporting issuer), such material change report.

The Company shall use its commercially reasonable efforts to schedule and participate in quarterly conference calls to discuss its results of operations. With respect to the reports referred to in clauses 1, 2 and 3 above, the Company shall either (A) file such reports electronically on the Canadian Securities Administrators’ SEDAR website (or any successor system); (B) file such reports electronically on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system); or (C) post such reports on a public website maintained by the Company. Such filing or posting of such reports shall constitute delivery of such information to the Trustees.

In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will publicly disclose the information required to be delivered pursuant to Rule 144A(d)(4) under the US Securities Act.

In the event that any Parent of the Company is or becomes a Guarantor of the Notes, the Indenture will permit the Company to satisfy its obligations under this covenant with respect to financial information relating to the Company by furnishing financial information relating to such Parent; provided that, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and the other Subsidiaries of the Company on a stand-alone basis, on the other hand.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause 4 under “Events of Default” until 90 days after the date any report hereunder is due.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries, either individually or taken together with all other Unrestricted Subsidiaries as a group, would constitute a Significant Subsidiary, then the annual, quarterly and pro forma financial information required by clauses 1, 2 and 3 above, will include a reasonably detailed presentation of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company in accordance with and to the extent required by IFRS.

To the extent any information is not provided as specified in this section “Reports” and such information is subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured.

Merger and Consolidation

Neither the Company nor any Obligor will merge with or into, or amalgamate or consolidate with, or wind up into or propose an arrangement with (whether or not the Company or the applicable Obligor is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person unless in the case of the Company, it is pursuant to a Change of Control, and the Company complies with the requirements as set forth in the “Change of Control” heading herein.

Future Guarantors

The Obligors will cause each Subsidiary other than an Immaterial Subsidiary that is not a Guarantor to (i) execute and deliver to the Trustees a supplemental indenture to the Indenture pursuant to which such other Obligor will, subject to the third succeeding paragraph, irrevocably and unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior basis and all other obligations under the Indenture; (ii) execute and deliver to the Collateral Agent such amendments or supplements to the Collateral Documents necessary in order to grant to the Collateral Agent, for the benefit of the Notes Secured Parties, a perfected security interest in the equity interests of such Subsidiary, subject to Permitted Liens and the Collateral Trust Agreement, which are owned by the Company or a Guarantor and are required to be pledged pursuant to the Collateral Documents; (iii) take such actions as are necessary to grant to the Collateral Agent for the benefit of the Notes Secured Parties a perfected security interest in the assets of such Subsidiary, subject to Permitted Liens and the Collateral Trust Agreement, including the filing of financing statements, in each case as may be required by the Collateral Documents; and (iv) take such further action and execute and deliver such other documents specified in the Indenture Documents or as otherwise may be reasonably requested by the Trustees or Collateral Agent to give effect to the foregoing; provided, however, that a Restricted Subsidiary that is not a Wholly Owned Subsidiary shall not be required to Guarantee the Notes if the board of directors of such other Obligor determines in good faith that such Guarantee would be inconsistent with applicable law.

The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under laws applicable to such Guarantor.

Each Note Guarantee shall be released in accordance with the provisions of the Indenture described under “– Note Guarantees.”

Future Note Guarantees provided by Guarantors organized in jurisdictions other than the United States and Canada, may be Limited Guarantees if the board of directors of the applicable Guarantor, in consultation with local counsel, makes a reasonable determination that such limitations are required due to legal requirements within such jurisdiction.

Business Activities

Neither the Company nor any of the other Obligors will engage in any business other than a Similar Business.

Payments for Consent

Neither the Company nor any of the other Obligors will permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of Default

Each of the following is an “Event of Default”:

1	default in any payment of interest on any Note when due, continued for 30 days;

2	default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

3	failure by the Company or any Guarantor to comply with its obligations under “– Certain Covenants –Merger and Consolidation”;

4

failure by the Company or any Guarantor to comply for 30 days after notice as provided below with any of their obligations under the covenants described under “– Repurchase at the Option of Holders” or “– Certain Covenants” (in each case, other than (a) a failure to purchase Notes, which constitutes an Event of Default under clause 2 above, (b) a failure to comply with “– Certain Covenants – Merger and Consolidation,” which constitutes an Event of Default under clause (3) above or (c) a failure to comply with “– Certain Covenants – Reports” or “– Certain Covenants – Payments for consent,” which constitute Events of Defaults under clause 5 below);

5	failure by the Company or any Guarantor to comply for 90 days after notice as provided below with its other agreements contained in the Indenture or the Notes;

6

default under any Indebtedness in the amount of $8,000,000 or more for money borrowed by the Company, any other Obligor or the Guarantors (or the payment of which is Guaranteed by the Company or any other Obligor), that has not been cured before the earlier of (i) any applicable cure period in the document that governs such Indebtedness and (ii) 30 days after such default;

7	default under the Dore Loan Agreement that has not been cured before the earlier of (i) any applicable cure period in such agreement and (ii) 30 days after such default;

8	default under any Priority Lien Debt that has not been cured before the earlier of (i) any applicable cure period in the document that governs such Indebtedness and (ii) 30 days after such default;

9

any Banro Event of Default under the Forward Sale/Streaming Agreements (as defined therein) in respect of which has not been cured before the earlier of (i) any applicable cure period in the Forward Sale/Streaming Agreement and (ii) 30 days after such default;

10

failure by the Company, its Subsidiaries or any Guarantor to pay final judgments aggregating in excess of $8,000,000 (or its foreign currency equivalent) (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days or more after such judgment becomes final and non-appealable (the “judgment default provision”);

11	any event of bankruptcy, insolvency or reorganization of the Company, its Subsidiaries or any Guarantor;

12

any Note Guarantee ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the Indenture or its Note Guarantee; or

13

(i) any security interest created by any Collateral Document ceases to be in full force and effect (except as permitted by the terms of the Indenture or the Collateral Documents) or (ii) the breach or repudiation by the Company, any other Obligor or the Guarantors, of any of their obligations under any Collateral Document; provided that, in the case of clauses (i) and (ii), such cessation, breach or repudiation, individually or in the aggregate, results in Collateral having a Fair Market Value in excess of $5,000,000 not being subject to a valid, perfected security interest.

However, a default under clauses 4 and 5 of this paragraph will not constitute an Event of Default until the Trustees or the Holders of 25% in principal amount of the then outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses 4 and 5 of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause 11 above) occurs and is continuing, the Trustees by written notice to the Company, specifying the Event of Default, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustees, may, and the Trustees at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clauses 6, 7, 8, 9, 10 above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the default triggering such Event of Default pursuant to clauses 6, 7, 8, 9, 10 above shall be remedied or cured by the Company or any other Obligor or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (i) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, except nonpayment of principal of, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause 11 above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustees or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (i) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

1	such Holder has previously given the Trustees notice that an Event of Default is continuing;

2	Holders of at least a majority in principal amount of the then outstanding Notes have requested the Trustees to pursue the remedy;

3	such Holders have offered the Trustees security or indemnity reasonably satisfactory to the Trustees against any loss, liability or expense;

4	the Trustees have not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

5

the Holders of a majority in principal amount of the then outstanding Notes have not given the Trustees a direction that, in the opinion of the Trustees, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustees or of exercising any trust or power conferred on the Trustees. If an Event of Default has occurred and is continuing, the Trustees will be required in the exercise of their powers to use the degree of care that a prudent person would use under the circumstances in the conduct of its own affairs. The Trustees, however, may refuse to follow any direction that conflicts with law or the Indenture, the Notes or any Note Guarantee, or that the Trustees determine in good faith is unduly prejudicial to the rights of any other Holder or that would involve the Trustees in personal liability.

Subject to the provisions of the Indenture relating to the duties of the Trustees, if an Event of Default occurs and is continuing, the Trustees will be under no obligation to exercise any of the rights or powers under the Indenture, the Notes and the Note Guarantees at the request or direction of any of the Holders unless such Holders have offered to the Trustees indemnity or security reasonably satisfactory to them against any loss, liability or expense.

The Indenture will provide that if a Default occurs and is continuing and a responsible officer of the Trustees has actual knowledge thereof or has received written notice thereof from the Company, the Trustees will mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustees may withhold from the Holders notice of any continuing Default if the Trustees determine in good faith that withholding the notice is in the interests of the Holders. In addition, the Company is required to deliver to the Trustees, within 90 days after the end of each fiscal year ending after the Issue Date, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustees, within 30 Business Days after the occurrence thereof, written notice of any events which would constitute a Default, their status and what action the Company is taking or proposing to take in respect thereof.

If a Default is deemed to occur solely because a Default (the “Initial Default”) already existed, and such Initial Default is subsequently cured and is not continuing, the Default or Event of Default resulting solely because the Initial Default existed shall be deemed cured, and will be deemed annulled, waived and rescinded without any further action required.

Amendments and Waivers

Except as provided in the next two succeeding paragraphs, the Indenture Documents may be amended or supplemented with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

However, without the consent of each Holder of an outstanding Note affected, no amendment, supplement or waiver may, among other things:

1	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

2	reduce the stated rate of interest or extend the stated time for payment of interest on any Note;

3	reduce the principal of or extend the Stated Maturity of any Note;

4

waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

5

reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under “– Optional Redemption,” “–Repurchase at the Option of Holders – Change of control” or “– Repurchase at the Option of Holders – Asset Sales” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (except amendments to the definitions of “Change of Control” or changes to any notice provisions, which may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding);

6	make any Note payable in money other than that stated in the Note;

7

impair the right of any Holder to receive payment of principal of, premium, if any, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

8	make any change in the amendment or waiver provisions which require each Holder’s consent; or

Notwithstanding the foregoing, without the consent of any Holder, the Company, the Guarantors and the Trustees may amend the Indenture Documents to:

1	cure any ambiguity, omission, defect or inconsistency;

2

provide for the assumption by a successor of the obligations of the Company or any Guarantor under the Indenture, the Notes or the Note Guarantees in accordance with “– Certain Covenants – Merger and Consolidation”;

3	provide for or facilitate the issuance of uncertificated Notes in addition to or in place of certificated Notes;

4	to comply with the rules of any applicable depositary;

5	(i) add Guarantors with respect to the Notes or (ii) release a Guarantor from its obligations under its Note Guarantee or the Indenture in accordance with the applicable provisions of the Indenture;

6	provide for additional security for the Notes and the Note Guarantees;

7

add covenants of the Company or its Restricted Subsidiaries or Events of Default for the benefit of Holders or to make changes that would provide additional rights to the Holders or to surrender any right or power conferred upon the Company or any Guarantor;

8	make any change that does not materially adversely affect the legal rights under the Indenture of any Holder;

9

evidence and provide for the acceptance of an appointment under the Indenture of a successor trustee or a co-trustee required by applicable law; provided that the successor trustee or co- trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

10

conform the text of the Indenture Documents to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes or the Note Guarantees, as set forth in an Officer’s Certificate;

11

make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (A) compliance with the Indenture as so amended would not result in Notes being transferred in violation of any applicable securities laws and regulations and (B) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

12	comply with any requirements of the Trust Indenture Act or the requirements of the SEC in connection with maintaining the qualification of the Indenture under the Trust Indenture Act; or

13	(i) enter into additional or supplemental Collateral Documents or (ii) release Collateral or Guarantors in accordance with the terms of the Indenture and the Collateral Documents.

The consent of the Holders will not be necessary under the Indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under the Indenture by any Holder given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. After an amendment, supplement or waiver under the Indenture becomes effective, the Company is required to give to the Holders a written notice briefly describing such amendment, supplement or waiver. However, the failure to give such notice to the Holders, or any defect in such notice will not impair or affect the validity of the amendment, supplement or waiver.

Defeasance

The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes and the Note Guarantees issued under the Indenture (“legal defeasance”) except for:

1	the rights of Holders to receive payments in respect of the principal of, premium, if any, or interest on such Notes when such payments are due, solely out of the trust referred to below;

2

the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for Note payments held in trust;

3	the rights, powers, trusts, duties and immunities of the Trustees, and the Company’s obligations in connection therewith; and

4	the legal defeasance provisions of the Indenture.

If the Company exercises the legal defeasance option, the Note Guarantees in effect at such time will terminate.

The Company at any time may terminate its and the Restricted Subsidiaries’ obligations described under “—Repurchase at the Option of Holders” and under the covenants described under “—Certain Covenants” (other than “—Merger and Consolidation”), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under “– Events of Default” above (“covenant defeasance”).

If the Company exercises the covenant defeasance option, the Note Guarantees in effect at such time will terminate.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause 4 (only with respect to covenants that are released as a result of such covenant defeasance), 5 (only with respect to covenants that are released as a result of such covenant defeasance), 6, 7, 8, 9, 10, 11, 12 (with respect only to Significant Subsidiaries or any group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary) or 13 under “– Events of Default” above.

In order to exercise either legal defeasance or covenant defeasance under the Indenture:

1

the Company must irrevocably deposit with the Canadian Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants without consideration of any reinvestment of interest, to pay the principal of, and premium, if any, and interest due on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

2

in the case of legal defeasance, the Company has delivered to the Trustees an Opinion of Counsel reasonably acceptable to the Trustees confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

3

in the case of covenant defeasance, the Company has delivered to the Trustees an Opinion of Counsel reasonably acceptable to the Trustees confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

4

In the case of legal defeasance or covenant defeasance, the Company must deliver to the Trustees an opinion of counsel qualified to practice in Canada (such counsel acceptable to the Trustees, acting reasonably) or a ruling from the Canada Revenue Agency to the effect that holders of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such legal defeasance or covenant defeasance, as applicable, and will only be subject to Canadian federal, provincial or territorial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case as if such legal defeasance or covenant defeasance, as applicable, had not occurred;

5

such legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any other Obligor is a party or by which the Company or any other Obligor is bound;

6

no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

7

the Company has delivered to the Trustees an Opinion of Counsel to the effect that after the expiry of 3 months from the date of deposit and assuming that no initial bankruptcy event has taken place in respect of the Company or any Guarantor between the date of deposit and the expiry of such 3 month period and assuming that no Holder was a non-arm’s length party with respect to the Company or any Guarantor under applicable bankruptcy law, the deposit does not constitute a preferential payment that will be recoverable by a trustee in bankruptcy in Canada pursuant to Section 95 of the Bankruptcy and Insolvency Act R.S.C. 1985, c. B-3, as amended;

8

the Company has delivered to the Trustees an Officer’s Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others;

9

the Company has delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the legal defeasance or the covenant defeasance, as the case may be, have been complied with; and

10

the Company has delivered irrevocable instructions to the Trustees to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be (which instructions may be contained in the Officer’s Certificate referred to in clause 8 above).

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either:

1

all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for which payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Canadian Trustee for cancellation; or

2	(a)

all Notes not theretofore delivered to the Canadian Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustees for the giving of notice of redemption by the Canadian Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Canadian Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Canadian Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)

no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or an Event of Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing), and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(c)	the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(d)	the Company has delivered irrevocable instructions to the Canadian Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustees.

No Personal Liability of Directors, Officers, Employees and Shareholders

No past, present or future director, officer, employee, incorporator, member, partner or shareholder of the Company or any Guarantor shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Note Guarantees or the Indenture Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. This waiver and release are part of the consideration for issuance of the Notes. This waiver may not be effective to waive liabilities under the U.S. federal securities law.

Notices

Notice or communication mailed to a Holder shall be mailed to such Holder at such Holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed. Any written notice or communication that is delivered in person or mailed by first-class mail to the designated address will be deemed duly given, regardless of whether the addressee receives such notice.

Notwithstanding any other provision of the Indenture or any Note, where the Indenture or any Note provides for notice of any event (including any notice of redemption) to any Holder of an interest in a global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to CDS or any other applicable depositary for such Note (or its designee) according to the applicable procedures of CDS or such depositary.

Concerning the Trustees

TSX Trust Company is the Canadian Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes. The Bank of New York Mellon is the U.S. Trustee under the Indenture.

Governing Law

The Indenture will provide that it, the Notes and any Note Guarantee will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein; provided that the immunities, protections, indemnities and standards of care of the U.S. Trustee in connection with its administration of the Indenture and with the Notes and the Note Guarantees shall be governed by and construed in accordance with the laws of the State of New York. The Collateral Documents will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person on a consolidated basis in accordance with IFRS, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Act of Instructing Debtholders” means, as to any matter at any time:

(1)	prior to the Discharge of Priority Lien Obligations, a direction in writing delivered to the Collateral Agent by or with the written consent of the holders of more than 66 % of the sum of:

(a)	the aggregate outstanding principal amount of Priority Lien Debt (including the undrawn amount of outstanding letters of credit whether or not then available to be drawn); and

(b)	other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Priority Lien Debt; and

(2)

at any time after the Discharge of Priority Lien Obligations, a direction in writing delivered to the Collateral Agent by or with the written consent of the Parity Debt Representatives representing the holders of 66 2/3% of the aggregate outstanding principal amount of all Parity Lien Debt, voting together as a single class.

For purposes of this definition, Secured Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed to be not outstanding and votes will be determined in accordance with the Collateral Trust Agreement.

“Actionable Default” means:

(1)	prior to the Discharge of Priority Lien Obligations, the occurrence of any event of default under any Priority Lien Document, the result of which is that:

(a)	the holders of Priority Lien Debt under such Priority Lien Document have the right to declare all of the Secured Obligations thereunder to be due and payable prior to the stated maturity thereof; or

(b)	such Secured Obligations automatically become due and payable prior to the stated maturity thereof; and

(2)	at any time after the Discharge of Priority Lien Obligations, the occurrence of any event of default under any Parity Lien Document, the result of which is that:

(a)	the holders of Parity Lien Debt under such Parity Lien Document have the right to declare all of the Secured Obligations thereunder to be due and payable prior to the stated maturity thereof; or

(b)	such Secured Obligations automatically become due and payable prior to the stated maturity thereof.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) when used with respect to any Person means possession, directly or indirectly, of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that exclusively for purposes of “–Repurchase at the Option of Holders – Assets Sales” and “– Certain Covenants – Limitation on Affiliate Transactions,” beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control; provided however, neither Gramercy Funds Management LLC nor Resource FinanceWorks Limited nor any of their respective affiliates shall be construed as an “Affiliate” of the Company or any other Obligor for purposes of the Indenture.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any other Obligor, including any disposition by means of a merger, amalgamation, consolidation, arrangement or similar transaction.

Notwithstanding the preceding paragraph, the following items shall not be deemed to be Asset Dispositions:

1	a disposition of assets by an Obligor to another Obligor;

2	a disposition of cash or Cash Equivalents in the ordinary course of business, including in connection with any settlement or collection of accounts receivable;

3	a disposition of inventory, equipment, products, accounts receivable or other assets in the ordinary course of business;

4

a disposition of obsolete, damaged or worn out property or equipment, or property or equipment that are no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

5

the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to “–Certain Covenants – Merger and Consolidation” or any disposition that constitutes a Change of Control pursuant to the Indenture;

6	an issuance of Capital Stock by an Obligor to another Obligor;

7	any Permitted Investment or Restricted Payment in compliance with “– Certain Covenants – Limitation on Restricted Payments”;

8	the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

9	the issuance by an Obligor (other than Banro) of Preferred Stock that is permitted by the covenant described under “– Certain Covenants – Limitation on Indebtedness”;

10

the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

11	foreclosure on assets;

12	any sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

13	the unwinding of any Hedging Obligations;

14	the surrender of contract rights or the settlement or surrender of contract, tort or other claims;

15	the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business; and

16	the Forward Sale/Streaming Facilities.

“Asset Seizure Redemption Price” means a redemption price equal to (a) 100% of the principal amount of the Notes, plus (b) the applicable premium, plus (c), accrued and unpaid interest, if any, to the Asset Seizure Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Canadian Securities Legislation” means all applicable securities laws in each of the provinces and territories of Canada, including, without limitation, the Province of Ontario, and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible or exchangeable into such equity.

“Capitalized Lease Obligations” means an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

 “Cash Equivalents” means:

1	Canadian dollars, U.S. dollars or, in the case of any foreign Subsidiary, such other local currencies held by it from time to time in the ordinary course of business;

2

securities issued or directly and fully guaranteed or insured by the Canadian or U.S. government or any agency or instrumentality of Canada or the United States (provided that the full faith and credit of the government of Canada or the United States is pledged in support thereof);

3

marketable general obligations issued by any province of Canada or state of the United States or any political subdivision of any such province or state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from Standard & Poor’s, Moody’s or Fitch, or carrying an equivalent rating by a nationally recognized rating agency, if each of the three named rating agencies cease publishing ratings of investments;

4

certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s or “A” or the equivalent thereof by Moody’s or “A” or the equivalent thereof by Fitch, or carrying an equivalent rating by a nationally recognized rating agency, if each of the three named rating agencies cease publishing ratings of investments, and having combined capital and surplus in excess of $500,000,000;

5

repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses 2, 3 and 4 entered into with any bank meeting the qualifications specified in clause 4 above;

6

commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s or “P-2” or the equivalent thereof by Moody’s or “R-2” or the equivalent thereof by Fitch, or carrying an equivalent rating by a nationally recognized rating agency, if each of the three named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

7	interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses 1 through 6 above.

     “Change of Control” means:

1

subject to the post amble of this definition, any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation, amalgamation, arrangement or purchase of all or substantially all of its assets); or

2

the merger, consolidation, amalgamation or arrangement of the Company with or into another Person or the merger, consolidation, amalgamation or arrangement of another Person with or into the Company or the merger, consolidation, amalgamation or arrangement of any Person with or into a Subsidiary of the Company, unless the holders of a majority of the aggregate voting power of the Voting Stock of the Company, immediately prior to such transaction, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving or transferee Person; or

3	the first day on which a majority of the members of the board of directors of Banro are not Continuing Directors; or

4

the sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger, consolidation, amalgamation or arrangement), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

5	the adoption by the shareholders of the Company of a plan or proposal for the liquidation or dissolution of the Company;

For greater certainty, any transfer of equity interests of Banro between Gramercy Funds Management LLC, Resource FinanceWorks Limited, BlackRock World Mining Trust PLC and their respective affiliates shall not result in a “Change of Control” for purposes of the Indenture.

“Collateral Agent” means TSX Trust Company, in its capacity as Collateral Agent under the Collateral Documents, together with its successors in such capacity.

“Collateral Documents” means the Collateral Trust Agreement, the Securities Pledge Agreements, the General Security Agreements, and all security agreements, pledge agreements, collateral assignments, collateral agency agreements, debentures, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Agent for the benefit of the Priority Lien Secured Parties or the Parity Lien Secured Parties under which rights or remedies with respect to any such Lien are governed, in each case as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described under the caption “Security—Amendment of Collateral Documents.”

“Commodity Agreement” means any commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by the Company or any other Obligor designed to protect the Company or any other Obligor against fluctuations in the price of commodities actually used in the ordinary course of business of the Company and its Restricted Subsidiaries.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock, whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” for any period means, with respect to any Person, the Consolidated Net Income of such Person for such period:

(1)	increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(a)	Consolidated Interest Expense; plus

(b)	Consolidated Income Taxes; plus

(c)	consolidated amortization, depletion and depreciation expense; plus

(d)	consolidated impairment charges; plus

(e)

other non-cash charges reducing Consolidated Net Income (other than depreciation, amortization or depletion expense), including any write-offs or write- downs (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was capitalized at the time of payment) and non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees; plus

(f)	accretion of asset retirement obligations, net of cash payments for such asset retirement obligations;

(2)

decreased (without duplication) by non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period), and

(3)	increased or decreased (without duplication) to eliminate the following items to the extent reflected in Consolidated Net Income:

(a)	any net gain or loss resulting in such period from currency translation gains or losses; and

(b)

effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements resulting from the application of purchase accounting in relation to any completed acquisition.

Notwithstanding the foregoing, clauses·(1)(b) through (f) above relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of a Person only to the extent (and in the same proportion) that the net income (loss) of such other Obligor was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses ·(1)(b) through (f) above are in excess of those necessary to offset a net loss of such other Obligor or if such other Obligor has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such other Obligor without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, federal, provincial, state, franchise and similar taxes and foreign withholding taxes regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, with respect to any Person, for any period, the total interest expense of such Person and its consolidated Restricted Subsidiaries, net of any interest income received by such Person and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1)	interest expense attributable to Capitalized Lease Obligations;

(2)

amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par) and debt issuance cost; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(3)

non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments shall be excluded from the calculation of Consolidated Interest Expense;

(4)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5)	the interest expense on Indebtedness of another Person that is Guaranteed by such Person or another Obligor or secured by a Lien on assets of such Person or another Obligor;

(6)	costs associated with entering into Hedging Obligations (including amortization of fees) related to Indebtedness;

(7)	interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8)

the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Non-Guarantors payable to a party other than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined Canadian and foreign federal, state, provincial, municipal and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with IFRS;

(9)	Receivables Fees; and

(10)

the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are intended to be used by such plan or trust to pay interest or fees to any Person (other than the Company and its Restricted Subsidiaries) in connection with Indebtedness incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (10) above) relating to any Indebtedness of such Person or any other Obligor described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of such Person. Notwithstanding anything to the contrary contained herein, without duplication of clause (9) above, commissions, discounts, yield and other fees and charges incurred in connection with any transaction pursuant to which such Person or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries for such period determined on a consolidated basis in accordance with IFRS; provided, however, that there will not be included in such Consolidated Net Income:

(1)	any net income (loss) of any Person if such Person is not an Obligor or that is accounted for by the equity method of accounting, except that:

(a)

subject to the limitations contained in clauses (2) through (7) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or any other Obligor as a dividend or other distribution (subject, in the case of a dividend or other distribution to an Obligor, to the limitations contained in clause (2) below); and

(b)

the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from an Obligor;

(2)

any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of the Company or such other Obligor, other than in the ordinary course of business, as determined in good faith by Senior Management;

(3)	any income or loss from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;

(4)	any extraordinary or non-recurring gain or loss;

(5)	any unrealized net gain or loss resulting in such period from Hedging Obligations or other derivative instruments;

(6)	any net income or loss included in the consolidated statement of operations with respect to non-controlling interests; and

(7)	the cumulative effect of a change in accounting principles.

References to the Company in this definition shall be read as meaning such other Person if, as and when appropriate.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of Banro who: (i) was a member of such board of directors on the Issue Date or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Debt Facilities” means one or more debt facilities or commercial paper facilities with banks or other lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of debt securities evidenced by notes, debentures, bonds, indentures or similar instruments, in each case as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and whether or not with the original administrative agent, lenders or trustee or another administrative agent or agents, other lenders or trustee and whether provided under any credit or other agreement or indenture).

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Development Properties” means the Lugushwa Property and the Kamituga Property.

“Discharge of Priority Lien Obligations” means the occurrence of all of the following:

(1)	termination of all commitments to extend credit that would constitute Priority Lien Debt;

(2)	payment in full in cash of the principal of and interest, fees and premium (if any) on all Priority Lien Debt (other than any undrawn letters of credit);

(3)

discharge or cash collateralization (at the lower of (i) 105% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit and bankers’ acceptances constituting Priority Lien Debt; and

(4)

payment in full in cash of all other Priority Lien Obligations that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)

is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or its Restricted Subsidiaries (it being understood that upon such conversion or exchange it shall be an incurrence of such Indebtedness or Disqualified Stock)); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or its Restricted Subsidiaries to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) provide that the Company or its Restricted Subsidiaries, as applicable, are not required to repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the captions “– Repurchase at the Option of Holders – Change of control” and “– Repurchase at the Option of Holders – Asset Sales” and such repurchase or redemption complies with “– Certain Covenants – Limitation on Restricted Payments.”

“Dore Loan Agreement” means the letter agreement dated July 15, 2016 among Baiyin International Investment Ltd and Twangiza Mining S.A. (as amended or restated from time to time) pursuant to which Baiyin International Investment Ltd agreed to advance a $10 million loan to Twangiza Mining S.A., as amended.

“Dore Loan Obligations” means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Dore Loan Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder

 “Excluded Assets” means:

(1)

any lease, license, contract, property right or agreement to which the Company or any Guarantor has the benefit, to the extent that (a) such lease, license, contract, property right or agreement is not assignable or capable of being encumbered as a matter of law or under the terms of the lease, license, contract, property right or agreement applicable thereto (but solely to the extent that any such restriction shall be enforceable under applicable law), without the consent of the licensor or lessor thereof or other applicable party thereto and (b) such consent has not been obtained; provided, however, that the term “Excluded Assets” shall not include, (i) any and all proceeds of such lease, license, contract, property right and agreement to the extent that the assignment or encumbering of such proceeds is not so restricted and (ii) if the consent of any such licensor, lessor or other applicable party with respect to any such otherwise excluded lease, license, contract, property right and agreement shall hereafter be obtained, thereafter such lease, license, contract, property right and agreement as well as any and all proceeds thereof that might theretofore have been included in the term “Excluded Assets” shall be excluded from such term;

(1)

property, plant and equipment owned by the Company or any Guarantor on the date of the Indenture or thereafter acquired that is subject to a lien securing a mortgage financing, purchase money obligation or Capital Lease Obligation permitted to be incurred pursuant to the provisions of the Indenture if the contract or other agreement in which such lien is granted (or the documentation providing for such purchase money obligation or capital lease obligation) validly prohibits the creation of any other lien on such assets;

(2)

the last day of the term of any lease or agreement therefor but upon the enforcement of the security interest granted by the Collateral Documents, the Company or any Guarantor shall stand possessed of such last day in trust to assign the same to any person acquiring such term; and

(3)	any consumer goods of the Company or any Guarantor;

provided, however, that Excluded Assets shall not include any “proceeds” (as such term is defined in the PPSA), substitutions or replacements of any Excluded Assets referred to in clause (1), (1), (2) or (3) (unless such proceeds, substitutions or replacements would constitute Excluded Assets referred to in clause (1), (1), (2) or (3)).

“Existing Notes” means the notes issued pursuant to the indenture dated as of March 2, 2012 among Banro, the guarantors signatory thereto and Equity Financial Trust Company, as trustee and collateral agent, as amended.

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by Senior Management of the Company in good faith; provided that if the fair market value exceeds $10,000,000, such determination shall be made by the board of directors of Banro or an authorized committee thereof in good faith (including as to the value of all non-cash assets and liabilities) and if the fair market value exceeds $30,000,000, such determination shall be based upon an opinion or appraisal issued by an Independent Financial Advisor.

     “Fitch” means Fitch Ratings Inc.

“Forward Sale/Streaming Agreements” means the Namoya Streaming Agreement, the Twangiza Streaming Agreement, the Twangiza Forward Agreement and the Namoya Forward Agreement.

“Forward Sale/Streaming Facilities” means the transactions described in the Forward Sale/Streaming Agreements.

“General Security Agreement” means the general security agreements granted by each Secured Obligations Guarantor in favor of the Collateral Agent for the benefit of the Priority Lien Secured Parties and the Parity Lien Secured Parties as security for the payment and performance of the Secured Obligations, in each case as amended, modified, renewed, restated or replaced, in whole or part, from time to time, in accordance with its terms and the provisions described under the caption “—Security— Amendment of Collateral Documents.”

“Government Securities” means securities that are (a) direct obligations of Canada or the United States for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of Canada or the United States the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of Canada or the United States, as the case may be, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the US Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depositary receipt.

“Guarantee “ means any obligation, contingent or otherwise, of any Person directly or indirectly Guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)

to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)

entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business.

“Guarantor” means (i) each Restricted Subsidiary of the Company in existence on the Issue Date other than an Immaterial Subsidiary, (ii) any other Restricted Subsidiary of the Company that provides a Note Guarantee after the Issue Date and (iii) Banro after the Assumption and Release in accordance with the Indenture; provided that upon release or discharge of any Restricted Subsidiary of the Company from its Note Guarantee in accordance with the Indenture, such Restricted Subsidiary shall cease to be a Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter incurred) that is expressly subordinated in right of payment to the obligations of such Guarantor under its Note Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

     “Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the international financial reporting standards as issued by the International Accounting Standards Board as in effect from time to time. All ratios and computations based on IFRS contained in the Indenture will be computed in conformity with IFRS.

“Immaterial Subsidiary” means, at any date of determination, any Restricted Subsidiary of the Company (1) the total assets of which (when combined with the assets of such Restricted Subsidiary’s Restricted Subsidiaries and after intercompany eliminations) at the last day of the most recent fiscal quarter ending prior to the date of determination for which internal financial statements are available were less than 1.0% of Total Assets at such date and (2) the total revenue of which for the most recent four fiscal quarter period ending prior to the date of determination for which internal financial statements are available was less than 1.0% of the consolidated total revenue of the Company and its Restricted Subsidiaries for such period.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)	the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)

the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence);

(4)

the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities under IFRS, and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with IFRS;

(5)	Capitalized Lease Obligations (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(6)

the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Non-Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)

the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8)	the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(9)

to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time);

(10)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to a securitization transaction or series of securitization transactions; and

(11)	Stream/Forward Obligations.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) in connection with the purchase by the Company or any other Obligor of any business, the term “Indebtedness” will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iii) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, Reclamation Obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Company and its Restricted Subsidiaries shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of the Company and its Restricted Subsidiaries if:

(1)	such Indebtedness is the obligation of a partnership or joint venture that is not a Subsidiary of the Company (a “Joint Venture”);

(2)	the Company or any other Obligor is a general partner of the Joint Venture (a “General Partner”); and

(3)

there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Company or any other Obligor; and then such Indebtedness shall be included in an amount not to exceed:

(a)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of the Company or any other Obligor; or

(b)

if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to the Company or any other Obligor, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Indenture Documents” means the Indenture, the Notes, the Note Guarantees and the Collateral Documents.

“Indenture Obligations” means all obligations in respect of the Notes or arising under the Indenture Documents, including the fees and expenses (including, without limitation, fees, expenses and disbursements of agents, counsel and professional advisors) of the Trustees and Collateral Agent. Indenture Obligations shall include all interest accrued (or which would, absent the commencement of a bankruptcy, insolvency or liquidation proceeding, accrue) after the commencement of a bankruptcy, insolvency or liquidation proceeding in accordance with and at the rate specified in the relevant Indenture Document whether or not the claim for such interest is allowed as a claim in such bankruptcy, insolvency or liquidation proceeding.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers, suppliers or vendors in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS; provided that none of the following will be deemed to be an Investment:

(1)	Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(3)	an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company.

     For purposes of “– Certain Covenants – Limitation on Restricted Payments,”

(1)

“Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary of the Company that is to be designated an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary of the Company, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary of the Company;

(2)	any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer; and

(3)

if the Company or any other Obligor sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such Subsidiary not sold or disposed of.

“Issue Date” means the date of the Indenture.

“Kamituga Property” means the permit areas covered by exploitation permits PE36, PE37 and PE39 held by Kamituga Mining S.A.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Limited Guarantee” means a Guarantee by a Person organized other than in the United States or Canada, the amount of which is limited in order to comply with applicable requirements of law in the jurisdiction of organization of the applicable Person with respect to the enforceability of such Guarantee.

“Lugushwa Property” means the permit areas covered by exploitation permits PE38, PE238 and PE2601 held by Lugushwa Mining S.A.

“Moody’s” means Moody’s Investors Service, Inc.

“Namoya Forward Agreement” means the Gold Purchase and Sale Agreement dated on or about the Issue Date among Gramercy Funds Management LLC or its designate, Resource FinanceWorks Limited or its designate, the Company and Namoya Mining S.A. (as amended or restated from time to time).

“Namoya Forward Obligations” means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Namoya Forward Agreement, referred to therein as the “PSA Obligations.

“Namoya Forward Secured Obligations” means $45,000,000 (being the Prepayment Amount in the Namoya Forward Agreement), which amount is being reduced by $1,250,000 on the date of delivery of each Scheduled Monthly Quantity (as defined in the Namoya Forward Agreement as in effect as of the date hereof) of gold, which secured obligations are referred to in the Namoya Forward Agreement as the “Secured Amount”.

“Namoya Payable Gold” has the meaning ascribed to “Payable Gold” in the Namoya Streaming Agreement.

“Namoya Priority Stream Obligations” means the obligation to, without duplication, deliver the Namoya Payable Gold, including any Namoya Payable Gold which, pursuant to the terms of the Namoya Streaming Agreement, should have been delivered to or for the benefit of the Namoya Purchaser but which was not delivered or which was used for another purpose in contravention of the Namoya Streaming Agreement but excluding, for greater certainty, any future obligation to deliver the Namoya Payable Gold, which shall continue as part of the Namoya Streaming Obligations only.

“Namoya Property” means the permit area covered by exploitation permit PE18 held by Namoya Mining S.A. including the area of the Namoya gold mine.

“Namoya Purchaser” has the meaning ascribed to “Purchaser” in the Namoya Streaming Agreement.

“Namoya Streaming Agreement” means the Gold Purchase and Sale Agreement dated February 27, 2015 among Namoya GSA Holdings, the Company and Namoya Mining S.A. (as amended or restated from time to time).

“Namoya Streaming Obligations” means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Namoya Streaming Agreement.

“Namoya Streaming Secured Obligations” means the Deposit (as defined in the Namoya Streaming Agreement as in effect as of the date hereof), which amount shall be reduced pursuant to the formula set out in Section 9.2(a) of the Namoya Streaming Agreement as of the date hereof.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)

all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Canadian and U.S. federal, state, provincial, municipal and local taxes, and all foreign taxes, required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)

all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)

the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any other Obligor after such Asset Disposition.

“Non-Guarantor” means any Restricted Subsidiary of the Company that is not a Guarantor.

“Non-Recourse Project Debt” means Indebtedness incurred by a Restricted Subsidiary of the Company that owns Project Assets, which Indebtedness (i) is secured solely by Liens on such Project Assets, (ii) is not Guaranteed by the Company or any other Restricted Subsidiary of the Company (other than a guarantee on an unsecured basis), (iii) does not create any direct or indirect liability or other obligation of the Company or any other Restricted Subsidiary of the Company (other than pursuant to power purchase agreements) and (iv) is related to hydro power, wind power or solar power for one or more Project Assets.

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and the Company’s other obligations under the Indenture by a Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees.

     “Notes Secured Parties” means the holders of Indenture Obligations.

“Notice of Actionable Default” means a written notice given to the Collateral Agent stating that an Actionable Default has occurred and is continuing, delivered by:

(1)

prior to the Discharge of Priority Lien Obligations, the Secured Debt Representative for the holders of Priority Lien Obligations that are governed by the Secured Debt Document pursuant to which the Actionable Default has occurred; and

(2)

following the Discharge of Priority Lien Obligations, the Secured Debt Representative for the holders of Parity Lien Obligations that are governed by the Secured Debt Document pursuant to which the Actionable Default has occurred.

“Obligor” means the Company, the Secured Obligations Guarantors and each other Person (if any) that at any time provides collateral security for any Secured Obligations.

“Officer’s Certificate” means a certificate signed by an officer of Banro.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustees. The counsel may be an employee of or counsel to the Company or either Trustee.

“Parent” means, with respect to any Person, any other Person of which such Person is a direct or indirect Subsidiary.

“Parity Debt Representative” means:

(1)	the case of the Notes and the Notes Guarantees, the Trustees; and

(2)

in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who maintains the transfer register for such Series of Parity Lien Debt and is appointed as a Parity Debt Representative (for purposes related to the administration of the Collateral Documents) pursuant to the credit agreement, indenture or other agreement governing such Series of Parity Lien Debt, and who has executed a joinder to the Collateral Trust Agreement.

“Parity Debt Sharing Confirmation” means, as to any Series of Parity Lien Debt, the written agreement of the holders of that Series of Parity Lien Debt, as set forth in the indenture or other agreement governing that Series of Parity Lien Debt, for the benefit of all holders of each other existing and future Series of Parity Lien Debt and each existing and future Parity Debt Representative, that all Parity Lien Obligations will be and are secured equally and rateably by all Liens at any time granted by the Company or any other Obligor to secure any obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Parity Lien Obligations equally and rateably, and that the holders of obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

“Parity Lien” means a Lien granted by a Collateral Document to the Collateral Agent upon any property of the Company or any other Obligor to secure Parity Lien Obligations.

“Parity Lien Debt” means:

(1)	the Notes and the Notes Guarantees issued on the date hereof;

(2)	the Dore Loan Obligations;

(3)	the Namoya Streaming Obligations;

(4)	the Twangiza Streaming Obligations; and

(5)

Indebtedness of the Company or any other Obligor in an amount not to exceed $20,000,000 provided that such Indebtedness is in the form of new working capital loans, credit facilities, letters of credit or gold forward sales;

provided that:

(a)

such Indebtedness is designated by the Company, in an Officers’ Certificate delivered to each Parity Debt Representative and the Collateral Agent, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt;

(b)	such Indebtedness is governed by an indenture or other agreement that includes a Parity Debt Sharing Confirmation; and

(c)

all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Agent’s Liens to secure such Indebtedness or obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established for purposes of entitling the holders of such indebtedness to share equally and rateably with other holders of Parity Lien Debt in the benefits and proceeds of the Collateral Agent’s Liens on the Collateral if the Company delivers to the Collateral Agent an Officer’s Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Parity Lien Debt”).

“Parity Lien Documents” means, collectively, the Indenture Documents and each agreement, indenture or instrument governing each other Series of Parity Lien Debt and all other agreements governing, securing or relating to any Parity Lien Obligations.

“Parity Lien Obligations” means Parity Lien Debt and all other obligations in respect thereof.

“Parity Lien Secured Parties” means the holders of Parity Lien Obligations and any Parity Debt Representatives.

“Permitted Investment” means an Investment by the Company or any other Obligor in:

(1)	the Company or any other Obligor;

(2)	any Investment by the Company or any other Obligor in a Person that is engaged in a Similar Business if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company; or

(b)

such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any other Obligor, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation, amalgamation, arrangement or transfer;

(3)	cash and Cash Equivalents;

(4)

(a) endorsements for collection or deposit in the ordinary course of business and (b) receivables owing to the Company or any other Obligor created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such other Obligor deems reasonable under the circumstances;

(5)

payroll, travel, commission, entertainment, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)

loans or advances to employees, officers or directors of the Company or any other Obligor in the ordinary course of business in an aggregate amount not in excess of $2,000,000 with respect to all loans or advances made since the Issue Date (without giving effect to the forgiveness of any such loan);

(7)	any Investment acquired by the Company or any other Obligor:

(a)

in exchange for any other Investment or accounts receivable held by the Company or any such other Obligor in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or in satisfaction of judgments or otherwise in resolution or compromise of litigation, arbitration or disputes; or

(b)	as a result of a foreclosure by the Company or any other Obligor with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)

Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “– Repurchase at the Option of Holders – Asset Sales” or any other disposition of assets not constituting an Asset Disposition;

(9)

Investments in existence on the Issue Date, or an Investment consisting of any extension, modification or renewal of any such Investment existing on the Issue Date; provided that the amount of any such Investment may be increased in such extension, modification or renewal only (a) as required by the terms of such Investment or (b) as otherwise permitted under the Indenture;

(10)

Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are incurred in compliance with “– Certain Covenants – Limitation on Indebtedness”;

(11)	Guarantees issued in accordance with “– Certain Covenants – Limitations on Indebtedness”;

(12)

Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Company and its Restricted Subsidiaries in connection with such plans;

(13)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14)	Investments consisting of a contribution of some or all of the Project Assets to joint ventures, partnerships or similar arrangements;

(15)

any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any other Obligor, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (b) litigation, arbitration or other disputes;

(16)

advances and prepayments by the Company or a Restricted Subsidiary for asset purchases in a Similar Business, including advances and prepayments prior to the closing of any such acquisition; provided that a definitive agreement has been executed and that upon closing of such asset purchase such asset purchase would be permitted pursuant to clause (2) of this definition;

(17)	surety and performance bonds and workers’ compensation, utility, lease, tax, performance and similar deposits and prepaid expenses in the ordinary course of business; and

(18)

Investments of a Restricted Subsidiary acquired after the Issue Date or of any entity merged, consolidated or amalgamated with or into the Company or any Restricted Subsidiary of the Company in accordance with “– Certain Covenants – Merger and Consolidation” not made in contemplation of such acquisition, merger, consolidation or amalgamation.

“Permitted Liens” means, with respect to any Person:

(1)

(i) Liens in favor of the Collateral Agent securing Priority Lien Debt and related Priority Lien Obligations and (ii) Liens in favor of the Collateral Agent or the Trustees equally and rateably securing the Notes and the Notes Guarantees and any other Parity Lien Debt and related Parity Lien Obligations;

(2)

pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws, pension laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States or Canadian government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(3)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, incurred in the ordinary course of business;

(4)

Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to IFRS have been made in respect thereof;

(5)

Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6)

minor survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)	Liens securing Hedging Obligations that are incurred in the ordinary course of business (and not for speculative purposes);

(8)

leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of the Company or any other Obligor;

(9)

judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)

Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, mortgage financings, purchase money obligations or other payments incurred to finance assets or property (other than Capital Stock or other Investments) acquired, constructed, improved or leased in the ordinary course of business; provided that:

(a)

the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be incurred under the Indenture and does not exceed the cost of the assets or property so acquired, constructed or improved; and

(b)

such Liens are created within 365 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Company or any other Obligor other than such assets or property and assets affixed or appurtenant thereto;

(11)

Liens arising solely by virtue of any statutory or common law provisions relating to Liens in favor of trustee and escrow agents, banker’s Liens, margin Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that: such deposit account is not intended by the Company or any other Obligor to provide collateral to the depository institution;

(12)

Liens arising from Uniform Commercial Code or the Personal Property Security Act (Ontario) (or similar statutes in other jurisdictions) financing statement filings regarding operating leases entered into by the Company and any other Obligor in the ordinary course of business;

(13)	Liens existing on the Issue Date;

(14)

Liens securing Refinancing Indebtedness incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured as permitted pursuant to the heading “Permitted Indebtedness”; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(15)	any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(16)	Liens in favor of the Company or any other Obligor;

(17)	Liens under industrial revenue, municipal or similar bonds;

(18)

(a) Liens incurred in the ordinary course of business not securing Indebtedness and not in the aggregate materially detracting from the value of the properties of the Company and its Restricted Subsidiaries or the use of such properties in the operation of their business and (b) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(19)

Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(20)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(21)	Liens on the Capital Stock or Indebtedness of an Unrestricted Subsidiary; and

(22)	Liens on Project Assets in respect of Non-Recourse Project Debt; and

(23)	Liens not otherwise permitted pursuant to this definition with respect to Indebtedness in an aggregate principal amount that does not exceed $1,000,000 at any one time outstanding.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

“PPSA” means the Personal Property Securities Act (Ontario).

“Prefeasibility Study” means a prefeasibility study by a reputable engineering firm.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.

“Priority Debt Representative” means the trustee, agent or representative of the holders of such Series of Priority Lien Debt who maintains the transfer register for such Series of Priority Lien Debt and is appointed as a Priority Debt Representative (for purposes related to the administration of the Collateral Documents) pursuant to the credit agreement, Indenture or other agreement governing such Series of Priority Lien Debt, and who has executed a joinder to the Collateral Trust Agreement.

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and rateably by all Liens at any time granted by the Borrower or any other Obligor to secure any obligations in respect of such Series of Priority Lien Debt (except that the Namoya Priority Stream Obligations and Twangiza Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with the Collateral Trust Agreement), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and rateably (except that the Namoya Stream Priority Stream Obligations and Twangiza Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with the Collateral Trust Agreement), and that the holders of obligations in respect of such Series of Priority Lien Debt are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

“Priority Lien” means a Lien granted by a Collateral Document to the Collateral Agent upon any property of the Company or any other Obligor to secure Priority Lien Obligations.

“Priority Lien Debt” means:

(1)	the Namoya Priority Streaming Obligations;

(2)	the Twangiza Priority Streaming Obligations;

(3)	the Twangiza Forward Obligations; and

(4)	the Namoya Forward Obligations;

provided that

(a)

such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt;

(b)	such Indebtedness is governed by a credit agreement, an indenture or other agreement that includes a Priority Debt Sharing Confirmation; and

(c)

all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Agent’s Lien to secure such Indebtedness or obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this definition will be conclusively established if the Company delivers to the Collateral Agent an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Priority Lien Debt”);

“Priority Lien Documents” means, collectively, the credit agreements, indentures or other agreements pursuant to which Priority Lien Debt is incurred (and not prohibited to be incurred under each applicable Secured Debt Document) and all other agreements governing or securing any Priority Lien Obligations (and not prohibited to be so secured under each applicable Secured Debt Document).

“Priority Lien Obligations” means the Priority Lien Debt and all other obligations in respect hereof.

“Priority Lien Secured Parties” means the holders of Priority Lien Obligations and any Priority Debt Representatives.

“Project Assets” means assets owned by one or more Restricted Subsidiaries of the Company used in connection with any of their activities at one or more of the Twangiza Property, the Namoya Property, the Kamituga Property or the Lugushwa Property and no other assets of the Company or its Restricted Subsidiaries.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary of the Company or an Unrestricted Subsidiary.

“Refinancing Indebtedness” means Indebtedness that is incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall each have a correlative meaning) any Indebtedness existing on the Issue Date or incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any other Obligor and Indebtedness of any other Obligor that refinances Indebtedness of another Restricted Subsidiary of the Company) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)

(a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2)	the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3)

such Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees incurred in connection therewith);

(4)

if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Note Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Note Guarantees on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(5)	Refinancing Indebtedness shall not include Indebtedness of a Non-Guarantor that refinances Indebtedness of the Company or a Guarantor.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person (or if no such Person is specified, the Company) that is not an Unrestricted Subsidiary.

“RFW Purchaser” has the meaning ascribed to “Purchaser” in the Twangiza Streaming Agreement;

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Debt” means Parity Lien Debt and Priority Lien Debt.

“Secured Debt Documents” means the Parity Lien Documents and the Priority Lien Documents.

“Secured Debt Representative” means each Parity Debt Representative and each Priority Debt Representative.

“Secured Obligations” means the Parity Lien Obligations and the Priority Lien Obligations.

“Secured Obligations Guarantor” means each Person (if any) that at any time provides a guarantee and security in respect of any of the Secured Obligations and their respective successors and assigns.

“Secured Parties” means the holders of Priority Lien Obligations and Parity Lien Obligations.

“Securities Pledge Agreements” means the securities pledge agreements granted by each Secured Obligations Guarantor in favor of the Collateral Agent for the benefit of the Priority Lien Secured Parties and the Parity Lien Secured Parties as general and continuing security for the payment and performance of the Priority Lien Obligations, in each case as amended, modified, renewed, restated or replaced, in whole or part, from time to time, in accordance with its terms and the provisions described under the caption “—Security—Amendment of Collateral Documents.”

“Senior Management” means the chief executive officer and the chief financial officer of Banro.

“Series of Parity Lien Debt” means, severally, the Notes, the Notes Guarantees and each other issue or Series of Parity Lien Debt designated by the Company by written notice to the Collateral Agent and the Trustees as a separate series of Parity Lien Debt.

“Series of Priority Lien Debt” means, severally, each issue or series of Priority Lien Debt.

“Series of Secured Debt” means, severally, each Series of Priority Lien Debt and each Series of Parity Lien Debt.

“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, determined as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any other business that is similar, reasonably related, incidental or ancillary thereto.

“Standard & Poor’s” means Standard & Poor’s Ratings Group, Inc..

“Stated Maturity” means, with respect to any security, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Stream/Forward Obligations” means obligations to deliver gold pursuant to any forward sale or streaming agreement, including without limitation, the Twangiza Streaming Obligations, the Namoya Streaming Obligations, the Twangiza Forward Obligations and the Namoya Forward Obligations.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter incurred) that is subordinated or junior in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Twangiza Forward Agreement” means the Amended and Restated Gold Purchase and Sale Agreement (Tranche 2/3) dated September 17, 2015 among Twangiza GFSA Holdings, Banro and Twangiza Mining S.A. (as amended by amending agreement dated as of January 28, 2016 and as further amended or restated from time to time).

“Twangiza Forward Obligations” means the liabilities and obligations of Banro and certain of the Restricted Subsidiaries under or in connection with the Twangiza Forward Agreement, referred to therein as the “PSA Obligations”.

“Twangiza Forward Secured Obligations” means 10,480,000 (being the Tranche 3 Prepayment Amount in the Twangiza Forward Agreement), which amount is being reduced rateably upon delivery of each Scheduled Monthly Quantity (as defined in the Twangiza Forward Agreement), which secured obligations are referred to in the Twangiza Forward Agreement as the “Secured Amount”.

“Twangiza Priority Stream Obligations” means the obligation to, without duplication, deliver the Twangiza Payable Gold (as defined in the Twangiza Streaming Agreement), including any Twangiza Payable Gold which, pursuant to the terms of the Twangiza Streaming Agreement, should have been delivered to or for the benefit of the RFW Purchaser but which was not delivered or which was used for another purpose in contravention of the Twangiza Streaming Agreement but excluding, for greater certainty, any future obligation to deliver the Twangiza Payable Gold, which shall continue as part of the Twangiza Streaming Obligations only.

“Twangiza Property” means the permit areas covered by exploitation permits PE40, PE41, PE42, PE43, PE44 and PE68 held by Twangiza Mining S.A. including the area of the Twangiza gold mine.

“Twangiza Streaming Agreement” means the Gold Purchase and Sale Agreement dated December 31, 2015 among RFW Purchaser, Banro and Twangiza Mining S.A. (as amended or restated from time to time).

“Twangiza Streaming Obligations” means the liabilities and obligations of Banro and certain of the Restricted Subsidiaries under or in connection with the Twangiza Streaming Agreement.

“Twangiza Streaming Secured Obligations” means the Deposit (being the Deposit in the Twangiza Streaming Agreement as in effect on the date hereof), which amount shall be reduced pursuant to the formula set out in Section 9.2(a) of the Twangiza Streaming Agreement as of the date hereof.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company which at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors of Banro in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The board of directors of Banro may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation, amalgamation, arrangement or Investment therein) to be an Unrestricted Subsidiary only if:

(1)

such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)

such Subsidiary has no Indebtedness other than Indebtedness with respect to which neither the Company nor any other Obligor is directly or indirectly liable and in respect of which there is no recourse against any of the assets of the Company or any other Obligor;

(3)	such designation and the Investment of the Company in such Subsidiary complies with “– Certain Covenants – Limitation on Restricted Payments”;

(4)

such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5)	such Subsidiary is a Person with respect to which neither the Company nor any other Obligor has any direct or indirect obligation:

(a)	to subscribe for additional Capital Stock of such Person; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6)

on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any other Obligor with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

Any such designation by the board of directors of Banro shall be evidenced to the Trustees by filing with the Trustees a resolution of the board of directors of Banro giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture, and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date.

The board of directors of Banro may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “– Certain Covenants – Limitation on Indebtedness” covenant on a pro forma basis taking into account such designation.

“U.S. Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

APPENDIX F
SECTION 190 OF THE CBCA

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;
(b)	the number and class of shares in respect of which the shareholder dissents; and
(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94, 134(F), 135(E); 2011, c. 21, s. 60(F).

APPENDIX G

Notice of Hearing of Application and Interim Order

Court File No.: CV-17-11700-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF Rule 14.05(2) of the *Rules of Civil Procedure*

AND IN THE MATTER OF a proposed arrangement of Banro Corporation, involving certain of its debt holders and shareholders and 10095699 Canada Inc.

Applicants

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicants. The claim made by the applicants appears on the following page.

THIS APPLICATION will come on for a hearing before a judge presiding over the Ontario Superior Court of Justice (Commercial List) on a date to be established by the commercial List Office at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

CAN_DMS: \105810077\5

G-1

Date: February 15, 2017

Issued by C. Irwin
Registrar

Address of court office 330 University Avenue, 7th floor
Toronto, Ontario
M5G 1R7

TO: THE DIRECTOR UNDER THE *CANADA BUSINESS CORPORATIONS ACT*
Compliance & Policy Directorate
Corporations Canada, Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue
Ottawa, Ontario
K1A 0C8

AND TO: EQUITY FINANCIAL TRUST COMPANY, as Trustee and Collateral Agent in respect of the Existing Notes
200 University Avenue, Suite 400
Toronto, Ontario, Canada
M5J 4H1
Fax: 416 361-0470

Attention: Kathy Thorpe
Email: kathy.thorpe@tmx.com

AND TO: GOODMANS LLP, counsel to Gramercy Funds Management LLC
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario, Canada M5H 2S7

Attention: Kari Mackay / Brendan O'Neill / Ryan Baulke
Email: kmackay@goodmans.ca / boneill@goodmans.ca / rbaulke@goodmans.ca

AND TO: FASKEN MARTINEAU DUMOULIN LLP, counsel to Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited
Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, Ontario, Canada M5H 2T6

Attention: John Turner / Stuart Brotman / Aubrey Kauffman
Email: jturner@fasken.com / sbrotman@fasken.com / akauffman@fasken.com

AND TO: OSLER, HOSKIN & HARCOURT LLP, counsel to certain funds and accounts under management by BlackRock Investment Management (UK) Limited
Box 50, 1 First Canadian Place
Toronto, Ontario, Canada M5X 1B8

CAN_DMS: \105810077\5

G-2

Attention: Joyce Bernasek
Email: JBernasek@osler.com

AND TO THE FOLLOWING PARTIES, TO BE SERVED WITH THE NOTICE OF APPLICATION IN ACCORDANCE WITH THE INTERIM ORDER :

1. All Arranged Holders (as defined below)
2. All registered shareholders of Banro Corporation
3. All holders of Affected Options, as defined in the Plan
4. The Directors of Banro Corporation
5. The Auditor of Banro Corporation

CAN_DMS: \105810077\5

G-3

APPLICATION

1 The Applicants, Banro Corporation (the "**Company**") and 10095699 Canada Inc. ("**Arrangeco**"), make Application for:

(a) an Interim Order (the "**Interim Order**") for advice and directions pursuant to section 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, (the "**CBCA**") authorizing the Company to convene separate meetings of the holders (collectively, the "**Arranged Holders**") of the following instruments:

(i) 10% senior secured notes of the Company;

(ii) Series A Preference Shares of the Company; and

(iii) Series B Preference Shares of the Company, the meeting of such holders to be held concurrently and together with the meeting of the holders of the Series A Preference Shares,

to consider and vote on, among other things, the Plan (as defined below), and providing certain ancillary relief;

(b) A Final Order (the "**Final Order**") pursuant to s. 192 of the CBCA approving a proposed arrangement involving the Applicants (the "**Arrangement**") pursuant to a plan of arrangement (the "**Plan**"), substantially in the form attached to and described in the Notice of Meetings and Management Information Circular of the Company (the "**Information Circular**") and to be delivered to the Arranged Holders and others in accordance with the Interim Order; and

CAN_DMS: \105810077\5

G-4

(c) such other relief as counsel for the Applicants may request and this Court deems fit.

2 The grounds for the Application are:

(a) the Applicants are corporations incorporated under and governed by the CBCA;

(b) the Interim Order is necessary to organize and carry out the meetings of the Arranged Holders, and provides for notice to such Arranged Holders and others;

(c) the terms of the Interim Order sought herein are reasonable in the circumstances and consistent with the Model CBCA Interim Order developed by the Court's Commercial List Users' Committee;

(d) all statutory requirements under the CBCA have been or will have been satisfied prior to seeking the Final Order;

(e) the Applicants meet the solvency requirements of section 192(2) of the CBCA;

(f) all pre-conditions to the approval of the Arrangement will have been satisfied prior to seeking the Final Order, including the directions set out in, and the noteholder and shareholder approvals required pursuant to, the Interim Order if granted;

(g) it is not practicable for the Company and Arrangeco to effect fundamental changes in the nature of the Arrangement other than pursuant to the provisions of section 192 of the CBCA;

(h) if made, the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of Section 3(a)(10) of the

CAN_DMS: \105810077\5

G-5

Securities Act of 1933, as amended, of the United States of America with respect to the common shares and notes of the Company to be exchanged and/or distributed in the United States of America and prospectus and registration exemptions found in section 2.11 of National Instrument 45-106 *Prospectus Exemptions* with respect to the common shares and notes of the Company to be exchanged and/or distributed in Canada;

(i) the Application has been put forward in good faith and is in the best interests of the Applicants and the stakeholders of the Applicants;

(j) the Arrangement is procedurally and substantively fair and reasonable to all affected parties;

(k) certain of the Arranged Holders and other parties to be served are resident outside of Ontario and will be served pursuant to the terms of the Interim Order and rule 17.02(o) of the *Rules of Civil Procedure*;

(l) rules 1.04, 1.05, 3.02, 14.05, 17.02, 37, 38 and 39 of the *Rules of Civil Procedure*;

(m) section 192 of the CBCA; and

(n) such further and other grounds as counsel may advise and this Court may permit.

3 The following documentary evidence will be used at the hearing of the Application:

(a) an affidavit of Geoffrey Farr to be sworn on February 17, 2017 on behalf of the Applicants, with exhibits thereto, in connection with the motion for the Interim Order;

CAN_DMS: \105810077\5

G-6

(b) prior to the hearing with respect to the Final Order, a supplementary affidavit to be sworn on behalf of the Applicants, with exhibits thereto, reporting as to compliance with any interim Order and the results of any meetings conducted pursuant to such interim Order; and

(c) such further and other material as counsel may advise and this Court may permit.

February 15, 2017

Tony Reyes LSUC #28218V
Tel: 416.216.4825
tony.reyes@nortonrosefulbright.com

Alexander Schmitt LSUC #63860F
Tel: 416.216.2419
alexander.schmitt@nortonrosefulbright.com

Fax: 416.216.3930

Lawyers for the Applicants

CAN_DMS: \105810077\5

G-7

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended

Court File No.: CV-17-11700-00CL

AND IN THE MATTER OF Rule 14.05(2) of the *Rules of Civil Procedure*

AND IN THE MATTER OF a proposed arrangement of Banro Corporation, involving certain of its debt holders and shareholders and 10095699 Canada Inc.

Applicants

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

NOTICE OF APPLICATION

Tony Reyes LSUC #28218V
Tel: 416.216.4825
tony.reyes@nortonrosefulbright.com

Alexander Schmitt LSUC #63860F
Tel: 416.216.2419
alexander.schmitt@nortonrosefulbright.com

Fax: 416.216.3930

Lawyers for the Applicants

G-8

CAN_DMS: \105810077\5

Court File No. CV-17-11700-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	WEDNESDAY, THE 22nd DAY
	)	
MR. JUSTICE WILTON-SIEGEL	)	OF FEBRUARY, 2017

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

AND IN THE MATTER OF Rule 14.05(2) of the *Rules of Civil Procedure*

AND IN THE MATTER OF a proposed arrangement of Banro Corporation involving certain of its debt holders and shareholders, and 10095699 Canada Inc.

Applicants

INTERIM ORDER

THIS MOTION made by the Applicants, Banro Corporation ("**Banro**") and 10095699 Canada Inc. ("**Arrangeco**"), for an interim order for advice and directions pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, (the "**CBCA**") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on February 15, 2017 and the affidavit of Geoffrey Farr sworn February 17, 2017, including the draft management proxy circular of Banro (the "**Information Circular**") attached thereto as Exhibit B and the Plan of Arrangement attached to that Information Circular, and on hearing the submissions of counsel for Banro and Arrangeco, counsel for Gramercy Funds Management

CAN_DMS: \106019173\1

G-9

LLC, counsel for Resource FinanceWorks Limited, ~~counsel for BlackRock Investment Management (UK) Limited~~, and those other parties present, and on being advised that the Director appointed under the CBCA (the "**Director**") does not consider it necessary to appear,

Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

Service

2. **THIS COURT ORDERS** that the time for service of the Notice of Motion herein be and is hereby abridged and validated so that this Motion is properly returnable today and hereby dispenses with further service thereof.

The Meeting

3. **THIS COURT ORDERS** that Banro is permitted to call, hold and conduct special meetings (the "**Meetings**") of the holders of the following instruments (collectively, the "**Arranged Instruments**"):

a) notes issued pursuant to an Indenture dated as of March 2, 2012, as amended, among Banro, as issuer, Equity Financial Trust Company, as trustee and collateral agent, and others (the "**Noteholders**"), commencing at 2:00 p.m. (Toronto time);

b) Series A Preference Shares in the capital of Banro (the "**Series A Holders**", and such preference shares being the "**Series A Preference Shares**"), commencing at 2:30 p.m. (Toronto time); and

CAN_DMS: \106019173\1

G-10

c) Series B Preference Shares in the capital of Banro (the "**Series B Holders**", and such preference shares being the "**Series B Preference Shares**"), concurrently and together with the meeting of the Series A Holders, each such Meeting to be held at the offices of Norton Rose Fulbright Canada Inc., Suite 3800, 200 Bay Street, Toronto, Ontario on March 31, 2017 in order for the Noteholders, the Series A Holders, and the Series B Holders (collectively, the "**Arranged Holders**") to consider and, if determined advisable, pass resolutions authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "**Arrangement Resolutions**").

4. **THIS COURT ORDERS** that the Meetings shall be called, held and conducted in accordance with the CBCA, the notices of meetings of Arranged Holders that accompany the Information Circular (the "**Notices of Meeting**"), and the articles and by-laws of Banro, subject to what may be provided hereafter and subject to further order of this Court.

5. **THIS COURT ORDERS** that the record date (the "**Record Date**") for determination of the Arranged Holders entitled to notice of, and to vote at, each Meeting shall be 5:00 p.m. on March 1, 2017.

6. **THIS COURT ORDERS** that the only persons entitled to attend or speak at any Meeting shall be:

a) the Arranged Holders subject to that Meeting, or their respective proxyholders;

b) the officers, directors, auditors and advisors of Banro and Arrangeco;

CAN_DMS: \106019173\1

G-11

c) representatives and advisors of the Consenting Parties (as defined in the Support Agreement among Banro and such Consenting Parties dated January 31, 2017 (the "**Support Agreement**");

d) the Director; and

e) other persons who may receive the permission of the Chair of the Meeting.

7. **THIS COURT ORDERS** that Banro may transact such other business at the Meetings as is contemplated in the Information Circular, or as may otherwise be properly before each Meeting.

Quorum

8. **THIS COURT ORDERS** that the Chair of each Meeting shall be determined by Banro and that the quorum at each Meeting shall be not less than one person present in person at the opening of the Meeting who are entitled to vote at the Meeting either as Arranged Holders or proxyholders.

Amendments to the Arrangement and Plan of Arrangement

9. **THIS COURT ORDERS** that Banro is authorized to make, subject to paragraph 9 below and the Support Agreement, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Arranged Holders, or others entitled to receive notice under paragraphs 13 and 14 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Arranged Holders at the Meetings and shall be the subject of the Arrangement Resolution passed at each Meeting. Amendments, modifications or supplements may be made following the Meetings, but shall be

CAN_DMS: \106019173\1

G-12

subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

10. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 9 above would, if disclosed, reasonably be expected to affect an Arranged Holder's decision to vote for or against the Arrangement Resolution presented at any Meeting, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Banro may determine.

Amendments to the Information Circular

11. **THIS COURT ORDERS** that Banro is authorized to make, subject to the Support Agreement, such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 13 and 14.

Adjournments and Postponements

12. **THIS COURT ORDERS** that Banro, if it deems advisable and after consultation with the Requisite Consenting Parties, is specifically authorized to adjourn or postpone any Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Arranged Holders, or any of them, respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Banro may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of any Meeting in respect of adjournments and postponements.

CAN_DMS: \106019173\1

G-13

Notice of Meetings

13. **THIS COURT ORDERS** that, in order to effect notice of the Meetings, Banro shall send the Information Circular (including the Notice of Application and this Interim Order), the appropriate Notice of Meeting, the appropriate form of proxy (if any), along with such amendments or additional documents as Banro may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "**Meeting Materials**"), to the following:

a) the registered Arranged Holders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meetings, excluding the date of sending and the date of the Meetings, by one or more of the following methods:

i) by pre-paid ordinary or first class mail at the addresses of the Arranged Holders as they appear on the books and records of Banro, its registrar and transfer agent, or the Trustee under the Existing Notes Indenture, as the case may be, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Banro, the registrar and transfer agent, or the Trustee under the Existing Notes Indenture;

ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii) by facsimile or electronic transmission to any Arranged Holder who is identified to the satisfaction of Banro, and who requests such transmission in writing;

CAN_DMS: \106019173\1

G-14

b) intermediaries and registered nominees for forwarding to beneficial holders of Arranged Instruments, by providing sufficient copies of the Meeting Materials to such intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c) the respective directors and auditors of Banro, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meetings, excluding the date of sending and the date of the Meetings, and that compliance with this paragraph shall constitute sufficient notice of the Meetings.

14. **THIS COURT ORDERS** that, in the event that Banro elects to distribute the Meeting Materials, Banro is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Banro to be necessary or desirable (collectively, the "**Court Materials**") to the holders of the Affected Options issued by Banro, by any method permitted for notice to Arranged Holders as set forth in paragraphs 13.a) or 13.b), above, concurrently with the distribution described in paragraph 13 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Banro or its registrar and transfer agent at the close of business on the Record Date.

15. **THIS COURT ORDERS** that accidental failure or omission by Banro to give notice of a Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Banro, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate

CAN_DMS: \106019173\1

G-15

any resolution passed or proceedings taken at any Meeting. If any such failure or omission is brought to the attention of Banro, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

16. **THIS COURT ORDERS** that any amendments, revisions or supplements to the Meeting Materials and Court Materials ("**Additional Information**") may be delivered in accordance with paragraph 10 of this Order. Notwithstanding the foregoing, Additional Materials may be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Banro may determine.

17. **THIS COURT ORDERS** that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 13 and 14 of this Interim Order shall constitute notice of each Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 13 and 14 and that those persons are bound by any orders made in the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meetings to such persons or to any other persons, except to the extent required by paragraph 10, above.

Authorization to use form of proxies; Solicitation

18. **THIS COURT ORDERS** that Banro is authorized to use the proxies (which for the purpose of beneficial holders of Arranged Instruments shall include voting instruction forms prepared by Broadbridge Financial Solutions Inc. or similar providers in accordance with customary practices) substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Banro may determine are necessary or desirable. Banro is authorized, at its expense, to solicit proxies, directly or

CAN_DMS: \106019173\1

G-16

through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of communication as it may determine. Banro may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies and time limits set out in the Information Circular to exercise a Cash Election Option, if Banro deems it advisable to do so.

19. **THIS COURT ORDERS** that Series A Holders and Series B Holders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited at the registered office of Banro or with the transfer agent of Banro as set out in the Information Circular; and (b) any such instruments must be received by Banro or its transfer agent not later than 5:00 p.m. (Toronto time) on the business day immediately preceding the Meeting (or any adjournment or postponement thereof) of Series A Holders and Series B Holders.

20. **THIS COURT ORDERS** that Noteholders shall be entitled to revoke their proxies by written notice deposited at the registered office of Banro or with the transfer agent of Banro as set out in the Information Circular; provided that any such notice must be received by Banro or its transfer agent not later than 5:00 p.m. (Toronto time) on the business day immediately preceding the Meeting (or any adjournment or postponement thereof) of Noteholders.

Voting

21. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolutions presented to Arranged Holders at their respective Meetings, or such other business as may be properly brought before the Meetings, shall be those registered Arranged Holders who hold the applicable Arranged Instruments as of the close of business on the Record Date or their validly appointed proxies. Illegible votes, spoiled votes,

CAN_DMS: \106019173\1

G-17

defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the appropriate Arrangement Resolution.

22. **THIS COURT ORDERS** that votes shall be taken at the Meetings on the basis of:

a) at the Meeting of Noteholders, one vote per U.S. dollar of the principal amount of each Existing Note; and

b) at the Meeting of Series A Holders and Series B Holders, one vote per Series A Preference Share or Series B Preference Share, as the case may be,

and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, each Arrangement Resolution must be passed, with or without variation, at each Meeting by:

c) in the case of the Meeting of Noteholders, an affirmative vote of at least two-thirds (66 2/3%) of the votes cast at such Meeting in person or by proxy by the Noteholders entitled to vote at such Meeting; and

(i) in the case of the Meeting of Series A Holders and Series B Holders, an affirmative vote of at least two-thirds (66 2/3%) of the votes cast at such Meeting in person or by proxy by all of them, voting as one class, together with an affirmative vote of at least two-thirds (66 2/3%) of the votes cast by the Series B Holders at such Meeting, in person or by proxy.

Such votes shall be sufficient to authorize Banro to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of

CAN_DMS: \106019173\1

G-18

any further approval by the Arranged Holders, subject only to final approval of the Arrangement by this Court.

23. **THIS COURT ORDERS** that, subject to the terms of the Support Agreement, any votes cast in favour of the Arrangement Resolutions at the Meetings (whether in person or by proxy) may be counted in favour of a resolution or resolutions of the applicable Arranged Holders approving the Arrangement under any proceeding under the *Companies' Creditors Arrangement Act*, R.S.C. 1985, c. C-36, as amended.

Dissent Rights

24. **THIS COURT ORDERS** that each registered Series A Holder (other than Consenting Parties who hold such shares) shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Series A Holder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Banro in the form required by section 190 of the CBCA, which written objection must be received by Banro not later than 5:00 p.m. (Toronto time) on the last business day immediately preceding the Meeting of Series A Holders and Series B Holders (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Court.

25. **THIS COURT ORDERS** that, notwithstanding section 190(3) of the CBCA, Arrangeco, not Banro, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for Series A Preference Shares held by Series A Holders who duly exercise Dissent Rights. and to pay a cash amount equivalent to the consideration to which

CAN_DMS: \106019173\1

G-19

such Series A Holders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Information Circular, all references to the "corporation" in subsections 190(3) and 190(11) to 190(26), inclusive, of the CBCA (except for the second reference to the "corporation" in subsection 190(12) and the two references to the "corporation" in subsection 190(17)) shall be deemed to refer to "Arrangeco" in place of the "corporation", and Arrangeco shall have all of the rights, duties and obligations of the "corporation" under subsections 190(11) to 190(26), inclusive, of the CBCA.

26. **THIS COURT ORDERS** that any Series A Holder who duly exercises such Dissent Rights set out in paragraph 24 above and who:

i) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Series A Preference Shares, shall be deemed to have transferred those Series A Preference Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Banro for cancellation in consideration for a payment of cash from Arrangeco equal to such fair value; or

ii) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Series A Preference Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Series A Holder, but in no case shall Banro, Arrangeco or any other person be required to recognize such Series A Holders as holders of Series A Preference Shares of Banro at or after the date upon which the Arrangement becomes effective and the names of such Series A Holders shall be deleted from Banro's register of holders of Series A Preference Shares at that time.

CAN_DMS: \106019173\1

G-20

Hearing of Application for Approval of the Arrangement

27. **THIS COURT ORDERS** that upon approval by the Arranged Holders of the Plan of Arrangement in the manner set forth in this Interim Order, Banro may apply to this Court for final approval of the Arrangement.

28. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 13 and 14, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 29.

29. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Banro, as soon as reasonably practicable, and, in any event, no less than two Business Days before the hearing of this Application at the following addresses:

Attention: Tony Reyes and David Knight
Fax: 416-216-3930
Email: tony.reyes@nortonrosefulbright.com and
david.knight@nortonrosefulbright.com

30. **THIS COURT ORDERS** that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i) Banro and Arrangeco;

CAN_DMS: \106019173\1

G-21

ii) the Consenting Parties;

iii) the Director; and

iv) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

31. **THIS COURT ORDERS** that any materials to be filed by Banro and Arrangeco in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

32. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 29 shall be entitled to be given notice of the adjourned date.

Stay of Proceedings

33. THIS COURT ORDERS that from 12:01 a.m. (Toronto time) on the date of this Interim Order, until and including the earlier of (i) April 30, 2017, (ii) the Effective Date, no right, remedy or proceeding, including, without limitation, any right to terminate, accelerate, amend or declare in default any contract or agreement, at law or under contract, may be exercised, commenced or proceeded with, by the Noteholders or any other person party to a contract with any of the Applicants, against or in respect of any of the Applicants or any of their direct or indirect subsidiaries that are guarantors in respect of the Existing Notes (the "**Banro Parties**"), or any of the present or future property, assets, rights or undertakings of Banro Parties, of any nature in any location, whether held directly or indirectly by Banro Parties, by reason or as a result:

CAN_DMS: \106019173\1

G-22

a) any of the Applicants having made an application to this Court pursuant to Section 192 of the CBCA;

b) any default or cross default under the Existing Notes; or

c) any of the Applicants taking any step contemplated by or related to the Arrangement,

without further order of the Court.

Precedence

34. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Arranged Instruments, or any of them, or Banro common shares, options, warrants, or other rights to acquire common shares in the capital of Banro, or the articles or by-laws of Banro, this Interim Order shall govern.

Extra-Territorial Assistance

35. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or the Democratic Republic of the Congo or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

36. **THIS COURT ORDERS** that, subject to the Support Agreement, Banro shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO:

FEB 22 2017

PER / PAR:

CAN_DMS: \106019173\1

G-23

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended

Court File No.: CV-17-11700-00CL

AND IN THE MATTER OF Rule 14.05(2) of the *Rules of Civil Procedure*

AND IN THE MATTER OF a proposed arrangement of Banro Corporation, involving certain of its debt holders and shareholders, and 10095699 Canada Inc.

Applicants

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

INTERIM ORDER
(Returnable February 22, 2017)

Tony Reyes LSUC #28218V
Tel: 416.216.4825
tony.reyes@nortonrosefulbright.com

Alexander Schmitt LSUC #63860F
Tel: 416.216.2419
alexander.schmitt@nortonrosefulbright.com

Fax: 416.216.3930

Lawyers for the Applicants

G-25

CAN_DMS: \106019173\1

APPENDIX H
Fairness Opinion

Banro Corporation

Fairness Opinions in
Respect of the Proposed
Recapitalization of Banro
Corporation
Strictly Private and
Confidential

February 17, 2017

February 17, 2017

Banro Corporation
1, First Canadian Place, 100 King Street West, Suite 7070
Toronto, Ontario
M5X 1E3

Attention:	Mr. Richard Brissenden, Chairman
Banro Corporation Board of Directors

Fairness Opinions in Respect of the Proposed Recapitalization of Banro Corporation

Mandate Overview

Assignment

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers” or “PwC”), understands it is proposed that Banro Corporation (“Banro” or the “Company”) proceed with a recapitalization to address the upcoming maturity of certain outstanding financial obligations (the “Proposed Transaction”). The Proposed Transaction is set out in the support agreement (the “Support Agreement”) between the Company and, among others, Resource FinanceWorks Limited on behalf of itself and certain affiliates, (collectively referred to as “RFW”), Gramercy Funds Management LLC on behalf of funds and accounts for whom it acts as investment manager (“Gramercy”), and certain funds and accounts under management of BlackRock Investment Management (UK) Limited (collectively referred to as “BlackRock”), dated January 31, 2017.

The Proposed Transaction will affect the following financial securities:

a)	US$175 million senior secured notes bearing 10% coupon and maturing March 1, 2017 (“Existing Notes”);

b)	US$22.5 million term loan bearing interest at 8.5% and maturing March 1, 2017 (“Term Loan”);

c)	US$10 million loan bearing interest at 11% and maturing 50% on each of July 15 and September 1, 2018 (“Dore Loan”);

d)

US$43.067 million exchangeable preferred equity bearing an 8% cumulative dividend and due June 1, 2017 (“Exchangeable Preference Shares”). The Exchangeable Preference Shares are convertible into 63 million common shares at a conversion price of $0.5673 per share; and,

e)

US$32.9 million gold-linked preferred equity consisting of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) and Series A Preference Shares of Banro (“Series A Preference Shares”) and Series B Preference Shares of Banro (Series A and Series B Preference Shares collectively, the “Preference Shares”) with a cumulative dividend based on monthly production and London Gold Fix (PM).

The Proposed Transaction contemplates that the holders of the Existing Notes and Term Loan who have signed the Support Agreement would exchange those securities into new senior secured notes (the “New Senior Secured Notes”) in a par for par exchange, plus a cash payment of accrued but unpaid interest from March 1, 2017. Each holder of the New Senior Secured Notes will also be issued 575.11449 common shares of Banro per US$1,000 principal amount of the New Senior Secured Notes (in aggregate equivalent to approximately 10% of the common shares post-recapitalization on a fully diluted basis). Holders of Existing Notes who have not signed the Support Agreement would have the option of exchanging the Existing Notes into New Senior Secured Notes on the same terms as those holders who have signed the Support Agreement or tendering their Existing Notes to RFW at 75% of par value plus accrued interest to the Cash Election Deadline (anticipated to be the end of March). RFW is not obligated to purchase more than US$50 million of the Existing Notes so tendered.

The New Senior Secured Notes will mature March 1, 2021 and will pay cash interest at a rate which is based on trailing twelve-month earnings before interest, taxes, depreciation and amortization (“TTM EBITDA”). TTM EBITDA will be measured quarterly with resulting interest rate increases taking effect the following quarter. Annual interest will be initially set at 10% and will increase to 11% the quarter after TTM EBITDA achieves at least US$90 million, but not more than US$100 million, and will increase to 12% the quarter after TTM EBITDA achieves at least US$100 million.

The New Senior Secured Notes will be secured pursuant to a Collateral Trust Agreement and will rank junior with respect to payment and security with an existing gold forward agreement with Gramercy and a US$45 million new gold forward agreement with Gramercy and RFW (“RFW – Gramercy Gold Forward”). Repayment terms of the New Senior Secured Notes require the payment of 10% of the principal amount on the second and third anniversaries with the balance due on maturity. Call provisions also apply.

The Dore Loan will be amended to provide for a new three-year maturity of February 28, 2020. All other terms will remain unchanged. No shares will be issued in respect of the Dore Loan.

Gramercy and RFW will agree to each acquire certain shares held by BlackRock. The holders of Exchangeable Preferred Shares, Barbados Preferred Shares and Series A Preference Shares will be required to exchange their preferred shares into 60% of Banro’s fully diluted post-recapitalized common equity (the “Recapitalized Common Equity”). The holders of 100% of the Exchangeable Preferred Shares and 100% of the Barbados Preferred Shares and 100% of the Series B Preference Shares have signed a support agreement confirming their support for the Proposed Transaction. The exchange would occur pro rata using the following values:

•	Exchangeable Preferred Shares – sum of face value plus any accrued but unpaid dividends; and,

•	Preference Shares – liquidation preference value as at January 20, 2016 plus any accrued and unpaid dividends not otherwise included in the liquidation preference value.

The common shares associated with the New Senior Secured Notes and exchange of Exchangeable Preferred Shares, Barbados Preferred Shares and Series A Preference Shares will result in the dilution of the existing common shareholders’ interest in Banro to 30% of the Recapitalized Common Equity.

The Proposed Transaction will further involve arrangement of the US$45 million RFW – Gramercy Gold Forward, which as discussed above will rank senior to the New Senior Secured Notes and pari passu with the existing gold forward agreement with Gramercy. The RFW – Gramercy Gold Forward will be funded by Gramercy and RFW on a 50/50 basis.

The Proposed Transaction is to be implemented by way of a statutory plan of arrangement (the "Plan of Arrangement") under section 192 of the Canada Business Corporations Act (the “CBCA”). Completion of the Plan of Arrangement is subject to Court approval. We also understand that while the common shares of Banro are not being amended or exchanged as part of the Proposed Transaction, a meeting of the holders of common shares will be convened to consider various aspects of the Proposed Transaction as required by applicable securities laws and stock exchange rules.

All amounts are expressed in Canadian dollars (“$”) or United States dollars (“US$”), unless otherwise stated.

Unless otherwise stated, uppercase terms not defined herein have the meanings ascribed to them in the Support Agreement.

Engagement, Credentials and Independence of PwC

Engagement

Pursuant to an agreement entered into between PwC and Banro (the “Engagement Agreement”), PwC was engaged by Banro, at the direction of the Special Committee (“SC”) of the Board of Directors of Banro (the “Board”), to provide:

•	An opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the Company (the “Company Fairness Opinion”);

•	An opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the common shareholders (the “Common Shareholders”) of Banro (the “Common Shareholders Fairness Opinion”);

•

An opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the holders of the Series A Preference Shares of Banro Corporation (the “Series A Preference Shareholders Fairness Opinion”);

•

An opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the holders of the Existing Note holders (the “Noteholders”) of Banro (the “Noteholder Fairness Opinion”); and,

•

An opinion as to whether the holders of each, as a class, of common shares, Series A Preference Shares and the Existing Notes (collectively, the “Affected Securities”) would be in a better financial position under the Proposed Transaction than if the Company were liquidated (the “Liquidation Fairness Opinion”).

•

The Company Fairness Opinion, the Common Shareholders Fairness Opinion, the Series A Preference Shareholders Fairness Opinion, the Noteholder Fairness Opinion and the Liquidation Fairness Opinion collectively being the “Fairness Opinions”.

•

As there is 100% support for the Proposed Transaction from the holders of the Term Loan, Dore Loan, Exchangeable Preference Shares, Barbados Preferred Shares and Series B Preference shares you have not asked us to provide fairness opinions in regards to these securities.

PwC is to receive a fee, as stipulated in the Engagement Agreement, for completing the engagement. In addition, PwC is entitled to recover reasonable costs and expenses incurred in fulfilling the Engagement Agreement. The fee payable to PwC is not contingent, in whole or in part, on whether the Proposed Transaction is completed, or on the conclusions reached in our Fairness Opinions. In addition, pursuant to the Engagement Agreement, our legal liability to Banro is limited and PwC will be indemnified by Banro under certain circumstances for liabilities arising in connection with our Fairness Opinions.

PwC understands that our Fairness Opinions will be for the use of the Board and the SC and will be one factor, among others, that the Board and/or the SC will consider in determining whether to approve and recommend the Proposed Transaction. Subject to the limitations noted herein, we further understand that the Fairness Opinions, as set out herein, and references thereto or summaries thereof will be included in an information circular related to the Proposed Transaction (the “Information Circular”) which may be filed on SEDAR, EDGAR, and in Court.

Credentials of PwC

PwC Canada helps organizations and individuals create value for their stakeholders. Our 6,800 partners and staff in offices across the country are committed to delivering quality in assurance, tax, consulting and deals services. PwC Canada is a member of the PwC network of firms (www.pwc.com) with more than 223,000 people in 157 countries. The PwC network of firms is one of the world’s largest professional services networks. Unless otherwise indicated, “PwC” refers to PricewaterhouseCoopers LLP, Canada, an Ontario limited liability partnership.

The Canadian Deals practice helps clients do better deals and create value through mergers, acquisitions, disposals, restructurings and forensics services. We advise our clients in developing the right strategy before the deal, executing their deals seamlessly, identifying issues and points of negotiation and value, and implementing changes to deliver synergies and improvements after the deal. What we call Deals is made up of six core competencies: Transaction Services (TS), Valuations, Modelling & Disputes (VMD), Corporate Advisory and Restructuring (CAR), Corporate Finance (CF), Forensics Services and Infrastructure & Project Finance (IPF).

Our VMD group was formed in 1970 and has been at the center of business and security valuation activity since that time. The CAR group advises financially distressed companies on rebuilding value, regaining control and resolving crises. Our CF group specialize in providing M&A-related investment banking advisory services to domestic and international clients across the globe. PwC’s Corporate Finance’s global network has been ranked #1 by deal count by MergerMarket in 2016 with over 350 transactions completed globally.

PwC has been a financial advisor in a significant number of transactions worldwide, including transactions subject to public scrutiny, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders’ disputes, tax-based corporate reorganizations, estate planning and merger and acquisition activity.

Independence

While there are no independence requirements governing fairness opinions, we confirm that we are independent of Banro for the purposes of providing our Fairness Opinions. PwC confirms that we are not the current auditor of Banro, nor are we an associated or affiliated entity or issuer insider of Banro, and have no material ownership position in Banro. From time to time, PwC has in the past undertaken, and may in the future undertake, accounting, tax and/or advisory assignments for Banro. PwC confirms that, to the best of our knowledge, after all due and reasonable inquiry, PwC has disclosed to you all material facts that could reasonably be considered to be relevant to our qualifications and independence for the purposes of this engagement.

Limitations and General Assumptions

Limitations

PwC has relied, without independent verification, upon the accuracy, completeness and fair presentation of all financial and other information that was obtained by PwC from public sources or that was provided to PwC by management of Banro (“Management”) and any of its affiliates, associates, advisors or otherwise (collectively the “Information”). Parts of the Information were received or obtained by PwC directly or indirectly, and in various ways (oral, written, inspection), from third parties (i.e. individuals or entities other than Banro and its directors, officers and employees). PwC has assumed that the Information is complete, accurate, and not misleading and does not omit any material facts. Our Fairness Opinions are conditional upon such completeness, accuracy, and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, PwC has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information.

With respect to the budgets, forecast, projections or estimates provided to PwC and used in our analyses, PwC notes that projecting future results are inherently subject to uncertainty. PwC has assumed, however, that such budgets, forecasts, projections, and estimates have been reasonably prepared on basis reflecting the best currently available estimates and judgments of Management. By its nature, the budgeted and forecast information provided by Management will not occur as projected and unanticipated events and circumstances may occur that may materially alter the analyses and conclusions set out herein. PwC has not undertaken any review of whether the future oriented data provided comply with existing standards, such as those issued by the Chartered Professional Accountants of Canada, the American Institute of Certified Public Accountants or any other accounting body.

In preparing the Fairness Opinions, PwC has relied upon a written letter of representation from Management stating that, among other things:

(a)

To the best of their knowledge, and without independent inquiry, all of the Information provided, orally or in writing, to PwC, is complete, true and correct in all material respects and does not contain any untrue statement of a material fact in respect of Banro, its operating assets, or the Proposed Transaction;

(b)

Following the time that Information was provided to PwC, there have been, to the best of their knowledge, and without independent inquiry in respect of the subject matter, no material changes in the Information, or in factors surrounding the Proposed Transaction or any part thereof which would have, or other material intervening event which would reasonably be expected to have, a material effect on the conclusions contained herein; and,

(c)

They have reviewed the full text of PwC’s draft Fairness Opinions dated February 15, 2017 and, to the best of their knowledge, they are not aware of any errors, omissions or misrepresentations of facts therein which might have a significant impact on the conclusions contained herein.

The Fairness Opinions are based on the securities markets, economic, general business and financial conditions prevailing as of the Opinion Date and the conditions and prospects, financial or otherwise, of Banro as they were reflected in the Information reviewed by PwC. In preparing the Fairness Opinions, PwC made numerous assumptions with respect to financial performance, general business, economic and market conditions, and other matters, the outcome of which are beyond the control of PwC, Banro or any party involved with Banro in connection with the Proposed Transaction.

PwC has not conducted an audit or review of the financial affairs of Banro, nor has PwC sought external verification, unless otherwise noted herein, of the Information or that which was extracted from public sources. PwC accepts no responsibility or liability for any losses occasioned by any party as a result of our reliance on the financial and non-financial information that was provided to PwC or that PwC has obtained from third parties.

The Fairness Opinions are limited to the fairness of the Proposed Transaction, from a financial point of view, to each of the Company, Common Shareholders, Noteholders, and Series A Preference Shareholders on the basis that they would be in a better financial position under the Proposed Transaction than if the Company were liquidated, not the strategic merits of the Proposed Transaction. The Fairness Opinions do not provide assurance that the best possible price or transaction was obtained. They represent impartial expert judgments, not a statement of facts.

The Fairness Opinions have been provided for the use of the Board and should not be construed as a recommendation to vote in favour of the Proposed Transaction. The Fairness Opinions may not be used by any other person or relied upon by any other person without the express prior written consent of PwC. PwC will not be held liable for any losses sustained by any person should the Fairness Opinions be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph. In addition, pursuant to the Engagement Agreement, PwC’s liability is limited, and PwC will be indemnified under certain circumstances.

The Fairness Opinions are given as of the Opinion Date only and PwC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinions which may come or be brought to PwC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, PwC reserves the right to change, modify or withdraw the Fairness Opinions.

The Fairness Opinions are rendered as at January 25, 2017 (the “Opinion Date”). It must be recognized that Fair Market Value (“FMV”) changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, competition and changes in consumer preferences.

Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

Based on discussions with Management, PwC understands that there are no environmental issues (and associated costs) relating to the respective operations of Banro that may impact the FMV of the Affected Securities. PwC has not performed any procedures in this regard.

The reader must consider the Fairness Opinions in their entirety, as selecting and relying on only a specific portion of the analysis or factors considered by PwC, without considering all factors and analyses together, could create a misleading view of the processes underlying the Fairness Opinions. The preparation of the Fairness Opinions is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue and incorrect emphasis on any particular factor or analysis.

Our Fairness Opinions do not constitute a calculation, estimate or comprehensive valuation (also known as a valuation opinion) of the Proposed Transaction or of the Affected Securities of Banro.

Our Fairness Opinions are provided to the Company. We are not aware of the financial or tax circumstances of the holders of the Affected Securities and consideration of such is beyond the scope of our review.

Major Assumptions

The Fairness Opinions are based on several assumptions including the following, any changes to which could have a significant impact on our conclusion as stated in these Fairness Opinions:

•

The Proposed Transaction will be completed substantially on the terms as described herein, consistent with the documents and agreements, listed as draft where appropriate, as noted in the Scope of Our Work section;

•

All contracts and agreements, including drafts, as outlined in the Scope of Our Work below, will be executed and enforceable in accordance with their terms and that all parties will comply with the provisions of their respective agreements;

•	There have been no material changes in the operations or financial position of Banro from the unaudited financial statements as at December 31, 2016, unless otherwise noted herein;

•	PwC’s conclusions are based on the latest financial and operational information available for Banro at the Opinion Date;

•	Management has made available to PwC all information they believe is relevant to the preparation of the Fairness Opinions;

•

The life of mine plans for the Twangiza and Namoya mines provided by Management, accurately reflect Management’s best estimate of the future operations. The life of mine plans provided did not include the potential exploration and development of Lugushwa and Kamituga;

•	Banro has no material unrecorded assets or unaccrued liabilities relating to environmental concerns, unless otherwise noted herein;

•	Banro has no material outstanding litigation or contingencies, positive or negative, unless otherwise noted herein; and,

•	Banro can obtain or renew all required licenses, from all applicable government or private organizations that are relevant for this analysis.

Scope of Our Work

In preparing the Fairness Opinions, PwC relied upon financial and other information, including prospective financial information, obtained from Management, the Company’s advisors and from various public, financial and industry sources, including:

•	The Support Agreement; dated January 31, 2017 (“Support Agreement”);

•	Summary Terms for the issuance of US$197.5 million New Senior Secured Notes – Schedule “D” to the Support Agreement;

•	Summary Terms of the RFW – Gramercy Gold Forward – Schedule “E” to the Support Agreement;

•	Draft of the Plan of Arrangement – Schedule “C” to the Support Agreement;

•	Banro Corporate Presentation dated September 2016;

•	Banro’s audited consolidated financial statements for each of the fiscal years ended December 31, 2012 to 2015;

•	Banro’s unaudited consolidated financial statements for the 9 months ended September 30, 2016;

•	Banro’s internal balance sheet as at December 31, 2016;

•	Banro Rating Agency Presentation dated October 18, 2016;

•	Board materials dated November 9, 2016;

•	2017 Exploration Business Unit Plan and Budget, undated;

•	Financial forecast model including the life of mine plans for the Twangiza and Namoya mines for the fiscal years ending December 31, 2016 to 2030 received by PwC at 5:18 pm on January 23, 2017;

•	Banro’s 2016 strategic plan board update dated July 28, 2016;

•	A copy of a presentation relating to Banro stakeholders dated September 2016, prepared by one of Banro’s advisors;

•	Various security agreements to which Banro is subject;

•	Various emails, discussions and communications from Management;

•	Certain publicly-available financial, stock trading, and transaction information regarding somewhat comparable public companies; and,

•	Research and analysis on general economic conditions and relevant as PwC considered necessary or appropriate in the circumstances.

Furthermore, PwC met and/or held discussions with the Chairman of the Board and with Management regarding the nature of operations, historical operating results and future expectations for Banro. Over the course of our engagement, PwC also held various discussions with parties to the Proposed Transaction and their legal advisors.

PwC has not, to the best of its knowledge, been denied access by Management to any information requested by PwC.

PwC received a letter of representation from Management, who have read our draft Fairness Opinions and confirmed, among other matters, the factual accuracy of our draft Fairness Opinions and the inclusion of all material facts and assumptions.

Fairness Opinions

Approach to Fairness

In concluding on the Fairness Opinions, PwC:

•	Reviewed and analyzing the terms and conditions of the Proposed Transaction as set out in various supporting documentation;

•	Gained an understanding of the process followed by Banro and its advisors in assessing alternatives and negotiating the terms of the Proposed Transaction;

•	Performed a liquidation analysis focused on the recoverability to each of the holders of the Affected Securities under a distressed, going concern sale scenario;

•	Performed sensitivity analysis to assess the relative value of Banro or the Affected Securities pre and post the Proposed Transaction; and,

•	Performed additional analysis and research, as necessary.

Our relative value analysis was performed on a diluted common share basis where all potential sources of conversion (options and warrants) are assumed to have been converted into common shares with the exception of options with an exercise price equal to or greater than Cdn$0.80 per share. Our relative value analysis pre Proposed Transaction is based on the assumption that the Proposed Transaction is not available to the Company.

Considerations Common to All Fairness Opinions

In preparing our Fairness Opinions we have considered the following factors that are common to the holders of all Affected Securities in addition to the security specific factors noted in the subsequent sections:

•

Banro has insufficient liquidity to repay the Existing Notes that mature in March 2017. We also understand that in Q4 2016, the Company engaged an investment bank to explore refinancing alternatives, which did not result in any viable options being available to the Company, in this respect. The investment bank canvassed over 100 potential financing parties and was unable to identify any parties interested in refinancing the Existing Notes. Accordingly, in the absence of implementing a corporate restructuring or re-organization, such as is contemplated pursuant to the Proposed Transaction, it is possible that Banro may have to avail itself of some alternative form of restructuring proceeding, such as, perhaps, a filing under the Companies' Creditors Arrangement Act (“CCAA”) or a sale process, which may have to be conducted on an expedited basis, both of which would be expected to have a negative impact on Banro’s enterprise value and the value of the Affected Securities.

•

Based on discussions with Management, the Chairman of the Board, and others, there does not appear to be any other viable alternatives available to the Company, prior to the maturity of the Existing Notes, to avoid a default thereunder, other than completing a re-capitalization as contemplated under the Proposed Transaction.

Liquidation Fairness Opinion Criteria

For the purposes of the Liquidation Fairness Opinion, in addition to the forgoing, we considered that holders of the Affected Securities would be in a better financial position under the Proposed Transaction than if the Company were liquidated if the Proposed Transaction provides the security holders affected by the Proposed Transaction with value that is greater than or equal to the amount that could be realized through an orderly liquidation of Banro, among other financial considerations.

Liquidation Fairness Opinion Considerations

Given the geopolitical climate and the logistical challenges associated with the Company’s operations in the Democratic Republic of the Congo (“DRC”), we expect that the impact of a liquidation sales process would yield immaterial results for the security holders’ recovery. As such, it is best to assume that a distressed going concern sale of the Company could occur, whereby a purchaser could continue to operate the underlying assets.

In addition to the foregoing, in concluding that the holders of each of the classes of the Affected Securities would be in a better financial position under the Proposed Transaction than if the Company were liquidated, we considered various factors related to or resulting from the Proposed Transaction, including, but not limited to:

•	In the current commodity price environment Banro is not able to produce sufficient cash flow from its operations to meet its various debt obligations;

•	Banro, with its current capital structure, is unable to execute its business plan or repay its Existing Notes that are maturing in March 2017;

•	Absent the Proposed Transaction, the Company will default under the Existing Notes and the Noteholders will be in a position to take enforcement proceedings against the Company and its assets;

•	The Company has insufficient time to attract a buyer for itself or its assets through an orderly sales process;

•	The Company has been unable to arrange additional debt or equity financing;

•	In a liquidation process, prospective buyers or investors will be aware that the Company is compelled to sell the assets, which may have a negative impact on the value to be realized;

•

Additional legal and financial advisory costs would be incurred to implement the liquidation and engage in the associated legal proceedings. These costs would be recovered out of sale proceeds that would otherwise be available to stakeholders;

•	The Proposed Transaction allows the Company to retain its production assets and improve working capital and productivity to continue as a going concern without disruption;

•	The Proposed Transaction would provide the resultant Common Shareholders continued participation in Banro’s growth and/or future strategic initiatives; and,

•	Based on our discussions with Banro’s legal advisors, we understand that all existing Common Shareholders are treated equally under the Proposed Transaction.

Liquidation Fairness Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the Opinion Date, that the holders of each of the classes of the Affected Securities would be in a better financial position under the Proposed Transaction than if the Company were liquidated.

Company Fairness Opinion Criteria

For the purposes of the Company Fairness Opinion, in addition to the forgoing, we considered that the Proposed Transaction would be fair, from a financial point of view, to Banro if the Proposed Transaction:

•	Provides Banro with a more appropriate capital structure, either by reducing the total amount of debt outstanding or by reducing the amount of debt maturing in the near-term;

•	Reduces the risk that Banro's available liquidity would be insufficient to permit continued operations in the near term and service its debt; and,

•	Based on these criteria, is better than other known, feasible alternatives.

Company Fairness Opinion Considerations

In addition to the foregoing, in concluding on the fairness, from a financial point of view, to Banro, we considered various factors related to or resulting from the Proposed Transaction including, but not limited to:

•	With its current debt structure, Banro is unable to fully execute its business plan or service its debt;

•	The Proposed Transaction would, amongst other things, improve Banro’s solvency by extending the maturity dates on Banro’s debt, allowing it more time to focus on its strategic initiatives;

•	The Proposed Transaction would improve Banro’s liquidity with the infusion of US$45 million of new financing from new forward gold sales;

•

The Proposed Transaction would not affect any of Banro’s contractual relationships with its trade vendors or any amounts owing to them; hence, would not result in any disruption to Banro’s ongoing operations;

•

We considered that there would be significant risk with a CCAA process considering the jurisdiction of the assets are in and there is no certainty that the Company would come out of a CCAA process in its current form; and,

•

Based on discussions with Management and one of Banro’s significant noteholders involved in the Proposed Transaction, we are not aware of any feasible alternatives that are better than the Proposed Transaction.

Company Fairness Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the Opinion Date that the Proposed Transaction is fair, from a financial point of view, to Banro.

Common Shareholders Fairness Opinion Criteria

For the purposes of the Common Shareholders Fairness Opinion, in addition to the forgoing, we considered that the Proposed Transaction would be fair, from a financial point of view, to the Common Shareholders if our sensitivity analysis indicated that the relative value at the Opinion Date of the consideration for the common shares under the Proposed Transaction (being a 30% interest in the Recapitalized Common Equity) is greater than or equal to the relative value pre Proposed Transaction of the common shares, among other financial considerations.

Common Shareholders Fairness Opinion Considerations

In addition to the foregoing, in concluding on the fairness, from a financial point of view, to the Common Shareholders, we considered various factors related to or resulting from the Proposed Transaction, including, but not limited to:

•

Our relative value analysis under a range of scenarios indicates that the relative value at the Opinion Date of the consideration for the common shares under the Proposed Transaction (being a 30% interest in the Recapitalized Common Equity) is greater than or equal to their relative value prior to the Proposed Transaction under a distressed, going concern sale scenario; and,

•

While the common shares are currently trading on the TSX and the NYSE MKT LLC, the common shares are very thinly traded and are no longer covered by analysts, so the trading price is not necessarily indicative of current FMV.

Common Shareholders Fairness Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the Opinion Date that the Proposed Transaction is fair, from a financial point of view, to the Common Shareholders.

Series A Preference Shareholder Fairness Opinion Criteria

For the purposes of the Series A Preference Shareholder Fairness Opinion, in addition to the forgoing, we considered that the Proposed Transaction would be fair, from a financial point of view, to the Series A Preference Shareholders if our sensitivity analysis indicated that the relative value at the Opinion Date of the consideration for the Series A Preference Shares under the Proposed Transaction (being approximately 2% interest in the Recapitalized Common Equity) is greater than or equal to the relative value pre Proposed Transaction of the Series A Preferred Shares, among other financial considerations.

Series A Preference Shareholder Opinion Considerations

In addition to the foregoing, in concluding on the fairness, from a financial point of view, to the Series A Preference Shareholders, we considered various factors related to or resulting from the Proposed Transaction, including but not limited to:

•	Our sensitivity analysis indicated that the relative value at the Opinion Date of the consideration for the Series A Preference Shares under the Proposed Transaction (being approximately 2% interest in the resultant common shares) is greater than or equal to the relative value pre Proposed Transaction of the Series A Preference Shares;

•	The Series A Preference Shareholders are foregoing priority divided rights by exchanging Series A Preference Shares for common shares, however, there is considerable uncertainty in Banro’s ability to continue to pay dividends in absence of the Proposed Transaction; and,

•	The Series A Preference Shareholders are receiving common shares which will allow them to participate in the upside value post Proposed Transaction.

Series A Preference Shareholder Fairness Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the Opinion Date that the Proposed Transaction is fair, from a financial point of view, to the Series A Preference Shareholders.

Noteholders Fairness Opinion Criteria

For the purposes of the Noteholders Fairness Opinion, in addition to the forgoing, we considered that the Proposed Transaction would be fair, from a financial point of view, to the Noteholders if our sensitivity analysis indicated that the relative value at the Opinion Date of the consideration for the Existing Notes under the Proposed Transaction (including approximately a 9% interest in the Recapitalized Common Equity) is greater than or equal to the relative value pre Proposed Transaction of the Existing Notes, among other financial considerations.

Noteholders Fairness Opinion Considerations

In addition to the foregoing, in concluding on the fairness, from a financial point of view, to the Noteholders, we considered various factors related to or resulting from the Proposed Transaction, including, but not limited to:

•

Our sensitivity analysis indicated that the relative value at the Opinion Date of the consideration for the Existing Notes under the Proposed Transaction (including approximately a 9% interest in the resultant common shares) is greater than or equal to the relative value pre Proposed Transaction of the Existing Notes;

•

The Support Agreement was executed by Noteholders (who collectively hold approximately 78% of the par value of Existing Notes), which is an indication of their support for the Proposed Transaction; and,

•

Based on our discussions with Banro's legal advisors, we understand that Noteholders who have not signed the Support Agreement have the option to liquidate Existing Notes or participate in the Proposed Transaction on the same terms as the Noteholders who have signed the Support Agreement. Otherwise all Noteholders are treated the same.

Noteholders Fairness Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the Opinion Date that the Proposed Transaction is fair, from a financial point of view, to the Noteholders.

Yours very truly,

Helen Mallovy Hicks FCPA, FCA, FCBV	Greg Prince
Partner	Partner
Valuations, Modelling and Disputes	Corporate Advisory & Restructuring

Any questions and requests for assistance may be directed to the
Proxy Advisor and Information Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleadvisors.com

North American Toll Free Phone:

1-866-851-3214

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272